
13000802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2012

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from to .

Commission File Number: 001-34624

UMPQUA HOLDINGS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

OREGON	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

One SW Columbia Street, Suite 1200 Portland, Oregon 97258
(Address of Principal Executive Offices)(Zip Code)

(503) 727-4100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
NONE	

Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [x] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [x]

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2012, based on the closing price on that date of $13.16 per share, and 110,488,100 shares held was $1,454,023,396.

Indicate the number of shares outstanding for each of the issuer's classes of common stock, as of the latest practical date:

The number of shares of the Registrant's common stock (no par value) outstanding as of January 31, 2013 was 111,946,043.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Shareholders of Umpqua Holdings Corporation are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

FORM 10-K CROSS REFERENCE INDEX

PART I

ITEM 1. BUSINESS.

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as "anticipates," "expects," "believes," "estimates" and "intends" and words or phrases of similar meaning. We make forward-looking statements regarding projected sources of funds, availability of acquisition and growth opportunities, dividends, adequacy of our allowance for loan and lease losses and provision for loan and lease losses, our commercial real estate portfolio and subsequent chargeoffs. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. Risks and uncertainties that could cause our financial performance to differ materially from our goals, plans, expectations and projections expressed in forward-looking statements include those set forth in our filings with the SEC, Item 1A of this Annual Report on Form 10-K, and the following:

- *our ability to attract new deposits and loans and leases;*
- *demand for financial services in our market areas;*
- *competitive market pricing factors;*
- *deterioration in economic conditions that could result in increased loan and lease losses;*
- *risks associated with concentrations in real estate related loans;*
- *market interest rate volatility;*
- *compression of our net interest margin;*
- *stability of funding sources and continued availability of borrowings;*
- *changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth;*
- *our ability to recruit and retain key management and staff;*
- *availability of, and competition for, FDIC-assisted and other acquisition opportunities;*
- *risks associated with merger and acquisition integration;*
- *significant decline in the market value of the Company that could result in an impairment of goodwill;*
- *our ability to raise capital or incur debt on reasonable terms;*
- *regulatory limits on the Bank's ability to pay dividends to the Company;*
- *the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and related rules and regulations on the Company's business operations and competitiveness, including the impact of executive compensation restrictions, which may affect the Company's ability to retain and recruit executives in competition with firms in other industries who do not operate under those restrictions; and*
- *the impact of the Dodd-Frank Act on the Company's interchange fee revenue, interest expense, FDIC deposit insurance assessments and regulatory compliance expenses, which includes a maximum permissible interchange fee that an issuer may receive for an electronic debit transaction, resulting in a decrease in interchange revenue on an average transaction.*
- *the impact of proposed "Basel III" capital rules that could require the Company to write down its trust preferred securities over an accelerated schedule.*

For a more detailed discussion of some of the risk factors, see the section entitled "Risk Factors" below. We do not intend to update any factors, except as required by SEC rules, or to publicly announce revisions to any of our forward-looking statements. Any forward-looking statement speaks only as of the date that such statement was made. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

Introduction

Umpqua Holdings Corporation (referred to in this report as "we," "our," "Umpqua," and "the Company"), an Oregon corporation, was formed as a bank holding company in March 1999. At that time, we acquired 100% of the outstanding shares of South Umpqua Bank, an Oregon state-chartered bank formed in 1953. We became a financial holding company in March 2000 under the provisions of the Gramm-Leach-Bliley Act. Umpqua has two principal operating subsidiaries, Umpqua Bank (the "Bank") and Umpqua Investments, Inc. ("Umpqua Investments").

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may obtain these reports, and any amendments, from the SEC's website at www.sec.gov. You may obtain copies of these reports, and any amendments, through our website at www.umpquaholdingscorp.com. These reports are available through our website as soon as reasonably practicable after they are filed electronically with the SEC. All of our SEC filings since November 14, 2002 have been made available on our website within two days of filing with the SEC.

General Background

Headquartered in Roseburg, Oregon, Umpqua Bank is considered one of the most innovative community banks in the United States and has implemented a variety of retail marketing strategies to increase revenue and differentiate the company from its competition. The Bank combines a high touch customer experience with the sophisticated products and expertise of a commercial bank. The Bank provides a wide range of banking, wealth management, mortgage and other financial services to corporate, institutional and individual customers. Along with its subsidiaries, the Company is subject to the regulations of state and federal agencies and undergoes periodic examinations by these regulatory agencies.

Umpqua Investments is a registered broker-dealer and investment advisor with offices in Portland, Lake Oswego, and Medford, Oregon, and products and services offered through Umpqua Bank stores. The firm is one of the oldest investment companies in the Northwest and is actively engaged in the communities it serves. Umpqua Investments offers a full range of investment products and services including: stocks, fixed income securities (municipal, corporate, and government bonds, CDs, and money market instruments), mutual funds, annuities, options, retirement planning, money management services and life insurance.

Business Strategy

Umpqua Bank's principal objective is to become the leading community-oriented financial services retailer throughout the Pacific Northwest and Northern California. We plan to continue the expansion of our market from Seattle to San Francisco, primarily along the I-5 corridor. We intend to continue to grow our assets and increase profitability and shareholder value by differentiating ourselves from competitors through the following strategies:

Capitalize On Innovative Product Delivery System. Our philosophy has been to develop an environment for the customer that makes the banking experience relevant and enjoyable. With this approach in mind, we have developed a unique store concept that offers "one-stop" shopping and includes distinct physical areas or boutiques, such as a "serious about service center," an "investment opportunity center" and a "computer café," which make the Bank's products and services more tangible and accessible. In 2006, we introduced our "Neighborhood Stores" and in 2007, we introduced the Umpqua "Innovation Lab." In 2010, we introduced the next generation version of our Neighborhood Store in the Capitol Hill area of Seattle, Washington. We are continuing to remodel existing and acquired stores in metropolitan locations to further our retail vision and have a consistent brand experience.

Deliver Superior Quality Service. We insist on quality service as an integral part of our culture, from the Board of Directors to our new sales associates, and believe we are among the first banks to introduce a measurable quality service program. Under our "return on quality" program, the performance of each sales associate and store is evaluated monthly based on specific measurable factors such as the "sales effectiveness ratio" that totals the average number of banking products purchased by each new customer. The evaluations also encompass factors such as the number of new loan and deposit accounts generated in each store, reports by incognito "mystery shoppers" and customer surveys. Based on scores achieved, Umpqua's "return on quality" program rewards both individual sales associates and store teams with financial incentives. Through such programs, we are able to measure the quality of service provided to our customers and maintain employee focus on quality customer service.

Establish Strong Brand Awareness. As a financial services retailer, we devote considerable resources to developing the "Umpqua Bank" brand. This is done through design strategy, marketing, merchandising, community based events, and delivery through our customer facing channels. From Bank branded bags of custom roasted coffee beans and chocolate coins with each transaction, to educational seminars and three Umpqua-branded ice cream trucks, Umpqua's goal is to engage our customer with the brand in a whole new way. The unique look and feel of our stores and interactive displays help position us as an innovative, customer-friendly retailer of financial products and services. We build consumer preference for our products and services through strong brand awareness.

Use Technology to Expand Customer Base. Although our strategy continues to emphasize superior personal service, as consumer preferences evolve we continue to expand user-friendly, technology-based systems to attract customers who want to interact with their financial institution electronically. We offer technology-based services including remote deposit capture, online banking, bill pay and treasury services, mobile banking, voice response banking, automatic payroll deposit programs, advanced function ATMs, interactive product kiosks, and a robust internet web site. We believe the availability of both traditional bank services and electronic banking services enhances our ability to attract a broader range of customers and wrap our value proposition across all channels.

Increase Market Share in Existing Markets and Expand Into New Markets. As a result of our innovative retail product orientation, measurable quality service program and strong brand awareness, we believe that there is significant potential to increase business with current customers, to attract new customers in our existing markets and to enter new markets.

Pursue Strategic Acquisitions. A part of our strategy in this economic environment is to pursue the acquisition of banks within or in proximity to our geographic footprint that may be operating under capital constraints, regulatory pressure or other competitive disadvantages. We also consider the acquisition of certain failing banks that the FDIC makes available for bid, and that meet our strategic objectives. Failed bank transactions are attractive opportunities because we can acquire loans subject to a loss share agreement with the FDIC, or at a significant discount, that limits our downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume. Assets purchased from the FDIC are marked to their fair value. We have completed four FDIC-assisted transactions since January 1, 2009.

Marketing and Sales

Our goal of increasing our share of financial services in our market areas is driven by a marketing and sales strategy with the following key components:

Media Advertising. Our comprehensive marketing campaigns aim to strengthen the Umpqua Bank brand and heighten public awareness about our innovative delivery of financial products and services. The Bank has been recognized nationally for its use of new media and unique approach. From programs like Umpqua's Discover Local Music Project and ice cream trucks, to campaigns like "Save Hard Spend Smart" and the "Lemonaire," Umpqua is utilizing nontraditional media channels and leveraging mass market media in new ways. In 2005 Umpqua dubbed the term "hand-shake marketing" to describe the Company's fresh approach to localized marketing.

Retail Store Concept. As a financial services provider, we believe that the store environment is critical to successfully market and sell products and services. Retailers traditionally have displayed merchandise within their stores in a manner designed to encourage customers to purchase their products. Purchases are made on the spur of the moment due to the products' availability and attractiveness. Umpqua Bank believes this same concept can be applied to financial institutions and accordingly displays financial services and products through tactile merchandising within our stores. Unlike many financial institutions whose strategy is to discourage customers from visiting their facilities in favor of ATMs or other forms of electronic banking, we encourage customers to visit our stores, where they are greeted by well-trained sales associates and encouraged to browse and to make "impulse purchases." Our "Next Generation" store model includes features like free wireless, free use of laptop computers, opening rooms with refrigerated beverages and innovative products packaging like MainStreet for businesses – a package that includes relationship pricing for deposit and loan products, and invitation to "Business Therapy" seminars. The stores host a variety of after-hours events, from poetry readings to seminars on how to build an art collection. To bring financial services to our customers in a cost-effective way, we introduced "Neighborhood Stores." We build these stores in established neighborhoods and design them to be neighborhood hubs. These stand-alone full-service stores are smaller and emphasize advanced technology. To strengthen brand recognition, all Neighborhood Stores are similar in appearance. Umpqua's "Innovation Lab" is a one-of-a-kind location, showcasing emerging and existing technologies that foster community and redefine what consumers can expect from a banking experience. As a testing ground for new initiatives, the Lab will change regularly to feature new technology, products, services and community events.

Service Culture. Umpqua believes strongly that if we lead with a service culture, we will have more opportunity to sell our products and services and to create deeper customer relationships across all divisions, from retail to mortgage and commercial. Although a successful marketing program will attract customers to visit, a service environment and a well-trained sales team are critical to selling our products and services. We believe that our service culture has become well established throughout the organization due to our unique facility designs and ongoing training of our associates on all aspects of sales and service. We provide training at our in-house training facility, known as "The World's Greatest Bank University," to recognize and celebrate exceptional service, and pay commissions for the sale of the Bank's products and services. This service culture has helped transform us from a traditional community bank to a nationally recognized marketing company focused on selling financial products and services.

Products and Services

We offer a full array of financial products to meet the banking needs of our market area and target customers. To ensure the ongoing viability of our product offerings, we regularly examine the desirability and profitability of existing and potential new products. To make it easy for new prospective customers to bank with us and access our products, we offer a "Switch Kit," which allows a customer to open a primary checking account with Umpqua Bank in less than ten minutes. Other avenues through which customers can access our products include our web site equipped with an e-switchkit which includes internet banking through "umpqua.online," mobile banking, and our 24-hour telephone voice response system.

Deposit Products. We offer a traditional array of deposit products, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or maturities of deposit liabilities. Our approach is to tailor fit products and bundle those that meet the customer's needs. This approach is designed to add value for the customer, increase products per household and produce higher service fee income.

Private Bank. Umpqua Private Bank serves high net worth individuals with liquid investable assets by providing customized financial solutions and offerings. The private bank is designed to augment Umpqua's existing high-touch customer experience, and works collaboratively with the Bank's affiliate retail brokerage Umpqua Investments and with the independent investment management firm Ferguson Wellman Capital Management, to offer a comprehensive, integrated approach that meets clients' financial goals, including financial planning, trust services and investments. Umpqua entered into a strategic alliance with Ferguson Wellman in the fall of 2009 to further enhance our offerings to individuals, unions and corporate retirement plans, endowments and foundations.

Retail Brokerage Services. Umpqua Investments provides a full range of brokerage services including equity and fixed income products, mutual funds, annuities, options, retirement planning and money management services. Additionally, Umpqua Investments offers life insurance. At December 31, 2012, Umpqua Investments had 41 Series 7-licensed financial advisors serving clients at four stand-alone retail brokerage offices, one location located within a retirement facility, and "Investment Opportunity Centers" located in many Bank stores.

Commercial Loans and Commercial Real Estate Loans. We offer specialized loans for business and commercial customers, including accounts receivable and inventory financing, equipment loans, international trade, real estate construction loans and permanent financing and SBA program financing as well as capital markets and treasury management services. Additionally, we offer specially designed loan products for small businesses through our Small Business Lending Center, and have recently introduced a new business banking division to increase lending to small and mid-sized businesses. Ongoing credit management activities continue to focus on commercial real estate loans given this is a significant portion of our loan portfolio. We are also engaged in initiatives that continue to diversify the loan portfolio including a strong focus on commercial and industrial loans in addition to financing owner-occupied properties.

Residential Real Estate Loans. Real estate loans are available for construction, purchase and refinancing of residential owner-occupied and rental properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. We sell most residential real estate loans that we originate into the secondary market. Servicing is retained on the majority of these loans. We also support the Home Affordable Refinance Program and Home Affordable Modification Program.

Consumer Loans. We provide loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit and motor vehicle loans.

Market Area and Competition

The geographic markets we serve are highly competitive for deposits, loans, leases and retail brokerage services. We compete with traditional banking institutions, as well as non-bank financial service providers, such as credit unions, brokerage firms and mortgage companies. In our primary market areas of Oregon, Western Washington, Northern California, and Nevada, major banks and large regional banks generally hold dominant market share positions. By virtue of their larger capital bases, these institutions have significantly larger lending limits than we do and generally have more expansive branch networks. Competition also includes other commercial banks that are community-focused.

As the industry becomes increasingly dependent on and oriented toward technology-driven delivery systems, permitting transactions to be conducted by telephone, computer and the internet, non-bank institutions are able to attract funds and provide lending and other financial services even without offices located in our primary service area. Some insurance companies and brokerage firms compete for deposits by offering rates that are higher than may be appropriate for the Bank in relation to its asset and liability management objectives. However, we offer a wide array of deposit products and believe we can compete effectively through rate-driven product promotions. We also compete with full service investment firms for non-bank financial products and services offered by Umpqua Investments.

Credit unions present a significant competitive challenge for our banking services and products. As credit unions currently enjoy an exemption from income tax, they are able to offer higher deposit rates and lower loan rates than we can on a comparable basis. Credit unions are also not currently subject to certain regulatory constraints, such as the Community Reinvestment Act, which, among other things, requires us to implement procedures to make and monitor loans throughout the communities we serve. Adhering to such regulatory requirements raises the costs associated with our lending activities, and reduces potential operating profits. Accordingly, we seek to compete by focusing on building customer relationships, providing superior service and offering a wide variety of commercial banking products that do not compete directly with products and services typically offered by the credit unions, such as commercial real estate loans, inventory and accounts receivable financing, and SBA program loans for qualified businesses.

Many of our stores are located in markets that have historically experienced growth below statewide averages. During the past several years, the States of Oregon, California, Washington, and Nevada have experienced economic difficulties. To the extent the fiscal condition of state and local governments does not improve, there could be an adverse effect on business conditions in the affected state that would negatively impact the prospects for the Bank's operations located there.

The following table presents the Bank's market share percentage for total deposits as of June 30, 2012, in each county where we have operations. The table also indicates the ranking by deposit size in each market. All information in the table was obtained from SNL Financial of Charlottesville, Virginia, which compiles deposit data published by the FDIC as of June 30, 2012 and updates the information for any bank mergers and acquisitions completed subsequent to the reporting date.

Oregon

County	Market Share	Market Rank	Number of Stores
Benton	6.4%	7	1
Clackamas	4.0%	7	5
Coos	39.0%	1	5
Curry	23.6%	2	1
Deschutes	4.8%	8	5
Douglas	62.4%	1	9
Jackson	16.1%	1	9
Josephine	16.7%	2	5
Lane	17.0%	1	9
Lincoln	11.7%	5	2
Linn	11.8%	5	3
Marion	8.6%	5	3
Multnomah	3.0%	6	16
Washington	4.1%	7	5

California

County	Market Share	Market Rank	Number of Stores
Amador	5.4%	7	1
Butte	3.2%	10	2
Calaveras	24.4%	2	4
Colusa	39.1%	1	2
Contra Costa	0.2%	23	2
El Dorado	7.4%	4	5
Glenn	31.1%	2	2
Humboldt	24.9%	1	7
Lake	16.4%	3	2
Marin	1.9%	12	3
Mendocino	3.3%	7	1
Napa	12.0%	3	7
Placer	7.0%	3	9
Sacramento	1.0%	17	6
San Francisco	0.0%	42	1
San Joaquin	0.6%	17	1
Shasta	2.3%	9	1
Solano	3.5%	9	4
Sonoma	0.5%	17	3
Stanislaus	0.8%	15	2
Sutter	15.0%	2	2
Tehama	16.7%	1	2
Trinity	26.3%	2	1
Tuolumne	17.2%	3	5
Yolo	2.6%	12	1
Yuba	26.2%	1	2

Washington			
County	Market Share	Market Rank	Number of Stores
Clark	7.8%	7	5
King	0.6%	17	15
Pierce	3.6%	8	11
Snohomish	0.7%	21	1

Nevada			
County	Market Share	Market Rank	Number of Stores
Washoe	0.4%	8	4

Lending and Credit Functions

The Bank makes both secured and unsecured loans to individuals and businesses. At December 31, 2012, commercial real estate, commercial, residential, and consumer and other represented approximately 63%, 26%, 10%, and 1%, respectively, of the total non-covered loan and lease portfolio.

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. We have adopted as loan policy loan-to-value limits that range from 5% to 10% less than the federal guidelines for each category; however, policy exceptions are permitted for real estate loan customers with strong financial credentials.

Allowance for Loan and Lease Losses ("ALLL") Methodology

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality and adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a specific component to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses.

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 10% of the allowance, but may be maintained at higher levels during times of deteriorating economic conditions characterized by falling real estate values. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends. As of December 31, 2012, there was no unallocated allowance amount.

Management believes that the ALLL was adequate as of December 31, 2012. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our total loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the ALLL. The U.S. recession, the housing market downturn, and declining real estate values in our markets have negatively impacted aspects of our residential development, commercial real estate, commercial construction and commercial loan portfolios. A renewed deterioration or a prolonged delay in economic recovery in our markets may adversely affect our loan portfolio and may lead to additional charges to the provision for loan and lease losses.

Employees

As of December 31, 2012, we had a total of 2,376 full-time equivalent employees. None of the employees are subject to a collective bargaining agreement and management believes its relations with employees to be good. Umpqua Bank was named #55 on *Fortune* magazine's 2013 list of "100 Best Companies to Work For", #69 on the 2012 list, #25 on the 2011 list, and #23 on the 2010 list. Information regarding employment agreements with our executive officers is contained in Item 11 below, which item is incorporated by reference to our proxy statement for the 2013 annual meeting of shareholders.

Government Policies

The operations of our subsidiaries are affected by state and federal legislative changes and by policies of various regulatory authorities. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Board of Governors of the Federal Reserve System, United States fiscal policy, and capital adequacy and liquidity constraints imposed by federal and state regulatory agencies.

Supervision and Regulation

General. We are extensively regulated under federal and state law. These laws and regulations are generally intended to protect depositors and customers, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation. Any change in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and by the policies of various regulatory authorities. We cannot accurately predict the nature or the extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state legislation may have in the future. Umpqua is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the Securities and Exchange Commission. As a listed company on NASDAQ, Umpqua is subject to NASDAQ rules for listed companies.

Holding Company Regulation. We are a registered financial holding company under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), and are subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As a financial holding company, we are examined by and file reports with the Federal Reserve. The Federal Reserve expects a bank holding company to serve as a source of financial and managerial strength to its subsidiary bank and, under appropriate circumstances, to commit resources to support the subsidiary bank.

Financial holding companies are bank holding companies that satisfy certain criteria and are permitted to engage in activities that traditional bank holding companies are not. The qualifications and permitted activities of financial holdings companies are described below under "Regulatory Structure of the Financial Services Industry."

Federal and State Bank Regulation. Umpqua Bank, as a state chartered bank with deposits insured by the FDIC, is primarily subject to the supervision and regulation of the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities, the Washington Department of Financial Institutions, the California Department of Financial Institutions, the Nevada Division of Financial Institutions, the FDIC and the Consumer Financial Protection Bureau (CFPB). These agencies may prohibit the Bank from engaging in what they believe constitute unsafe or unsound banking practices. Our primary state regulator (the State of Oregon) regularly examines the Bank or participates in joint examinations with the FDIC.

The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within its jurisdiction, the FDIC evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or new facility. A less than "Satisfactory" rating would result in the suspension of any growth of the Bank through acquisitions or opening de novo branches until the rating is improved. As of the most recent CRA examination in April 2010, the Bank's CRA rating was "Satisfactory."

Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not affiliated with the bank, and must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

The Federal Reserve Act and related Regulation W limit the amount of certain loan and investment transactions between the Bank and its affiliates, require certain levels of collateral for such loans, and limit the amount of advances to third parties that may be collateralized by the securities of Umpqua or its subsidiaries. Regulation W requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving nonaffiliated companies or, in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies. Umpqua and its subsidiaries have adopted an Affiliate Transactions Policy and have entered into various affiliate agreements in compliance with Regulation W.

The Federal Reserve and the FDIC have adopted non-capital safety and soundness standards for institutions. These standards cover internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that it will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. We believe that the Bank is in compliance with these standards.

Federal Deposit Insurance. Substantially all deposits with Umpqua Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, increase or decrease assessment rates.

On February 7, 2011, the FDIC adopted a final rule modifying the risk-based assessment system from a domestic deposit base to a scorecard based assessment system, effective April 1, 2011. Effective as of April 1, 2011, the Bank was categorized as a large institution as the Bank has more than $10 billion in assets. The initial base assessment rates range from five to 35 basis points. After potential adjustments related to unsecured debt and brokered deposit balances, the final total assessment rates range from 2.5 to 45 basis points. Initial base assessment rates for large institutions ranged from five to 35 basis points. The Bank's assessment rate for 2012 fell at the low end of this range. Further increases in the assessment rate could have a material adverse effect on our earnings, depending upon the amount of the increase.

In 2006, the Reform Act increased the deposit insurance limit for certain retirement plan deposit accounts from $100,000 to $250,000. The basic insurance limit for other deposits, including individuals, joint account holders, businesses, government entities, and trusts, remained at $100,000. The Reform Act also provided for the merger of the two deposit insurance funds administered by the FDIC, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"), into the DIF. On October 3, 2008, the EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The basic deposit insurance limit would have returned to $100,000 after December 31, 2009. On May 20, 2009, the Helping Families Save Their Homes Act extended the temporary increase in the standard maximum deposit insurance amount to $250,000 per depositor through December 31, 2013. The standard maximum deposit insurance amount would return to $100,000 on January 1, 2014. The Dodd-Frank Act permanently raises the current standard maximum federal deposit insurance amount from $100,000 to $250,000 per qualified account.

In November 2008, the FDIC approved the final ruling establishing the Transaction Account Guarantee Program ("TAGP") as part of the Temporary Liquidity Guarantee Program ("TLGP"). Under this program, effective immediately and through December 31, 2009, all non-interest bearing transaction accounts became fully guaranteed by the FDIC for the entire amount in the account. This unlimited coverage also extended to NOW (interest bearing deposit accounts) earning an interest rate no greater than 0.50% and all IOLTAs (lawyers' trust accounts). Coverage under the TAGP, funded through insurance premiums paid by participating financial institutions, was in addition to and separate from the additional coverage announced under EESA. In August 2009, the FDIC extended the TAGP portion of the TLGP through June 30, 2010. In June 2010, the FDIC extended the TAGP portion of the TLGP for an additional six months, from July 1, 2010 to December 31, 2010. The rule required that interest rates on qualifying NOW accounts offered by banks participating in the program be reduced to 0.25% from 0.50%. The rule provided for an additional extension of the program, without further rulemaking, for a period of time not to exceed December 31, 2011. Umpqua elected to participate in the TAGP through the extended period. In July 2010, the Dodd-Frank Act was enacted, which provides for unlimited deposit insurance for noninterest bearing transactions accounts (excluding NOW, but including IOLTAs) beginning December 31, 2010 for a period of two years. The TAGP expired as of December 31, 2012 and the FDIC will no longer provide separate, unlimited deposit insurance under that program.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines that the institution has engaged in or is engaging in unsafe and unsound banking practices, is in an unsafe or unsound condition or has violated any applicable law, regulation or order or any condition imposed in writing by, or pursuant to, any written agreement with the FDIC. The termination of deposit insurance for the Bank could have a material adverse effect on our financial condition and results of operations due to the fact that the Bank's liquidity position would likely be affected by deposit withdrawal activity.

Dividends. Under the Oregon Bank Act and the Federal Deposit Insurance Corporation Improvement Act of 1991, the Bank is subject to restrictions on the payment of cash dividends to its parent company. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, under the Oregon Bank Act, the amount of the dividend paid by the Bank may not be greater than net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months unless the debt is fully secured and in the process of collection; all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and all accrued expenses, interest and taxes of the Bank. In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition.

Capital Adequacy. The federal and state bank regulatory agencies use capital adequacy guidelines in their examination and regulation of holding companies and banks. If capital falls below the minimum levels established by these guidelines, a holding company or a bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve have adopted risk-based capital guidelines for holding companies and banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The capital adequacy guidelines limit the degree to which a holding company or bank may leverage its equity capital.

Federal regulations establish minimum requirements for the capital adequacy of depository institutions, such as the Bank. Banks with capital ratios below the required minimums are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal banking regulators to take "prompt corrective action" with respect to a capital-deficient institution, including requiring a capital restoration plan and restricting certain growth activities of the institution. Umpqua could be required to guarantee any such capital restoration plan required of the Bank if the Bank became undercapitalized. Pursuant to FDICIA, regulations were adopted defining five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. Under the regulations, the Bank is considered "well capitalized" as of December 31, 2012.

Federal and State Regulation of Broker-Dealers. Umpqua Investments, Inc. is a fully disclosed introducing broker-dealer clearing through First Clearing LLC. Umpqua Investments is regulated by the Financial Industry Regulatory Authority ("FINRA") and has deposits insured through the Securities Investors Protection Corp ("SIPC") as well as third party insurers. FINRA performs regular examinations of the firm that include reviews of policies, procedures, recordkeeping, trade practices, and customer protection as well as other inquiries.

SIPC protects client securities and cash up to $500,000, including $100,000 for cash with additional coverage provided through First Clearing for the remaining net equity balance in a brokerage account, if any. This coverage does not include losses in investment accounts.

Broker-Dealer and Related Regulatory Supervision. Umpqua Investments is a member of, and is subject to the regulatory supervision of, FINRA. Areas subject to this regulatory review include compliance with trading rules, financial reporting, investment suitability for clients, and compliance with stock exchange rules and regulations.

Effects of Government Monetary Policy. Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, through its open market operations in U.S. Government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits. These activities influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Regulatory Structure of the Financial Services Industry. Federal laws and regulations governing banking and financial services underwent significant changes in recent years and are subject to significant changes in the future. From time to time, legislation is introduced in the United States Congress that contains proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, and other financial institutions. Whether or in what form any such legislation may be adopted or the extent to which our business might be affected thereby cannot be predicted.

The GLB Act, enacted in November 1999, repealed sections of the Banking Act of 1933, commonly referred to as the Glass-Steagall Act, that prohibited banks from engaging in securities activities, and prohibited securities firms from engaging in banking. The GLB Act created a new form of holding company, known as a financial holding company, that is permitted to acquire subsidiaries that are variously engaged in banking, securities underwriting and dealing, and insurance underwriting.

A bank holding company, if it meets specified requirements, may elect to become a financial holding company by filing a declaration with the Federal Reserve, and may thereafter provide its customers with a broader spectrum of products and services than a traditional bank holding company is permitted to do. A financial holding company may, through a subsidiary, engage in any activity that is deemed to be financial in nature and activities that are incidental or complementary to activities that are financial in nature. These activities include traditional banking services and activities previously permitted to bank holding companies under Federal Reserve regulations, but also include underwriting and dealing in securities, providing investment advisory services, underwriting and selling insurance, merchant banking (holding a portfolio of commercial businesses, regardless of the nature of the business, for investment), and arranging or facilitating financial transactions for third parties.

To qualify as a financial holding company, the bank holding company must be deemed to be well-capitalized and well-managed, as those terms are used by the Federal Reserve. In addition, each subsidiary bank of a bank holding company must also be well-capitalized and well-managed and be rated at least "satisfactory" under the Community Reinvestment Act. A bank holding company that does not qualify, or has not chosen, to become a financial holding company must limit its activities to traditional banking activities and those non-banking activities the Federal Reserve has deemed to be permissible because they are closely related to the business of banking.

The GLB Act also includes provisions to protect consumer privacy by prohibiting financial services providers, whether or not affiliated with a bank, from disclosing non-public personal, financial information to unaffiliated parties without the consent of the customer, and by requiring annual disclosure of the provider's privacy policy.

Legislation enacted by Congress in 1995 permits interstate banking and branching, which allows banks to expand nationwide through acquisition, consolidation or merger. Under this law, an adequately capitalized bank holding company may acquire banks in any state or merge banks across state lines if permitted by state law. Further, banks may establish and operate branches in any state subject to the restrictions of applicable state law. Under Oregon law, an out-of-state bank or bank holding company may merge with or acquire an Oregon state chartered bank or bank holding company if the Oregon bank, or in the case of a bank holding company, the subsidiary bank, has been in existence for a minimum of three years, and the law of the state in which the acquiring bank is located permits such merger. The Bank now has the ability to open additional de novo branches in the states of Oregon, California, Washington, and Nevada.

Section 613 of the Dodd-Frank Act eliminates interstate branching restrictions that were implemented as part of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, and removes many restrictions on de novo interstate branching by national and state-chartered banks. The FDIC and the OCC now have authority to approve applications by insured state nonmember banks and national banks, respectively, to establish de novo branches in states other than the bank's home state if "the law of the State in which the branch is located, or is to be located, would permit establishment of the branch, if the bank were a State bank chartered by such State." The enactment of this section may significantly increase interstate banking by community banks in western states, where barriers to entry were previously high.

Anti-Terrorism Legislation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act ("USA Patriot Act"), enacted in 2001:

- prohibits banks from providing correspondent accounts directly to foreign shell banks;
- imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;
- requires financial institutions to establish an anti-money-laundering ("AML") compliance program; and
- generally eliminates civil liability for persons who file suspicious activity reports.

The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act, which to some degree, affects our record-keeping and reporting expenses. Should the Bank's AML compliance program be deemed insufficient by federal regulators, we would not be able to grow through acquiring other institutions or opening de novo branches.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 addresses public company corporate governance, auditing, accounting, executive compensation and enhanced and timely disclosure of corporate information.

The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and regulation of the relationship between a Board of Directors and management and between a Board of Directors and its committees.

The Sarbanes-Oxley Act provides for, among other things:

- prohibition on personal loans by Umpqua to its directors and executive officers except loans made by the Bank in accordance with federal banking regulations;
- independence requirements for Board audit committee members and our auditors;
- certification of Exchange Act reports by the chief executive officer, chief financial officer and principal accounting officer;
- disclosure of off-balance sheet transactions;
- expedited reporting of stock transactions by insiders; and
- increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act also requires:

- management to establish, maintain and evaluate disclosure controls and procedures;
- management to report on its annual assessment of the effectiveness of internal controls over financial reporting;
- our external auditor to attest to the effectiveness of internal controls over financial reporting.

The SEC has adopted regulations to implement various provisions of the Sarbanes-Oxley Act, including disclosures in periodic filings pursuant to the Exchange Act. Also, in response to the Sarbanes-Oxley Act, NASDAQ adopted new standards for listed companies. In 2004, the Sarbanes-Oxley Act substantially increased our reporting and compliance expenses.

Emergency Economic Stabilization Act of 2008 (EESA). This act granted broad powers to the U.S. Treasury, the FDIC, and the Federal Reserve to stabilize the financial markets under the following programs:

- the Capital Purchase Program allocated $250 billion to Treasury to purchase senior preferred shares and warrants to purchase commons stock from approved financial institutions;
- the Troubled Asset Purchase Program allocated $250 billion to Treasury to purchase troubled assets from financial institutions, with Treasury to also receive securities issued by participating institutions;
- the Temporary Liquidity Guaranty Program ("TLGP") authorized the FDIC to insure newly issued senior unsecured debt and insure the total balance in non-interest bearing transactional deposit accounts of those institutions who elect to participate;
- the Commercial Paper and Money Market Investor Funding Facilities authorized the Federal Reserve Bank of New York to purchase rated commercial paper from U.S. companies and to purchase money market instruments from U.S. money market mutual funds.

The Dodd-Frank Wall Street Reform and Consumer Protection Act. On July 21, 2010, President Obama signed the Dodd-Frank Act, which is a sweeping overhaul of financial industry regulation. In general, the Act:

- Creates a systemic-risk council of top regulators, the Financial Stability Oversight Council (FSOC), whose purpose is to identify risks and respond to emerging threats to the financial stability of the U.S. arising from large, interconnected bank holding companies or nonbank financial companies;
- Gives the FDIC authority to unwind large failing financial firms. Treasury would supply funds to cover the up-front costs of winding down the failed firm, but the government would have to put a "repayment plan" in place. Regulators would recoup any losses incurred from the wind-down afterwards by assessing fees on financial firms with more than $50 billion in assets;
- Directs the FDIC to base deposit-insurance assessments on assets minus tangible capital instead of on domestic deposits and requires the FDIC to increase premium rates to raise the Deposit Insurance Fund's (DIF) minimum reserve ratio from 1.15% to 1.35% by September 30, 2020. Banks, like Umpqua, with consolidated assets greater than $10 billion would pay the increased premiums;
- Extended the FDIC's Transaction Account Guarantee (TAG) program to December 31, 2012. There was no "opt-out" from the extension;
- Permanently increases FDIC deposit-insurance coverage to $250,000, retroactive to January 1, 2008. The Act eliminates the 1.5% cap on the DIF reserve ratio and automatic dividends when the ratio exceeds 1.35%. Under the agreement, the FDIC would have discretion on whether to provide dividends to DIF members;
- Authorizes banks to pay interest on business checking accounts, which is likely to significantly increase our interest expense;
- Creates a new Consumer Financial Protection Bureau (CFPB), housed under the Federal Reserve and led by a director appointed by the President and confirmed by the Senate. All existing consumer laws and regulations will be transferred to this agency and each existing regulatory agency will contribute their respective consumer regulatory and exam staffs to the CFPB;
- Grants to CFPB the authority to write consumer protection rules for banks and nonbank financial firms offering consumer financial services or products and to ensure that consumers are protected from "unfair, deceptive, or abusive" acts or practices. The CFPB also has authority to examine and enforce regulations for banks, like Umpqua, with greater than $10 billion in assets;
- Authorizes the CFPB to require banks to compile and provide reports relating to its consumer lending, marketing and other consumer business activities and to make that information available to the public if it is "in the public interest";
- Directs the Federal Reserve to set interchange fees for debit card transactions charged by banks with more than $10 billion in assets. It must establish what it determines are reasonable fees by factoring in their transaction costs compared to those for checks;
- Requires loan originators to retain 5% of any loan sold and securitized, unless it is a "qualified residential mortgage", which includes standard 30 and 15 year fixed rate loans. It also specifically exempts from risk retention FHA, VA, Farmer Mac and Rural Housing Service loans;
- Excludes the proceeds of trust preferred securities from Tier 1 capital except for trust preferred securities issued before May 19, 2010 by bank holding companies, like the Company, with less than $15 billion in assets at December 31, 2009;
- Adopts various mortgage lending and predatory lending provisions;

- Requires federal regulators jointly to prescribe regulations mandating that financial institutions with more than $1 billion in assets to disclose to their regulators their incentive compensation plans to permit the regulators to determine whether the plans provide executive officers, employees, directors or principal shareholders with excessive compensation, fees or benefits, or could lead to material financial loss to the institution;
- Imposes a number of requirements related to executive compensation that apply to all public companies, such as prohibition of broker discretionary voting in connection with a shareholder vote on executive compensation; mandatory shareholder "say on pay" (every one to three years) and "say on golden parachutes"; and clawback of incentive compensation from current or former executive officers following any accounting restatement;
- Establishes a modified version of the "Volcker Rule" and generally prohibits banks from engaging in proprietary trading or holding or obtaining an interest in a hedge fund or private equity fund, to the extent that it would exceed 3% of its Tier 1 capital. A bank's interest in any single hedge fund or private equity fund may not exceed 3% of the assets of that fund.

Joint Agency Guidance on Incentive Compensation. On June 21, 2010, federal banking regulators issued final joint agency guidance on *Sound Incentive Compensation Policies.* This guidance applies to executive and non-executive incentive compensation plans administered by banks. The guidance says that incentive compensation programs must:

- Provide employees incentives that appropriately balance risk and reward.
- Be compatible with effective controls and risk- management;
- Be supported by strong corporate governance, including active and effective oversight by the board;

The Federal Reserve reviews, as part of the regular, risk-focused examination process, the incentive compensation arrangements of the Company and other banking organizations. The findings of the supervisory initiatives are included in reports of examination and any deficiencies will be incorporated into the Company's supervisory ratings, which can affect the Company's ability to make acquisitions and take other actions.

ITEM 1A. RISK FACTORS.

In addition to the other information set forth in this report, you should carefully consider the factors discussed below. These factors could materially adversely affect our business, financial condition, liquidity, results of operations and capital position, and could cause our actual results to differ materially from our historical results or the results contemplated by the forward-looking statements contained in this report.

Difficult market conditions have adversely affected and may continue to have an adverse effect on our industry.

Since 2007, dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment and under-employment have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. The protracted poor economy has led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. We have experienced only moderate improvement in these conditions in the recent past and we don't expect significant improvement in the economy in the near future. There is a risk that economic conditions will deteriorate. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

- We face increased regulation of our industry, including as a result of the Dodd-Frank Act. Compliance with such regulation will increase our costs, reduce existing sources of revenue and may limit our ability to pursue business opportunities.
- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future performance.
- The process we use to estimate losses inherent in our loan portfolio requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which process may no longer be capable of accurate estimation and may, in turn, impact its reliability.
- There may be downward pressure on our stock price.
- We may face increased competition due to intensified consolidation of the financial services industry.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The majority of our assets are loans, which if not repaid would result in losses to the Bank.

The Bank, like other lenders, is subject to credit risk, which is the risk of losing principal or interest due to borrowers' failure to repay loans in accordance with their terms. Underwriting and documentation controls cannot mitigate all credit risk. A downturn in the economy or the real estate market in our market areas or a rapid increase in interest rates could have a negative effect on collateral values and borrowers' ability to repay. To the extent loans are not paid timely by borrowers, the loans are placed on non-accrual status, thereby reducing interest income. Further, under these circumstances, an additional provision for loan and lease losses or unfunded commitments may be required. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments", "Provision for Loan and Lease Losses" and "Asset Quality and Non-Performing Assets".

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate. Deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses, which could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2012, approximately 79% of our total loan portfolio is secured by real estate, the majority of which is commercial real estate. As a result of increased levels of commercial and consumer delinquencies and declining real estate values, since 2007 we have experienced elevated levels of net charge-offs and allowances for loan and lease reserves. Increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for loan and lease losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.

Deterioration in the real estate market could result in loans that we have restructured to become delinquent and classified as non-accrual loans.

At December 31, 2012, impaired loans of $70.6 million were classified as performing restructured loans. We restructured the loans in response to borrower financial difficulty, and generally provided for a temporary modification of loan repayment terms. Loans are reported as restructured when we grant concessions to a borrower experiencing financial difficulties that we would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest, extending the maturity dates or providing a lower interest rate than would be normally available for a transaction of similar risk. In exchange for these concessions, at the time of restructure, we require additional collateral to bring the loan to value to at most 100%. A further decline in the economic conditions in our general market areas or other factors could adversely impact borrowers with restructured loans and cause borrowers to become delinquent or otherwise default or call into question their ability to repay full interest and principal in accordance with the restructured terms, which would result in the restructured loan being reclassified as non-accrual.

The effects of the economic recession have been particularly severe in our primary market areas in the Pacific Northwest, Northern California, and Nevada.

Substantially all of our loans are to businesses and individuals in Northern California, Oregon, Washington, and Nevada. The Pacific Northwest has one of the nation's highest unemployment rates and major employers in Oregon and Washington have implemented substantial employee layoffs or scaled back growth plans. Severe declines in housing prices and property values have been particularly acute in our primary market areas. The States of California, Oregon, Washington, and Nevada continue to face fiscal challenges, the long-term effects of which on each State's economy cannot be predicted. A further deterioration in the economic conditions or a prolonged delay in economic recovery in our primary market areas could result in the following consequences, any of which could materially and adversely affect our business: loan delinquencies may increase; problem assets and foreclosures may increase putting further price pressures on valuations generally; demand for our products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

The benefits of our FDIC loss-sharing agreements may be reduced or eliminated.

In connection with Umpqua Bank's assumption of the banking operations of Evergreen Bank, Rainier Pacific Bank, and Nevada Security Bank, the Bank and the FDIC entered into Whole Bank Purchase and Assumption Agreements with Loss-Share. Our decisions regarding the fair value of assets acquired, including the FDIC loss-sharing assets, could be inaccurate which could materially and adversely affect our business, financial condition, results of operations, and future prospects. Management makes various assumptions and judgments about the collectability of the acquired loans, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of secured loans. In FDIC-assisted acquisitions that include loss-sharing agreements, we record a loss-sharing asset that reflects our estimate of the timing and amount of future losses that are anticipated to occur in and used to value the acquired loan portfolio. In determining the size of the loss-sharing asset, we analyze the loan portfolio based on historical loss experience, volume and classification of loans, volume and trends in delinquencies and nonaccruals, local economic conditions, and other pertinent information.

If our assumptions relating to the timing or amount of expected losses are incorrect, there could be a negative impact on our operating results. Increases in the amount of future losses in response to different economic conditions or adverse developments in the acquired loan portfolio may result in increased credit loss provisions. Changes in our estimate of the timing of those losses, specifically if those losses are to occur beyond the applicable loss-sharing periods, may result in impairments of the FDIC indemnification asset.

Our ability to obtain reimbursement under the loss-sharing agreements on covered assets depends on our compliance with the terms of the loss-sharing agreements.

Management must certify to the FDIC on a quarterly basis our compliance with the terms of the FDIC loss-sharing agreements as a prerequisite to obtaining reimbursement from the FDIC for realized losses on covered assets. The required terms of the agreements are extensive and failure to comply with any of the guidelines could result in a specific asset or group of assets permanently losing their loss-sharing coverage. Additionally, management may decide to forgo loss-share coverage on certain assets to allow greater flexibility over the management of certain assets. As of December 31, 2012, $487.5 million, or 4.1%, of the Company's assets were covered by the aforementioned FDIC loss-sharing agreements.

Under the terms of the FDIC loss-sharing agreements, the assignment or transfer of a loss-sharing agreement to another entity generally requires the written consent of the FDIC. No assurances can be given that we will manage the covered assets in such a way as to maintain loss-share coverage on all such assets.

Acquisition opportunities may not become available and increased competition may make it more difficult for us to acquire banks in traditional M&A transactions or to successfully bid on failed bank transactions.

Our near-term business strategy includes pursuing the acquisition of banks within or in proximity to our geographic footprint that may be operating under capital constraints, regulatory pressure or other competitive disadvantages as well as analyzing and bidding on failing banks that the FDIC plans to place in receivership. Traditional merger and acquisition transactions have been infrequent in the past few years, but we expect that the volume may be increasing as banks work through their problem loan portfolios. However, many target banks may be valued at a discount to their book value, making transactions difficult to conclude. In addition, the FDIC may not place banks that meet our strategic objectives into receivership and the bidding process for failing banks has become very competitive. We may not be able to match or beat the bids of other acquirers unless we bid aggressively by increasing the premium paid on assumed deposits or reducing the discount bid on assets purchased, which could make the acquisition less beneficial to the financial performance of the Bank.

A rapid change in interest rates, or maintenance of rates at historically high or low levels for an extended period, could make it difficult to maintain our current interest income spread and could result in reduced earnings.

Our earnings are largely derived from net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Interest rates are highly sensitive to many factors that are beyond the control of our management, including general economic conditions and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans and most investment securities) and liabilities (such as certificates of deposit), the effect on net interest income depends on the cash flows associated with the maturity of the asset or liability. Asset/liability management policies may not be successfully implemented and from time to time our risk position is not balanced. An unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. For instance, any rapid increase in interest rates in the future could result in interest expense increasing faster than interest income because of fixed rate loans and longer-term investments. Historically low rates for an extended period of time result in reduced returns from the investment and loan portfolios. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth than previously experienced. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Quantitative and Qualitative Disclosures about Market Risk".

Interest rate volatility and credit risk adjusted rate spreads may impact our financial assets and liabilities measured at fair value, particularly the fair value of our junior subordinated debentures.

The widening of the credit risk adjusted rate spreads on potential new issuances of junior subordinated debentures above our contractual spreads and reductions in three month LIBOR rates have contributed to the cumulative positive fair value adjustment in our junior subordinated debentures carried at fair value. Tightening of these credit risk adjusted rate spreads and interest rate volatility may result in recognizing negative fair value adjustments charged to earnings in the future.

The Dodd-Frank Act and other recent legislative and regulatory initiatives contain numerous provisions and requirements that could detrimentally affect the Company's business.

The Dodd-Frank Act and related regulations subject us and other financial institutions to additional restrictions, oversight, reporting obligations and costs, which could have an adverse impact on our business, financial condition, results of operations or the price of our common stock. In addition, this increased regulation of the financial services industry restricts the ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, new and inconsistent consumer protection regulations and mortgage regulation, among others. Congress or state legislatures could also adopt laws reducing the amount that borrowers are otherwise contractually required to pay under existing loan contracts, require lenders to extend or restructure certain loans or limit foreclosure and collection remedies. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof. Compliance with such current and potential regulation and scrutiny will significantly increase our costs, impede the efficiency of our internal business processes, may require us to increase our regulatory capital and may limit our ability to pursue business opportunities in an efficient manner. In response, we may be required to or choose to raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We and our subsidiaries are subject to extensive regulation under federal and state laws. These laws and regulations are primarily intended to protect customers, depositors and the deposit insurance fund, rather than shareholders. The Bank is an Oregon state-chartered commercial bank whose primary regulator is the Oregon Division of Finance and Corporate Securities. The Bank is also subject to the supervision by and the regulations of the Washington Department of Financial Institutions, the California Department of Financial Institutions, the Nevada Division of Financial Institutions, the Federal Deposit Insurance Corporation ("FDIC"), which insures bank deposits and the Consumer Financial Protection Bureau. Umpqua Investments is subject to extensive regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. Umpqua is subject to regulation and supervision by the Board of Governors of the Federal Reserve System, the SEC and NASDAQ. Federal and state regulations may place banks and brokerage firms at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. There is also the possibility that laws could be enacted that would prohibit a company from controlling both an FDIC-insured bank and a broker dealer, or restrict their activities if under common ownership. If we receive less than satisfactory results on regulatory examinations, we could be restricted from making acquisitions, adding new stores, developing new lines of business or otherwise continuing our growth strategy for a period of time. Future changes in federal and state banking and brokerage regulations could adversely affect our operating results and ability to continue to compete effectively.

We may be required to raise additional capital in the future, but that capital may not be available when it is needed, or it may only be available on unacceptable terms, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations or to support future FDIC-assisted acquisitions. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations and pursue our growth strategy could be materially impaired. We and Umpqua Bank are currently well capitalized under applicable regulatory guidelines. However, our business could be negatively affected if we or

Umpqua Bank failed to remain well capitalized. For example, because Umpqua Bank is well capitalized and we otherwise qualify as a financial holding company, we are permitted to engage in a broader range of activities than are permitted to a bank holding company. Loss of financial holding company status could require that we cease these broader activities. The banking regulators are authorized (and sometimes required) to impose a wide range of requirements, conditions, and restrictions on banks, thrifts, and bank holding companies that fail to maintain adequate capital levels. Further, proposed rules to incorporate Basel III capital requirements may become applicable to us beginning January 1, 2013.

Proposed rules will require increased capital, disqualify TRUPS as Tier 1 Capital and accelerate the accretion of a fair value discount.

In June 2012, federal banking regulators jointly proposed rules that would update the agencies' general risk based and leverage capital requirements to incorporate "Basel III" capital requirements and implement section 171 of the Dodd Frank Act. The proposed rules would be phased in over the next 10 years, beginning January 1, 2013. Among other things, the proposed rules would require that we maintain a common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. In addition, we would have to maintain an additional capital conservation buffer of 2.5% of total risk weighted assets or be subject to limitations on dividends and other capital distributions, as well as limiting discretionary bonus payments to executive officers. Under the proposed rules, trust preferred securities/junior subordinated debentures (TRUPS) would be phased out of Tier 1 capital at a rate of 10% per year over a 10 year period. TRUPS now constitute approximately 18% of our Tier 1 capital. In addition, we would be required to accelerate the accretion of an approximate $49 million fair value discount in our TRUPS portfolio over a more accelerated time period than anticipated prior to the proposed rules being issued. These proposals may require us to raise more common capital or other capital that qualifies as Tier 1 capital. The application of more stringent capital requirements could, among other things, result in lower returns on invested capital and result in regulatory actions if we were to be unable to comply with such requirements. However, based on the current components and levels of our capital and assets, we believe that we would be in compliance with the requirements in the proposed rules if they were currently in effect. There is no assurance that the Basel III-related proposals will be adopted in their current form, what changes may be made prior to adoption, or when the final rules will be effective.

Conditions in the financial markets may limit our access to additional funding to meet our liquidity needs.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. An adverse regulatory action against us could detrimentally impact our access to liquidity sources. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole as evidenced by turmoil in the domestic and worldwide credit markets.

Our wholesale funding sources may prove insufficient to support our future growth or an unexpected reduction in deposits.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. If we grow more rapidly than any increase in our deposit balances, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and liquidity resources at the holding company. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs, and our profitability would be adversely affected.

As a bank holding company that conducts substantially all of our operations through Umpqua Bank, our banking subsidiary, our ability to pay dividends, repurchase our shares or to repay our indebtedness depends upon liquid assets held by the holding company and the results of operations of our subsidiaries.

Umpqua Holdings Corporation is a separate and distinct legal entity from our subsidiaries and it receives substantially all of its revenue from dividends paid from Umpqua Bank. There are legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us. Our inability to receive dividends from the Bank could adversely affect our business, financial condition, results of operations and prospects.

Our net income depends primarily upon Umpqua Bank's net interest income, which is the income that remains after deducting from total income generated by earning assets the expense attributable to the acquisition of the funds required to support earning assets (primarily interest paid on deposits). The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of changes in interest rates and the levels of nonperforming loans. All of those factors affect the Bank's ability to pay dividends to the holding company.

Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval. The Bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet the "adequately capitalized" level in accordance with regulatory capital requirements. It is also possible that, depending upon the financial condition of the Bank and other factors, regulatory authorities could conclude that payment of dividends or other payments, including payments to us, is an unsafe or unsound practice and impose restrictions or prohibit such payments. Under Oregon law, the Bank may not pay dividends in excess of unreserved retained earnings, deducting there from, to the extent not already charged against earnings or reflected in a reserve, the following: (1) all bad debts, which are debts on which interest is past due and unpaid for at least six months, unless the debt is fully secured and in the process of collection; (2) all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and (3) all accrued expenses, interest and taxes of the institution. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition.

A significant decline in the company's market value could result in an impairment of goodwill.

In past years, the Company's common stock had traded at a price below its book value, including goodwill and other intangible assets. The valuation of goodwill is estimated using discounted cash flows of forecasted earnings, estimated sales price based on recent observable market transactions and market capitalization based on current stock price. If impairment was deemed to exist, a write down of goodwill would occur with a charge to earnings.

We have a gross deferred tax asset position of $106.0 million at December 31, 2012, and we are required to assess the recoverability of this asset on an ongoing basis.

Deferred tax assets are evaluated on a quarterly basis to determine if they are expected to be recoverable in the future. Our evaluation considers positive and negative evidence to assess whether it is more likely than not that a portion of the asset will not be realized. The risk of a valuation allowance increases if continuing operating losses are incurred. Future negative operating performance or other negative evidence may result in a valuation allowance being recorded against some or all of this amount. A valuation allowance on our deferred tax asset could have a material adverse impact on our capital and results of operations.

We are pursuing an aggressive growth strategy that is expected to include mergers and acquisitions, which could create integration risks.

Umpqua is among the fastest-growing community financial services organizations in the United States. Since 2000, we have completed the acquisition and integration of 11 other financial institutions. There is no assurance that future acquisitions will be successfully integrated. We have announced our intent to pursue FDIC-assisted acquisition opportunities, traditional M&A transactions, and to open new stores in Oregon, Washington and California to continue our growth strategy. If we pursue our growth strategy too aggressively, or if factors beyond management's control divert attention away from our integration plans, we might not be able to realize some or all of the anticipated benefits. Moreover, we are dependent on the efforts of key personnel to achieve the synergies associated with our acquisitions. The loss of one or more of our key persons could have a material adverse effect upon our ability to achieve the anticipated benefits.

The financial services industry is highly competitive with respect to deposits, loans and products.

We face pricing competition for loans and deposits. We also face competition with respect to customer convenience, product lines, accessibility of service and service capabilities. Our most direct competition comes from other banks, brokerages, mortgage companies and savings institutions. We also face competition from credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. This significant competition in attracting and retaining deposits and making loans as well as in providing other financial services throughout our market area may impact future earnings and growth. Our success depends, in part, on the ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and non-interest income from fee-based products and services. In addition, new technology-driven products and services are often introduced and adopted, which could require us to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services or those new products may not achieve market acceptance. We could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Involvement in non-bank business creates risks associated with the securities industry.

Umpqua Investments' retail brokerage operations present special risks not borne by community banks that focus exclusively on community banking. For example, the brokerage industry is subject to fluctuations in the stock market that may have a significant adverse impact on transaction fees, customer activity and investment portfolio gains and losses. Likewise, additional or modified regulations may adversely affect Umpqua Investments' operations. Umpqua Investments is also dependent on a small number of established brokers, whose departure could result in the loss of a significant number of customer accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect Umpqua Investments' income and potentially require the contribution of additional capital to support its operations. Umpqua Investments is subject to claim arbitration risk arising from customers who claim their investments were not suitable or that their portfolios were too actively traded. These risks increase when the market, as a whole, declines. The risks associated with retail brokerage may not be supported by the income generated by those operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Non-interest Income".

The value of the securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has become extremely volatile over the past three years. Volatile market conditions or deteriorating financial performance of the issuer or obligor may detrimentally affect the value of these securities. There can be no assurance that the declines in market value associated with these disruptions will not result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

The volatility of our mortgage banking business can adversely affect earnings if our mitigating strategies are not successful.

Changes in interest rates greatly affect the mortgage banking business. One of the principal risks in this area is prepayment of mortgages and the consequent detrimental effect on the value of mortgage servicing rights ("MSR"). We may employ hedging strategies to mitigate this risk but if the hedging decisions and strategies are not successful, our net income could be adversely affected. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Mortgage Servicing Rights".

Our business is highly reliant on technology and our ability to manage the operational risks associated with technology.

Our business involves storing and processing sensitive consumer and business customer data. A cyber security breach may result in theft of such data or disruption of our transaction processing systems. We depend on internal systems and outsourced technology to support these data storage and processing operations. Our inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of our business operations. A material breach of customer data security may negatively impact our business reputation and cause a loss of customers, result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers, result in regulatory fines and sanctions and may result in class action litigation. Cyber security risk management programs are expensive to maintain and will not protect the Company from all risks associated with maintaining the security of customer data and the Company's proprietary data from external and internal intrusions, disaster recovery and failures in the controls used by our vendors. In addition, Congress and the legislatures of states in which we operate regularly consider legislation that would impose more stringent data privacy requirements.

Our business is highly reliant on third party vendors and our ability to manage the operational risks associated with outsourcing those services.

We rely on third parties to provide services that are integral to our operations. These vendors provide services that support our operations, including the storage and processing of sensitive consumer and business customer data, as well as our sales efforts. A cyber security breach of a vendor's system may result in theft of our data or disruption of business processes. A material breach of customer data security at a service provider's site may negatively impact our business reputation and cause a loss of customers; result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers, result in regulatory fines and sanctions and may result in litigation. In most cases, we will remain primarily liable to our customers for losses arising from a breach of a vendor's data security system. We rely on our outsourced service providers to implement and maintain prudent cyber security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ. We have alliances with other companies that assist in our sales efforts. In our wealth management business, we have an alliance with Ferguson Wellman, a registered investment advisor to whom we refer customers for investment advice and asset management services. We cannot be sure that we will be able to maintain these relationships on favorable terms. In addition, some of our data processing services are provided by companies associated with our competitors. The loss of these vendor relationships could disrupt the services we provide to our customers and cause us to incur significant expense in connection with replacing these services.

Store construction can disrupt banking activities and may not be completed on time or within budget, which could result in reduced earnings.

The Bank has, over the past several years, been transformed from a traditional community bank into a community-oriented financial services retailer. We have announced plans to build new stores in Oregon, Washington and California as part of our de novo branching strategy. This includes our strategy of building "Neighborhood Stores." We also continue to remodel acquired bank branches to resemble retail stores that include distinct physical areas or boutiques such as a "serious about service center," an "investment opportunity center" and a "computer cafe." Store construction involves significant expense and risks associated with locating store sites and delays in obtaining permits and completing construction. Remodeling involves significant expense, disrupts banking activities during the remodeling period, and presents a new look and feel to the banking services and products being offered. Financial constraints may delay remodeling projects. Customers may not react favorably to the construction-related activities or the remodeled look and feel. There are risks that construction or remodeling costs will exceed forecasted budgets and that there may be delays in completing the projects, which could cause disruption in those markets.

Damage to our brand and reputation could significantly harm our business and prospects.

Our brand and reputation are important assets. Our relationship with many of our customers is predicated upon our reputation as a high quality provider of financial services that adheres to the highest standards of ethics, service quality and regulatory compliance. We believe that our brand has been, and continues to be, well received in our industry, with current and potential customers, investors and employees. Our ability to attract and retain customers, investors and employees depends upon external perceptions of us. Damage to our reputation among existing and potential customers, investors and employees could cause significant harm to our business and prospects and may arise from numerous sources, including litigation or regulatory actions, failing to deliver minimum standards of service and quality, lending practices, inadequate protection of customer information, sales and marketing efforts, compliance failures, unethical behavior and the misconduct of employees. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The executive offices of Umpqua and Umpqua Investments are located at One SW Columbia Street in Portland, Oregon in office space that is leased. The Bank owns its main office located in Roseburg, Oregon. At December 31, 2012, the Bank conducted Community Banking activities or operated Commercial Banking Centers at 200 locations, in Northern California, Oregon and Washington along the I-5 corridor; in the San Francisco Bay area, Inland Foothills, Napa and Coastal regions in California; in Bend and along the Coast of Oregon; in greater Seattle and Bellevue, Washington, and in Reno, Nevada, of which 64 are owned and 136 are leased under various agreements. As of December 31, 2012, the Bank also operated 18 facilities for the purpose of administrative and other functions, such as back-office support, of which five are owned and 13 are leased. All facilities are in a good state of repair and appropriately designed for use as banking or administrative office facilities. As of December 31, 2012, Umpqua Investments leased four stand-alone offices from unrelated third parties, one stand-alone office from the Bank, and also leased space in nine Bank stores under lease agreements that are based on market rates.

Additional information with respect to owned premises and lease commitments is included in Notes 8 and 20, respectively, of the *Notes to Consolidated Financial Statements* in Item 8 below.

ITEM 3. LEGAL PROCEEDINGS.

On December 29, 2011, in the United States District Court for the Northern District of California-San Francisco Division (case no. 11-6700), Amber Hawthorne filed a class action lawsuit against Umpqua Bank on behalf of herself and a national class, including a sub-class of California residents seeking in excess of $5 million, plus punitive damages, alleging that Umpqua Bank engaged in unfair and deceptive practices by posting debit items in a high to low order to maximize overdraft fees, automatically enrolling customers in debit Overdraft Protection ("ODP") programs before the Regulation E revisions, failing to adequately disclose posting order, manipulating posting to maximize ODP fees and failing to advise customers how to minimize fees. Plaintiff alleges claims for breach of contract, breach of the covenant of good faith and fair dealing, unconscionability, conversion, unjust enrichment, and a violation of California Business & Professions Code 17200 (for the California subclass). The claims are in the initial stage of investigation but Umpqua believes that the claims are not supportable and are overstated and the Company intends to vigorously defend the case.

Due to the nature of our business, we are involved in legal proceedings that arise in the ordinary course of our business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

See Note 20 (Legal Proceedings) for a discussion of the Company's involvement in litigation pertaining to Visa, Inc.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Our common stock is traded on The NASDAQ Global Select Market under the symbol "UMPQ." As of December 31, 2012, there were 200,000,000 common shares authorized for issuance. The following table presents the high and low sales prices of our common stock for each period, based on inter-dealer prices that do not include retail mark-ups, mark-downs or commissions, and cash dividends declared for each period:

Quarter Ended	High	Low	Cash Dividend Per Share
December 31, 2012	$13.03	$11.17	$0.09
September 30, 2012	$13.88	$11.84	$0.09
June 30, 2012	$13.72	$11.84	$0.09
March 31, 2012	$13.86	$11.72	$0.07
December 31, 2011	$12.83	$ 8.35	$0.07
September 30, 2011	$12.07	$ 8.10	$0.07
June 30, 2011	$12.10	$10.83	$0.05
March 31, 2011	$12.81	$10.40	$0.05

As of December 31, 2012, our common stock was held by approximately 4,529 shareholders of record, a number that does not include beneficial owners who hold shares in "street name", or shareholders from previously acquired companies that have not exchanged their stock. At December 31, 2012, a total of 1.9 million stock options, 763,000 shares of restricted stock and 130,000 restricted stock units were outstanding. Additional information about stock options, restricted stock and restricted stock units is included in Note 22 of the *Notes to Consolidated Financial Statements* in Item 8 below and in Item 12 below.

The payment of future cash dividends is at the discretion of our Board and subject to a number of factors, including results of operations, general business conditions, growth, financial condition and other factors deemed relevant by the Board of Directors. Further, our ability to pay future cash dividends is subject to certain regulatory requirements and restrictions discussed in the *Supervision and Regulation* section in Item 1 above.

During 2012, Umpqua's Board of Directors approved a quarterly cash dividend of $0.07 per common share for the first quarter and $0.09 per common share for the second, third and fourth quarters. These dividends were made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. We expect that the dividend rate will be reassessed on a quarterly basis by the Board of Directors in accordance with the dividend policy.

We have a dividend reinvestment plan that permits shareholder participants to purchase shares at the then-current market price in lieu of the receipt of cash dividends. Shares issued in connection with the dividend reinvestment plan are purchased in open market transactions.

Equity Compensation Plan Information

The following table sets forth information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees and directors of Umpqua, its subsidiaries and its predecessors by merger that were in effect at December 31, 2012.

(shares in thousands)

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(4)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A)
Equity compensation plans approved by security holders			
2003 Stock Incentive Plan(1)	1,739	$15.19	1,066
2007 Long Term Incentive Plan(2)	130	—	768
Other(3)	149	$17.40	—
Total	2,018	$15.37	1,834
Equity compensation plans not approved by security holders	—	—	—
Total	2,018	$15.37	1,834

(1) At Umpqua's 2010 Annual Meeting, shareholders approved an amendment to the 2003 Stock Incentive Plan to make an additional two million shares of stock available for issuance through awards of incentive stock options, nonqualified stock options or restricted stock grants, provided awards of stock options and restricted stock grants under the 2003 Stock Incentive Plan, when added to options outstanding under all other plans, are limited to a maximum 10% of the outstanding shares on a fully diluted basis. The Plan's termination date was extended to June 30, 2015.

(2) At Umpqua's 2007 Annual Meeting, shareholders approved a 2007 Long Term Incentive Plan. The plan authorized the issuance of one million shares of stock through awards of performance-based restricted stock unit grants to executive officers. Target grants of 20,000 and maximum grants of 25,000 were approved to be issued in 2012 and target grants of 60,000 and maximum grants of 105,000 were approved to be issued in 2011 under this plan. During 2010, 16,000 units vested and were released and 94,000 units forfeited upon the retirement of an executive. During 2011, 63,300 units vested and were released and 47,475 units forfeited. During 2012, no units vested and were released and 113,750 units forfeited. As of December 31, 2012, 130,000 restricted stock units are expected to vest if the current estimate of performance-based targets is satisfied, and would result in 767,650 securities available for future issuance.

(3) Includes other Umpqua stock plans and stock plans assumed through previous mergers.

(4) Weighted average exercise price is based solely on securities with an exercise price.

(b) Not applicable.

(c) The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2012:

Period	Total number of Common Shares Purchased(1)	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan(2)	Maximum Number of Remaining Shares that May be Purchased at Period End under the Plan
10/1/12 - 10/31/12	215	$12.69	—	12,244,829
11/1/12 - 11/30/12	37,358	$12.39	—	12,244,829
12/1/12 - 12/31/12	—	$ —	133,373	12,111,456
Total for quarter	37,573	$12.39	133,373	

(1) Shares repurchased by the Company during the quarter consist of cancellation of 639 restricted shares to pay withholding taxes. There were 36,934 shares tendered in connection with option exercises and 133,373 shares were repurchased pursuant to the Company's publicly announced corporate stock repurchase plan described in (2) below.

(2) The Company's share repurchase plan, which was first approved by the Board and announced in August 2003, was amended on September 29, 2011 to increase the number of common shares available for repurchase under the plan to 15 million shares. The repurchase program will run through June 2013. As of December 31, 2012, a total of 12.1 million shares remained available for repurchase. The Company repurchased 512,280 shares in 2012 and 2.5 million shares under the repurchase plan in 2011 and no shares under the repurchase plan in 2010. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, and our capital plan.

During the year ended December 31, 2012, there were 37,720 shares tendered in connection with option exercises. During the year ended December 31, 2011, there were 8,135 shares tendered in connection with option exercises. Restricted shares cancelled to pay withholding taxes totaled 45,873 and 23,158 shares during the years ended December 31, 2012 and 2011, respectively. There were no restricted stock units cancelled to pay withholding taxes during the year ended December 31, 2012. Restricted stock units cancelled to pay withholding taxes totaled 22,439 during the year ended December 31, 2011.

STOCK PERFORMANCE GRAPH

The following chart, which is furnished not filed, compares the yearly percentage changes in the cumulative shareholder return on our common stock during the five fiscal years ended December 31, 2012, with (i) the Total Return Index for NASDAQ Bank Stocks (ii) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) and (iii) the Standard and Poor's 500. This comparison assumes $100.00 was invested on December 31, 2007, in our common stock and the comparison indices, and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Price information from December 31, 2007 to December 31, 2012, was obtained by using the NASDAQ closing prices as of the last trading day of each year.


$150
$125
$100
$75
$50
$25
$0
Index Value
Umpqua Holdings Corporation
Nasdaq Bank Stocks
Nasdaq U.S.
S&P 500
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012

	Period Ending					
	12/31/2007	**12/31/2008**	**12/31/2009**	**12/31/2010**	**12/31/2011**	**12/31/2012**
Umpqua Holdings Corporation	$100.00	$98.49	$93.10	$ 85.95	$ 89.49	$ 87.45
Nasdaq Bank Stocks	$100.00	$78.46	$65.67	$ 74.97	$ 67.10	$ 79.64
Nasdaq U.S.	$100.00	$60.02	$87.24	$103.08	$102.26	$120.42
S&P 500	$100.00	$63.00	$79.68	$ 91.68	$ 93.61	$108.59

ITEM 6. SELECTED FINANCIAL DATA.

Umpqua Holdings Corporation
Annual Financial Trends

(in thousands, except per share data)

	2012	2011	2010	2009	2008
Interest income	$ 456,085	$ 501,753	$ 488,596	$ 423,732	$ 442,546
Interest expense	48,849	73,301	93,812	103,024	152,239
Net interest income	407,236	428,452	394,784	320,708	290,307
Provision for non-covered loan and lease losses	21,796	46,220	113,668	209,124	107,678
Provision for covered loan and lease losses	7,405	16,141	5,151	—	—
Non-interest income	136,829	84,118	75,904	73,516	107,118
Non-interest expense	357,314	338,611	311,063	267,178	215,588
Goodwill impairment	—	—	—	111,952	982
Merger related expenses	2,338	360	6,675	273	—
Income (loss) before provision for (benefit from) income taxes	155,212	111,238	34,131	(194,303)	73,177
Provision for (benefit from) income taxes	53,321	36,742	5,805	(40,937)	22,133
Net income (loss)	101,891	74,496	28,326	(153,366)	51,044
Preferred stock dividends	—	—	12,192	12,866	1,620
Dividends and undistributed earnings allocated to participating securities	682	356	67	30	154
Net earnings (loss) available to common shareholders	$ 101,209	$ 74,140	$ 16,067	$ (166,262)	$ 49,270
YEAR END					
Assets	$11,795,443	$11,562,858	$11,668,710	$9,381,372	$8,597,550
Earning assets	10,465,505	10,263,923	10,374,131	8,344,203	7,491,498
Non-covered loans and leases(1)	6,681,080	5,888,098	5,658,987	5,999,267	6,131,374
Covered loans and leases	477,078	622,451	785,898	—	—
Deposits	9,379,275	9,236,690	9,433,805	7,440,434	6,588,935
Term debt	253,605	255,676	262,760	76,274	206,531
Junior subordinated debentures, at fair value	85,081	82,905	80,688	85,666	92,520
Junior subordinated debentures, at amortized cost	110,985	102,544	102,866	103,188	103,655
Common shareholders' equity	1,724,039	1,672,413	1,642,574	1,362,182	1,284,830
Total shareholders' equity	1,724,039	1,672,413	1,642,574	1,566,517	1,487,008
Common shares outstanding	111,890	112,165	114,537	86,786	60,146
AVERAGE					
Assets	$11,499,499	$11,600,435	$10,830,486	$8,975,178	$8,342,005
Earning assets	10,252,167	10,332,242	9,567,341	7,925,014	7,215,001
Non-covered loans and leases(1)	6,153,116	5,723,771	5,783,452	6,103,666	6,118,540
Covered loans and leases	554,078	707,026	681,569	—	—
Deposits	9,124,619	9,301,978	8,607,980	7,010,739	6,459,576
Term debt	254,601	257,496	261,170	129,814	194,312
Junior subordinated debentures	187,139	184,115	184,134	190,491	226,349
Common shareholders' equity	1,701,403	1,671,893	1,589,393	1,315,953	1,254,730
Total shareholders' equity	1,701,403	1,671,893	1,657,544	1,519,119	1,281,220
Basic common shares outstanding	111,935	114,220	107,922	70,399	60,084
Diluted common shares outstanding	112,151	114,409	108,153	70,399	60,424
PER COMMON SHARE DATA					
Basic earnings (loss)	$ 0.90	$ 0.65	$ 0.15	$ (2.36)	$ 0.82
Diluted earnings (loss)	0.90	0.65	0.15	(2.36)	0.82
Book value	15.41	14.91	14.34	15.70	21.36
Tangible book value(2)	9.28	8.87	8.39	8.33	8.76
Cash dividends declared	0.34	0.24	0.20	0.20	0.62

(dollars in thousands)

	2012	2011	2010	2009	2008
PERFORMANCE RATIOS					
Return on average assets(3)	0.88%	0.64%	0.15%	-1.85%	0.59%
Return on average common shareholders' equity(4)	5.95%	4.43%	1.01%	-12.63%	3.93%
Return on average tangible common shareholders' equity(5)	9.87%	7.47%	1.76%	-26.91%	9.99%
Efficiency ratio(6),(7)	65.54%	65.58%	66.90%	95.34%	54.08%
Average common shareholders' equity to average assets	14.80%	14.41%	14.68%	14.66%	15.04%
Leverage ratio(8)	11.44%	10.91%	10.56%	12.79%	12.38%
Net interest margin (fully tax equivalent)(9)	4.02%	4.19%	4.17%	4.09%	4.07%
Non-interest revenue to total net revenue(10)	25.15%	16.41%	16.13%	18.65%	26.95%
Dividend payout ratio(11)	37.78%	36.92%	133.33%	-8.47%	75.61%
ASSET QUALITY					
Non-covered, non-performing loans	$ 70,968	$ 91,383	$ 145,248	$199,027	$133,366
Non-covered, non-performing assets	88,106	125,558	178,039	223,593	161,264
Allowance for non-covered loan and lease losses	85,391	92,968	101,921	107,657	95,865
Net non-covered charge-offs	29,373	55,173	119,404	197,332	96,717
Non-covered, non-performing loans to non-covered loans and leases	1.06%	1.55%	2.57%	3.32%	2.18%
Non-covered, non-performing assets to total assets	0.75%	1.09%	1.53%	2.38%	1.88%
Allowance for non-covered loan and lease losses to total non-covered loans and leases	1.28%	1.58%	1.80%	1.79%	1.56%
Allowance for non-covered credit losses to non-covered loans and leases	1.30%	1.59%	1.82%	1.81%	1.58%
Net charge-offs to average non-covered loans and leases	0.48%	0.96%	2.06%	3.23%	1.58%

(1) Excludes loans held for sale

(2) Average common shareholders' equity less average intangible assets (excluding MSR) divided by shares outstanding at the end of the year. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Results of Operations – Overview" for the reconciliation of non-GAAP financial measures, in Item 7 of this report.

(3) Net earnings (loss) available to common shareholders divided by average assets.

(4) Net earnings (loss) available to common shareholders divided by average common shareholders' equity.

(5) Net earnings (loss) available to common shareholders divided by average common shareholders' equity less average intangible assets. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Results of Operations – Overview" for the reconciliation of non-GAAP financial measures, in Item 7 of this report.

(6) Non-interest expense divided by the sum of net interest income (fully tax equivalent) and non-interest income.

(7) The efficiency ratio calculation includes goodwill impairment charges of $112.0 million and $1.0 million in 2009 and 2008, respectively. Goodwill impairment losses are a non-cash expense that have no direct effect on the Company's or the Bank's liquidity or capital ratios.

(8) Tier 1 capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.

(9) Net interest margin (fully tax equivalent) is calculated by dividing net interest income (fully tax equivalent) by average interest earnings assets.

(10) Non-interest revenue divided by the sum of non-interest revenue and net interest income

(11) Dividends declared per common share divided by basic earnings per common share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS AND RISK FACTORS

See the discussion of forward-looking statements and risk factors in Part I Item 1 and Item 1A of this report.

EXECUTIVE OVERVIEW

Significant items for the year ended December 31, 2012 were as follows:

Financial Performance

- Net earnings available to common shareholders per diluted common share were $0.90 for the year ended December 31, 2012, as compared to net earnings available to common shareholders per diluted common share of $0.65 for the year ended December 31, 2011. Operating earnings per diluted common share, defined as earnings available to common shareholders before net gains or losses on junior subordinated debentures carried at fair value, net of tax, bargain purchase gains, net of tax, merger related expenses, net of tax, and goodwill impairment, divided by the same diluted share total used in determining diluted earnings per common share, were $0.93 for the year ended December 31, 2012, as compared to operating income per diluted common share of $0.66 for the year ended December 31, 2011. Operating income per diluted share is considered a "non-GAAP" financial measure. More information regarding this measurement and reconciliation to the comparable GAAP measurement is provided under the heading *Results of Operations—Overview* below.
- Net interest margin, on a tax equivalent basis, decreased to 4.02% for the year ended December 31, 2012, compared to 4.19% for the year ended December 31, 2011. The decrease in net interest margin resulted from the decline in non-covered loan yields, the decrease in average covered loan balances and the decline in investment yields, partially offset by a decrease in average interest bearing cash, the increase in average non-covered loans outstanding, an increase in loan disposal gains from the covered loan portfolio, a decrease in interest bearing liabilities and the decrease in the cost of interest bearing deposits. Excluding the impact of loan disposal gains from the covered loan portfolio and interest and fee reversals on non-accrual loans, our adjusted net interest margin was 3.86% for the year ended December 31, 2012, as compared to adjusted net interest margin of 3.95% for the year ended December 31, 2011. Adjusted net interest margin is considered a "non-GAAP" financial measure. More information regarding this measurement and reconciliation to the comparable GAAP measurement is provided under the heading *Results of Operations—Overview* below.
- Mortgage banking revenue was $84.2 million for 2012, compared to $26.6 million for 2011. Closed mortgage volume increased 121% in the current year-to-date over the prior year same period due to an ongoing increased purchase and refinancing activity relating to historically low interest rates.
- Total gross non-covered loans and leases were $6.7 billion as of December 31, 2012, an increase of $793.0 million, or 13.5%, as compared to December 31, 2011. This increase is principally attributable to new loan production and draws on commercial lines of credit.
- Total deposits were $9.4 billion as of December 31, 2012, an increase of $142.6 million, or 1.5%, as compared to December 31, 2011. Non-interest bearing deposits increased $365.8 million, or 19.1%, and low cost savings accounts increased $88.8 million, or 23.0%, as compared to December 31, 2011.
- Total consolidated assets were $11.8 billion as of December 31, 2012, representing a slight increase from the $11.6 billion at December 31, 2011.

Credit Quality

- Non-covered, non-performing assets decreased to $88.1 million, or 0.75% of total assets, as of December 31, 2012, as compared to $125.6 million, or 1.09% of total assets, as of December 31, 2011. Non-covered, non-performing loans decreased to $71.0 million, or 1.06% of total non-covered loans, as of December 31, 2012, as compared to $91.4 million, or 1.55% of total non-covered loans as of December 31, 2011. Non-accrual loans have been written-down to their estimated net realizable values.

- Net charge-offs on non-covered loans were $29.4 million for the year ended December 31, 2012, or 0.48% of average non-covered loans and leases, as compared to net charge-offs of $55.2 million, or 0.96% of average non-covered loans and leases, for the year ended December 31, 2011.
- The provision for non-covered loan and lease losses was $21.8 million for 2012, as compared to $46.2 million recognized for 2011. This resulted from continued improvement and stabilization of credit quality, continued decline in non-performing loans, and decline in net charge-offs.

Capital and Growth Initiatives

- Total risk based capital decreased to 16.5% as of December 31, 2012, compared to 17.2% as of December 31, 2011, as a result of increased risk-weighted assets primarily due to non-covered loan growth and the acquisition of Circle Bancorp.
- Declared cash dividends of $0.34 per common share for 2012 compared to $0.24 per common share for 2011. In determining the amount of dividends to be paid, we consider capital preservation, expected asset growth, projected earnings and our overall dividend pay-out ratio.
- Completed acquisition of Circle Bancorp in 2012, resulting in the addition of six new stores in the greater Bay area of Northern California.
- Opened two new Home Lending offices and a two new Commercial Banking Centers in the greater Bay area of Northern California.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Our significant accounting policies are described in Note 1 in the *Notes to Consolidated Financial Statements* in Item 8 of this report. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. Management believes that the following policies would be considered critical under the SEC's definition.

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality and adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. Consumer and residential loan portfolios are reviewed monthly for their performance as a pool of loans, since no single loan is individually significant or judged by its risk rating, size or potential risk of loss. In contrast, the monitoring process for the commercial and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan and performance judged on a loan by loan basis. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management Allowance for Loan and Lease Losses ("ALLL") Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region. Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral for collateral dependent loans. A loan is considered collateral dependent if repayment of the loan is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a specific component to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses.

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 10% of the allowance, but may be maintained at higher levels during times of economic conditions characterized by falling real estate values. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends. As of December 31, 2012, there was no unallocated allowance amount.

The reserve for unfunded commitments ("RUC") is established to absorb inherent losses associated with our commitment to lend funds, such as with a letter or line of credit. The adequacy of the ALLL and RUC are monitored on a regular basis and are based on management's evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of December 31, 2012. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses.

Covered Loans and FDIC Indemnification Asset

Loans acquired in an FDIC-assisted acquisition that are subject to a loss-share agreement are referred to as "covered loans" and reported separately in our statements of financial condition. Acquired loans were aggregated into pools based on individually evaluated common risk characteristics and aggregate expected cash flows were estimated for each pool. A pool is accounted for as a single asset with a single interest rate, cumulative loss rate and cash flow expectation. The cash flows expected to be received over the life of the pool were estimated by management with the assistance of a third party valuation specialist. These cash flows were input into a FASB ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality* ("ASC 310-30"), compliant accounting loan system which calculates the carrying values of the pools and underlying loans, book yields, effective interest income and impairment, if any, based on actual and projected events. Default rates, loss severity, and prepayment speeds assumptions are periodically reassessed and updated within the accounting model to update our expectation of future cash flows. The excess of the cash flows expected to be collected over a pool's carrying value is considered to be the accretable yield and is recognized as interest income over the estimated life of the loan or pool using the effective yield method. The accretable yield may change due to changes in the timing and amounts of expected cash flows. Changes in the accretable yield are disclosed quarterly.

The Company has elected to account for amounts receivable under the loss-share agreement as an indemnification asset in accordance with FASB ASC 805, *Business Combinations* ("ASC 805"). The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the carrying value and the undiscounted cash flows the Company expects to collect from the FDIC will be accreted or amortized into non-interest income over the life of the FDIC indemnification asset, which is maintained at the loan pool level.

Mortgage Servicing Rights ("MSR")

In accordance with FASB ASC 860, Transfers and Servicing ("ASC 860"). the Company determines its classes of servicing assets based on the asset type being serviced along with the methods used to manage the risk inherent in the servicing assets, which includes the market inputs used to value the servicing assets. The Company elected to measure its residential mortgage servicing assets at fair value and to report changes in fair value through earnings. Fair value adjustments encompass market-driven valuation changes and the runoff in value that occurs from the passage of time, which are separately reported. Under the fair value method, the MSR is carried in the balance sheet at fair value and the changes in fair value are reported in earnings under the caption mortgage banking revenue in the period in which the change occurs.

Retained mortgage servicing rights are measured at fair value as of the date of sale. We use quoted market prices when available. Subsequent fair value measurements are determined using a discounted cash flow model. In order to determine the fair value of the MSR, the present value of expected future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available.

The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of the mortgage servicing rights. The value of the mortgage servicing rights is also dependent upon the discount rate used in the model, which we base on current market rates. Management reviews this rate on an ongoing basis based on current market rates. A significant increase in the discount rate would reduce the value of mortgage servicing rights. Additional information is included in Note 10 of the *Notes to Consolidated Financial Statements.*

Valuation of Goodwill and Intangible Assets

At December 31, 2012, we had $685.3 million in goodwill and other intangible assets as a result of business combinations. Goodwill and other intangible assets with indefinite lives are not amortized but instead are periodically tested for impairment. Management performs an impairment analysis for the intangible assets with indefinite lives on an annual basis as of December 31. Additionally, goodwill and other intangible assets with indefinite lives are evaluated on an interim basis when events or circumstance indicate impairment potentially exists. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. There can be no assurance that changes in circumstances, estimates or assumption may result in additional impairment of all, or some portion of, goodwill.

The Company performed its annual goodwill impairment analysis of the Community Banking reporting segment as of December 31, 2012. In the first step of the goodwill impairment test the Company determined that the fair value of the Community Banking reporting unit exceeded its carrying amount. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. There can be no assurance that changes in circumstances, estimates or assumption will not result in additional impairment of all, or some portion of, goodwill. Additional information is included in Note 9 of the *Notes to Consolidated Financial Statements.*

Stock-based Compensation

In accordance with FASB ASC 718, *Stock Compensation*, we recognize expense in the income statement for the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions. The fair value of each grant is estimated as of the grant date using the Black-Scholes option-pricing model or a Monte Carlo simulation pricing model. Management assumptions utilized at the time of grant impact the fair value of the option calculated under the pricing model, and ultimately, the expense that will be recognized over the life of the option. Additional information is included in Note 1 of the *Notes to Consolidated Financial Statements.*

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no pricing observability and a higher degree of judgment utilized in measuring fair value. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. See Note 24 of the *Notes to Consolidated Financial Statements* for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2011, the FASB issued ASU No. 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring*. The Update provides additional guidance relating to when creditors should classify loan modifications as troubled debt restructurings. The ASU also ends the deferral issued in January 2010 of the disclosures about troubled debt restructurings required by ASU No. 2010-20. The provisions of ASU No. 2011-02 and the disclosure requirements of ASU No. 2010-20 are effective for the Company's interim reporting period ending September 30, 2011. The guidance applies retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements*. The Update amends existing guidance to remove from the assessment of effective control, the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and, as well, the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for the Company's reporting period beginning on or after December 15, 2011. The guidance applies prospectively to transactions or modification of existing transactions that occur on or after the effective date and early adoption is not permitted. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The Update amends existing guidance regarding the highest and best use and valuation premise by clarifying these concepts are only applicable to measuring the fair value of nonfinancial assets. The Update also clarifies that the fair value measurement of financial assets and financial liabilities which have offsetting market risks or counterparty credit risks that are managed on a portfolio basis, when several criteria are met, can be measured at the net risk position. Additional disclosures about Level 3 fair value measurements are required including a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation process in place, and discussion of the sensitivity of fair value changes in unobservable inputs and interrelationships about those inputs as well disclosure of the level of the fair value of items that are not measured at fair value in the financial statements but disclosure of fair value is required. The provisions of ASU No. 2011-04 are effective for the Company's reporting period beginning after December 15, 2011 and are applied prospectively. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*. The Update amends current guidance to allow a company the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions do not change the items that must be reported in other comprehensive income or when an item of other comprehensive must to reclassified to net income. The amendments do not change the option for a company to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense (benefit) related to the total of other comprehensive income items. The amendments do not affect how earnings per share is calculated or presented. The provisions of ASU No. 2011-05 are effective for the Company's reporting period beginning after December 15, 2011 and are applied retrospectively. Early adoption was permitted and there are no required transition disclosures. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. The ASU defers indefinitely the requirement to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. The adoption of the ASUs did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. With the Update, a company testing goodwill for impairment now has the option of performing a qualitative assessment before calculating the fair value of the reporting unit (the first step of goodwill impairment test). If, on the basis of qualitative factors, the fair value of the reporting unit is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. Additionally, new examples of events and circumstances that an entity should consider in performing its qualitative assessment about whether to proceed to the first step of the goodwill impairment have been made to the guidance and replace the previous guidance for triggering events for interim impairment assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2012-11, *Disclosures about Offsetting Assets and Liabilities*. The Update requires an entity to offset, and present as a single net amount, a recognized eligible asset and a recognized eligible liability when it has an unconditional and legally enforceable right of setoff and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. With the Update, a company testing indefinite-lived intangibles for impairment now has the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with current guidance. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In October 2012, the FASB issued ASU No. 2012-06, *Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution*. The Update clarifies that when an entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and, subsequently, a change in the cash flows expected to be collected on the indemnification asset occurs as a result of a change in cash flows expected to be collected on the assets subject to indemnification, the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2012. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The Update clarifies that ASU. 2011-11 applies only to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement are no longer subject to the disclosure requirements in ASU. 2011-11. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The Update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2012. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

RESULTS OF OPERATIONS—OVERVIEW

For the year ended December 31, 2012, net earnings available to common shareholders was $101.2 million, or $0.90 per diluted common share, as compared to net earnings available to common shareholders of $74.1 million, or $0.65 per diluted common share for the year ended December 31, 2011. The increase in net earnings available to common shareholders in 2012 is principally attributable to increased non-interest income and decreased provision for loan losses, partially offset by decreased net interest income and increased non-interest expense.

For the year ended December 31, 2011, net earnings available to common shareholders was $74.1 million, or $0.65 per diluted common share, as compared to net earnings available to common shareholders of $16.1 million, or $0.15 per diluted common share for the year ended December 31, 2010. The increase in net earnings available to common shareholders in 2011 is principally attributable to increased net interest income, increased non-interest income, and decreased provision for loan losses, partially offset by increased non-interest expense.

Umpqua recognizes gains or losses on our junior subordinated debentures carried at fair value resulting from the estimated market credit risk adjusted spread and changes in interest rates that do not directly correlate with the Company's operating performance. Also, Umpqua incurs significant expenses related to the completion and integration of mergers and acquisitions. Additionally, we may recognize goodwill impairment losses that have no direct effect on the Company's or the Bank's cash balances, liquidity, or regulatory capital ratios. Lastly, Umpqua may recognize one-time bargain purchase gains on certain FDIC-assisted acquisitions that are not reflective of Umpqua's on-going earnings power. Accordingly, management believes that our operating results are best measured on a comparative basis excluding the impact of gains or losses on junior subordinated debentures measured at fair value, net of tax, merger-related expenses, net of tax, and other charges related to business combinations such as goodwill impairment charges or bargain purchase gains, net of tax. We define *operating earnings* as earnings available to common shareholders before gains or losses on junior subordinated debentures carried at fair value, net of tax, bargain purchase gains on acquisitions, net of tax, merger related expenses, net of tax, and goodwill impairment, and we calculate operating earnings per diluted share by dividing operating earnings by the same diluted share total used in determining diluted earnings per common share (see Note 25 of the *Notes to Consolidated Financial Statements* in Item 8 below). Operating earnings and operating earnings per diluted share are considered "non-GAAP" financial measures. Although we believe the presentation of non-GAAP financial measures provides a better indication of our operating performance, readers of this report are urged to review the GAAP results as presented in the *Financial Statements and Supplementary Data* in Item 8 below.

The following table provides the reconciliation of earnings available to common shareholders (GAAP) to operating earnings (non-GAAP), and earnings per diluted common share (GAAP) to operating earnings per diluted share (non-GAAP) for years ended December 31, 2012, 2011 and 2010:

Reconciliation of Net Earnings Available to Common Shareholders to Operating Earnings
Years Ended December 31,
(in thousands, except per share data)

	2012	2011	2010
Net earnings available to common shareholders	$101,209	$74,140	$16,067
Adjustments:			
Net loss (gain) on junior subordinated debentures carried at fair value, net of tax(1)	1,322	1,318	(2,988)
Bargain purchase gain on acquisitions, net of tax(1)	—	—	(3,862)
Merger-related expenses, net of tax	1,403	216	4,005
Operating earnings	$103,934	$75,674	$13,222
Per diluted share:			
Net earnings available to common shareholders	$ 0.90	$ 0.65	$ 0.15
Adjustments:			
Net loss on junior subordinated debentures carried at fair value, net of tax	0.01	0.01	(0.03)
Bargain purchase gain on acquisitions, net of tax	—	—	(0.04)
Merger-related expenses, net of tax	0.02	—	0.04
Operating earnings	$ 0.93	$ 0.66	$ 0.12

(1) Adjusted for income tax effect of pro forma operating earnings of 40%.

Management believes *adjusted net interest income* and *adjusted net interest margin* are useful financial measures because they enable investors to evaluate the underlying growth or compression in these values excluding interest income adjustments related to credit quality. Management uses these measures to evaluate adjusted net interest income operating results exclusive of credit costs, in order to monitor our effectiveness in growing higher interest yielding assets and managing our cost of interest bearing liabilities over time. Adjusted net interest income is calculated as net interest income, adjusting tax exempt interest income to its taxable equivalent, adding back interest and fee reversals related to new non-accrual loans during the period, and deducting the interest income gains recognized from loan disposition activities within covered loan pools. Adjusted net interest margin is calculated by dividing adjusted net interest income by a period's average interest earning assets. Adjusted net interest income and adjusted net interest margin are considered "non-GAAP" financial measures. Although we believe the presentation of non-GAAP financial measures provides a better indication of our operating performance, readers of this report are urged to review the GAAP results as presented in the *Financial Statements and Supplementary Data* in Item 8 below.

The following table presents a reconciliation of net interest income to adjusted net interest income and net interest margin to adjusted net interest margin for the years ended December 31, 2012, 2011, and 2010:

Reconciliation of Net Interest Income to Adjusted Net Interest Income and Net Interest Margin to Adjusted Net Interest Margin

Years Ended December 31,
(dollars in thousands)

	2012	2011	2010
Net interest income—tax equivalent basis(1)	$ 411,886	$ 432,748	$ 399,054
Adjustments:			
Interest and fee reversals on non-accrual loans	1,498	1,751	3,529
Covered loan disposal gains	(17,829)	(26,327)	(26,945)
Adjusted net interest income—tax equivalent basis(1)	$ 395,555	$ 408,172	$ 375,638
Average interest earning assets	$10,252,167	$10,332,242	$9,567,341
Net interest margin—consolidated(1)	4.02%	4.19%	4.17%
Adjusted net interest margin—consolidated(1)	3.86%	3.95%	3.92%

(1) Tax-exempt income has been adjusted to a tax equivalent basis at a 35% tax rate. The amount of such adjustment was an addition to recorded income of $4.7 million, $4.3 million, and $4.3 million for the years ended 2012, 2011, and 2010, respectively.

The following table presents the returns on average assets, average common shareholders' equity and average tangible common shareholders' equity for the years ended December 31, 2012, 2011, and 2010. For each of the periods presented, the table includes the calculated ratios based on reported net earnings available to common shareholders and operating income as shown in the table above. Our return on average common shareholders' equity is negatively impacted as the result of capital required to support goodwill. To the extent this performance metric is used to compare our performance with other financial institutions that do not have merger and acquisition-related intangible assets, we believe it beneficial to also consider the return on average tangible common shareholders' equity. The return on average tangible common shareholders' equity is calculated by dividing net earnings available to common shareholders by average shareholders' common equity less average goodwill and intangible assets, net (excluding MSRs). The return on average tangible common shareholders' equity is considered a non-GAAP financial measure and should be viewed in conjunction with the return on average common shareholders' equity.

Return on Average Assets, Common Shareholders' Equity and Tangible Common Shareholders' Equity

For the Years Ended December 31,
(dollars in thousands)

	2012	2011	2010
RETURNS ON AVERAGE ASSETS:			
Net earnings available to common shareholders	0.88%	0.64%	0.15%
Operating earnings	0.90%	0.65%	0.12%
RETURNS ON AVERAGE COMMON SHAREHOLDERS' EQUITY:			
Net earnings available to common shareholders	5.95%	4.43%	1.01%
Operating earnings	6.11%	4.53%	0.83%
RETURNS ON AVERAGE TANGIBLE COMMON SHAREHOLDERS' EQUITY:			
Net earnings available to common shareholders	9.87%	7.47%	1.76%
Operating earnings	10.14%	7.63%	1.45%
CALCULATION OF AVERAGE COMMON TANGIBLE SHAREHOLDERS' EQUITY:			
Average common shareholders' equity	$1,701,403	$1,671,893	$1,589,393
Less: average goodwill and other intangible assets, net	(676,354)	(679,588)	(674,597)
Average tangible common shareholders' equity	$1,025,049	$ 992,305	$ 914,796

Additionally, management believes *tangible common equity* and the *tangible common equity ratio* are meaningful measures of capital adequacy. Umpqua believes the exclusion of certain intangible assets in the computation of tangible common equity and tangible common equity ratio provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors in analyzing the operating results and capital of the Company. Tangible common equity is calculated as total shareholders' equity less preferred stock and less goodwill and other intangible assets, net (excluding MSRs). In addition, tangible assets are total assets less goodwill and other intangible assets, net (excluding MSRs). The tangible common equity ratio is calculated as tangible common shareholders' equity divided by tangible assets. The tangible common equity and tangible common equity ratio is considered a non-GAAP financial measure and should be viewed in conjunction with the total shareholders' equity and the total shareholders' equity ratio.

The following table provides a reconciliation of ending shareholders' equity (GAAP) to ending tangible common equity (non-GAAP), and ending assets (GAAP) to ending tangible assets (non-GAAP) as of December 31, 2012 and December 31, 2011:

Reconciliations of Total Shareholders' Equity to Tangible Common Shareholders' Equity and Total Assets to Tangible Assets

(dollars in thousands)

	December 31, 2012	December 31, 2011
Total shareholders' equity	$ 1,724,039	$ 1,672,413
Subtract:		
Goodwill and other intangible assets, net	685,331	677,224
Tangible common shareholders' equity	$ 1,038,708	$ 995,189
Total assets	$11,795,443	$11,562,858
Subtract:		
Goodwill and other intangible assets, net	685,331	677,224
Tangible assets	$11,110,112	$10,885,634
Tangible common equity ratio	9.35%	9.14%

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although we believe these non-GAAP financial measure are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

NET INTEREST INCOME

Net interest income is the largest source of our operating income. Net interest income for 2012 was $407.2 million, a decrease of $21.2 million or 5.0% compared to the same period in 2011. The decrease in net interest income in 2012 as compared to 2011 is attributable to a decrease in outstanding average interest-earning assets, primarily covered loans, investment securities and interest bearing cash, and a decrease in net interest margin, partially offset by an increase in non-covered loans and leases and a decrease in interest-bearing liabilities.

Net interest income for 2011 was $428.5 million, an increase of $33.7 million, or 9% over 2010. The increase in net interest income in 2011 as compared to 2010 is attributable to growth in outstanding average interest-earning assets, primarily average covered loans and average investment securities, increased covered loan yields, decreased cost of deposits and investing excess interest earning cash into the investment portfolio, partially offset by a decline in average non-covered loans outstanding, lower non-covered loan yields, lower investment yields, and increased average interest bearing deposit balances.

The net interest margin (net interest income as a percentage of average interest earnings assets) on a fully tax equivalent basis was 4.02% for 2012, a decrease of 17 basis points as compared to the same period in 2011. The decrease in net interest margin primarily resulted from a decline in non-covered loan yields, decrease in average covered loans outstanding, a decrease in loan disposal gains from the covered loan portfolio, and a decline in investment yields, partially offset by a decrease in average interest bearing cash, an increase in average non-covered loans outstanding, a decrease in the cost of interest-bearing deposits, and a decrease in average interest-bearing liabilities.

Loan disposal related activities within the covered loan portfolio, either through loans being paid off in full or transferred to other real estate owned ("OREO"), result in gains within covered loan interest income to the extent assets received in satisfaction of debt (such as cash or the net realizable value of OREO received) exceeds the allocated carrying value of the loan disposed of from the pool. Loan disposal activities contributed $17.8 million of interest income for 2012, compared to $26.3 million of interest income for 2011 and $26.9 million for 2010. While dispositions of covered loans positively impact net interest margin, we recognize a corresponding decrease to the change in FDIC indemnification asset at the incremental loss-sharing rate within other non-interest income.

Net interest income for 2012 was negatively impacted by $1.5 million reversal of interest and fee income on non-covered, non-accrual loans, as compared to $1.8 million for 2011 and $3.5 million for 2010.

Excluding the impact of covered loan disposal gains and interest and fee income reversals on non-covered, non-accrual loans, tax equivalent net interest margin would have been 3.86%, 3.95%, and 3.92% for 2012, 2011, and 2010 respectively.

Partially offsetting the decrease in net interest margin in 2012 as compared to 2011 is the continued reduction in the cost of interest-bearing liabilities, specifically interest-bearing deposits. The total cost of interest-bearing deposits for 2012 was 0.44%, representing a decrease of 30 basis points compared to 2011.

The net interest margin on a fully tax-equivalent basis was 4.19% for 2011, an increase of two basis points as compared to the same period in 2010. The increase in net interest margin primarily resulted from an increase in average covered loans and investment balances, a decrease in interest bearing cash, and a decrease in our interest expense to earning assets of 27 basis points due to declining costs of interest bearing deposits, partially offset by a decrease in average non-covered loan balances, and decline in investment yields.

Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, as well as changes in the yields earned on interest-earning assets and rates paid on deposits and borrowed funds. The following tables present average balance sheet information, together with interest income and yields on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities for years ended December 31, 2012, 2011 and 2010:

Average Rates and Balances
(dollars in thousands)

	2012			2011			2010		
	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates
INTEREST-EARNING ASSETS:									
Non-covered loans and leases(1)	$ 6,331,519	$313,294	4.95%	$ 5,794,106	$319,702	5.52%	$ 5,828,637	$336,320	5.77%
Covered loans and leases, net	554,078	73,518	13.27%	707,026	86,011	12.17%	681,569	73,812	10.83%
Taxable securities	2,743,672	59,161	2.16%	2,968,501	85,797	2.89%	1,946,222	67,402	3.46%
Non-taxable securities(2)	258,816	13,834	5.34%	224,085	12,949	5.78%	227,589	13,109	5.76%
Temporary investments and interest bearing deposits	364,082	928	0.25%	638,524	1,590	0.25%	883,324	2,223	0.25%
Total interest earning assets	10,252,167	460,735	4.49%	10,332,242	506,049	4.90%	9,567,341	492,866	5.15%
Allowance for non-covered loan and lease losses	(86,656)			(96,748)			(102,016)		
Other assets	1,333,988			1,364,941			1,365,161		
Total assets	$11,499,499			$11,600,435			$10,830,486		
INTEREST-BEARING LIABILITIES:									
Interest bearing checking and savings accounts	$ 4,987,873	$ 9,463	0.19%	$ 4,765,091	$ 20,647	0.43%	$ 4,203,109	$ 31,632	0.75%
Time deposits	2,102,711	21,670	1.03%	2,754,533	35,096	1.27%	2,875,706	44,609	1.55%
Securities sold under agreements to repurchase and federal funds purchased	142,363	288	0.20%	113,129	539	0.48%	54,696	517	0.95%
Term debt	254,601	9,279	3.64%	257,496	9,255	3.59%	261,170	9,229	3.53%
Junior subordinated debentures	187,139	8,149	4.35%	184,115	7,764	4.22%	184,134	7,825	4.25%
Total interest-bearing liabilities	7,674,687	48,849	0.64%	8,074,364	73,301	0.91%	7,578,815	93,812	1.24%
Non-interest-bearing deposits	2,034,035			1,782,354			1,529,165		
Other liabilities	89,373			71,824			64,962		
Total liabilities	9,798,095			9,928,542			9,172,942		
Preferred equity	—			—			68,151		
Common equity	1,701,403			1,671,893			1,589,393		
Total shareholders' equity	1,701,403			1,671,893			1,657,544		
Total liabilities and shareholders' equity	$11,499,498			$11,600,435			$10,830,486		
NET INTEREST INCOME		$411,886			$432,748			$399,054	
NET INTEREST SPREAD			3.85%			3.99%			3.91%
AVERAGE YIELD ON EARNING ASSETS (1), (2)			4.49%			4.90%			5.15%
INTEREST EXPENSE TO EARNING ASSETS			0.47%			0.71%			0.98%
NET INTEREST INCOME TO EARNING ASSETS OR NET INTEREST MARGIN (1), (2)			4.02%			4.19%			4.17%

(1) Non-covered non-accrual loans, leases, and mortgage loans held for sale are included in the average balance.

(2) Tax-exempt income has been adjusted to a tax equivalent basis at a 35% tax rate. The amount of such adjustment was an addition to recorded income of approximately $4.7 million, $4.3 million, and $4.3 million for the years ended 2012, 2011, and 2010, respectively.

The following table sets forth a summary of the changes in tax equivalent net interest income due to changes in average asset and liability balances (volume) and changes in average rates (rate) for 2012 compared to 2011 and 2011 compared to 2010. Changes in tax equivalent interest income and expense, which are not attributable specifically to either volume or rate, are allocated proportionately between both variances.

Rate/Volume Analysis

(in thousands)

	2012 COMPARED TO 2011			2011 COMPARED TO 2010		
	INCREASE (DECREASE) IN INTEREST INCOME AND EXPENSE DUE TO CHANGES IN			INCREASE (DECREASE) IN INTEREST INCOME AND EXPENSE DUE TO CHANGES IN		
	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
INTEREST-EARNING ASSETS:						
Non-covered loans and leases	$ 28,204	$(34,612)	$ (6,408)	$ (1,983)	$(14,635)	$(16,618)
Covered loans and leases	(19,795)	7,302	(12,493)	2,836	9,363	12,199
Taxable securities	(6,119)	(20,517)	(26,636)	30,950	(12,555)	18,395
Non-taxable securities(1)	1,905	(1,020)	885	(203)	43	(160)
Temporary investments and interest bearing deposits	(698)	36	(662)	(610)	(23)	(633)
Total(1)	3,497	(48,811)	(45,314)	30,990	(17,807)	13,183
INTEREST-BEARING LIABILITIES:						
Interest bearing checking and savings accounts	923	(12,107)	(11,184)	3,799	(14,784)	(10,985)
Time deposits	(7,427)	(5,999)	(13,426)	(1,816)	(7,697)	(9,513)
Repurchase agreements and federal funds	114	(365)	(251)	365	(343)	22
Term debt	(105)	129	24	(131)	157	26
Junior subordinated debentures	129	256	385	(1)	(60)	(61)
Total	(6,366)	(18,086)	(24,452)	2,216	(22,727)	(20,511)
Net increase (decrease) in net interest income(1)	$ 9,863	$(30,725)	$(20,862)	$28,774	$ 4,920	$ 33,694

(1) Tax exempt income has been adjusted to a tax equivalent basis at a 35% tax rate.

PROVISION FOR LOAN AND LEASE LOSSES

The provision for non-covered loan and lease losses was $21.8 million for 2012, as compared to $46.2 million for 2011, and $113.7 million for 2010. As a percentage of average outstanding loans, the provision for loan and lease losses recorded for 2012 was 0.35%, a decrease of 46 basis points from 2011 and a decrease of 162 basis points from 2010.

The decrease in the provision for loan and lease losses in 2012 as compared to 2011 and 2011 compared to 2010 is principally attributable to the declining non-performing loans and classified assets and reflects continued improvement and stabilization of credit quality and decrease in net charge-offs, partially offset by non-covered loan growth.

The Company recognizes the charge-off of impairment reserves on impaired loans in the period they arise for collateral dependent loans. Therefore, the non-covered, non-accrual loans of $66.7 million as of December 31, 2012 have already been written-down to their estimated fair value, less estimated costs to sell, and are expected to be resolved with no additional material loss, absent further decline in market prices. Depending on the characteristics of a loan, the fair value of collateral is estimated by obtaining external appraisals.

The provision for non-covered loan and lease losses is based on management's evaluation of inherent risks in the loan portfolio and a corresponding analysis of the allowance for non-covered loan and lease losses. Additional discussion on loan quality and the allowance for non-covered loan and lease losses is provided under the heading Asset Quality and Non-Performing Assets below.

The provision for covered loan and lease losses was $7.4 million for 2012, as compared to $16.1 million for 2011 and $5.2 million for 2010. Provisions for covered loan and leases are recognized subsequent to acquisition to the extent it is probable we will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimates after acquisition, considering both the timing and amount of those expected cash flows. Provisions may be required when determined losses of unpaid principal incurred exceed previous loss expectations to-date, or future cash flows previously expected to be collectible are no longer probable of collection. Provisions for covered loan and lease losses, including amounts advanced subsequent to acquisition, are not reflected in the allowance for non-covered loan and lease losses, rather as a valuation allowance netted against the carrying value of the covered loan and lease balance accounted for under ASC 310-30, in accordance with the guidance.

NON-INTEREST INCOME

Non-interest income for 2012 was $136.8 million, an increase of $52.7 million, or 63%, as compared to the same period in 2011. Non-interest income in 2011 was $84.1 million, an increase of $8.2 million, or 11%, compared to 2010. The following table presents the key components of non-interest income for years ended December 31, 2012, 2011 and 2010:

Non-Interest Income

Years Ended December 31,
(in thousands)

	2012 compared to 2011				2011 compared to 2010			
	2012	2011	Change Amount	Change Percent	2011	2010	Change Amount	Change Percent
Service charges on deposit accounts	$ 28,299	$33,096	$ (4,797)	-14%	$33,096	$ 34,874	$ (1,778)	-5%
Brokerage commissions and fees	12,967	12,787	180	1%	12,787	11,661	1,126	10%
Mortgage banking revenue, net	84,216	26,550	57,666	217%	26,550	21,214	5,336	25%
Gain on investment securities, net	3,868	7,376	(3,508)	-48%	7,376	1,912	5,464	286%
(Loss) gain on junior subordinated debentures carried at fair value	(2,203)	(2,197)	(6)	0%	(2,197)	4,980	(7,177)	-144%
Bargain purchase gain on acquisition	—	—	—	—	—	6,437	(6,437)	-100%
Change in FDIC indemnification asset	(15,234)	(6,168)	(9,066)	147%	(6,168)	(16,445)	10,277	-62%
Other income	24,916	12,674	12,242	97%	12,674	11,271	1,403	12%
Total	$136,829	$84,118	$52,711	63%	$84,118	$ 75,904	$ 8,214	11%

The decrease in deposit service charges in 2012 compared to 2011 is primarily the result of a reduction in interchange fee revenue relating to the Durbin Amendment of the Dodd-Frank Act, which became effective October 1, 2011. The decrease in deposit service charges in 2011 compared to 2010 is principally attributable to reductions in non-sufficient funds and overdraft fee income from regulatory reform changes, which took place in the third quarter of 2010, offset by increases in ATM income and increased other deposit account service charges.

Brokerage commissions and fees in 2012 increased due to the increase in managed account fees at Umpqua Investments. In 2012, assets under management at Umpqua Investments, a part of the Wealth Management segment, increased to $2.28 billion as compared to $2.09 billion at December 31, 2011. Brokerage commissions and fees in 2011 increased, primarily due to the increase in managed account fees at Umpqua Investments. In 2011, assets under management at Umpqua Investments, a part of the Wealth Management segment, increased to $2.09 billion as compared to $2.06 billion at December 31, 2010.

Mortgage banking revenue for the year ended December 31, 2012 increased due to continued increase in purchase and refinancing activity, compared to the same period of the prior year. Closed mortgage volume for 2012 was $2.2 billion, representing a 121% increase over 2011 production. Closed mortgage volume for 2011 was $994.5 million, representing a 27% increase over 2010 production. The continuing low mortgage interest rate environment has led to elevated levels of refinance activity, contributing to a $8.5 million decline in fair value on the mortgage servicing right ("MSR") asset in 2012, compared to a $3.0 million decline in fair value recognized in 2011. As of December 31, 2012, the Company serviced $3.2 billion of mortgage loans for others, and the related mortgage servicing right asset is valued at $27.4 million, or 0.87% of the total serviced portfolio principal balance.

During 2012, the Company sold investment securities to fund non-covered loan growth as well as to reduce the price risk of the portfolio if interest rates were to increase significantly. During 2011, the Company sold investment securities which carried a higher duration in future potential higher interest rate scenarios to reduce the price risk of the portfolio if interest rates were to increase significantly. In connection with the sale of investment securities, we recognized a gain on sale of $4.0 million in 2012, compared to $7.7 million for 2011 and $2.3 million for 2010.

A loss of $2.2 million recognized in 2012 and 2011, respectively, as compared to a gain of $5.0 million in 2010 represents the change of fair value on the junior subordinated debentures recorded at fair value. Absent future changes to the significant inputs utilized in the discounted cash flow model used to measure the fair value of these instruments, the cumulative discount for each junior subordinated debenture will reverse over time, ultimately returning the carrying values of these instruments to their notional value at their expected redemption dates. This will result in recognizing losses on junior subordinated debentures carried at fair value within non-interest income. The decrease in the gain recognized from 2010 to the loss recognized in 2011 primarily resulted from the widening of the credit risk adjusted spread over the contractual rate of each junior subordinated debenture measured at fair value. Additional information on the junior subordinated debentures carried at fair value is included in Note 18 of the *Notes to Consolidated Financial Statements* and under the heading *Junior Subordinated Debentures.*

A bargain purchase gain of $6.4 million recognized in 2010 represents the excess of the estimated fair value of the assets acquired over the estimated fair value of the liabilities assumed in the Evergreen acquisition.

The change in FDIC indemnification asset represents a change in cash flows expected to be recoverable under the loss-share agreements entered into with the FDIC in connection with FDIC-assisted acquisitions. Additional information on the FDIC indemnification asset is included in Note 7 of the *Notes to Consolidated Financial Statements* and under the heading *Covered Assets* below.

Other income in 2012 as compared to 2011 increased primarily due to the Debt Capital Market revenue of $9.9 million related to initiation of an interest rate swap program in the second half of 2011 with commercial banking customers to facilitate their risk management strategies. Additionally, in 2012, in connection with the termination of a definitive agreement between the Company and American Perspective Bank, the Company received a termination fee of $1.6 million. Other income increased in 2011 over 2010 by $1.4 million, primarily attributable to the initiation of the interest rate swap program, offset by various non-recurring sundry recoveries recognized in 2010.

NON-INTEREST EXPENSE

Non-interest expense for 2012 was $359.7 million, an increase of $20.7 million, or 6%, as compared to 2011. Non-interest expense for 2011 was $339.0 million, an increase of $21.2 million or 7% compared to 2010. The following table presents the key elements of non-interest expense for the years ended December 31, 2012, 2011 and 2010.

Non-Interest Expense
Years Ended December 31,
(in thousands)

	2012 compared to 2011				2011 compared to 2010			
	2012	2011	Change Amount	Change Percent	2011	2010	Change Amount	Change Percent
Salaries and employee benefits	$200,946	$179,480	$21,466	12%	$179,480	$162,875	$16,605	10%
Net occupancy and equipment	55,081	51,284	3,797	7%	51,284	45,940	5,344	12%
Communications	11,573	11,214	359	3%	11,214	10,464	750	7%
Marketing	5,064	6,138	(1,074)	-17%	6,138	6,225	(87)	-1%
Services	25,823	24,170	1,653	7%	24,170	22,576	1,594	7%
Supplies	2,506	2,824	(318)	-11%	2,824	3,998	(1,174)	-29%
FDIC assessments	7,308	10,768	(3,460)	-32%	10,768	15,095	(4,327)	-29%
Net loss on non-covered other real estate owned	9,245	10,690	(1,445)	-14%	10,690	8,097	2,593	32%
Net loss (gain) on covered other real estate owned	3,410	7,481	(4,071)	-54%	7,481	(2,172)	9,653	-444%
Intangible amortization	4,816	4,948	(132)	-3%	4,948	5,389	(441)	-8%
Merger related expenses	2,338	360	1,978	549%	360	6,675	(6,315)	-95%
Other expenses	31,542	29,614	1,928	7%	29,614	32,576	(2,962)	-9%
Total	$359,652	$338,971	$20,681	6%	$338,971	$317,738	$21,233	7%

Of the $21.5 million increase in total salaries and employee benefits expense in 2012 compared to 2011, approximately $17.7 million of the increase is due to mortgage and commercial banking production in the current year, $2.6 million relates to ongoing growth initiatives in our technology group and the remainder of the increase is the result of the Circle Bancorp acquisition. Of the $16.6 million increase in total salaries and employee benefits expense in 2011 compared to 2010, approximately $8.4 million of the increase is due to mortgage and commercial banking production increases in the current year. The remainder primarily results from the increase in 2011 by 70 full-time equivalent employees throughout the Company to support growth initiatives.

Net occupancy and equipment expense increased in 2012 as a result of the cost of three new Home Lending Centers in Oregon, the operation of a full year of the 2011 additions, and the six locations now operating from the acquisition of Circle Bancorp. The growth in 2011 is the result of the cost of the addition of ten de novo Community Banking locations, one Mortgage Office, an administrative facility in Hillsboro, Oregon, and the operation of a full year of the 2010 additions. Additions in 2010 include new locations through the FDIC-assisted acquisition of Rainier, Evergreen and Nevada Security, respectively, the addition of five de novo Community Banking locations, in Portland, Oregon, Seattle, Washington, and Santa Rosa, California, the opening of one new Commercial Banking Center in Walnut Creek, California and two Mortgage Offices in Tigard, Oregon, and Longview, Washington. Additionally, in 2010, we remodeled 48 stores, including locations acquired.

Communications costs increased in 2012 compared to 2011, and in 2011 compared to 2010, primarily due to increased data processing cost as a result of the Company's continued growth and expansion. Marketing and supplies expenses decreased in 2012 compared to 2011, and in 2011 compared to 2010, due to cost containment efforts and a reduced spend associated with acquisitions and expansion into new markets in 2010. Services expense increased in 2012 compared to 2011 and in 2011 compared to 2010, primarily due to increased legal and professional fees.

FDIC assessments decreased in 2012, compared to 2011, and in 2011, compared to 2010, as a result of the adoption by the FDIC of a final rule that changed the assessment rate and the assessment base (from a domestic deposit base to a scorecard based assessment system for banks with more than $10 billion in assets) effective in the second quarter of 2011. The change resulted in a lower assessment rate and base and decreased assessment to the Company in 2012 and 2011.

Although there has been an easing in the velocity of declining real estate values, depressed values continue to detrimentally affect our loan portfolio and have led to a continued elevated level of foreclosures on related properties and movement of the properties into other real estate owned ("OREO"). During 2012, the Company recognized losses on sale of non-covered OREO of $2.3 million and non-covered valuation adjustments of $6.9 million and net gains on sale of covered OREO properties of $1.2 million and valuation adjustments of covered OREO properties of $4.6 million. During 2011, the Company recognized losses on sale of non-covered OREO of $1.7 million and non-covered valuation adjustments of $8.9 million and net gains on sale of covered OREO properties of $1.2 million and valuation adjustments of covered OREO properties of $8.7 million. During 2010, the Company recognized losses on sale of non-covered OREO of $4.0 million and non-covered valuation adjustments of $4.1 million and net gains on sale of covered OREO properties of $4.1 million and valuation adjustments of covered OREO properties of $1.9 million.

We incur significant expenses in connection with the completion and integration of bank acquisitions that are not capitalizable. The merger-related expense incurred in 2011 related primarily to FDIC-assisted acquisitions, while those incurred in 2012 primarily relate to the acquisition of Circle Bancorp. Classification of expenses as merger-related is done in accordance with the provisions of a Board-approved policy. The following table presents the merger-related expenses by major category for the year ended December 31, 2012, 2011 and 2010.

Merger-Related Expense
Years Ended December 31,
(in thousands)

	2012	2011	2010
Professional fees	$1,145	$173	$2,984
Compensation and relocation	856	—	962
Communications	66	—	330
Premises and equipment	29	82	630
Travel	98	11	710
Other	144	94	1,059
Total	$2,338	$360	$6,675

Other non-interest expense increased in 2012 over 2011 as a result of increased professional fees and increased local taxes, partially offset by decreased expenses related to problem covered and non-covered loans and covered and non-covered other real estate owned. Other non-interest expense decreased in 2011 over 2010 primarily as a result of non-recurring settlement costs recognized in 2010, partially offset by increased expenses related to problem covered and non-covered loans and covered and non-covered other real estate owned as well as various other growth initiatives underway.

INCOME TAXES

Our consolidated effective tax rate as a percentage of pre-tax income for 2012 was 34.4%, compared to 33.0% for 2011 and 17.0% for 2010. The effective tax rates were below the federal statutory rate of 35% and the apportioned state rate of 4.4% (net of the federal tax benefit) principally because of non-taxable income arising from bank-owned life insurance, income on tax-exempt investment securities and tax credits arising from low income housing investments. The income tax expense from income taxes in 2012 is a result of the operating income recognized in the period.

Additional information on income taxes is provided in Note 13 of the *Notes to Consolidated Financial Statements* in Item 8 below.

FINANCIAL CONDITION

INVESTMENT SECURITIES

The composition of our investment securities portfolio reflects management's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of interest income. The investment securities portfolio also mitigates interest rate and credit risk inherent in the loan portfolio, while providing a vehicle for the investment of available funds, a source of liquidity (by pledging as collateral or through repurchase agreements) and collateral for certain public funds deposits.

Trading securities consist of securities held in inventory by Umpqua Investments for sale to its clients and securities invested in trust for the benefit of certain executives or former employees of acquired institutions as required by agreements. Trading securities were $3.7 million at December 31, 2012, as compared to $2.3 million at December 31, 2011. This increase is principally attributable to an increase in Umpqua Investments' inventory of trading securities.

Investment securities available for sale were $2.6 billion as of December 31, 2012 compared to $3.2 billion at December 31, 2011. Paydowns of $1.5 billion, amortization of net purchase price premiums of $45.1 million, and a decrease in fair value of investments securities available for sale of $16.0 million were partially offset by purchases of $994.6 million of investment securities available for sale.

Investment securities held to maturity were $4.5 million as of December 31, 2012 as compared to holdings of $4.7 million at December 31, 2011. The change primarily relates to paydowns and maturities of investment securities held to maturity of $1.3 million, offset by purchases of $0.9 million.

The following table presents the available for sale and held to maturity investment securities portfolio by major type as of December 31 for each of the last three years:

Summary of Investment Securities
As of December 31,
(in thousands)

	December 31,		
	2012	2011	2010
AVAILABLE FOR SALE:			
U.S. Treasury and agencies	$ 45,820	$ 118,465	$ 118,789
Obligations of states and political subdivisions	263,725	253,553	216,726
Residential mortgage-backed securities and collateralized mortgage obligations	2,313,376	2,794,355	2,581,504
Other debt securities	222	134	152
Investments in mutual funds and other equity securities	2,086	2,071	2,009
	$2,625,229	$3,168,578	$2,919,180
HELD TO MATURITY:			
Obligations of states and political subdivisions	$ 595	$ 1,335	$ 2,370
Residential mortgage-backed securities and collateralized mortgage obligations	3,946	3,379	2,392
	$ 4,541	$ 4,714	$ 4,762

The following table presents information regarding the amortized cost, fair value, average yield and maturity structure of the investment portfolio at December 31, 2012.

Investment Securities Composition*

December 31, 2012

(dollars in thousands)

	Amortized Cost	Fair Value	Average Yield
U.S. TREASURY AND AGENCIES			
One year or less	$ 45,228	$ 45,515	1.56%
One to five years	275	305	3.46%
	45,503	45,820	1.57%
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS			
One year or less	19,592	19,830	5.93%
One to five years	102,837	110,276	5.82%
Five to ten years	113,200	123,123	5.32%
Over ten years	10,572	11,092	5.14%
	246,201	264,321	5.57%
OTHER DEBT SECURITIES			
Over ten years	143	222	NM
Serial maturities	2,295,199	2,317,512	1.78%
Other investment securities	1,959	2,086	3.02%
Total securities	$2,589,005	$2,629,961	2.16%

NM – not meaningful.

*Weighted average yields are stated on a federal tax-equivalent basis of 35%. Weighted average yields for available for sale investments have been calculated on an amortized cost basis.

The mortgage-related securities in "Serial maturities" in the table above include both pooled mortgage-backed issues and high-quality collaterized mortgage obligation structures, with an average duration of 3.0 years. These mortgage-related securities provide yield spread to U.S. Treasury or agency securities; however, the cash flows arising from them can be volatile due to refinancing of the underlying mortgage loans.

The equity security in "Other investment securities" in the table above at December 31, 2012 principally represents an investment in a Community Reinvestment Act investment fund comprised largely of mortgage-backed securities, although funds may also invest in municipal bonds, certificates of deposit, repurchase agreements, or securities issued by other investment companies.

We review investment securities on an ongoing basis for the presence of other-than-temporary impairment ("OTTI") or permanent impairment, taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, whether we intend to sell a security or if it is likely that we will be required to sell the security before recovery of our amortized cost basis of the investment, which may be maturity, and other factors.

For debt securities, if we intend to sell the security or it is likely that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If we do not intend to sell the security and it is not likely that we will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI.

The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income ("OCI"). Impairment losses related to all other factors are presented as separate categories within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the OTTI amount recorded in OCI will increase the carrying value of the investment, and would not affect earnings. If there is an indication of additional credit losses the security is reevaluated according to the procedures described above.

Gross unrealized losses in the available for sale investment portfolio was $6.6 million at December 31, 2012. This consisted primarily of unrealized losses on residential mortgage-backed securities and collateralized mortgage obligations. The unrealized losses were primarily caused by interest rate increases subsequent to the purchase of the securities, and not credit quality. In the opinion of management, these securities are considered only temporarily impaired due to changes in market interest rates or the widening of market spreads subsequent to the initial purchase of the securities, and not due to concerns regarding the underlying credit of the issuers or the underlying collateral. Additional information about the investment portfolio is provided in Note 3 of the *Notes to Consolidated Financial Statements.*

RESTRICTED EQUITY SECURITIES

Restricted equity securities were $33.4 million at December 31, 2012 and $32.6 million at December 31, 2011. The decrease of $0.8 million is attributable to stock redemptions by the Federal Home Loan Bank ("FHLB") of San Francisco and Seattle during the period. Of the $33.4 million at December 31, 2012, $32.2 million represent the Bank's investment in the FHLBs of Seattle and San Francisco. The remaining restricted equity securities represent investments in Pacific Coast Bankers' Bancshares stock. FHLB stock is carried at par and does not have a readily determinable fair value. Ownership of FHLB stock is restricted to the FHLB and member institutions, and can only be purchased and redeemed at par.

In September 2012, the FHLB of Seattle was notified by the Federal Housing Finance Agency ("Finance Agency") that it is now classified as "adequately capitalized" as compared to the prior classification of "undercapitalized." Under Finance Agency regulations, the FHLB of Seattle may repurchase excess capital stock under certain conditions, however they may not redeem stock or pay a dividend without Finance Agency approval.

Management periodically evaluates FHLB stock for other-than-temporary or permanent impairment. Management's determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount of the FHLB and the length of time this situation has persisted, (2) the compliance with the minimum financial metrics required as part of the Consent Arrangement the bank has with the Finance Agency, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB.

Moody's Investors Services rating of the FHLB of Seattle as Aaa was confirmed in August 2011, but a negative outlook was assigned as Moody's revised the rating outlook to negative for U.S. government debt and all issuers Moody's considers directly-linked to the U.S. government. Standard and Poors' rating is AA+, but it also issued a negative outlook with the action reflecting the downgrade of the long-term sovereign credit rating of the U.S. in 2011. Based on the above, the Company has determined there is not an other-than-temporary impairment on the FHLB stock investment as of December 31, 2012.

LOANS AND LEASES

Non-Covered Loans and Leases, net

Total non-covered loans and leases outstanding at December 31, 2012 were $6.7 billion, an increase of $793.0 million as compared to year-end 2011. This increase is principally attributable to loans acquired in the Circle Bancorp acquisition of

$246.7 million, net loan originations of $587.4 million and covered loans transferred to non-covered loans of $16.2 million, partially offset by charge-offs of $41.3 million, transfers to other real estate owned of $17.7 million, and non-covered loans sold of $14.2 million during the period.

The Bank provides a wide variety of credit services to its customers, including construction loans, commercial lines of credit, secured and unsecured commercial loans, commercial real estate loans, residential mortgage loans, home equity credit lines, consumer loans and commercial leases. Loans are principally made on a secured basis to customers who reside, own property or operate businesses within the Bank's principal market area.

The following table presents the composition of the non-covered loan portfolio as of December 31 for each of the last five years.

Non-covered Loan Portfolio Composition

As of December 31,

(dollars in thousands)

	2012		2011		2010		2009		2008	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commercial real estate	$4,197,770	62.8%	$3,813,434	64.8%	$3,879,102	68.5%	$4,115,593	68.6%	$4,139,289	67.5%
Commercial	1,721,130	25.8%	1,458,765	24.8%	1,256,872	22.2%	1,390,491	23.2%	1,503,400	24.5%
Residential	737,376	11.0%	588,119	10.0%	501,001	8.9%	468,486	7.8%	465,361	7.6%
Consumer & other	37,327	0.6%	38,860	0.6%	33,043	0.6%	36,098	0.6%	34,774	0.6%
Deferred loan fees, net	(12,523)	-0.2%	(11,080)	-0.2%	(11,031)	-0.2%	(11,401)	-0.2%	(11,450)	-0.2%
Total loans and leases	$6,681,080	100.0%	$5,888,098	100.0%	$5,658,987	100.0%	$5,999,267	100.0%	$6,131,374	100.0%

The following table presents the concentration distribution of our non-covered loan portfolio by major type:

Non-Covered Loan Concentrations

As of December 31, 2012 and 2011

(dollars in thousands)

	December 31, 2012		December 31, 2011	
	Amount	Percentage	Amount	Percentage
Commercial real estate				
Term & multifamily	$3,938,443	59.0%	$3,558,295	60.5%
Construction & development	202,118	3.0%	165,066	2.8%
Residential development	57,209	0.9%	90,073	1.5%
Commercial				
Term	797,802	11.9%	625,766	10.6%
LOC & other	923,328	13.8%	832,999	14.1%
Residential				
Mortgage	476,579	7.1%	315,927	5.4%
Home equity loans & lines	260,797	3.9%	272,192	4.6%
Consumer & other	37,327	0.6%	38,860	0.7%
Deferred loan fees, net	(12,523)	-0.2%	(11,080)	-0.2%
Total	$6,681,080	100.0%	$5,888,098	100.0%

The following table presents the maturity distribution of our non-covered loan portfolios and the sensitivity of these loans to changes in interest rates:

Maturities and Sensitivities of Non-covered Loans to Changes in Interest Rates
as of December 31, 2012
(in thousands)

				By Maturity	Loans Over One Year by Rate Sensitivity	
	One Year or Less	One Through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Commercial real estate	$463,883	$1,352,759	$2,381,124	$4,197,766	$781,446	$2,952,437
Commercial(1)	$826,082	$ 479,791	$ 383,855	$1,689,728	$508,611	$ 355,035

(1) Excludes the lease portfolio.

Covered Loans and Leases, Net

Total covered loans and leases outstanding at December 31, 2012 were $477.1 million, a decrease of $145.4 million as compared to year-end 2011. This decrease is principally attributable to net loan paydowns and maturities of $114.8 million, transfers of covered loans to non-covered loans of $16.2 million, and transfers to covered other real estate owned of $7.0 million.

The following table presents the composition of the covered loan portfolio for each of the last three years.

Covered Loan Portfolio Composition
As of December 31,
(dollars in thousands)

	2012		2011		2010	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Commercial real estate	$399,514	80.5%	$506,637	79.4%	$619,248	78.5%
Commercial	38,521	7.9%	57,576	9.1%	78,003	9.9%
Residential	51,267	10.4%	64,588	10.2%	80,504	10.2%
Consumer & other	6,051	1.2%	7,970	1.3%	10,864	1.4%
Total	495,353	100.0%	636,771	100.0%	788,619	100.0%
Allowance for covered loans	(18,275)		(14,320)		(2,721)	
Total	$477,078		$622,451		$785,898	

The following table presents the concentration distribution of our covered loan portfolio by major type:

Covered Loan Concentrations
As of December 31,
(dollars in thousands)

	December 31, 2012		December 31, 2011	
	Amount	Percentage	Amount	Percentage
Commercial real estate				
Term & multifamily	$378,009	76.4%	$474,054	74.3%
Construction & development	11,711	2.4%	14,820	2.3%
Residential development	9,794	2.0%	17,763	2.8%
Commercial				
Term	23,524	4.7%	34,150	5.4%
LOC & other	14,997	3.0%	23,426	3.7%
Residential				
Mortgage	27,825	5.6%	35,503	5.6%
Home equity loans & lines	23,442	4.7%	29,085	4.6%
Consumer & other	6,051	1.2%	7,970	1.3%
Total	495,353	100.0%	636,771	100.0%
Allowance for covered loans	(18,275)		(14,320)	
Total	$477,078		$622,451	

The covered loans are subject to loss-sharing agreements with the FDIC. Under the terms of the Evergreen Bank acquisition loss-sharing agreement, the FDIC will cover a substantial portion of any future losses on loans, related unfunded loan commitments, other real estate owned ("OREO") and accrued interest on loans for up to 90 days. The FDIC will absorb 80% of losses and share in 80% of loss recoveries on the first $90.0 million on covered assets for Evergreen and absorb 95% of losses and share in 95% of loss recoveries exceeding $90.0 million, except for the Bank will incur losses up to $30.2 million before the loss-sharing will commence. As of December 31, 2012, losses have exceeded $30.2 million. The loss-sharing arrangements for non-single family residential and single family residential loans are in effect for 5 years and 10 years, respectively, and the loss recovery provisions are in effect for 8 years and 10 years, respectively, from the acquisition dates.

Under the terms of the Rainier Pacific Bank loss-sharing agreement, the FDIC will cover a substantial portion of any future losses on loans, related unfunded loan commitments, OREO and accrued interest on loans for up to 90 days. The FDIC will absorb 80% of losses and share in 80% of loss recoveries on the first $95.0 million of losses on covered assets and absorb 95% of losses and share in 95% of loss recoveries exceeding $95.0 million. The loss-sharing arrangements for non-single family residential and single family residential loans are in effect for 5 years and 10 years, respectively, and the loss recovery provisions are in effect for 8 years and 10 years, respectively, from the acquisition dates.

Under the terms of the Nevada Security Bank loss-sharing agreement, the FDIC will cover a substantial portion of any future losses on loans, related unfunded loan commitments, OREO and accrued interest on loans for up to 90 days. The FDIC will absorb 80% of losses and share in 80% of loss recoveries on all covered assets. The loss-sharing arrangements for non-single family residential and single family residential loans are in effect for 5 years and 10 years, respectively, and the loss recovery provisions are in effect for 8 years and 10 years, respectively, from the acquisition dates.

Discussion of and tables related to the covered loan segment is provided under the heading *Asset Quality and Non-Performing Assets*.

ASSET QUALITY AND NON-PERFORMING ASSETS

Non-Covered Loans and Leases

We manage asset quality and control credit risk through diversification of the non-covered loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Bank's Credit Quality Group is charged with monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures across the Bank. The provision for non-covered loan and lease losses charged to earnings is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable incurred losses. The amount of provision charge is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the non-covered loan portfolio, delinquencies, management's assessment of loan portfolio quality, general economic conditions that can impact the value of collateral, and other trends. The evaluation of these factors is performed through an analysis of the adequacy of the allowance for loan and lease losses. Reviews of non-performing, past due non-covered loans and larger credits, designed to identify potential charges to the allowance for loan and lease losses, and to determine the adequacy of the allowance, are conducted on a quarterly basis. These reviews consider such factors as the financial strength of borrowers, the value of the applicable collateral, loan loss experience, estimated loan losses, growth in the loan portfolio, prevailing economic conditions and other factors. Additional information regarding the methodology used in determining the adequacy of the allowance for loan and lease losses is contained in Part I Item 1 of this report in the section titled *Lending and Credit Functions.*

Non-covered, non-performing loans, which include non-covered, non-accrual loans and non-covered accruing loans past due over 90 days, totaled $71.0 million or 1.06% of total non-covered loans as of December 31, 2012, as compared to $91.4 million, or 1.55% of total non-covered loans, at December 31, 2011. Non-covered, non-performing assets, which include non-covered, non-performing loans and non-covered, foreclosed real estate ("other real estate owned"), totaled $88.1 million, or 0.75% of total assets as of December 31, 2012 compared with $125.6 million, or 1.09% of total assets as of December 31, 2011. The decrease in non-performing assets in 2012 is attributable to the improving economic environment, an improvement in real estate values in our markets and the resulting impact on our commercial real estate and commercial construction portfolio.

A loan is considered impaired when, based on current information and events, we determine it is probable that we will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. Generally, when non-covered loans are identified as impaired they are moved to our Special Assets Division. When we identify a loan as impaired, we measure the loan for potential impairment using discount cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of collateral, less selling costs. The starting point for determining the fair value of collateral is through obtaining external appraisals. Generally, external appraisals are updated every six to nine months. We obtain appraisals from a pre-approved list of independent, third party, local appraisal firms. Approval and addition to the list is based on experience, reputation, character, consistency and knowledge of the respective real estate market. At a minimum, it is ascertained that the appraiser is: (a) currently licensed in the state in which the property is located, (b) is experienced in the appraisal of properties similar to the property being appraised, (c) is actively engaged in the appraisal work, (d) has knowledge of current real estate market conditions and financing trends, (e) is reputable, and (f) is not on Freddie Mac's or the Bank's Exclusionary List of appraisers and brokers. In certain cases appraisals will be reviewed by our Real Estate Valuation Services Group to ensure the quality of the appraisal and the expertise and independence of the appraiser. Upon receipt and review, an external appraisal is utilized to measure a loan for potential impairment. Our impairment analysis documents the date of the appraisal used in the analysis, whether the officer preparing the report deems it current, and, if not, allows for internal valuation adjustments with justification. Typical justified adjustments might include discounts for continued market deterioration subsequent to appraisal date, adjustments for the release of collateral contemplated in the appraisal, or the value of other collateral or consideration not contemplated in the appraisal. An appraisal over one year old in most cases will be considered stale dated and an updated or new appraisal will be required. Any adjustments from appraised value to net realizable value are detailed and justified in the impairment analysis, which is reviewed and approved by senior credit quality officers and the Company's Allowance for Loan and Lease Losses ("ALLL") Committee. Although an external appraisal is the primary source to value collateral dependent loans, we may also utilize values obtained through purchase and sale agreements, negotiated short sales, broker price opinions, or the sales price of the note. These alternative sources of value are used only if deemed to be more representative of value based on updated information regarding collateral resolution. Impairment analyses are updated, reviewed and approved on a quarterly basis at or near the end of each reporting period. Appraisals or other alternative sources of value received subsequent to the reporting period, but prior to our filing of periodic reports, are considered and evaluated to ensure our periodic filings are materially correct and not misleading. Based on these processes, we do not believe there are significant time lapses for the recognition of additional loan loss provisions or charge-offs from the date they become known.

Non-covered loans are classified as non-accrual when collection of principal or interest is doubtful—generally if they are past due as to maturity or payment of principal or interest by 90 days or more—unless such non-covered loans are well-secured and in the process of collection. Additionally, all loans that are impaired are considered for non-accrual status. Non-covered loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement appear relatively certain.

Upon acquisition of real estate collateral, typically through the foreclosure process, we promptly begin to market the property for sale. If we do not begin to receive offers or indications of interest we will analyze the price and review market conditions to assess whether a lower price reflects the market value of the property and would enable us to sell the property. In addition, we update appraisals on other real estate owned property six to nine months after the most recent appraisal. Increases in valuation adjustments recorded in a period are primarily based on a) updated appraisals received during the period, or b) management's authorization to reduce the selling price of the property during the period. Unless a current appraisal is available, an appraisal will be ordered prior to a loan moving to other real estate owned. Foreclosed properties held as other real estate owned are recorded at the lower of the recorded investment in the loan or market value of the property less expected selling costs. Non-covered other real estate owned at December 31, 2012 totaled $17.1 million and consisted of 36 properties.

Non-covered loans are reported as restructured when the Bank grants a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include a reduction in the loan rate, forgiveness of principal or accrued interest, extending the maturity date(s) or providing a lower interest rate than would be normally available for a transaction of similar risk. As a result of these concessions, restructured loans are impaired as the Bank will not collect all amounts due, both principal and interest, in accordance with the terms of the original loan agreement. Impairment reserves on non-collateral dependent restructured loans are measured by comparing the present value of expected future cash flows on the restructured loans discounted at the interest rate of the original loan agreement to the loan's carrying value. These impairment reserves are recognized as a specific component to be provided for in the allowance for loan and lease losses.

The Company has written down impaired, non-covered non-accrual loans as of December 31, 2012 to their estimated net realizable value, based on disposition value, and expects resolution with no additional material loss, absent further decline in market prices.

The following table summarizes our non-covered non-performing assets as of December 31 for each of the last five years.

Non-Covered Non-Performing Assets

As of December 31,

(dollars in thousands)

	2012	2011	2010	2009	2008
Non-covered loans on non-accrual status	$66,736	$ 80,562	$138,177	$193,118	$127,914
Non-covered loans past due 90 days or more and accruing	4,232	10,821	7,071	5,909	5,452
Total non-covered non-performing loans	70,968	91,383	145,248	199,027	133,366
Non-covered other real estate owned	17,138	34,175	32,791	24,566	27,898
Total non-covered non-performing assets	$88,106	$125,558	$178,039	$223,593	$161,264
Restructured loans(1)	$70,602	$ 80,563	$ 84,441	$134,439	$ 23,540
Allowance for non-covered loan and lease losses	$85,391	$ 92,968	$101,921	$107,657	$ 95,865
Reserve for unfunded commitments	1,223	940	818	731	983
Allowance for credit losses	$86,614	$ 93,908	$102,739	$108,388	$ 96,848
Asset quality ratios:					
Non-covered non-performing assets to total assets	0.75%	1.09%	1.53%	2.38%	1.88%
Non-covered non-performing loans to total non-covered loans	1.06%	1.55%	2.57%	3.32%	2.18%
Allowance for non-covered loan losses to total non-covered loans	1.28%	1.58%	1.80%	1.79%	1.56%
Allowance for non-covered credit losses to total non-covered loans	1.30%	1.59%	1.82%	1.81%	1.58%
Allowance for non-covered credit losses to total non-covered non-performing loans	122%	103%	71%	54%	73%

(1) Represents accruing restructured non-covered loans performing according to their restructured terms.

The following tables summarize our non-covered non-performing assets by loan type and region as of December 31, 2012 and December 31, 2011:

Non-Covered Non-Performing Assets by Type and Region
(in thousands)

	December 31, 2012						
	Washington	Northwest Oregon	Southern Oregon	Northern California	Central California	Greater Bay California	Total
Loans on non-accrual status:							
Commercial real estate							
Term & multifamily	$ 139	$22,683	$3,543	$2,514	$10,228	$4,183	$43,290
Construction & development	662	—	—	—	3,515	—	4,177
Residential development	—	5,132	—	—	—	—	5,132
Commercial							
Term	114	2,602	239	2,987	921	177	7,040
LOC & other	—	1,180	172	—	2,922	2,753	7,027
Residential							
Mortgage	—	—	—	—	—	—	—
Home equity loans & lines	—	—	—	—	—	49	49
Consumer & other	—	—	—	—	—	21	21
Total	915	31,597	3,954	5,501	17,586	7,183	66,736
Loans past due 90 days or more and accruing:							
Commercial real estate							
Term & multifamily	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction & development	—	—	—	—	—	—	—
Residential development	—	—	—	—	—	—	—
Commercial							
Term	—	81	—	—	—	—	81
LOC & other	—	—	—	—	—	—	—
Residential							
Mortgage	—	3,303	—	—	—	—	3,303
Home equity loans & lines	—	355	50	215	—	138	758
Consumer & other	2	5	20	8	25	30	90
Total	2	3,744	70	223	25	168	4,232
Total non-performing loans	917	35,341	4,024	5,724	17,611	7,351	70,968
Other real estate owned:							
Commercial real estate							
Term & multifamily	$ —	$ 5,822	$ —	$ 747	$ —	$ —	$ 6,569
Construction & development	—	—	—	—	984	1,440	2,424
Residential development	1,693	312	655	—	886	—	3,546
Commercial							
Term	—	1,656	—	—	—	—	1,656
LOC & other	907	63	—	—	—	—	970
Residential							
Mortgage	—	964	—	—	—	—	964
Home equity loans & lines	—	656	—	—	191	162	1,009
Consumer & other	—	—	—	—	—	—	—
Total	2,600	9,473	655	747	2,061	1,602	17,138
Total non-performing assets	$3,517	$44,814	$4,679	$6,471	$19,672	$8,953	$88,106

	December 31, 2011						
	Washington	Northwest Oregon	Southern Oregon	Northern California	Central California	Greater Bay California	Total
Loans on non-accrual status:							
Commercial real estate							
Term & multifamily	$1,159	$27,800	$2,286	$ 4,058	$ 8,789	$ 394	$ 44,486
Construction & development	—	921	568	—	1,859	—	3,348
Residential development	4,172	9,226	—	252	2,186	—	15,836
Commercial							
Term	157	2,538	239	3,724	1,462	—	8,120
LOC & other	1,114	5,605	95	285	1,493	180	8,772
Residential							
Mortgage	—	—	—	—	—	—	—
Home equity loans & lines	—	—	—	—	—	—	—
Consumer & other	—	—	—	—	—	—	—
Total	6,602	46,090	3,188	8,319	15,789	574	80,562
Loans past due 90 days or more and accruing:							
Commercial real estate							
Term & multifamily	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction & development	—	—	—	—	575	—	575
Residential development	—	—	—	—	—	—	—
Commercial							
Term	—	—	—	—	—	1,179	1,179
LOC & other	—	—	—	—	47	1,350	1,397
Residential							
Mortgage	—	4,342	—	—	—	—	4,342
Home equity loans & lines	—	972	294	550	613	220	2,649
Consumer & other	2	475	155	26	21	—	679
Total	2	5,789	449	576	1,256	2,749	10,821
Total non-performing loans	6,604	51,879	3,637	8,895	17,045	3,323	91,383
Other real estate owned:							
Commercial real estate							
Term & multifamily	$ —	$ 4,813	$ 786	$ 1,124	$ 9,193	$ —	$ 15,916
Construction & development	—	2,782	—	—	3,166	—	5,948
Residential development	589	2,431	1,457	630	3,649	—	8,756
Commercial							
Term	—	—	—	—	—	—	—
LOC & other	522	355	—	—	—	—	877
Residential							
Mortgage	—	2,100	—	—	—	—	2,100
Home equity loans & lines	—	—	212	—	366	—	578
Consumer & other	—	—	—	—	—	—	—
Total	1,111	12,481	2,455	1,754	16,374	—	34,175
Total non-performing assets	$7,715	$64,360	$6,092	$10,649	$33,419	$3,323	$125,558

As of December 31, 2012, the non-covered non-performing assets of $88.1 million have been written down by 29%, or $36.7 million, from their original balance of $124.8 million.

The Company is continually performing extensive reviews of our permanent commercial real estate portfolio, including stress testing. These reviews were performed on both our non-owner and owner occupied credits. These reviews were completed to verify leasing status, to ensure the accuracy of risk ratings, and to develop proactive action plans with borrowers on projects where debt service coverage has dropped below the Bank's benchmark. The stress testing has been performed to determine the effect of rising cap rates, interest rates and vacancy rates, on this portfolio. Based on our analysis, the Company believes our lending teams are effectively managing the risks in this portfolio. There can be no assurance that any further declines in economic conditions, such as potential increases in retail or office vacancy rates, will exceed the projected assumptions utilized in the stress testing and may result in additional non-covered, non-performing loans in the future.

The following table summarizes our non-covered loans past due 30-89 days by loan type and by region as of December 31, 2012 and December 31, 2011. Loans past due 30-89 days have decreased 32% between the two periods.

Non-Covered Loans Past Due 30-89 Days by Type and Region
(in thousands)

	December 31, 2012						
	Washington	Northwest Oregon	Southern Oregon	Northern California	Central California	Greater Bay California	Total
Commercial real estate							
Term & multifamily	$317	$1,410	$ 783	$1,799	$3,462	$2,760	$10,531
Construction & development	—	283	—	—	—	—	283
Residential development	—	—	—	—	479	—	479
Commercial							
Term	—	413	164	1,214	22	1,878	3,691
LOC & other	24	1,446	74	104	1,383	183	3,214
Residential							
Mortgage	—	3,508	—	—	—	—	3,508
Home equity loans & lines	—	250	221	266	161	714	1,612
Consumer & other	—	329	20	61	63	—	473
Total	$341	$7,639	$1,262	$3,444	$5,570	$5,535	$23,791

(in thousands)

	December 31, 2011						
	Washington	Northwest Oregon	Southern Oregon	Northern California	Central California	Greater Bay California	Total
Commercial real estate							
Term & multifamily	$ —	$1,721	$1,029	$2,547	$ 8,446	$4,760	$18,503
Construction & development	662	—	—	—	—	—	662
Residential development	—	—	—	—	4,171	—	4,171
Commercial							
Term	—	760	166	1,089	556	242	2,813
LOC & other	—	141	98	102	5,616	597	6,554
Residential							
Mortgage	—	1,180	—	—	—	—	1,180
Home equity loans & lines	—	22	94	220	155	192	683
Consumer & other	10	578	36	23	8	6	661
Total	$672	$4,402	$1,423	$3,981	$18,952	$5,797	$35,227

Non-Covered Restructured Loans

At December 31, 2012 and December 31, 2011, non-covered impaired loans of $70.6 million and $80.6 million were classified as non-covered performing restructured loans, respectively. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. The non-covered performing restructured loans on accrual status represent the only impaired loans accruing interest at December 31, 2012. In order for a restructured loan to be considered performing and on accrual status, the loan's collateral coverage generally will be greater than or equal to 100% of the loan balance, the loan must be current on payments, and the borrower must either prefund an interest reserve or demonstrate the ability to make payments from a verified source of cash flow. The Company had no obligation to lend additional funds on the restructured loans as of December 31, 2012.

Residential Modification Program

The Bank's modification program is designed to enable the Bank to work with its customers experiencing financial difficulty to maximize repayment. While the Bank has designed guidelines similar to the government sponsored Home Affordable Refinance Program ("HARP") and Home Affordable Modification Program ("HAMP"), the bank participates in the programs only in the capacity as servicer on behalf of investor loans that have been sold.

A and B Note Workout Structures

The Bank performs A note/B note workout structures as a subset of the Bank's troubled debt restructuring strategy. The amount of loans restructured using this structure was $12.6 million and $21.4 million as of December 31, 2012 and December 31, 2011, respectively.

Under an A note/B note workout structure, the new A note is underwritten in accordance with customary troubled debt restructuring underwriting standards and is reasonably assured of full repayment while the B note is not. The B note is immediately charged off upon restructuring.

If the loan was on accrual prior to the troubled debt restructuring being documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount fully contractually forgiven and charged off, the A note may remain on accrual status. If the loan was on nonaccrual at the time the troubled debt restructuring was documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount contractually forgiven and fully charged off, the A note may be returned to accrual status, and risk rated accordingly, after a reasonable period of performance under the troubled debt restructuring terms. Six months of payment performance is generally required to return these loans to accrual status.

The A note will continue to be classified as a troubled debt restructuring and only may be removed from impaired status in years after the restructuring if (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

The following tables summarize our performing non-covered restructured loans by loan type and region as of December 31, 2012 and December 31, 2011:

Non-Covered Restructured Loans by Type and Region

(in thousands)

							December 31, 2012
	Washington	Northwest Oregon	Southern Oregon	Northern California	Central California	Greater Bay California	Total
Commercial real estate							
Term & multifamily	$13,482	$10,725	$3,870	$ 654	$10,882	$ —	$39,613
Construction & development	—	8,739	—	—	3,813	—	12,552
Residential development	—	8,455	—	—	8,686	—	17,141
Commercial							
Term	—	—	—	350	—	—	350
LOC & other	—	—	—	—	820	—	820
Residential							
Mortgage	—	—	—	—	—	—	—
Home equity loans & lines	—	—	—	—	—	126	126
Consumer & other	—	—	—	—	—	—	—
Total	$13,482	$27,919	$3,870	$1,004	$24,201	$126	$70,602

(in thousands)

							December 31, 2011
	Washington	Northwest Oregon	Southern Oregon	Northern California	Central California	Greater Bay California	Total
Commercial real estate							
Term & multifamily	$—	$10,147	$5,243	$ —	$ 7,221	$ —	$22,611
Construction & development	—	8,967	—	—	11,029	—	19,996
Residential development	—	15,138	—	—	18,826	—	33,964
Commercial							
Term	—	—	—	672	3,191	—	3,863
LOC & other	—	—	—	—	—	—	—
Residential							
Mortgage	—	—	—	—	—	—	—
Home equity loans & lines	—	—	—	—	—	129	129
Consumer & other	—	—	—	—	—	—	—
Total	$—	$34,252	$5,243	$672	$40,267	$129	$80,563

The following table presents a distribution of our performing non-covered restructured loans by year of maturity, according to the restructured terms, as of December 31, 2012:

(in thousands)

Year	Amount
2013	$49,349
2014	—
2015	5,101
2016	9,366
2017	2,475
Thereafter	4,311
Total	$70,602

The Bank has had a varying degree of success with different types of concessions. The following table presents the percentage of troubled debt restructurings, by type of concession, at December 31, 2012 that have performed and are expected to perform according to the troubled debt restructuring agreement:

	December 31, 2012
Rate	98%
Term	31%
Payment	99%
Combination	77%

A further decline in the economic conditions in our general market areas or other factors could adversely impact individual borrowers or the loan portfolio in general. Accordingly, there can be no assurance that loans will not become 90 days or more past due, become impaired or placed on non-accrual status, restructured or transferred to other real estate owned in the future. Additional information about the loan portfolio is provided in Note 5 of the *Notes to Consolidated Financial Statements*.

Covered Non-Performing Assets

Covered non-performing assets totaled $10.4 million, or 0.09% of total assets at December 31, 2012 as compared to $19.5 million, or 0.17% of total assets at December 31, 2011. These covered nonperforming assets are subject to shared-loss agreements with the FDIC. The following tables summarize our covered non-performing assets by loan type as of December 31, 2012 and December 31, 2011:

(in thousands)

	December 31, 2012			
	Evergreen	Rainier	Nevada Security	Total
Covered other real estate owned:				
Commercial real estate				
Term & multifamily	$ 958	$1,540	$2,371	$ 4,869
Construction & development	319	482	3,286	4,087
Residential development	347	—	243	590
Commercial				
Term	—	332	—	332
LOC & other	—	—	—	—
Residential				
Mortgage	421	75	—	496
Home equity loans & lines	—	—	—	—
Consumer & other	—	—	—	—
Total	$2,045	$2,429	$5,900	$10,374

(in thousands)

	December 31, 2011			
	Evergreen	Rainier	Nevada Security	Total
Covered other real estate owned:				
Commercial real estate				
Term & multifamily	$ 914	$1,827	$ 8,525	$11,266
Construction & development	36	1,053	2,621	3,710
Residential development	351	2,359	1,301	4,011
Commercial				
Term	—	—	188	188
LOC & other	—	—	—	—
Residential				
Mortgage	69	247	—	316
Home equity loans & lines	—	—	—	—
Consumer & other	—	—	—	—
Total	$1,370	$5,486	$12,635	$19,491

Total Non-Performing Assets

The following tables summarize our total (including covered and non-covered) nonperforming assets at December 31:

(dollars in thousands)

	2012	2011	2010	2009	2008
Loans on non-accrual status	$66,736	$ 80,562	$138,177	$193,118	$127,914
Loans past due 90 days or more and accruing	4,232	10,821	7,071	5,909	5,452
Total non-performing loans	70,968	91,383	145,248	199,027	133,366
Other real estate owned	27,512	53,666	62,654	24,566	27,898
Total non-performing assets	$98,480	$145,049	$207,902	$223,593	$161,264
Asset quality ratios:					
Total non-performing assets to total assets	0.83%	1.25%	1.78%	2.38%	1.88%
Total non-performing loans to total loans	0.99%	1.40%	2.25%	3.32%	2.18%

ALLOWANCE FOR NON-COVERED LOAN AND LEASE LOSSES AND RESERVE FOR UNFUNDED COMMITMENTS

The allowance for non-covered loan and lease losses ("ALLL") totaled $85.4 million at December 31, 2012, a decrease of $7.6 million from the $93.0 million at December 31, 2011. The decrease in the ALLL from the prior year-end results is principally attributable to net charge-offs exceeding the non-covered provision for loan and lease losses and improved credit quality of our portfolio. Additional discussion on the change in provision for loan and lease losses is provided under the heading *Provision for Loan and Lease Losses* above.

The unallocated portion of ALLL provides for coverage of credit losses inherent in the loan portfolio but not captured in the credit loss factors that are utilized in the risk rating-based component, or in the specific impairment reserve component of the allowance for loan and lease losses, and acknowledges the inherent imprecision of all loss prediction models. As of December 31, 2012, there was no unallocated allowance for loan and lease losses, compared to 5% at December 31, 2011. The level in unallocated ALLL in the current year reflects management's evaluation of the existing general business and economic conditions, and improving credit quality and collateral values of real estate in our markets as compared to 2011. The ALLL composition should not be interpreted as an indication of specific amounts or loan categories in which future charge-offs may occur.

The following table provides a summary of activity in the ALLL by major loan type for each of the five years ended December 31:

Allowance for Non-Covered Loan and Lease Losses

Years Ended December 31,
(in thousands)

	2012	2011	2010	2009	2008
Balance, beginning of period	$ 92,968	$101,921	$ 107,657	$ 95,865	$ 84,904
Loans charged off:					
Commercial real estate	(22,349)	(36,011)	(71,030)	(136,382)	(82,919)
Commercial	(12,209)	(21,071)	(50,242)	(57,932)	(14,614)
Residential	(5,282)	(6,333)	(5,168)	(4,331)	(1,597)
Consumer & other	(1,499)	(1,636)	(2,061)	(2,222)	(1,922)
Total loans charged off	(41,339)	(65,051)	(128,501)	(200,867)	(101,052)
Recoveries:					
Commercial real estate	5,409	5,906	6,980	1,334	2,571
Commercial	5,356	3,348	1,318	1,549	1,021
Residential	762	239	334	126	148
Consumer & other	439	385	465	526	595
Total recoveries	11,966	9,878	9,097	3,535	4,335
Net charge-offs	(29,373)	(55,173)	(119,404)	(197,332)	(96,717)
Provision charged to operations	21,796	46,220	113,668	209,124	107,678
Balance, end of period	$ 85,391	$ 92,968	$ 101,921	$ 107,657	$ 95,865
As a percentage of average non-covered loans and leases:					
Net charge-offs	0.48%	0.96%	2.06%	3.23%	1.58%
Provision for non-covered loan and lease losses	0.35%	0.81%	1.97%	3.43%	1.76%
Recoveries as a percentage of charge-offs	28.95%	15.19%	7.08%	1.76%	4.29%

The following table sets forth the allocation of the allowance for non-covered loan and lease losses and percent of loans in each category to total loans (excluding deferred loan fees) as of December 31, 2012 and December 31, 2011:

Allowance for Non-covered Loan and Lease Losses Composition

As of December 31,
(dollars in thousands)

	2012		2011		2010		2009		2008	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial real estate	$54,909	62.7%	$59,574	64.8%	$ 64,405	68.5%	$ 67,281	68.6%	$57,907	67.5%
Commercial	22,925	25.7%	20,485	24.8%	22,146	22.2%	24,583	23.2%	23,104	24.5%
Residential	6,925	11.0%	7,625	10.0%	5,926	8.9%	5,811	7.8%	5,778	7.6%
Consumer & other	632	0.6%	867	0.6%	803	0.6%	455	0.6%	484	0.6%
Unallocated	—		4,417		8,641		9,527		8,592	
Allowance for non-covered loan and lease losses	$85,391		$92,968		$101,921		$107,657		$95,865	

All impaired loans are individually evaluated for impairment. If the measurement of each impaired loans' value is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses. This can be accomplished by charging-off the impaired portion of the loan or establishing a specific component within the allowance for loan and lease losses. If in management's assessment the sources of repayment will not result in a reasonable probability that the carrying value of a loan can be recovered, the amount of a loan's specific impairment is charged-off against the allowance for loan and lease losses. The Company recognizes the charge-off of impairment reserves on impaired loans in the period they arise for collateral dependent loans. Impairment reserves on non-collateral dependent restructured loans are measured by comparing the present value of expected future cash flows on the restructured loans discounted at the interest rate of the original loan agreement to the loan's carrying value. These impairment reserves are recognized as a specific component to be provided for in the allowance for loan and lease losses.

At December 31, 2012, the recorded investment in non-covered loans classified as impaired totaled $142.4 million, with a corresponding valuation allowance (included in the allowance for loan and lease losses) of $1.4 million. The valuation allowance on impaired loans represents the impairment reserves on performing current and former non-covered restructured loans and nonaccrual loans. At December 31, 2011, the total recorded investment in non-covered impaired loans was $166.3 million, with a corresponding valuation allowance (included in the allowance for loan and lease losses) of $3.8 million. The valuation allowance on impaired loans represents the impairment reserves on performing current and former non-covered restructured loans, nonaccrual loans and two loans included in loans past due 30+ days and accruing at December 31, 2011.

The following table presents a summary of activity in the reserve for unfunded commitments ("RUC"):

Summary of Reserve for Unfunded Commitments Activity

Years Ended December 31,
(in thousands)

	2012	2011	2010
Balance, beginning of period	$ 940	$818	$731
Net change to other expense:			
Commercial real estate	113	26	(24)
Commercial	174	58	91
Residential	(12)	27	14
Consumer & other	8	11	6
Total change to other expense	283	122	87
Balance, end of period	$1,223	$940	$818

We believe that the ALLL and RUC at December 31, 2012 are sufficient to absorb losses inherent in the loan portfolio and credit commitments outstanding as of that date based on the best information available. This assessment, based in part on historical levels of net charge-offs, loan growth, and a detailed review of the quality of the loan portfolio, involves uncertainty and judgment. Therefore, the adequacy of the ALLL and RUC cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review.

ALLOWANCE FOR COVERED LOAN AND LEASE LOSSES

The allowance for covered loan and lease losses ("ALLL") totaled $18.3 million at December 31, 2012, an increase of $4.0 million from the $14.3 million at December 31, 2011. The increase in the covered ALLL from the prior year end results from changes in the amount and the timing of expected cash flows on the acquired loans compared to those previously estimated and charge-offs of unpaid principal balance against previously established allowance, as measured on a pool basis.

The following table summarizes activity related to the allowance for covered loan and lease losses by covered loan portfolio segment for years ended December 31, 2012, 2011, and 2010, respectively:

Allowance for Covered Loan and Lease Losses
(in thousands)

	2012	2011	2010
Balance, beginning of period	$14,320	$ 2,721	$ —
Loans charged off:			
Commercial real estate	(2,921)	(3,177)	(2,439)
Commercial	(1,613)	(660)	(266)
Residential	(596)	(1,657)	—
Consumer & other	(659)	(1,192)	—
Total loans charged off	(5,789)	(6,686)	(2,705)
Recoveries:			
Commercial real estate	1,264	1,348	11
Commercial	733	512	263
Residential	237	142	—
Consumer & other	105	142	1
Total recoveries	2,339	2,144	275
Net charge-offs	(3,450)	(4,542)	(2,430)
Covered provision charged to operations	7,405	16,141	5,151
Balance, end of period	$18,275	$14,320	$ 2,721
As a percentage of average covered loans and leases:			
Net charge-offs	0.62%	0.64%	0.36%
Provision for covered loan and lease losses	1.34%	2.28%	0.76%

The following table sets forth the allocation of the allowance for covered loan and lease losses and percent of covered loans in each category to total loans as of December 31, 2012 and December 31, 2011:

Allowance for Covered Loan and Lease Losses Composition
As of December 31,
(dollars in thousands)

	2012		2011		2010	
	Amount	%	Amount	%	Amount	%
Commercial real estate	$12,129	80.7%	$ 8,939	79.4%	$2,465	78.5%
Commercial	4,980	7.8%	3,964	9.1%	176	9.9%
Residential	804	10.3%	991	10.2%	56	10.2%
Consumer & other	362	1.2%	426	1.3%	24	1.4%
Allowance for non-covered loan and lease losses	$18,275		$14,320		$2,721	

MORTGAGE SERVICING RIGHTS

The following table presents the key elements of our mortgage servicing rights asset as of December 31, 2012, 2011, and 2010:

Summary of Mortgage Servicing Rights
Years Ended December 31,
(in thousands)

	2012	2011	2010
Balance, beginning of year	$18,184	$14,454	$12,625
Additions for new mortgage servicing rights capitalized	17,710	6,720	5,645
Acquired mortgage servicing rights	—	—	62
Changes in fair value:			
Due to changes in model inputs or assumptions(1)	(4,651)	(858)	(1,598)
Other(2)	(3,815)	(2,132)	(2,280)
Balance, end of year	$27,428	$18,184	$14,454

(1) Principally reflects changes in discount rates and prepayment speed assumptions, which are primarily affected by changes in interest rates.
(2) Represents changes due to collection/realization of expected cash flows over time.

Information related to our serviced loan portfolio as of December 31, 2012, 2011, and 2010 was as follows:

(dollars in thousands)

	December 31, 2012	December 31, 2011	December 31, 2010
Balance of loans serviced for others	$3,162,080	$2,009,849	$1,603,414
MSR as a percentage of serviced loans	0.87%	0.90%	0.90%

As of December 31, 2012, we serviced residential mortgage loans for others with an aggregate outstanding principal balance of $3.2 billion for which servicing assets have been recorded. Mortgage servicing rights are adjusted to fair value quarterly with the change recorded in mortgage banking revenue. The value of mortgage servicing rights is impacted by market rates for mortgage loans. Historically low market rates can cause prepayments to increase as a result of refinancing activity. To the extent loans are prepaid sooner than estimated at the time servicing assets are originally recorded, it is possible that certain mortgage servicing rights assets may decrease in value. Generally, the fair value of our mortgage servicing rights will increase as market rates for mortgage loans rise and decrease if market rates fall.

Additional information about the Company's mortgage servicing rights is provided in Note 10 of the *Notes to Consolidated Financial Statements* in Item 8 below.

GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2012, we had goodwill and other intangible assets of $685.3 million, as compared to $677.2 million at December 31, 2011. The goodwill recorded in connection with acquisitions represents the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill increased in 2012 over 2011 as a result of the Circle Bancorp acquisition.

At December 31, 2012, we had recorded goodwill of $668.2 million, as compared to $656.1 million at December 31, 2011. Goodwill and other intangible assets with indefinite lives are not amortized but instead are periodically tested for impairment. Management evaluates intangible assets with indefinite lives on an annual basis as of December 31. Additionally, we perform impairment evaluations on an interim basis when events or circumstances indicate impairment potentially exists. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; adverse action or assessment by a regulator; and unanticipated competition.

Under recently issued guidance, the Company has the option to perform a qualitative assessment before completing the goodwill impairment test two-step process. The first step compares the fair value of a reporting unit to its carrying value. If the reporting unit's fair value is less than its carrying value, the Company would be required to proceed to the second step. In the second step the Company calculates the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The estimated fair value of the Company is allocated to all of the Company's assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the reporting unit is the price paid to acquire it. The allocation process is performed only for purposes of determining the amount of goodwill impairment. No assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process. Any excess of the estimated purchase price over the fair value of the reporting unit's net assets represents the implied fair value of goodwill. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss would be recognized as a charge to earnings in an amount equal to that excess. The Company performs the first step on an annual basis and in between if certain events or circumstances indicate goodwill may be impaired.

The Company conducted its annual evaluation of goodwill for impairment as of December 31, 2012 for both the Community Banking and Wealth Management segments. In the first step of the goodwill impairment test, the Company determined for both segments that the fair value of the reporting unit exceeded its carrying value. No goodwill impairment losses have been recognized in the periods presented.

At December 31, 2012, we had other intangible assets of $17.1 million, as compared to $21.1 million at December 31, 2011. As part of a business acquisition, a portion of the purchase price is allocated to the other value of intangible assets such as core deposits, which includes all deposits except certificates of deposit. The value of these other intangible assets were determined by a third party based on an analysis of the cost differential between the core deposits and alternative funding sources for the core deposit intangible. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and are also reviewed for impairment. We amortize other intangible assets on an accelerated or straight-line basis over an estimated ten to fifteen year life. Other intangible assets decreased in 2012 over 2011 as a result of intangible asset amortization, offset by recognition of intangible assets associated with of the Circle Bancorp acquisition. No impairment losses separate from the scheduled amortization have been recognized in the periods presented.

Additional information regarding our accounting for goodwill and other intangible assets is included in Notes 1, 2 and 9 of the *Notes to Consolidated Financial Statements* in Item 8 below.

DEPOSITS

Total deposits were $9.4 billion at December 31, 2012, an increase of $142.6 million, or 1.5%, as compared to year-end 2011. Of the total change in deposit balances during the current year, there were $250.4 million deposits acquired with the Circle Bank acquisition. Excluding acquired deposits, deposits declined $107.8 million due to the run-off of higher priced time deposits and decrease in public funds, which management attributes to the ability to reduce our cost of deposits while maintaining our overall deposit base and grow certain lines of business to ongoing business development and marketing efforts in our service markets. Additional information regarding interest bearing deposits is included in Note 14 of the *Notes to Consolidated Financial Statements* in Item 8 below.

The following table presents the deposit balances by major category as of December 31, 2012 and December 31, 2011:

Deposits

As of December 31,

(dollars in thousands)

	December 31, 2012		December 31, 2011	
	Amount	Percentage	Amount	Percentage
Non-interest bearing	$2,278,914	24%	$1,913,121	21%
Interest bearing demand	1,215,002	13%	993,579	11%
Money market	3,407,047	37%	3,661,785	39%
Savings	475,325	5%	386,528	4%
Time, $100,000 or greater	1,429,153	15%	1,629,505	18%
Time, less than $100,000	573,834	6%	652,172	7%
Total	$9,379,275	100%	$9,236,690	100%

The following table presents the average amount of and average rate paid by major category as of December 31:

(dollars in thousands)

	2012		2011		2010	
	Average Deposits	Average Rate	Average Deposits	Average Rate	Average Deposits	Average Rate
Non-interest bearing	$2,034,035	—	$1,782,354	—	$1,529,165	—
Interest bearing demand	1,112,394	0.18%	903,721	0.34%	941,637	0.50%
Money market	3,447,806	0.21%	3,487,624	0.49%	2,932,136	0.90%
Savings	427,673	0.07%	373,746	0.10%	329,336	0.16%
Time	2,102,711	1.03%	2,754,533	1.27%	2,875,706	1.55%
Total	$9,124,619		$9,301,978		$8,607,980	

The following table presents the scheduled maturities of time deposits of $100,000 and greater as of December 31, 2012:

Maturities of Time Deposits of $100,000 and Greater

(in thousands)

	Amount
Three months or less	$ 336,783
Over three months through six months	205,786
Over six months through twelve months	438,500
Over twelve months	448,084
Time, $100,000 and over	$1,429,153

The Company has an agreement with Promontory Interfinancial Network LLC ("Promontory") that makes it possible to provide FDIC deposit insurance to balances in excess of current deposit insurance limits. Promontory's Certificate of Deposit Account Registry Service ("CDARS") uses a deposit-matching program to exchange Bank deposits in excess of the current deposit insurance limits for excess balances at other participating banks, on a dollar-for-dollar basis, that would be fully insured at the Bank. This product is designed to enhance our ability to attract and retain customers and increase deposits, by providing additional FDIC coverage to customers. CDARS deposits can be reciprocal or one-way. All of the Bank's CDARS deposits are reciprocal. At December 31, 2012 and December 31, 2011, the Company's CDARS balances totaled $154.1 million and $274.6 million, respectively. Of these totals, at December 31, 2012 and December 31, 2011, $146.1 million and $258.3 million, respectively, represented time deposits equal to or greater than $100,000 but were fully insured under current deposit insurance limits.

The Dodd-Frank Act provided for unlimited deposit insurance for non-interest bearing transactions accounts, excluding NOW (interest bearing deposit accounts) and including all IOLTAs (lawyers' trust accounts), beginning December 31, 2010 for a period of two years. The program expired December 31, 2012. The Dodd-Frank Act permanently raises the current standard maximum federal deposit insurance amount from $100,000 to $250,000 per qualified account.

BORROWINGS

At December 31, 2012, the Bank had outstanding $137.1 million of securities sold under agreements to repurchase and no outstanding federal funds purchased balances. Additional information regarding securities sold under agreements to repurchase and federal funds purchased is provided in Notes 15 and 16 of *Notes to Consolidated Financial Statements* in Item 8 below.

The Bank had outstanding term debt of $253.6 million at December 31, 2012, primarily with the Federal Home Loan Bank ("FHLB"). Term debt outstanding as of December 31, 2012 decreased $2.1 million since December 31, 2011 as a result of accretion of purchase accounting adjustments. Management expects continued use of FHLB advances as a source of short and long-term funding. Advances from the FHLB amounted to $245.0 million of the total term debt and are secured by investment securities and loans secured by real estate. The FHLB advances have fixed contractual interest rates ranging from 4.46% to 4.72% and mature in 2016 and 2017. Additional information regarding term debt is provided in Note 17 of *Notes to Consolidated Financial Statements* in Item 8 below.

JUNIOR SUBORDINATED DEBENTURES

We had junior subordinated debentures with carrying values of $196.1 million and $185.4 million at December 31, 2012 and December 31, 2011, respectively. The increase in junior subordinated debentures from 2012 to 2011 is due to $8.8 million assumed in the acquisition of Circle Bancorp and an increase in fair value of $2.2 million for those carried at fair value.

At December 31, 2012, approximately $228.4 million, or 96% of the total issued amount, had interest rates that are adjustable on a quarterly basis based on a spread over three month LIBOR. Interest expense for junior subordinated debentures increased slightly in 2012 as compared to 2011 and 2010, primarily resulting from increases in three month LIBOR. Although increases in three month LIBOR will increase the interest expense for junior subordinated debentures, we believe that other attributes of our balance sheet will serve to mitigate the impact to net interest income on a consolidated basis.

On January 1, 2007, the Company elected the fair value measurement option for certain pre-existing junior subordinated debentures of $97.9 million (the Umpqua Statutory Trusts). The remaining junior subordinated debentures as of the adoption date were acquired through business combinations and were measured at fair value at the time of acquisition. In 2007, the Company issued two series of trust preferred securities and elected to measure each instrument at fair value. Accounting for junior subordinated debentures originally issued by the Company at fair value enables us to more closely align our financial performance with the economic value of those liabilities. Additionally, we believe it improves our ability to manage the market and interest rate risks associated with the junior subordinated debentures. The junior subordinated debentures measured at fair value and amortized cost have been presented as separate line items on the balance sheet. The ending carrying (fair) value of the junior subordinated debentures measured at fair value represents the estimated amount that would be paid to transfer these liabilities in an orderly transaction amongst market participants under current market conditions as of the measurement date.

The significant inputs utilized in the estimation of fair value of these instruments are the credit risk adjusted spread and three month LIBOR. The credit risk adjusted spread represents the nonperformance risk of the liability, contemplating the inherent risk of the obligation. Generally, an increase in the credit risk adjusted spread and/or a decrease in the three month LIBOR will result in positive fair value adjustments. Conversely, a decrease in the credit risk adjusted spread and/or an increase in the three month LIBOR will result in negative fair value adjustments.

Through the first quarter of 2010 we obtained valuations from a third-party pricing service to assist with the estimation and determination of fair value of these liabilities. In these valuations, the credit risk adjusted interest spread for potential new issuances through the primary market and implied spreads of these instruments when traded as assets on the secondary market, were estimated to be significantly higher than the contractual spread of our junior subordinated debentures measured at fair value. The difference between these spreads has resulted in the cumulative gain in fair value, reducing the carrying value of these instruments as reported on our *Consolidated Balance Sheets.* In July 2010, the Dodd-Frank Act was signed into law which, among other things, limits the ability of certain bank holding companies to treat trust preferred security debt issuances as Tier 1 capital. This law may require many banks to raise new Tier 1 capital and is expected to effectively close the trust-preferred securities markets from offering new issuances in the future. As a result of this legislation, our third-party pricing service noted that they were no longer able to provide reliable fair value estimates related to these liabilities given the absence of observable or comparable transactions in the market place in recent history or as anticipated into the future.

Due to inactivity in the junior subordinated debenture market and the inability to obtain observable quotes of our, or similar, junior subordinated debenture liabilities or the related trust preferred securities when traded as assets, we utilize an income approach valuation technique to determine the fair value of these liabilities using our estimation of market discount rate assumptions. The Company monitors activity in the trust preferred and related markets, to the extent available, changes related to the current and anticipated future interest rate environment, and considers our entity-specific creditworthiness, to validate the reasonableness of the credit risk adjusted spread and effective yield utilized in our discounted cash flow model. Regarding the activity in and condition of the junior subordinated debt market, we noted no observable changes in the current period as it relates to companies comparable to our size and condition, in either the primary or secondary markets. Relating to the interest rate environment, we considered the change in slope and shape of the forward LIBOR swap curve in the current period, the effects of which did not result in a significant change in the fair value of these liabilities.

The Company's specific credit risk is implicit in the credit risk adjusted spread used to determine the fair value of our junior subordinated debentures. As our Company is not specifically rated by any credit agency, it is difficult to specifically attribute changes in our estimate of the applicable credit risk adjusted spread to specific changes in our own creditworthiness versus changes in the market's required return from similar companies. As a result, these considerations must be largely based off of qualitative considerations as we do not have a credit rating and we do not regularly issue senior or subordinated debt that would provide us an independent measure of the changes in how the market quantifies our perceived default risk.

On a quarterly basis we assess entity-specific qualitative considerations that if not mitigated or represents a material change from the prior reporting period may result in a change to the perceived creditworthiness and ultimately the estimated credit risk adjusted spread utilized to value these liabilities. Entity-specific considerations that positively impact our creditworthiness include: our strong capital position resulting from our successful public stock offerings in 2009 and 2010, that offers us flexibility to pursue business opportunities such as mergers and acquisitions, or expand our footprint and product offerings; having significant levels of on and off-balance sheet liquidity; being profitable; and, having an experienced management team. However, these positive considerations are mitigated by significant risks and uncertainties that impact our creditworthiness and ability to maintain capital adequacy in the future. Specific risks and concerns include: given our concentration of loans secured by real estate in our loan portfolio, a continued and sustained deterioration of the real estate market may result in declines in the value of the underlying collateral and increased delinquencies that could result in an increased of charge-offs; despite recent improvement, our credit quality metrics remain negatively elevated since 2007 relative to historical standards; the continuation of current economic downturn that has been particularly severe in our primary markets could adversely affect our business; recent increased regulation facing our industry, such as the ESAA, ARRA and the Dodd-Frank Act, will increase the cost of compliance and restrict our ability to conduct business consistent with historical practices, and could negatively impact profitability; we have a significant amount of goodwill and other intangible assets that dilute our available tangible common equity; and the carrying value of certain material, recently recorded assets on our balance sheet, such as the FDIC loss-sharing indemnification asset, are highly reliant on management estimates, such as the timing or amount of losses that are estimated to be covered, and the assumed continued compliance with the provisions of the loss-share agreement. To the extent assumptions ultimately prove incorrect or should we consciously forego or unknowingly violate the guidelines of the agreement, an impairment of the asset may result which would reduce capital.

Additionally, the Company periodically utilizes an external valuation firm to determine or validate the reasonableness of the assessments of inputs and factors that ultimately determines the estimate fair value of these liabilities. The extent we involve or engage these external third parties correlates to management's assessment of the current subordinate debt market, how the current environment and market compares to the preceding quarter, and perceived changes in the Company's own creditworthiness during the quarter. In periods of potential significant valuation changes and at year-end reporting periods we typically engage third parties to perform a full independent valuation of these liabilities. For periods where management has assessed the market and other factors impacting the underlying valuation assumptions of these liabilities, and has determined significant changes to the valuation of these liabilities in the current period are remote, the scope of the valuation specialist's review is limited to a review the reasonableness of Management's assessment of inputs. In the fourth quarter of 2012, the Company engaged an external valuation firm to prepare an independent valuation of our junior subordinated debentures measured at fair value and the results were consistent with the Company's valuation.

Absent changes to the significant inputs utilized in the discounted cash flow model used to measure the fair value of these instruments at each reporting period, the cumulative discount for each junior subordinated debenture will reverse over time, ultimately returning the carrying values of these instruments to their notional values at their expected redemption dates, in a manner similar to the effective yield method as if these instruments were accounted for under the amortized cost method. For the year ended December 31, 2012, 2011, and 2010, we recorded a loss of $2.2 million, a loss of $2.2 million, and a gain of $5.0 million, respectively, resulting from the change in fair value of the junior subordinated debentures recorded at fair value. Observable activity in the junior subordinated debenture and related markets in future periods may change the effective rate used to discount these liabilities, and could result in additional fair value adjustments (gains or losses on junior subordinated debentures measured at fair value) outside the expected periodic change in fair value had the fair value assumptions remained unchanged.

As noted above, the Dodd-Frank Act limits the ability of certain bank holding companies to treat trust preferred security debt issuances as Tier 1 capital. As the Company had less than $15 billion in assets at December 31, 2009, under the Dodd-Frank Act, the Company will be able to continue to include its existing trust preferred securities, less the common stock of the Trusts, in Tier 1 capital. However, under a recently issued notice of proposed rulemaking by federal banking regulators to revise the regulatory capital rules to incorporate certain revisions by the Basel Committee on Banking Supervision to the Basel capital framework (Basel III), the trust preferred security debt issuances would be phased out of Tier 1 capital into Tier 2 capital over a 10 year period. If the proposed rulemaking becomes effective, it is possible the Company may accelerate redemption of the existing junior subordinated debentures. This could result in adjustments to the fair value of these instruments including the acceleration of losses on junior subordinated debentures carried at fair value within non-interest income. At December 31, 2012, the Company's restricted core capital elements were 18.2% of total core capital, net of goodwill and any associated deferred tax liability.

The contractual interest expense on junior subordinated debentures continues to be recorded on an accrual basis and is reported in interest expense. The junior subordinated debentures recorded at fair value of $85.1 million had contractual unpaid principal amounts of $134.0 million outstanding as of December 31, 2012. The junior subordinated debentures recorded at fair value of $82.9 million had contractual unpaid principal amounts of $134.0 million outstanding as of December 31, 2011.

Additional information regarding junior subordinated debentures measured at fair value is included in Note 24 of the *Notes to Consolidated Financial Statements* in Item 8 below.

All of the debentures issued to the Trusts, less the common stock of the Trusts, qualified as Tier 1 capital as of December 31, 2012, under guidance issued by the Board of Governors of the Federal Reserve System. Additional information regarding the terms of the junior subordinated debentures, including maturity/redemption dates, interest rates and the fair value election, is included in Note 9 of the *Notes to Consolidated Financial Statements.*

LIQUIDITY AND CASH FLOW

The principal objective of our liquidity management program is to maintain the Bank's ability to meet the day-to-day cash flow requirements of our customers who either wish to withdraw funds or to draw upon credit facilities to meet their cash needs.

We monitor the sources and uses of funds on a daily basis to maintain an acceptable liquidity position. One source of funds includes public deposits. Individual state laws require banks to collateralize public deposits, typically as a percentage of their public deposit balance in excess of FDIC insurance. Public deposits represent 10.6% and 10.9% of total deposits at

December 31, 2012 and at December 31, 2011, respectively. The amount of collateral required varies by state and may also vary by institution within each state, depending on the individual state's risk assessment of depository institutions. Changes in the pledging requirements for uninsured public deposits may require pledging additional collateral to secure these deposits, drawing on other sources of funds to finance the purchase of assets that would be available to be pledged to satisfy a pledging requirement, or could lead to the withdrawal of certain public deposits from the Bank. In addition to liquidity from core deposits and the repayments and maturities of loans and investment securities, the Bank can utilize established uncommitted federal funds lines of credit, sell securities under agreements to repurchase, borrow on a secured basis from the FHLB or issue brokered certificates of deposit.

The Bank had available lines of credit with the FHLB totaling $1.9 billion at December 31, 2012 subject to certain collateral requirements, namely the amount of pledged loans and investment securities. The Bank had available lines of credit with the Federal Reserve totaling $425.2 million subject to certain collateral requirements, namely the amount of certain pledged loans. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $185.0 million at December 31, 2012. Availability of lines is subject to federal funds balances available for loan and continued borrower eligibility. These lines are intended to support short-term liquidity needs, and the agreements may restrict consecutive day usage.

The Company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the Company's revenues are obtained from dividends declared and paid by the Bank. There were $78.5 million of dividends paid by the Bank to the Company in 2012. There are statutory and regulatory provisions that could limit the ability of the Bank to pay dividends to the Company. We believe that such restrictions will not have an adverse impact on the ability of the Company to fund its quarterly cash dividend distributions to common shareholders and meet its ongoing cash obligations, which consist principally of debt service on the $238.8 million (issued amount) of outstanding junior subordinated debentures. As of December 31, 2012, the Company did not have any borrowing arrangements of its own.

As disclosed in the *Consolidated Statements of Cash Flows*, net cash provided by operating activities was $26.5 million during 2012. The difference between cash provided by operating activities and net income largely consisted of originations of loans held for sale of $2.0 billion offset by proceeds from the sale of loans held for sale of $1.9 billion.

Net cash of $121.5 million provided by investing activities consisted principally of proceeds from investment securities available for sale of $1.5 billion, net covered loan paydowns of $114.8 million, net proceeds from the FDIC indemnification asset of $29.5 million, proceeds from the sale of non-covered other real estate owned of $27.1 million, and proceeds from the sale of covered other real estate owned of $12.7 million, partially offset by $994.6 million of purchases of investment securities available for sale, net non-covered loan originations of $587.4 million and purchases of premises and equipment of $22.8 million.

Net cash of $203.0 million used by financing activities primarily consisted of $107.4 million decrease in deposits, net of increased deposit balances due to Circle Bancorp acquisition, $55.4 million repayment of Circle Bancorp term debt, $46.2 million of dividends paid on common stock, and $7.4 million of common stock repurchased, partially offset by $12.5 million increase in net securities sold under agreements to repurchase.

Although we expect the Bank's and the Company's liquidity positions to remain satisfactory during 2012, it is possible that our deposit growth for 2012 may not be maintained at previous levels due to pricing pressure or, in order to generate deposit growth, our pricing may need to be adjusted in a manner that results in increased interest expense on deposits.

OFF-BALANCE-SHEET ARRANGEMENTS

Information regarding Off-Balance-Sheet Arrangements is included in Note 20 and 21 of the Notes to Consolidated Financial Statements in Item 8 below.

The following table presents a summary of significant contractual obligations extending beyond one year as of December 31, 2012 and maturing as indicated:

Future Contractual Obligations
As of December 31, 2012:
(in thousands)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Deposits(1)	$ 8,773,616	$ 373,960	$ 227,957	$ 2,857	$ 9,378,390
Term debt	—	—	245,016	527	245,543
Junior subordinated debentures(2)	—	—	—	238,825	238,825
Operating leases	16,770	29,216	18,932	24,141	89,059
Other long-term liabilities(3)	1,815	3,789	4,869	31,071	41,544
Total contractual obligations	$ 8,792,201	$ 406,965	$ 496,774	$ 297,421	$ 9,993,361

(1) Deposits with indeterminate maturities, such as demand, savings and money market accounts, are reflected as obligations due in less than one year.
(2) Represents the issued amount of all junior subordinated debentures.
(3) Includes maximum payments related to employee benefit plans, assuming all future vesting conditions are met. Additional information about employee benefit plans is provided in Note 19 of the *Notes to Consolidated Financial Statements* in Item 8 below.

The table above does not include interest payments or purchase accounting adjustments related to deposits, term debt or junior subordinated debentures.

As of December 31, 2012, the Company has a liability for unrecognized tax benefits relating to California tax incentives and temporary differences in the amount of $766,000, which includes accrued interest of $168,000. As the Company is not able to estimate the period in which this liability will be paid in the future, this amount is not included in the future contractual obligations table above.

CONCENTRATIONS OF CREDIT RISK

Information regarding Concentrations of Credit Risk is included in Note 3, 5, and 20 of the *Notes to Consolidated Financial Statements* in Item 8 below.

CAPITAL RESOURCES

Shareholders' equity at December 31, 2012 was $1.7 billion, an increase of $51.6 million from December 31, 2011. The increase in shareholders' equity during the year ended December 31, 2012 was principally due to net income of $101.9 million, offset by common stock dividends declared of $38.3 million and stock repurchased of $7.4 million.

The Federal Reserve Board has in place guidelines for risk-based capital requirements applicable to U.S. banks and bank/financial holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulation, associated with various categories of assets, both on and off-balance sheet. Under the guidelines, capital strength is measured in two tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital. Our consolidated Tier I capital, which consists of shareholders' equity and qualifying trust-preferred securities, less other comprehensive income, goodwill, other intangible assets, disallowed servicing assets and disallowed deferred tax assets, totaled $1.3 billion at December 31, 2012. Tier II capital components include all, or a portion of, the allowance for loan and lease losses and the portion of trust preferred securities in excess of Tier I statutory limits. The total of Tier I capital plus Tier II capital components is referred to as Total Risk-Based

Capital, and was $1.4 billion at December 31, 2012. The percentage ratios, as calculated under the guidelines, were 15.27% and 16.52% for Tier I and Total Risk-Based Capital, respectively, at December 31, 2012. The Tier 1 and Total Risk-Based Capital ratios at December 31, 2011 were 15.91% and 17.16%, respectively.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period-end shareholders' equity and qualifying trust preferred securities, less other comprehensive income, goodwill and deposit-based intangibles, divided by average assets as adjusted for goodwill and other intangible assets. Although a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs, the Federal Reserve Board may require a financial holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and financial holding companies. Our consolidated leverage ratios at December 31, 2012 and 2011 were 11.44% and 10.91%, respectively. As of December 31, 2012, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

During the year ended December 31, 2012, the Company made no contributions to the Bank. At December 31, 2012, all three of the capital ratios of the Bank exceeded the minimum ratios required by federal regulation. Management monitors these ratios on a regular basis to ensure that the Bank remains within regulatory guidelines. Further information regarding the actual and required capital ratios is provided in Note 23 of the *Notes to Consolidated Financial Statements* in Item 8 below.

During 2012, Umpqua's Board of Directors approved a quarterly cash dividend of $0.07 per common share for the first quarter and $0.09 per common share for the second, third and fourth quarters. These dividends were made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. We expect that the dividend rate will be reassessed on a quarterly basis by the Board of Directors in accordance with the dividend policy. The payment of cash dividends is subject to regulatory limitations as described under the *Supervision and Regulation* section of Part I of this report.

There is no assurance that future cash dividends on common shares will be declared or increased. The following table presents cash dividends declared and dividend payout ratios (dividends declared per common share divided by basic earnings per common share) for the years ended December 31, 2012, 2011and 2010:

Cash Dividends and Payout Ratios per Common Share

	2012	2011	2010
Dividend declared per common share	$0.34	$0.24	$ 0.20
Dividend payout ratio	38%	37%	133%

The Company's share repurchase plan, which was first approved by the Board and announced in August 2003, was amended on September 29, 2011 to increase the number of common shares available for repurchase under the plan to 15 million shares. The repurchase program will run through June 2013. As of December 31, 2012, a total of 12.1 million shares remained available for repurchase. The Company repurchased 512,280 shares under the repurchase plan in 2012. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, and our capital plan. In addition, our stock plans provide that option and award holders may pay for the exercise price and tax withholdings in part or whole by tendering previously held shares.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk arises primarily from credit risk and interest rate risk inherent in our investment, lending and financing activities. To manage our credit risk, we rely on various controls, including our underwriting standards and loan policies, internal loan monitoring and periodic credit reviews as well as our allowance of loan and lease losses ("ALLL") methodology, all of which are administered by the Bank's Credit Quality Group or ALLL Committee. Additionally, the Bank's Loan and Investment Committee provides board oversight over the Company's loan and investment portfolio risk management functions, and the Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology.

Interest rate risk is the potential for loss resulting from adverse changes in the level of interest rates on the Company's net interest income. The absolute level and volatility of interest rates can have a significant impact on our profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates to achieve our overall financial objectives. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges. Net interest income and the fair value of financial instruments are greatly influenced by changes in the level of interest rates. We manage exposure to fluctuations in interest rates through policies that are established by the Asset/Liability Management Committee ("ALCO"). The ALCO meets monthly and has responsibility for developing asset/liability management policy, formulating and implementing strategies to improve balance sheet positioning and earnings and reviewing interest rate sensitivity. The Board of Directors' Loan and Investment Committee provides oversight of the asset/liability management process, reviews the results of the interest rate risk analyses prepared for the ALCO and approves the asset/liability policy on an annual basis.

We measure our interest rate risk position on at least a quarterly basis using three methods: (i) gap analysis, (ii) net interest income simulation; and (iii) economic value of equity (fair value of financial instruments) modeling. The results of these analyses are reviewed by ALCO and the Loan and Investment Committee quarterly. If hypothetical changes to interest rates cause changes to our simulated net interest income simulation or economic value of equity modeling outside of our pre-established internal limits, we may adjust our asset and liability size or mix in our effort to bring our interest rate risk exposure within our established limits.

Gap Analysis

A gap analysis provides information about the volume and repricing characteristics and relationship between the amounts of interest-sensitive assets and interest-bearing liabilities at a particular point in time. An effective interest rate strategy attempts to match the volume of interest sensitive assets and interest bearing liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities at a point in time that are subject to repricing at various time horizons: immediate to three months, four to twelve months, one to five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. The main focus of this interest rate management tool is the gap sensitivity identified as the cumulative one year gap. The table below sets forth interest sensitivity gaps for these different intervals as of December 31, 2012.

Interest Sensitivity Gap
(in thousands)

	By Repricing Interval					
	0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Non-Rate-Sensitive	Total
ASSETS						
Interest bearing deposits	$ 315,053	$ —	$ —	$ —	$ —	$ 315,053
Temporary Investments	5,202	—	—	—	—	5,202
Trading account assets	3,747	—	—	—	—	3,747
Securities held to maturity	4,456	497	534	3,465	(4,411)	4,541
Securities available for sale	252,007	621,789	1,245,885	371,062	134,486	2,625,229
Loans held for sale	6,211	22,997	98,400	175,153	17,371	320,132
Non-covered loans and leases	2,763,991	1,484,308	2,257,733	124,588	50,460	6,681,080
Covered loans and leases	141,492	198,509	150,560	3,733	(17,216)	477,078
Non-interest earning assets	—	—	—	—	1,363,381	1,363,381
Total assets	3,492,159	2,328,100	3,753,112	678,001	1,544,071	$11,795,443
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest bearing demand deposits	1,215,002	—	—	—	—	1,215,002
Savings and money market deposits	3,407,047	—	—	—	—	3,407,047
Time deposits	453,284	944,967	601,878	2,858	—	2,002,987
Securities sold under agreements to repurchase	137,075	—	—	—	—	137,075
Term debt	9	26	245,156	351	8,063	253,605
Junior subordinated debentures, at fair value	134,024				(48,943)	85,081
Junior subordinated debentures, at amortized cost	94,336	—	—	10,465	6,184	110,985
Non-interest bearing liabilities and shareholders' equity	—	—	—	—	4,583,661	4,583,661
Total liabilities and shareholders' equity	5,440,777	944,993	847,034	13,674	4,548,965	$11,795,443
Interest rate sensitivity gap	(1,948,618)	1,383,107	2,906,078	664,327	(3,004,894)	—
Cumulative interest rate sensitivity gap	$(1,948,618)	$ (565,511)	$2,340,567	$3,004,894	$ —	
Cumulative gap as a % of earning assets	-19%	-5%	22%	29%		

The gap table has inherent limitations and actual results may vary significantly from the results suggested by the gap table. The gap table is unable to incorporate certain balance sheet characteristics or factors. The gap table assumes a static balance sheet and looks at the repricing of existing assets and liabilities without consideration of new loans and deposits that reflect a more current interest rate environment. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread betwee· an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the prime rate are different from those of short-term funding sources such as certificates of deposit. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin.

For example, unlike the net interest income simulation, the interest rate risk profile of certain deposit products and floating rate loans that have reached their floors cannot be captured effectively in a gap table. Although the table shows the amount of certain assets and liabilities scheduled to reprice in a given time frame, it does not reflect when or to what extent such repricings may actually occur. For example, interest-bearing checking, money market and savings deposits are shown to reprice in the first three months, but we may choose to reprice these deposits more slowly and incorporate only a portion of the movement in market rates based on market conditions at that time. Alternatively, a loan which has reached its floor may not reprice even though market interest rates change causing such loan to act like a fixed rate loan regardless of its scheduled repricing date. The gap table as presented cannot factor in the flexibility we believe we have in repricing deposits or the floors on our loans.

Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our exposure to changes in interest rates. We believe the estimated effect of a change in interest rates is better reflected in our net interest income and market value of equity simulations.

Net Interest Income Simulation

Interest rate sensitivity is a function of the repricing characteristics of our interest earnings assets and interest bearing liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates.

Management utilizes an interest rate simulation model to estimate the sensitivity of net interest income to changes in market interest rates. This model is an interest rate risk management tool and the results are not necessarily an indication of our future net interest income. This model has inherent limitations and these results are based on a given set of rate changes and assumptions at one point in time. These estimates are based upon a number of assumptions for each scenario, including changes in the size or mix of the balance sheet, new volume rates for new balances, the rate of prepayments, and the correlation of pricing to changes in the interest rate environment. For example, for interest bearing deposit balances we may choose to reprice these balances more slowly and incorporate only a portion of the movement in market rates based on market conditions at that time. Additionally, our primary analysis assumes a static balance sheet, both in terms of the total size and mix of our balance sheet, meaning cash flows from the maturity or repricing of assets and liabilities are redeployed in the same instrument at modeled rates.

Changes that could vary significantly from our assumptions include loan and deposit growth or contraction, changes in the mix of our earning assets or funding sources, the performance of covered loans accounted for under the expected cash flow method, and future asset/liability management decisions, all of which may have significant effects on our net interest income. Also, some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. In addition, the simulation model does not take into account any future actions management could undertake to mitigate the impact of interest rate changes or the impact a change in interest rates may have on our credit risk profile, loan prepayment estimates and spread relationships, which can change regularly. Actions we could undertake include, but are not limited to, growing or contracting the balance sheet, changing the composition of the balance sheet, or changing our pricing strategies for loans or deposits.

The estimated impact on our net interest income over a time horizon of one year as of December 31, 2012 is indicated in the table below. For the scenarios shown, the interest rate simulation assumes a parallel and sustained shift in market interest rates ratably over a twelve-month period and no change in the composition or size of the balance sheet. For example, the "up 200 basis points" scenario is based on a theoretical increase in market rates of 16.7 basis points per month for twelve months applied to the balance sheet of December 31 for each respective year.

Interest Rate Simulation Impact on Net Interest Income

As of December 31,
(dollars in thousands)

	2012		2011		2010	
	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change
Up 300 basis points	$ 10,665	3.0%	$ 6,383	1.6%	$ 7,495	2.0%
Up 200 basis points	$ 11,116	3.1%	$ 5,031	1.3%	$ 9,115	2.4%
Up 100 basis points	$ 7,545	2.1%	$ 2,021	0.5%	$ 6,464	1.7%
Down 100 basis points	$(11,500)	-3.2%	$ (6,153)	-1.5%	$(12,478)	-3.3%
Down 200 basis points	$(20,273)	-5.6%	$(15,460)	-3.9%	$(21,512)	-5.7%
Down 300 basis points	$(28,521)	-7.9%	$(24,236)	-6.1%	$(30,172)	-8.0%

Asset sensitivity indicates that in a rising interest rate environment a Company's net interest margin would increase and in decreasing interest rate environment a Company's net interest margin would decrease. Liability sensitivity indicates that in a rising interest rate environment a Company's net interest margin would decrease and in a decreasing interest rate environment a Company's net interest margin would increase. For all years presented, we were "asset-sensitive" in both increased and decreased market interest rate scenarios. The relative level of asset sensitivity as of December 31, 2012 has increased for all scenarios compared to December 31, 2011, and has marginally increased for most periods compared to December 31, 2010.

In general, we view the net interest income model results as more relevant to the Company's current operating profile (a going concern), and we primarily manage our balance sheet based on this information.

Economic Value of Equity

Another interest rate sensitivity measure we utilize is the quantification of market value changes for all financial assets and liabilities, given an increase or decrease in market interest rates. This approach provides a longer-term view of interest rate risk, capturing all future expected cash flows. Assets and liabilities with option characteristics are measured based on different interest rate path valuations using statistical rate simulation techniques. The projections are by their nature forward-looking and therefore inherently uncertain, and include various assumptions regarding cash flows and discount rates.

The table below illustrates the effects of various instantaneous market interest rate changes on the fair values of financial assets and liabilities (excluding mortgage servicing rights) as compared to the corresponding carrying values and fair values:

Interest Rate Simulation Impact on Fair Value of Financial Assets and Liabilities

As of December 31,
(dollars in thousands)

	2012		2011	
	Increase in Estimated Fair Value of Equity	Percentage Change	Increase (Decrease) in Estimated Fair Value of Equity	Percentage Change
Up 300 basis points	$ 30,222	1.7%	$(115,995)	-6.0%
Up 200 basis points	$ 67,259	3.7%	$ (48,051)	-2.5%
Up 100 basis points	$ 66,930	3.7%	$ (14,229)	-0.7%
Down 100 basis points	$ 13,471	0.7%	$ (17,857)	0.0%
Down 200 basis points	$ 64,763	3.6%	$ 24,283	1.3%
Down 300 basis points	$101,963	5.6%	$ 160,635	8.3%

As of December 31, 2012, our economic value of equity model indicates an asset sensitive profile in increasing interest rate environments and a liability sensitive profile, in decreasing interest rate environments. This suggests a sudden or sustained increase in increasing or decreasing interest rate scenarios would result in an increase in our estimated market value of equity. Consistent with the results in the interest rate simulation impact on net interest income, our overall sensitivity to market interest rate changes as of December 31, 2012 has increased compared to December 31, 2011. As of December 31, 2012, our estimated economic value of equity (fair value of financial assets and liabilities) exceeded our book value of equity. This result is primarily based on the value placed on the Company's significant amount of noninterest bearing and low interest bearing deposits and fixed rates or floors characteristics included in the Company's loan portfolio. While noninterest bearing deposits do not impact the net interest income simulation, the value of these deposits has a significant impact on the economic value of equity model, particularly when market rates are assumed to rise.

IMPACT OF INFLATION AND CHANGING PRICES

A financial institution's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investment in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain appropriate capital ratios. We believe that the impact of inflation on financial results depends on management's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. We have an asset/liability management program which attempts to manage interest rate sensitivity. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

Our financial statements included in Item 8 below have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to measure financial position and operating results principally in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on our results of operations is through increased operating costs, such as compensation, occupancy and business development expenses. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. Although interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including U.S. fiscal and monetary policy and general national and global economic conditions.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Umpqua Holdings Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Umpqua Holdings Corporation and Subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Umpqua Holdings Corporation and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with generally accepted accounting principles in the United States of America. Also in our opinion, Umpqua Holdings Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Moss Adams LLP

Portland, Oregon

February 15, 2013

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(in thousands, except shares)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and due from banks	$ 223,532	$ 152,265
Interest bearing deposits	315,053	445,954
Temporary investments	5,202	547
Total cash and cash equivalents	543,787	598,766
Investment securities		
Trading, at fair value	3,747	2,309
Available for sale, at fair value	2,625,229	3,168,578
Held to maturity, at amortized cost	4,541	4,714
Loans held for sale, at fair value	320,132	102,098
Non-covered loans and leases	6,681,080	5,888,098
Allowance for non-covered loan and lease losses	(85,391)	(92,968)
Net non-covered loans and leases	6,595,689	5,795,130
Covered loans and leases, net of allowance of $18,275 and $14,320	477,078	622,451
Restricted equity securities	33,443	32,581
Premises and equipment, net	162,667	152,366
Goodwill and other intangible assets, net	685,331	677,224
Mortgage servicing rights, at fair value	27,428	18,184
Non-covered other real estate owned	17,138	34,175
Covered other real estate owned	10,374	19,491
FDIC indemnification asset	52,798	91,089
Other assets	236,061	243,702
Total assets	$11,795,443	$11,562,858
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 2,278,914	$ 1,913,121
Interest bearing	7,100,361	7,323,569
Total deposits	9,379,275	9,236,690
Securities sold under agreements to repurchase	137,075	124,605
Term debt	253,605	255,676
Junior subordinated debentures, at fair value	85,081	82,905
Junior subordinated debentures, at amortized cost	110,985	102,544
Other liabilities	105,383	88,025
Total liabilities	10,071,404	9,890,445
COMMITMENTS AND CONTINGENCIES (NOTE 20)		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 200,000,000 shares authorized; issued and outstanding: 111,889,959 in 2012 and 112,164,891 in 2011	1,512,400	1,514,913
Retained earnings	187,293	123,726
Accumulated other comprehensive income	24,346	33,774
Total shareholders' equity	1,724,039	1,672,413
Total liabilities and shareholders' equity	$11,795,443	$11,562,858

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands, except per share amounts)

	2012	2011	2010
INTEREST INCOME			
Interest and fees on non-covered loans	$313,294	$319,702	$336,320
Interest and fees on covered loans	73,518	86,011	73,812
Interest and dividends on investment securities:			
Taxable	59,078	85,785	67,388
Exempt from federal income tax	9,184	8,653	8,839
Dividends	83	12	14
Interest on temporary investments and interest bearing deposits	928	1,590	2,223
Total interest income	456,085	501,753	488,596
INTEREST EXPENSE			
Interest on deposits	31,133	55,743	76,241
Interest on securities sold under agreement to repurchase and federal funds purchased	288	539	517
Interest on term debt	9,279	9,255	9,229
Interest on junior subordinated debentures	8,149	7,764	7,825
Total interest expense	48,849	73,301	93,812
Net interest income	407,236	428,452	394,784
PROVISION FOR NON-COVERED LOAN AND LEASE LOSSES	21,796	46,220	113,668
PROVISION FOR COVERED LOAN AND LEASE LOSSES	7,405	16,141	5,151
Net interest income after provision for loan and lease losses	378,035	366,091	275,965
NON-INTEREST INCOME			
Service charges on deposit accounts	28,299	33,096	34,874
Brokerage commissions and fees	12,967	12,787	11,661
Mortgage banking revenue, net	84,216	26,550	21,214
Gain on investment securities, net:			
Gain on sale of investment securities, net	4,023	7,735	2,326
Total other-than-temporary impairment losses	(51)	(190)	(93)
Portion of other-than-temporary impairment losses transferred from other comprehensive income	(104)	(169)	(321)
Total gain on investment securities, net	3,868	7,376	1,912
(Loss) gain on junior subordinated debentures carried at fair value	(2,203)	(2,197)	4,980
Bargain purchase gain on acquisition	—	—	6,437
Change in FDIC indemnification asset	(15,234)	(6,168)	(16,445)
Other income	24,916	12,674	11,271
Total non-interest income	136,829	84,118	75,904
NON-INTEREST EXPENSE			
Salaries and employee benefits	200,946	179,480	162,875
Net occupancy and equipment	55,081	51,284	45,940
Communications	11,573	11,214	10,464
Marketing	5,064	6,138	6,225
Services	25,823	24,170	22,576
Supplies	2,506	2,824	3,998
FDIC assessments	7,308	10,768	15,095
Net loss on non-covered other real estate owned	9,245	10,690	8,097
Net loss (gain) on covered other real estate owned	3,410	7,481	(2,172)
Intangible amortization	4,816	4,948	5,389
Merger related expenses	2,338	360	6,675
Other expenses	31,542	29,614	32,576
Total non-interest expense	359,652	338,971	317,738
Income before provision for income taxes	155,212	111,238	34,131
Provision for income taxes	53,321	36,742	5,805
Net income	$101,891	$ 74,496	$ 28,326

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands, except per share amounts)

	2012	2011	2010
Net income	$101,891	$ 74,496	$ 28,326
Preferred stock dividends	—	—	12,192
Dividends and undistributed earnings allocated to participating securities	682	356	67
Net earnings available to common shareholders	$101,209	$ 74,140	$ 16,067
Earnings per common share:			
Basic	$ 0.90	$ 0.65	$ 0.15
Diluted	$ 0.90	$ 0.65	$ 0.15
Weighted average number of common shares outstanding:			
Basic	111,935	114,220	107,922
Diluted	112,151	114,409	108,153

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands)

	2012	2011	2010
Net income	$101,891	$74,496	$28,326
Available for sale securities:			
Unrealized (losses) gains arising during the period	(12,004)	22,101	1,305
Reclassification adjustment for net gains realized in earnings (net of tax expense $1,609, $3,094, and $930 in 2012, 2011, and 2010, respectively)	(2,414)	(4,641)	(1,396)
Income tax benefit (expense) related to unrealized (losses) gains	4,802	(8,840)	(522)
Net change in unrealized gains	(9,616)	8,620	(613)
Held to maturity securities:			
Unrealized (losses) gain related to factors other than credit (net of tax benefit of $34 in 2011 and tax expense of $150 in 2010)	—	(52)	225
Reclassification adjustment for impairments realized in net income (net of tax benefit of $42, $108, and $137 in 2012, 2011, and 2010, respectively)	62	161	205
Accretion of unrealized losses related to factors other than credit to investment securities held to maturity (net of tax benefit of $84, $66, and $115 in 2012, 2011, and 2010, respectively)	126	100	173
Net change in unrealized losses related to factors other than credit	188	209	603
Other comprehensive (loss) income, net of tax	(9,428)	8,829	(10)
Comprehensive income	$ 92,463	$83,325	$28,316

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands, except shares)

	Preferred Stock	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT JANUARY 1, 2010	$ 204,335	86,785,588	$1,253,288	$ 83,939	$24,955	$1,566,517
Net income				28,326		28,326
Other comprehensive loss, net of tax					(10)	(10)
Comprehensive income						$ 28,316
Issuance of common stock		8,625,000	89,786			89,786
Stock-based compensation			3,505			3,505
Stock repurchased and retired		(22,541)	(284)			(284)
Issuances of common stock under stock plans and related net tax benefit		173,767	844			844
Redemption of preferred stock issued to U.S. Treasury	(214,181)					(214,181)
Issuance of preferred stock	198,289					198,289
Conversion of preferred stock to common stock	(198,289)	18,975,000	198,289			—
Amortization of discount on preferred stock	9,846			(9,846)		—
Dividends declared on preferred stock				(3,686)		(3,686)
Repurchase of warrants issued to U.S. Treasury			(4,500)			(4,500)
Cash dividends on common stock ($0.20 per share)				(22,032)		(22,032)
Balance at December 31, 2010	$ —	114,536,814	$1,540,928	$ 76,701	$24,945	$1,642,574
BALANCE AT JANUARY 1, 2011	$ —	114,536,814	$1,540,928	$ 76,701	$24,945	$1,642,574
Net income				74,496		74,496
Other comprehensive income, net of tax					8,829	8,829
Comprehensive income						$ 83,325
Stock-based compensation			3,785			3,785
Stock repurchased and retired		(2,557,056)	(29,754)			(29,754)
Issuances of common stock under stock plans and related net tax deficiencies		185,133	(46)			(46)
Cash dividends on common stock ($0.24 per share)				(27,471)		(27,471)
Balance at December 31, 2011	$ —	112,164,891	$1,514,913	$123,726	$33,774	$1,672,413
BALANCE AT JANUARY 1, 2012	$ —	112,164,891	$1,514,913	$123,726	$33,774	$1,672,413
Net income				101,891		101,891
Other comprehensive loss, net of tax					(9,428)	(9,428)
Comprehensive income						$ 92,463
Stock-based compensation			4,041			4,041
Stock repurchased and retired		(596,000)	(7,436)			(7,436)
Issuances of common stock under stock plans and related net tax benefit		321,068	882			882
Cash dividends on common stock ($0.34 per share)				(38,324)		(38,324)
Balance at December 31, 2012	$ —	111,889,959	$1,512,400	$187,293	$24,346	$1,724,039

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 101,891	$ 74,496	$ 28,326
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense	6,421	2,000	4,393
Amortization of investment premiums, net	45,082	36,086	20,464
Gain on sale of investment securities, net	(4,023)	(7,735)	(2,326)
Other-than-temporary impairment on investment securities held to maturity	155	359	414
Loss on sale of non-covered other real estate owned	2,349	1,743	4,023
Gain on sale of covered other real estate owned	(1,236)	(1,228)	(4,113)
Valuation adjustment on non-covered other real estate owned	6,896	8,947	4,074
Valuation adjustment on covered other real estate owned	4,646	8,709	1,941
Provision for non-covered loan and lease losses	21,796	46,220	113,668
Provision for covered loan and lease losses	7,405	16,141	5,151
Bargain purchase gain on acquisition	—	—	(6,437)
Proceeds from bank owned life insurance	1,870	818	14
Change in FDIC indemnification asset	15,234	6,168	16,445
Depreciation, amortization and accretion	16,040	13,151	9,199
Increase in mortgage servicing rights	(17,710)	(6,720)	(5,645)
Change in mortgage servicing rights carried at fair value	8,466	2,990	3,878
Change in junior subordinated debentures carried at fair value	2,175	2,217	(4,978)
Stock-based compensation	4,041	3,785	3,505
Net (increase) decrease in trading account assets	(1,438)	715	(751)
Gain on sale of loans	(91,945)	(26,838)	(18,794)
Change in loans held for sale carried at fair value	(13,965)	(3,435)	(247)
Origination of loans held for sale	(2,022,195)	(821,744)	(702,449)
Proceeds from sales of loans held for sale	1,910,071	828,952	678,990
Excess tax benefits from the exercise of stock options	(52)	(6)	(7)
Change in other assets and liabilities:			
Net decrease (increase) in other assets	2,256	(18,616)	46,997
Net increase in other liabilities	22,255	15,177	2,914
Net cash provided by operating activities	26,485	182,352	198,649
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(994,574)	(1,190,686)	(1,498,224)
Purchases of investment securities held to maturity	(931)	(1,573)	—
Proceeds from investment securities available for sale	1,481,600	927,276	408,670
Proceeds from investment securities held to maturity	1,304	1,637	1,675
Redemption of restricted equity securities	1,629	1,894	472
Net non-covered loan and lease (originations) paydowns	(587,396)	(327,032)	146,252
Net covered loan and lease paydowns	114,815	119,772	119,941
Proceeds from sales of non-covered loans	14,242	11,185	38,744
Proceeds from insurance settlement on loss of property	1,425	—	—
Proceeds from fee on termination of merger transaction	1,600	—	—
Proceeds from disposals of furniture and equipment	2,029	921	1,237
Purchases of premises and equipment	(22,817)	(33,974)	(47,559)
Net proceeds from FDIC indemnification asset	29,478	54,881	48,443
Proceeds from sales of non-covered other real estate owned	27,093	35,340	25,124
Proceeds from sales of covered other real estate owned	12,694	17,615	14,598
Proceeds from sale of acquired insurance portfolio	—	—	5,150
Cash acquired in merger, net of cash consideration paid	39,328	—	179,046
Net cash provided (used) by investing activities	121,519	(382,744)	(556,431)

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands)

	2012	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposit liabilities	$(107,445)	$(196,063)	$ 847,895
Net increase in securities sold under agreements to repurchase	12,470	50,846	28,579
Repayment of term debt	(55,404)	(4,993)	(165,789)
Proceeds from issuance of preferred stock	—	—	198,289
Redemption of preferred stock	—	—	(214,181)
Repurchase of warrants issued to U.S. Treasury	—	—	(4,500)
Net proceeds from issuance of common stock	—	—	89,786
Dividends paid on preferred stock	—	—	(3,686)
Dividends paid on common stock	(46,201)	(25,317)	(20,626)
Excess tax benefits from stock based compensation	52	6	7
Proceeds from stock options exercised	981	308	1,004
Retirement of common stock	(7,436)	(29,754)	(284)
Net cash (used) provided by financing activities	(202,983)	(204,967)	756,494
Net (decrease) increase in cash and cash equivalents	(54,979)	(405,359)	398,712
Cash and cash equivalents, beginning of year	598,766	1,004,125	605,413
Cash and cash equivalents, end of year	$ 543,787	$ 598,766	$1,004,125
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 52,198	$ 78,690	$ 99,556
Income taxes	$ 44,350	$ 47,608	$ 285
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized gains on investment securities available for sale, net of taxes	$ (9,616)	$ 8,620	$ (613)
Change in unrealized losses on investment securities held to maturity related to factors other than credit, net of taxes	$ 188	$ 209	$ 603
Cash dividend declared on common stock and payable after period-end	$ —	$ 7,890	$ 5,745
Transfer of non-covered loans to non-covered other real estate owned	$ 17,699	$ 47,414	$ 41,491
Transfer of covered loans to covered other real estate owned	$ 6,987	$ 15,271	$ 15,350
Transfer of covered loans to non-covered loans	$ 16,166	$ 12,263	$ —
Transfer from FDIC indemnification asset to due from FDIC and other	$ 23,057	$ 49,156	$ 84,660
Receivable from sales of noncovered other real estate owned and loans	$ —	$ 1,100	$ 45
Receivable from sales of covered other real estate owned	$ —	$ 547	$ —
Conversion of preferred stock to common stock	$ —	$ —	$ 198,289
Acquisitions:			
Assets acquired	$ 317,774	$ —	$1,512,048
Liabilities assumed	$ 317,774	$ —	$1,505,611

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Umpqua Holdings Corporation (the "Company") is a financial holding company headquartered in Portland, Oregon, that is engaged primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Company provides a wide range of banking, asset management, mortgage banking and other financial services to corporate, institutional and individual customers through its wholly-owned banking subsidiary Umpqua Bank (the "Bank"). The Company engages in the retail brokerage business through its wholly-owned subsidiary Umpqua Investments, Inc. ("Umpqua Investments"). The Company and its subsidiaries are subject to regulation by certain federal and state agencies and undergo periodic examination by these regulatory agencies.

Basis of Financial Statement Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses, the valuation of mortgage servicing rights, the fair value of junior subordinated debentures, the valuation of covered loans and the FDIC indemnification asset, and the valuation of goodwill and other intangible assets.

Consolidation—The accompanying consolidated financial statements include the accounts of the Company, the Bank and Umpqua Investments. All significant intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2012, the Company had 17 wholly-owned trusts ("Trusts") that were formed to issue trust preferred securities and related common securities of the Trusts. The Company has not consolidated the accounts of the Trusts in its consolidated financial statements in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB") ASC 810, Consolidation ("ASC 810"). As a result, the junior subordinated debentures issued by the Company to the Trusts are reflected on the Company's consolidated balance sheet as junior subordinated debentures.

Subsequent events—The Company has evaluated events and transactions subsequent to December 31, 2012 for potential recognition or disclosure.

Cash and Cash Equivalents—Cash and cash equivalents include cash and due from banks, and temporary investments which are federal funds sold and interest bearing balances due from other banks. Cash and cash equivalents generally have a maturity of 90 days or less at the time of purchase.

Trading Account Securities—Debt and equity securities held for resale are classified as trading account securities and reported at fair value. Realized and unrealized gains or losses are recorded in non-interest income.

Investment Securities—Debt securities are classified as *held to maturity* if the Company has both the intent and ability to hold those securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the effective interest method over their contractual lives.

Securities are classified as *available for sale* if the Company intends and has the ability to hold those securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized holding gains or losses are included in other comprehensive income as a separate component of shareholders' equity, net of tax. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Transfers of securities from available for sale to held to maturity are accounted for at fair value as of the date of the transfer. The difference between the fair value and the par value at the date of transfer is considered a premium or discount and is accounted for accordingly. Any unrealized gain or loss at the date of the transfer is reported in OCI, and is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of any premium or discount, and will offset or mitigate the effect on interest income of the amortization of the premium or discount for that held to maturity security.

Loans Held for Sale—The Company has elected to account for loans held for sale, which includes mortgage loans, at fair value in accordance with FASB ASC 825 *Financial Instruments.* Fair value is determined based on quoted secondary market prices for similar loans, including the implicit fair value of embedded servicing rights. The change in fair value of loans held for sale is primarily driven by changes in interest rates subsequent to loan funding and changes in the fair value of related servicing asset, resulting in revaluation adjustments to the recorded fair value. The inputs used in the fair value measurements are considered Level 2 inputs. The use of the fair value option allows the change in the fair value of loans to more effectively offset the change in the fair value of derivative instruments that are used as economic hedges to loans held for sale. Loan origination fees and direct origination costs are recognized immediately in accordance with the fair value option accounting requirements. Interest income on loans held for sale is included in interest income in the *Consolidated Statements of Income* and recognized when earned. Loans are placed on nonaccrual in a manner consistent with non-covered loans.

Acquired Loans—Purchased loans are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date. Acquired loans are evaluated upon acquisition and classified as either purchased impaired or purchased non-impaired. Purchased impaired loans reflect credit deterioration since origination such that it is probable at acquisition that the Company will be unable to collect all contractually required payments.

Purchased impaired loans are aggregated into pools based on individually evaluated common risk characteristics and aggregate expected cash flows were estimated for each pool. A pool is accounted for as a single asset with a single interest rate, cumulative loss rate and cash flow expectation. The Company aggregated the purchased impaired loans into different pools based on common risk characteristics such as risk rating, underlying collateral, type of interest rate (fixed or adjustable), types of amortization, and other similar factors. A loan will be removed from a pool of loans only if the loan is sold, foreclosed, or assets are received in full satisfaction of the loan, and will be removed from the pool at its carrying value. If an individual loan is removed from a pool of loans, the difference between its relative carrying amount and its cash, fair value of the collateral, or other assets received will be recognized in income immediately as interest income on loans and would not affect the effective yield used to recognize the accretable yield on the remaining pool. If, at acquisition, the loans are collateral dependent and acquired primarily for the rewards of ownership of the underlying collateral, or if cash flows expected to be collected cannot be reasonably estimated, accrual of income is inappropriate.

The cash flows expected to be received over the life of the pool were estimated by management. These cash flows were input into a FASB ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality* ("ASC 310-30") compliant loan accounting system which calculates the carrying values of the pools and underlying loans, book yields, effective interest income and impairment, if any, based on actual and projected events. Default rates, loss severity, and prepayment speeds assumptions will be periodically reassessed and updated within the accounting system to update our expectation of future cash flows. The excess of the cash flows expected to be collected over a pool's carrying value is considered to be the accretable yield and is recognized as interest income over the estimated life of the loan or pool using the effective yield method. The accretable yield may change due to changes in the timing and amounts of expected cash flows. Changes in the accretable yield are disclosed quarterly.

The excess of the undiscounted contractual balances due over the cash flows expected to be collected is considered to be the nonaccretable difference. The nonaccretable difference represents our estimate of the credit losses expected to occur and was considered in determining the fair value of the loans as of the acquisition date. Subsequent to the acquisition date, any increases in expected cash flows over those expected at purchase date in excess of fair value are adjusted through an increase to the accretable yield on a prospective basis. Any subsequent decreases in expected cash flows attributable to credit deterioration are recognized by recording a provision for loan losses.

The purchased impaired loans acquired are and will continue to be subject to the Company's internal and external credit review and monitoring. If credit deterioration is experienced subsequent to the initial acquisition fair value amount, such deterioration will be measured, and a provision for credit losses will be charged to earnings.

The purchased impaired loan portfolio also includes revolving lines of credit with funded and unfunded commitments. Balances outstanding at the time of acquisition are accounted for under ASC 310-30. Any additional advances on these loans subsequent to the acquisition date are not accounted for under ASC 310-30.

For purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the estimated life of the loans.

Based on the characteristics of loans acquired in a Federal Deposit Insurance Corporation ("FDIC") assisted transaction and the impact of associated loss-sharing arrangements, the Company determined that it was appropriate to apply the expected cash flows approach described above to all loans acquired in such transactions. Loans acquired in a FDIC-assisted acquisition that are subject to a loss-share agreement are referred to as "covered loans" and reported separately in our consolidated balance sheets. Covered loans are reported exclusive of the expected cash flow reimbursements expected from the FDIC.

Originated Loans—Loans are stated at the amount of unpaid principal, net of unearned income and any deferred fees or costs. All discounts and premiums are recognized over the estimated life of the loan as yield adjustments.

Loans are classified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement. The carrying value of impaired loans is based on the present value of expected future cash flows (discounted at each loan's effective interest rate) or, for collateral dependent loans, at fair value of the collateral, less selling costs. If the measurement of each impaired loans' value is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses. This can be accomplished by charging-off the impaired portion of the loan or establishing a specific component to be provided for in the allowance for loan and lease losses.

FDIC Indemnification Asset—The Company has elected to account for amounts receivable under the loss-share agreement as an indemnification asset in accordance with FASB ASC 805, *Business Combinations.* The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the present value and the undiscounted cash flows the Company expects to collect from the FDIC will be accreted into non-interest income over the life of the FDIC indemnification asset.

Subsequent to initial recognition, the FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of the covered portfolio. These adjustments are measured on the same basis as the related covered loans, at a pool level, and covered other real estate owned. Generally, any increases in cash flow of the covered assets over those previously expected will result in prospective increases in the loan pool yield and amortization of the FDIC indemnification asset. Any decreases in cash flow of the covered assets under those previously expected will trigger impairments on the underlying loan pools and will result in a corresponding gain of the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to non-interest income. The resulting carrying value of the indemnification asset represents the present value of amounts recoverable from the FDIC for future expected losses and the amounts due from the FDIC for claims related to covered losses.

Income Recognition on Non-Covered, Non-Accrual and Impaired Loans—Non-covered loans, including impaired non-covered loans, are classified as non-accrual if the collection of principal and interest is doubtful. Generally, this occurs when a non-covered loan is past due as to maturity or payment of principal or interest by 90 days or more, unless such non-covered loans are well-secured and in the process of collection. Generally, if a non-covered loan or portion thereof is partially charged-off, the non-covered loan is considered impaired and classified as non-accrual. Non-covered loans that are less than 90 days past due may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

When a non-covered loan is classified as non-accrual, all uncollected accrued interest is reversed to interest income and the accrual of interest income is terminated. Generally, any cash payments are applied as a reduction of principal outstanding. In cases where the future collectability of the principal balance in full is expected, interest income may be recognized on a cash basis. A non-covered loan may be restored to accrual status when the borrower's financial condition improves so that full collection of future contractual payments is considered likely. For those non-covered loans placed on non-accrual status due to payment delinquency, this will generally not occur until the borrower demonstrates repayment ability over a period of not less than six months.

Non-covered loans are reported as restructured when the Bank grants a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest, extending the maturity date or providing a lower interest rate than would be normally available for a transaction of similar risk. As a result of these concessions, restructured loans are impaired as the Bank will not collect all amounts due, both principal and interest, in accordance with the terms of the original loan agreement. Impairment reserves on non-collateral dependent restructured loans are measured by comparing the present value of expected future cash flows on the restructured loans discounted at the interest rate of the original loan agreement to the loan's carrying value. These impairment reserves are recognized as a specific component to be provided for in the allowance for loan and lease losses.

The decision to classify a non-covered loan as impaired is made by the Bank's Allowance for Loan and Lease Losses ("ALLL") Committee. The ALLL Committee meets regularly to review the status of all problem and potential problem loans. If the ALLL Committee concludes a loan is impaired but recovery of principal and interest is expected, an impaired loan may remain on accrual status.

Allowance for Loan and Lease Losses—The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality of the portfolio and the adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize this impairment reserve as a specific component to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses.

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 10% of the allowance, but may be maintained at higher levels during times of economic conditions characterized by falling real estate values. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

As adjustments become necessary, they are reported in earnings in the periods in which they become known as a change in the provision for loan and lease losses and a corresponding charge to the allowance. Loans, or portions thereof, deemed uncollectible are charged to the allowance. Provisions for losses, and recoveries on loans previously charged-off, are added to the allowance.

The adequacy of the ALLL is monitored on a regular basis and is based on management's evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of December 31, 2012. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses. The U.S. recession, the housing market downturn, and declining real estate values in our markets have negatively impacted aspects of our loan portfolio, and led in recent past years to an increase in non-performing loans, charge-offs, and the allowance for loan and lease losses. A renewed deterioration or prolonged delay in economic recovery in our markets may adversely affect our loan portfolio and may lead to additional charges to the provision for loan and lease losses.

Reserve for Unfunded Commitments—A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with the Bank's commitment to lend funds under existing agreements such as letters or lines of credit. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance for loan and lease losses. Provisions for unfunded commitment losses are added to the reserve for unfunded commitments, which is included in the *Other Liabilities* section of the consolidated balance sheets.

Loan Fees and Direct Loan Origination Costs—Loan origination and commitment fees and direct loan origination costs are deferred and recognized as an adjustment to the yield over the life of the portfolio loans.

Restricted Equity Securities—Restricted equity securities were $33.4 million and $32.6 million at December 31, 2012 and 2011, respectively. Federal Home Loan Bank stock amounted to $32.2 million and $31.3 million of the total restricted securities as of December 31, 2012 and 2011, respectively. Federal Home Loan Bank stock represents the Bank's investment in the Federal Home Loan Banks of Seattle and San Francisco ("FHLB") stock and is carried at par value, which reasonably approximates its fair value. Management periodically evaluates FHLB stock for other-than-temporary or permanent impairment. Management's determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB.

Moody's Investors Services rating of the FHLB of Seattle as Aaa was confirmed in August 2011, but a negative outlook was assigned as Moody's revised the rating outlook to negative for U.S. government debt and all issuers Moody's considers directly-linked to the U.S. government. Standard and Poors' rating is AA+, but it also issued a negative outlook with the action reflecting the downgrade of the long-term sovereign credit rating of the U.S. in 2011. In September 2012, the FHLB of Seattle was notified by the Federal Housing Finance Agency ("Finance Agency") that it is now classified as "adequately capitalized" as compared to the prior classification of "undercapitalized." Under Finance Agency regulations, the FHLB of Seattle may repurchase excess capital stock under certain conditions; however, they may not redeem stock or pay a dividend without Finance Agency approval. Based on the above, the Company has determined there is not an other-than-temporary impairment on the FHLB stock investment as of December 31, 2012.

As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2012, the Bank's minimum required investment in FHLB stock was $11.6 million. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB. The remaining restricted equity securities balance primarily represents an investment in Pacific Coast Bankers' Bancshares stock.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful life of equipment, generally three to ten years, on a straight-line or accelerated basis. Depreciation is provided over the estimated useful life of premises, up to 39 years, on a straight-line or accelerated basis. Generally, leasehold improvements are amortized over the life of the related lease, or the life of the related asset, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized.

Management reviews long-lived and intangible assets any time that a change in circumstance indicates that the carrying amount of these assets may not be recoverable. Recoverability of these assets is determined by comparing the carrying value of the asset to the forecasted undiscounted cash flows of the operation associated with the asset. If the evaluation of the forecasted cash flows indicates that the carrying value of the asset is not recoverable, the asset is written down to fair value.

Goodwill and Other Intangibles—Intangible assets are comprised of goodwill and other intangibles acquired in business combinations. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and also reviewed for impairment. Amortization of intangible assets is included in other non-interest expense in the *Consolidated Statements of Income.*

The Company performs a goodwill impairment analysis on an annual basis as of December 31. Additionally, the Company performs a goodwill impairment evaluation on an interim basis when events or circumstances indicate impairment potentially exists. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; adverse action or assessment by a regulator; and unanticipated competition.

The goodwill impairment test involves a two-step process. The first step compares the fair value of a reporting unit to its carrying value. If the reporting unit's fair value is less than its carrying value, the Company would be required to proceed to the second step. In the second step the Company calculates the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The estimated fair value of the Company is allocated to all of the Company's assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the reporting unit is the price paid to acquire it. The allocation process is performed only for purposes of determining the amount of goodwill impairment. No assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process. Any excess of the estimated purchase price over the fair value of the reporting unit's net assets represents the implied fair value of goodwill. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss would be recognized as a charge to earnings in an amount equal to that excess.

Mortgage Servicing Rights ("MSR")— The Company determines its classes of servicing assets based on the asset type being serviced along with the methods used to manage the risk inherent in the servicing assets, which includes the market inputs used to value the servicing assets. The Company measures its residential mortgage servicing assets at fair value and reports changes in fair value through earnings. Fair value adjustments that encompass market-driven valuation changes and the runoff in value that occurs from the passage of time, are each separately reported. Under the fair value method, the MSR is carried in the balance sheet at fair value and the changes in fair value are reported in earnings under the caption mortgage banking revenue in the period in which the change occurs.

Retained mortgage servicing rights are measured at fair value as of the date of sale. Subsequent fair value measurements are determined using a discounted cash flow model. In order to determine the fair value of the MSR, the present value of expected future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available. Key assumptions used in measuring the fair value of MSR as of December 31 were as follows:

	2012	2011	2010
Constant prepayment rate	21.39%	20.39%	18.54%
Discount rate	8.65%	8.60%	8.62%
Weighted average life (years)	4.7	4.5	4.5

The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of the mortgage servicing rights. The value of the mortgage servicing rights is also dependent upon the discount rate used in the model, which we base on current market rates. Management reviews this rate on an ongoing basis based on current market rates. A significant increase in the discount rate would reduce the value of mortgage servicing rights.

SBA/USDA Loans Sales and Servicing—The Bank, on a limited basis, sells or transfers loans, including the guaranteed portion of Small Business Administration ("SBA") and Department of Agriculture ("USDA") loans (with servicing retained) for cash proceeds equal to the principal amount of loans, as adjusted to yield interest to the investor based upon the current market rates. The Bank records a servicing asset when it sells a loan and retains the servicing rights. The servicing asset is recorded at fair value upon sale, and the fair value is estimated by discounting estimated net future cash flows from servicing using discount rates that approximate current market rates and using estimated prepayment rates. Subsequent to initial recognition, the servicing rights are carried at the lower of amortized cost or fair market value, and are amortized in proportion to, and over the period of, the estimated net servicing income.

For purposes of evaluating and measuring impairment, the fair value of servicing rights are measured using a discounted estimated net future cash flow model as described above. Any impairment is measured as the amount by which the carrying value of servicing rights for a stratum exceeds its fair value. The carrying value of SBA/USDA servicing rights at December 31, 2012 and 2011 were $498,000 and $584,000, respectively. No impairment charges were recorded for the years ended December 31, 2012, 2011 and 2010, related to SBA/USDA servicing assets.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA or USDA loan. The Bank's investment in an SBA or USDA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA or USDA guarantee, part of the gain recognized on the sold portion of the loan is deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Non-Covered Other Real Estate Owned—Non-covered other real estate owned ("non-covered OREO") represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Subsequent valuation adjustments are recognized within net loss on non-covered OREO. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in other non-interest expense in the *Consolidated Statements of Income*.

In some instances, the Bank may make loans to facilitate the sales of other real estate owned. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established within FASB ASC 360-20, *Real Estate Sales.* Any gains related to sales of other real estate owned may be deferred until the buyer has a sufficient initial and continuing investment in the property.

Covered Other Real Estate Owned—All OREO acquired in FDIC-assisted acquisitions that are subject to a FDIC loss-share agreement are referred to as "covered OREO" and reported separately in our statements of financial position. Covered OREO is reported exclusive of expected reimbursement cash flows from the FDIC. Foreclosed covered loan collateral is transferred into covered OREO at the collateral's net realizable value, less selling costs.

Covered OREO was initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs. Any subsequent valuation adjustments due to declines in fair value will be charged to non-interest expense, and will be mostly offset by non-interest income representing the corresponding increase to the FDIC indemnification asset for the offsetting loss reimbursement amount. Any recoveries of previous valuation adjustments will be credited to non-interest expense with a corresponding charge to non-interest income for the portion of the recovery that is due to the FDIC.

Income Taxes—Income taxes are accounted for using the asset and liability method. Under this method a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

Derivatives—The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. The commitments to originate mortgage loans held for sale and the related forward delivery contracts are considered derivatives. Effective in the second quarter of 2011, the Bank began executing interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting the interest rate swaps that the Bank executes with a third party, such that the Bank minimizes its net risk exposure. The Company recognizes all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to accumulated other comprehensive income and/or current earnings, as appropriate. None of the Company's derivatives are designated as hedging instruments. Rather, they are accounted for as free-standing derivatives, or economic hedges, and the Company reports changes in fair values of its derivatives in current period net income.

The fair value of the derivative loan commitments is estimated using the present value of expected future cash flows. Assumptions used include pull-through rate assumption based on historical information, current mortgage interest rates, the stage of completion of the underlying application and underwriting process, the time remaining until the expiration of the derivative loan commitment, and the expected net future cash flows related to the associated servicing of the loan.

Operating Segments—Public enterprises are required to report certain information about their operating segments in a complete set of financial statements to shareholders. They are also required to report certain enterprise-wide information about the Company's products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company's operating segments is the manner in which management operates the business. Management has identified three primary business segments, Community Banking, Home Lending, and Wealth Management. Prior to January 1, 2011, the Company reported Retail Brokerage, consisting of Umpqua Investments, as its own segment. Effective in 2011, the Company began reporting Umpqua Investments and Umpqua Private Bank under the Wealth Management segment. Umpqua Private Bank and Umpqua Financial Advisors do not meet the quantitative thresholds for reporting as separate segments and service the same customer base on Umpqua Investments.

Share-Based Payment—The Company has two active stock-based compensation plans that provide for the granting of stock options and restricted stock to eligible employees and directors. In accordance with FASB ASC 718, *Stock Compensation,* we recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

The Company's 2003 Stock Incentive Plan provides for granting of stock options and restricted stock awards. Stock options and restricted stock awards generally vest ratably over three to five years and are recognized as expense over that same period of time.

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model using assumptions noted in the following table. Expected volatility is based on the historical volatility of the price of the Company's common stock. The Company uses historical data to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules, and represents the period of time that options granted are expected to be outstanding. The expected dividend yield is based on dividend trends and the market value of the Company's common stock at the time of grant. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant corresponding to the estimated expected term of the options granted. The following weighted average assumptions were used to determine the fair value of stock option grants as of the grant date to determine compensation cost for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Dividend yield	3.90%	2.79%	2.72%
Expected life (years)	7.4	7.1	7.1
Expected volatility	53%	52%	52%
Risk-free rate	1.27%	2.71%	2.69%
Weighted average fair value of options on date of grant	$ 4.39	$ 4.65	$ 5.24

The Company's 2007 Long Term Incentive Plan provides for granting of restricted stock units for the benefit of certain executive officers. Restricted stock unit grants are subject to performance-based vesting as well as other approved vesting conditions. The current restricted stock units outstanding cliff vest after three years based on performance and service conditions. Compensation expense is recognized over the service period to the extent restricted stock units are expected to vest.

Earnings per Share—According to the provisions of FASB ASC 260, *Earnings Per Share*, nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and are included in the computation of EPS pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Certain of the Company's nonvested restricted stock awards qualify as participating securities.

Net income, less any preferred dividends accumulated for the period (whether or not declared), is allocated between the common stock and participating securities pursuant to the two-class method, based on their rights to receive dividends, participate in earnings or absorb losses. *Basic earnings per common share* is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period, excluding participating nonvested restricted shares.

Diluted earnings per common share is computed in a similar manner, except that first the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares, excluding the participating securities, were issued using the treasury stock method. For all periods presented, warrants, stock options, certain restricted stock awards and restricted stock units are the only potentially dilutive non-participating instruments issued by the Company. Next, we determine and include in diluted earnings per common share calculation the more dilutive effect of the participating securities using the treasury stock method or the two-class method. Undistributed losses are not allocated to the nonvested share-based payment awards (the participating securities) under the two-class method as the holders are not contractually obligated to share in the losses of the Company.

Advertising expenses—Advertising costs are generally expensed as incurred.

Fair Value Measurements—FASB ASC 820, *Fair Value Measurements and Disclosure, ("ASC 820"),* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Recently Issued Accounting Pronouncements—In April 2011, the FASB issued ASU No. 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* The Update provides additional guidance relating to when creditors should classify loan modifications as troubled debt restructurings. The ASU also ends the deferral issued in January 2010 of the disclosures about troubled debt restructurings required by ASU No. 2010-20. The provisions of ASU No. 2011-02 and the disclosure requirements of ASU No. 2010-20 are effective for the Company's interim reporting period ending September 30, 2011. The guidance applies retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements.* The Update amends existing guidance to remove from the assessment of effective control, the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and, as well, the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for the Company's reporting period beginning on or after December 15, 2011. The guidance applies prospectively to transactions or modification of existing transactions that occur on or after the effective date and early adoption is not permitted. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The Update amends existing guidance regarding the highest and best use and valuation premise by clarifying these concepts are only applicable to measuring the fair value of nonfinancial assets. The Update also clarifies that the fair value measurement of financial assets and financial liabilities which have offsetting market risks or counterparty credit risks that are managed on a portfolio basis, when several criteria are met, can be measured at the net risk position. Additional disclosures about Level 3 fair value measurements are required including a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation process in place, and discussion of the sensitivity of fair value changes in unobservable inputs and interrelationships about those inputs as well as disclosure of the level of the fair value of items that are not measured at fair value in the financial statements but disclosure of fair value is required. The provisions of ASU No. 2011-04 are effective for the Company's reporting period beginning after December 15, 2011 and should be applied prospectively. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* The Update amends current guidance to allow a company the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions do not change the items that must be reported in other comprehensive income or when an item of other comprehensive must be reclassified to net income. The amendments do not change the option for a company to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense (benefit) related to the total of other comprehensive income items. The amendments do not affect how earnings per share is calculated or presented. The provisions of ASU No. 2011-05 are effective for the Company's reporting period beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted and there are no required transition disclosures. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. The ASU defers indefinitely the requirement to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. The adoption of the Update did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. With the Update, a company testing goodwill for impairment now has the option of performing a qualitative assessment before calculating the fair value of the reporting unit (the first step of goodwill impairment test). If, on the basis of qualitative factors, the fair value of the reporting unit is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. Additionally, new examples of events and circumstances that an entity should consider in performing its qualitative assessment about whether to proceed to the first step of the goodwill impairment have been made to the guidance and replace the previous guidance for triggering events for interim impairment assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The update requires an entity to offset, and present as a single net amount, a recognized eligible asset and a recognized eligible liability when it has an unconditional and legally enforceable right of setoff and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*. With the Update, a company testing indefinite-lived intangibles for impairment now has the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with current guidance. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In October 2012, the FASB issued ASU. 2012-06, *Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution*. The Update clarifies that when an entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently, a change in the cash flows expected to be collected on the indemnification asset occurs, as a result of a change in cash flows expected to be collected on the assets subject to indemnification, the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2012. The adoption of this ASU will not have a material impact on the Company's consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The Update clarifies that ASU. 2011-11 applies only to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement are no longer subject to the disclosure requirements in ASU. 2011-11. The amendments are effective for annual and interim reporting periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The Update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2012. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company's consolidated financial statements.

Reclassifications—Certain amounts reported in prior years' financial statements have been reclassified to conform to the current presentation. The results of the reclassifications are not considered material and have no effect on previously reported net earnings available to common shareholders and earnings per common share.

NOTE 2. BUSINESS COMBINATIONS

On November 14, 2012, the Company acquired all of the assets and liabilities of Circle Bancorp ("Circle"), which has been accounted for under the acquisition method of accounting for cash consideration of $24.9 million, including the redemption of all common and preferred shares and outstanding warrants and options. The assets and liabilities, both tangible and intangible, were recorded at their estimated fair values as of the acquisition dates, and are and are subject to change for up to one year after the closing date of the acquisition. This acquisition was consistent with the Company's overall banking expansion strategy and provided further opportunity to enter growth markets in the Bay Area of California. Upon completion of the acquisition, all Circle Bank branches operated under the Umpqua Bank name. The acquisition added Circle Bank's Bay Area network of six branches in Corte Madera, Novato, Petaluma, San Francisco, San Rafael and Santa Rosa to Umpqua Bank's network of 194 locations in California, Oregon, Washington and Northern Nevada. The application of the acquisition method of accounting resulted in the recognition of $12.5 million of goodwill. There is no tax deductible goodwill or other intangibles.

The operations of Circle are included in our operating results from November 15, 2012, and added revenue of $2.3 million, non-interest expense of $2.8 million, and net loss of $306,000, net of tax, for the year ended December 31, 2012. Circle's results of operations prior to the acquisition are not included in our operating results. Merger-related expenses of $1.9 million for the year ended December 31, 2012 have been incurred in connection with the acquisition of Circle and recognized within the merger related expenses line item on the *Consolidated Statements of Income.*

A summary of the net assets acquired and the estimated fair value adjustments of Circle are presented below:

(in thousands)

	Circle Bank November 14, 2012
Cost basis net assets	$ 17,127
Cash payment paid	(24,860)
Fair value adjustments:	
Non-covered loans and leases, net	(2,622)
Other intangible assets	830
Non-covered other real estate owned	(487)
Deposits	(904)
Term debt	(2,404)
Other	775
Goodwill	$(12,545)

The statement of assets acquired and liabilities assumed at their fair values of Circle are presented below:

(in thousands)

	Circle Bank November 14, 2012
Assets Acquired:	
Cash and equivalents	$ 39,328
Investment securities	793
Non-covered loans and leases, net	246,665
Premises and equipment	7,713
Restricted equity securities	2,491
Goodwill	12,545
Other intangible assets	830
Non-covered other real estate owned	1,602
Other assets	5,784
Total assets acquired	$317,751
Liabilities Assumed:	
Deposits	$250,408
Junior subordinated debentures	8,764
Term debt	55,404
Other liabilities	3,175
Total liabilities assumed	$317,751

Accrued restructuring charges relating to the Circle acquisition are recorded in other liabilities and were $631,000 at December 31, 2012.

Circle acquired non-covered loans not subject to the requirements of FASB ASC 310-30 *Loans and Debt Securities Acquired with Deteriorated Credit Quality* are presented below at acquisition and as of December 31, 2012:

(in thousands)	November 14, 2012	December 31, 2012
Contractually required principal payments	$242,999	$242,085
Purchase adjustment for credit, interest rate, and liquidity	(2,149)	(2,373)
Balance of performing non-covered loans	$240,850	$239,712

Circle acquired non-covered loans subject to the requirements of FASB ASC 310-30 *Loans and Debt Securities Acquired with Deteriorated Credit Quality* are presented below at acquisition and as of December 31, 2012:

(in thousands)	November 14, 2012	December 31, 2012
Contractually required principal payments	$12,252	$12,231
Nonaccretable difference	(5,631)	(5,631)
Cash flows expected to be collected	6,621	6,600
Accretable difference	(806)	(791)
Balance of acquired purchase credit impaired non-covered loans	$ 5,815	$ 5,809

The acquisition of Circle is not considered significant to the Company's financial statements and therefore pro forma financial information is not included.

On January 22, 2010, the Washington Department of Financial Institutions closed EvergreenBank ("Evergreen"), Seattle, Washington and appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. That same date, Umpqua Bank assumed the banking operations of Evergreen from the FDIC under a whole bank purchase and assumption agreement with loss-sharing. Under the terms of the loss-sharing agreement, the FDIC will cover a substantial portion of any future losses on loans, related unfunded loan commitments, other real estate owned ("OREO") and accrued interest on loans for up to 90 days. The FDIC will absorb 80% of losses and share in 80% of loss recoveries on the first $90.0 million on covered assets for Evergreen and absorb 95% of losses and share in 95% of loss recoveries exceeding $90.0 million, except the Bank will incur losses up to $30.2 million before the loss-sharing will commence. The loss-sharing arrangements for non-single family residential and single family residential loans are in effect for 5 years and 10 years, respectively, and the loss recovery provisions are in effect for 8 years and 10 years, respectively, from the acquisition date. With this agreement, Umpqua Bank assumed six additional store locations in the greater Seattle, Washington market. This acquisition is consistent with our community banking expansion strategy and provides further opportunity to fill in our market presence in the greater Seattle, Washington market.

On February 26, 2010, the Washington Department of Financial Institutions closed Rainier Pacific Bank ("Rainier"), Tacoma, Washington and appointed the FDIC as receiver. That same date, Umpqua Bank assumed the banking operations of Rainier from the FDIC under a whole bank purchase and assumption agreement with loss-sharing. Under the terms of the loss-sharing agreement, the FDIC will cover a substantial portion of any future losses on loans, related unfunded loan commitments, OREO and accrued interest on loans for up to 90 days. The FDIC will absorb 80% of losses and share in 80% of loss recoveries on the first $95.0 million of losses on covered assets and absorb 95% of losses and share in 95% of loss recoveries exceeding $95.0 million. The loss-sharing arrangements for non-single family residential and single family residential loans are in effect for 5 years and 10 years, respectively, and the loss recovery provisions are in effect for 8 years and 10 years, respectively, from the acquisition dates. With this agreement, Umpqua Bank assumed 14 additional store locations in Pierce County and surrounding areas. This acquisition expands our presence in the south Puget Sound region of Washington State.

The operations of Evergreen and Rainier are included in our operating results from January 23, 2010 and February 27, 2010, respectively, and added combined revenue of $31.2 million, $46.2 million and $54.0 million, non-interest expense of $21.4 million, $25.3 million and $23.6 million, and earnings of $9.5 million, $13.8 million and $11.0 million, net of tax, for the years ended

December 31, 2012, 2011 and 2010, respectively. These operating results include a bargain purchase gain of $6.4 million for the year ended December 31, 2010, which is not indicative of future operating results. Evergreen's and Rainier's results of operations prior to the acquisition are not included in our operating results. There were no merger-related expenses for the year ended December 31, 2012. Merger-related expenses of $92,000 and $4.4 million for the years ended December 31, 2011 and 2010 have been incurred in connection with these acquisitions and recognized in a separate line item on the *Consolidated Statements of Income*.

On June 18, 2010, the Nevada State Financial Institutions Division closed Nevada Security Bank ("Nevada Security"), Reno, Nevada and appointed the FDIC as receiver. That same date, Umpqua Bank assumed the banking operations of Nevada Security from the FDIC under a whole bank purchase and assumption agreement with loss-sharing. Under the terms of the loss-sharing agreement, the FDIC will cover a substantial portion of any future losses on loans, related unfunded loan commitments, OREO, and accrued interest on loans for up to 90 days. The FDIC will absorb 80% of losses and share in 80% of loss recoveries on all covered assets. The loss-sharing arrangements for non-single family residential and single family residential loans are in effect for 5 years and 10 years, respectively, and the loss recovery provisions are in effect for 8 years and 10 years, respectively, from the acquisition dates. With this agreement, Umpqua Bank now assumed five additional store locations, including three in Reno, Nevada, one in Incline Village, Nevada, and one in Roseville, California. This acquisition expands our presence into the State of Nevada.

The operations of Nevada Security are included in our operating results from June 19, 2010, and added revenue of $21.8 million, $18.6 million and $15.1 million, non-interest expense of $8.7 million, $11.3 million and $7.3 million, and earnings of $6.0 million, $2.1 million and $1.3 million, net of tax, for the years ended December 31, 2012, 2011 and 2010, respectively. Nevada Security's results of operations prior to the acquisition are not included in our operating results. There were no merger-related expenses for the year ended December 31, 2012. Merger-related expenses of $101,000 and $1.7 million for the years ended December 31, 2011 and 2010 have been incurred in connection with the acquisition of Nevada Security and recognized as a separate line item on the *Consolidated Statements of Income*.

We refer to the acquired loan portfolios and other real estate owned from the Evergreen, Rainier and Nevada Security as "covered loans" and "covered other real estate owned", respectively, because they are subject to the loss-sharing agreements with the FDIC. These are presented as separate line items in our consolidated balance sheet. Collectively these balances are referred to as "covered assets".

The assets acquired and liabilities assumed from the Evergreen, Rainier, and Nevada Security acquisitions have been accounted for under the acquisition method of accounting. The assets and liabilities, both tangible and intangible, were recorded at their fair values as of the acquisition dates. The terms of the agreements provide for the FDIC to indemnify the Bank against claims with respect to liabilities of Evergreen, Rainier, and Nevada Security not assumed by the Bank and certain other types of claims identified in the agreement. The application of the acquisition method of accounting resulted in the recognition of a bargain purchase gain of $6.4 million in the Evergreen acquisition, $35.8 million of goodwill in the Rainier acquisition and $10.4 million of goodwill in the Nevada Security acquisition.

A summary of the net assets (liabilities) received from the FDIC and the estimated fair value adjustments are presented below:

(in thousands)

	Evergreen	Rainier	Nevada Security
	January 22, 2010	February 26, 2010	June 18, 2010
Cost basis net assets (liabilities)	$ 58,811	$ (50,295)	$ 53,629
Cash payment received from (paid to) the FDIC	—	59,351	(29,950)
Fair value adjustments:			
Covered loans and leases	(117,449)	(103,137)	(112,975)
Other real estate owned	(2,422)	(6,581)	(17,939)
Other intangible assets	440	6,253	322
FDIC indemnification asset	71,755	76,603	99,160
Deposits	(1,023)	(1,828)	(1,950)
Term debt	(2,496)	(13,035)	—
Other	(1,179)	(3,139)	(690)
Bargain purchase gain (goodwill)	$ 6,437	$ (35,808)	$ (10,393)

In FDIC-assisted transactions, only certain assets and liabilities are transferred to the acquirer and, depending on the nature and amount of the acquirer's bid, the FDIC may be required to make a cash payment to the acquirer or the acquirer may be required to make payment to the FDIC.

In the Evergreen acquisition, cost basis net assets of $58.8 million were transferred to the Company. The bargain purchase gain represents the excess of the estimated fair value of the assets acquired over the estimated fair value of the liabilities assumed.

In the Rainier acquisition, cost basis net liabilities of $50.3 million and a cash payment received from the FDIC of $59.4 million were transferred to the Company. The goodwill represents the excess of the estimated fair value of the liabilities assumed over the estimated fair value of the assets acquired. Goodwill of $27.6 million and core deposit intangible assets of $1.1 million recognized are deductible for income tax purposes.

In the Nevada Security acquisition, cost basis net assets of $53.6 million were transferred to the Company and a cash payment of $30.0 million was made to the FDIC. The goodwill represents the excess of the estimated fair value of the liabilities assumed over the estimated fair value of the assets acquired. Goodwill of $36.8 million and core deposit intangible assets of $322,000 recognized are deductible for income tax purposes.

The Bank did not immediately acquire all the real estate, banking facilities, furniture or equipment of Evergreen, Rainier, or Nevada Security as part of the purchase and assumption agreements. Rather, the Bank was granted the option to purchase or lease the real estate and furniture and equipment from the FDIC. The term of this option expired 90 days from the acquisition dates, unless extended by the FDIC. Acquisition costs of the real estate and furniture and equipment are based on current mutually agreed upon appraisals. Prior to the expiration of option term, Umpqua exercised the right to purchase approximately $344,000 of furniture and equipment for Evergreen, $26.3 million of real estate and furniture and equipment for Rainier, and $2.0 million of real estate, furniture and equipment for Nevada Security.

The statement of assets acquired and liabilities assumed at their fair values of Evergreen, Rainier, and Nevada Security are presented below:

(in thousands)

	Evergreen January 22, 2010	Rainier February 26, 2010	Nevada Security June 18, 2010
Assets Acquired:			
Cash and equivalents	$ 18,919	$ 94,067	$ 66,060
Investment securities	3,850	26,478	22,626
Covered loans	252,493	458,340	215,507
Premises and equipment	—	17	50
Restricted equity securities	3,073	13,712	2,951
Goodwill	—	35,808	10,393
Other intangible assets	440	6,253	322
Mortgage servicing rights	—	62	—
Covered other real estate owned	2,421	6,580	17,938
FDIC indemnification asset	71,755	76,603	99,160
Other assets	328	3,254	2,588
Total assets acquired	$353,279	$721,174	$437,595
Liabilities Assumed:			
Deposits	$285,775	$425,771	$437,299
Term debt	60,813	293,191	—
Other liabilities	254	2,212	296
Total liabilities assumed	346,842	721,174	437,595
Net assets acquired/bargain purchase gain	$ 6,437	$ —	$ —

Rainier's assets and liabilities were significant at a level to require disclosure of one year of historical financial statements and related pro forma financial disclosure. However, given the pervasive nature of the loss-sharing agreement entered into with the FDIC, the historical information of Rainier is much less relevant for purposes of assessing the future operations of the combined entity. In addition, prior to closure Rainier had not completed an audit of their financial statements, and we determined that audited financial statements were not and would not be reasonably available for the year ended December 31, 2009. Given these considerations, the Company requested, and received, relief from the Securities and Exchange Commission from submitting certain financial information of Rainier. The assets and liabilities of Evergreen and Nevada Security were not at a level that requires disclosure of historical or pro forma financial information.

The Company incurs significant expenses related to mergers that cannot be capitalized. Generally, these expenses begin to be recognized while due diligence is being conducted and continue until such time as all systems have been converted and operational functions become fully integrated. Merger-related expenses are presented as a line item on the *Consolidated Statements of Income.*

The following table presents the key components of merger-related expense for years ended December 31, 2012, 2011 and 2010. Substantially all of the merger-related expenses incurred during 2012 were in connection with the acquisition of Circle Bancorp and substantially all of the merger-related expenses incurred during 2011 and 2010 were in connection with the FDIC-assisted purchase and assumption of Evergreen, Rainier, and Nevada Security.

Merger-Related Expense

(in thousands)

	2012	2011	2010
Professional fees	$1,145	$173	$2,984
Compensation and relocation	856	—	962
Communications	66	—	330
Premises and equipment	29	82	630
Travel	98	11	710
Other	144	94	1,059
Total	$2,338	$360	$6,675

No additional merger-related expenses are expected in connection with the FDIC-assisted purchase and assumption of Evergreen, Rainier, and Nevada Security.

NOTE 3. CASH AND DUE FROM BANKS

The Bank is required to maintain an average reserve balance with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of required reserve balance at December 31, 2012 and 2011 was approximately $29.8 million and $33.6 million, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

NOTE 4. INVESTMENT SECURITIES

The following table presents the amortized costs, unrealized gains, unrealized losses and approximate fair values of investment securities at December 31, 2012 and 2011:

December 31, 2012

(in thousands)

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
AVAILABLE FOR SALE:				
U.S. Treasury and agencies	$ 45,503	$ 318	$ (1)	$ 45,820
Obligations of states and political subdivisions	245,606	18,119	—	263,725
Residential mortgage-backed securities and collateralized mortgage obligations	2,291,253	28,747	(6,624)	2,313,376
Other debt securities	143	79	—	222
Investments in mutual funds and other equity securities	1,959	127	—	2,086
	$2,584,464	$47,390	$(6,625)	$2,625,229
HELD TO MATURITY:				
Obligations of states and political subdivisions	$ 595	$ 1	$ —	$ 596
Residential mortgage-backed securities and collateralized mortgage obligations	3,946	197	(7)	4,136
	$ 4,541	$ 198	$ (7)	$ 4,732

December 31, 2011

(in thousands)

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
AVAILABLE FOR SALE:				
U.S. Treasury and agencies	$ 117,232	$ 1,234	$ (1)	$ 118,465
Obligations of states and political subdivisions	237,302	16,264	(13)	253,553
Residential mortgage-backed securities and collateralized mortgage obligations	2,755,153	43,152	(3,950)	2,794,355
Other debt securities	151	—	(17)	134
Investments in mutual funds and other equity securities	1,959	112	—	2,071
	$3,111,797	$60,762	$(3,981)	$3,168,578
HELD TO MATURITY:				
Obligations of states and political subdivisions	$ 1,335	$ 2	$ —	$ 1,337
Residential mortgage-backed securities and collateralized mortgage obligations	3,379	120	(77)	3,422
	$ 4,714	$ 122	$ (77)	$ 4,759

Investment securities that were in an unrealized loss position as of December 31, 2012 and 2011 are presented in the following tables, based on the length of time individual securities have been in an unrealized loss position. In the opinion of management, these securities are considered only temporarily impaired due to changes in market interest rates or the widening of market spreads subsequent to the initial purchase of the securities, and not due to concerns regarding the underlying credit of the issuers or the underlying collateral.

December 31, 2012

(in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
U.S. Treasury and agencies	$ —	$ —	$ 59	$ 1	$ 59	$ 1
Residential mortgage-backed securities and collateralized mortgage obligations	780,234	5,548	106,096	1,076	886,330	6,624
Total temporarily impaired securities	$780,234	$5,548	$106,155	$1,077	$886,389	$6,625
HELD TO MATURITY:						
Residential mortgage-backed securities and collateralized mortgage obligations	$ —	$ —	$ 48	$ 7	$ 48	$ 7
Total temporarily impaired securities	$ —	$ —	$ 48	$ 7	$ 48	$ 7

Unrealized losses on the impaired held to maturity collateralized mortgage obligations include the unrealized losses related to factors other than credit that are included in other comprehensive income.

December 31, 2011

(in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
U.S. Treasury and agencies	$ —	$ —	$ 85	$ 1	$ 85	$ 1
Obligations of states and political subdivisions	516	13	—	—	516	13
Residential mortgage-backed securities and collateralized mortgage obligations	489,475	3,160	52,222	790	541,697	3,950
Other debt securities	—	—	134	17	134	17
Total temporarily impaired securities	$489,991	$3,173	$52,441	$808	$542,432	$3,981
HELD TO MATURITY:						
Residential mortgage-backed securities and collateralized mortgage obligations	$ —	$ —	$ 602	$ 77	$ 602	$ 77
Total temporarily impaired securities	$ —	$ —	$ 602	$ 77	$ 602	$ 77

The unrealized losses on investments in U.S. Treasury and agency securities were caused by interest rate increases subsequent to the purchase of these securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than par. Because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until contractual maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on obligations of political subdivisions were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities. Management monitors published credit ratings of these securities and no adverse ratings changes have occurred since the date of purchase of obligations of political subdivisions which are in an unrealized loss position as of December 31, 2012. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

All of the available for sale residential mortgage-backed securities and collateralized mortgage obligations portfolios in an unrealized loss position at December 31, 2012 are issued or guaranteed by governmental agencies. The unrealized losses on residential mortgage-backed securities and collateralized mortgage obligations were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities, and not concerns regarding the underlying credit of the issuers or the underlying collateral. It is expected that these securities will not be settled at a price less than the amortized cost of each investment. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until contractual maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

We review investment securities on an ongoing basis for the presence of other-than-temporary impairment ("OTTI") or permanent impairment, taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, whether we intend to sell a security or if it is likely that we will be required to sell the security before recovery of our amortized cost basis of the investment, which may be maturity, and other factors. For debt securities, if we intend to sell the security or it is likely that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If we do not intend to sell the security and it is not likely that we will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income ("OCI"). Impairment losses related to all other factors are presented as separate categories within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the OTTI amount recorded in OCI will increase the carrying value of the investment, and would not affect earnings. If there is an indication of additional credit losses the security is re-evaluated according to the procedures described above. For the years ended December 31, 2012, 2011, and 2010, we recognized net impairment losses in earnings of $155,000, $359,000, and $414,000, respectively. The following table presents the maturities of investment securities at December 31, 2012:

(in thousands)

	Available For Sale		Held To Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
AMOUNTS MATURING IN:				
Three months or less	$ 41,686	$ 41,617	$ 245	$ 245
Over three months through twelve months	385,395	388,761	350	351
After one year through five years	1,551,960	1,577,761	1,157	1,289
After five years through ten years	402,606	412,081	227	285
After ten years	200,858	202,923	2,562	2,562
Other investment securities	1,959	2,086	—	—
	$2,584,464	$2,625,229	$4,541	$4,732

The amortized cost and fair value of collateralized mortgage obligations and mortgage-backed securities are presented by expected average life, rather than contractual maturity, in the preceding table. Expected maturities may differ from contractual maturities because borrowers have the right to prepay underlying loans without prepayment penalties.

The following table presents the gross realized gains and gross realized losses on the sale of securities available for sale for the years ended December 31, 2012, 2011, and 2010:

(in thousands)

	2012		2011		2010	
	Gains	Losses	Gains	Losses	Gains	Losses
U.S. Treasury and agencies	$ 371	$ —	$ —	$ —	$ —	$ 1
Obligations of states and political subdivisions	10	1	8	—	3	7
Residential mortgage-backed securities and collateralized mortgage obligations	4,578	953	8,544	817	2,331	—
Other debt securities	18	—	—	—	—	—
	$4,977	$954	$8,552	$817	$2,334	$ 8

The following table presents, as of December 31, 2012, investment securities which were pledged to secure borrowings, public deposits, and repurchase agreements as permitted or required by law:

(in thousands)

	Amortized Cost	Fair Value
To Federal Home Loan Bank to secure borrowings	$ 66,757	$ 68,220
To state and local governments to secure public deposits	785,872	802,847
Other securities pledged principally to secure repurchase agreements	233,492	234,313
Total pledged securities	$1,086,121	$1,105,380

The carrying value of investment securities pledged as of both December 31, 2012 and December 31, 2011 was $1.1 billion.

NOTE 5. NON-COVERED LOANS AND LEASES

The following table presents the major types of non-covered loans recorded in the balance sheets as of December 31, 2012 and December 31, 2011:

(in thousands)

	December 31, 2012	December 31, 2011
Commercial real estate		
Term & multifamily	$3,938,443	$3,558,295
Construction & development	202,118	165,066
Residential development	57,209	90,073
Commercial		
Term	797,802	625,766
LOC & other	923,328	832,999
Residential		
Mortgage	476,579	315,927
Home equity loans & lines	260,797	272,192
Consumer & other	37,327	38,860
Total	6,693,603	5,899,178
Deferred loan fees, net	(12,523)	(11,080)
Total	$6,681,080	$5,888,098

At December 31, 2012, non-covered loans acquired with deteriorated credit quality were $19.3 million. There were $5.2 non-covered loans acquired with deteriorated credit quality at December 31, 2011. As of December 31, 2012, loans totaling $5.4 billion were pledged to secure borrowings and available lines of credit.

NOTE 6. ALLOWANCE FOR NON-COVERED LOAN LOSS AND CREDIT QUALITY

The Bank has a management Allowance for Loan and Lease Losses ("ALLL") Committee, which is responsible for, among other things, regularly reviewing the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews and approves loans and leases recommended for impaired status. The ALLL Committee also approves removing loans and leases from impaired status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Our methodology for assessing the appropriateness of the ALLL consists of three key elements, which include 1) the formula allowance; 2) the specific allowance; and 3) the unallocated allowance. By incorporating these factors into a single allowance requirement analysis, all risk-based activities within the loan portfolio are simultaneously considered.

Formula Allowance

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality and adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating that is reassessed periodically during the term of the loan through the credit review process. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating categories are a primary factor in determining an appropriate amount for the formula allowance.

The formula allowance is calculated by applying risk factors to various segments of pools of outstanding loans. Risk factors are assigned to each portfolio segment based on management's evaluation of the losses inherent within each segment. Segments or regions with greater risk of loss will therefore be assigned a higher risk factor.

Base risk—The portfolio is segmented into loan categories, and these categories are assigned a Base Risk factor based on an evaluation of the loss inherent within each segment.

Extra risk—Additional risk factors provide for an additional allocation of ALLL based on the loan risk rating system and loan delinquency, and reflect the increased level of inherent losses associated with more adversely classified loans.

Changes to risk factors—Risk factors are assigned at origination and may be changed periodically based on management's evaluation of the following factors: loss experience; changes in the level of non-performing loans; regulatory exam results; changes in the level of adversely classified loans (positive or negative); improvement or deterioration in local economic conditions; and any other factors deemed relevant.

Specific Allowance

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired, when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a Specific Allowance to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. Loans determined to be impaired with a specific allowance are excluded from the formula allowance so as not to double-count the loss exposure. The non-accrual impaired loans as of period end have already been partially charged off to their estimated net realizable value, and are expected to be resolved over the coming quarters with no additional material loss, absent further decline in market prices.

The combination of the formula allowance component and the specific allowance component represent the allocated allowance for loan and lease losses.

Unallocated Allowance

The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 10% of the allowance, but may be maintained at higher levels during times of deteriorating economic conditions characterized by falling real estate values. The unallocated amount is reviewed quarterly with consideration of factors including, but not limited to:

- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments;

- Changes in the nature and volume of the portfolio and in the terms of loans;
- Changes in the experience and ability of lending management and other relevant staff;
- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;
- Changes in the quality of the institution's loan review system;
- Changes in the value of underlying collateral for collateral-depending loans;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations;
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institutions' existing portfolio.

These factors are evaluated through a management survey of the Chief Credit Officer, Chief Lending Officers, Special Assets Manager, and Credit Review Manager. The survey requests responses to evaluate current changes in the nine qualitative factors. This information is then incorporated into our understanding of the reasonableness of the formula factors and our evaluation of the unallocated portion of the ALLL.

Management believes that the ALLL was adequate as of December 31, 2012. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses. The U.S. recession, the housing market downturn, and real estate values in our markets have negatively impacted aspects of our loan portfolio. A deterioration in our markets may adversely affect our loan portfolio and may lead to additional charges to the provision for loan and lease losses.

The reserve for unfunded commitments ("RUC") is established to absorb inherent losses associated with our commitment to lend funds, such as with a letter or line of credit. The adequacy of the ALLL and RUC are monitored on a regular basis and are based on management's evaluation of numerous factors. For each portfolio segment, these factors include:

- The quality of the current loan portfolio;
- The trend in the loan portfolio's risk ratings;
- Current economic conditions;
- Loan concentrations;
- Loan growth rates;
- Past-due and non-performing trends;
- Evaluation of specific loss estimates for all significant problem loans;
- Historical short (one year), medium (three year), and long-term charge-off rates;
- Recovery experience;
- Peer comparison loss rates.

There have been no significant changes to the Bank's methodology or policies in the periods presented.

Activity in the Non-Covered Allowance for Loan and Lease Losses

The following table summarizes activity related to the allowance for non-covered loan and lease losses by non-covered loan portfolio segment for the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	December 31, 2012					
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Unallocated	Total
Balance, beginning of period	$ 59,574	$ 20,485	$ 7,625	$ 867	$ 4,417	$ 92,968
Charge-offs	(22,349)	(12,209)	(5,282)	(1,499)	—	(41,339)
Recoveries	5,409	5,356	762	439	—	11,966
Provision	12,275	9,293	3,820	825	(4,417)	21,796
Balance, end of period	$ 54,909	$ 22,925	$ 6,925	$ 632	$ —	$ 85,391

(in thousands)

	December 31, 2011					
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Unallocated	Total
Balance, beginning of period	$ 64,405	$ 22,146	$ 5,926	$ 803	$ 8,641	$101,921
Charge-offs	(36,011)	(21,071)	(6,333)	(1,636)	—	(65,051)
Recoveries	5,906	3,348	239	385	—	9,878
Provision	25,274	16,062	7,793	1,315	(4,224)	46,220
Balance, end of period	$ 59,574	$ 20,485	$ 7,625	$ 867	$ 4,417	$ 92,968

The following table presents the allowance and recorded investment in non-covered loans by portfolio segment and balances individually or collectively evaluated for impairment as of December 31, 2012 and 2011, respectively:

(in thousands)

	December 31, 2012					
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Unallocated	Total
Allowance for non-covered loans and leases:						
Collectively evaluated for impairment	$ 53,513	$ 22,925	$ 6,920	$ 632	$—	$ 83,990
Individually evaluated for impairment	1,396	—	5	—	—	1,401
Total	$ 54,909	$ 22,925	$ 6,925	$ 632	$—	$ 85,391
Non-covered loans and leases:						
Collectively evaluated for impairment	$4,073,935	$1,702,752	$737,201	$37,306		$6,551,194
Individually evaluated for impairment	123,835	18,378	175	21		142,409
Total	$4,197,770	$1,721,130	$737,376	$37,327		$6,693,603

(in thousands)

	December 31, 2011					
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Unallocated	Total
Allowance for non-covered loans and leases:						
Collectively evaluated for impairment	$ 58,402	$ 17,877	$ 7,621	$ 867	$4,417	$ 89,184
Individually evaluated for impairment	1,172	2,608	4	—	—	3,784
Total	$ 59,574	$ 20,485	$ 7,625	$ 867	$4,417	$ 92,968
Non-covered loans and leases:						
Collectively evaluated for impairment	$3,673,455	$1,432,594	$587,990	$38,860		$5,732,899
Individually evaluated for impairment	139,979	26,171	129	—		166,279
Total	$3,813,434	$1,458,765	$588,119	$38,860		$5,899,178

The gross non-covered loan and lease balance excludes deferred loans fees of $12.5 million at December 31, 2012 and $11.1 million at December 31, 2011.

Summary of Reserve for Unfunded Commitments Activity

The following table presents a summary of activity in the reserve for unfunded commitments ("RUC") and unfunded commitments for the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	December 31, 2012				
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Balance, beginning of period	$ 59	$633	$185	$63	$ 940
Net change to other expense	113	174	(12)	8	283
Balance, end of period	$172	$807	$173	$71	$1,223

(in thousands)

	December 31, 2011				
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Balance, beginning of period	$33	$575	$158	$52	$818
Net change to other expense	26	58	27	11	122
Balance, end of period	$59	$633	$185	$63	$940

(in thousands)

	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Unfunded loan commitments:					
December 31, 2012	$196,292	$925,642	$257,508	$52,170	$1,431,612
December 31, 2011	$ 58,013	$605,001	$233,990	$47,577	$ 944,581

Non-covered loans sold

In the course of managing the loan portfolio, at certain times, management may decide to sell loans prior to resolution. The following table summarizes loans sold by loan portfolio during the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	2012	2011
Commercial real estate		
Term & multifamily	$12,096	$ 7,143
Construction & development	—	28
Residential development	12	1,123
Commercial		
Term	—	151
LOC & other	1,942	2,740
Residential		
Mortgage	192	—
Home equity loans & lines	—	—
Consumer & other	—	—
Total	$14,242	$11,185

Asset Quality and Non-Performing Loans

We manage asset quality and control credit risk through diversification of the non-covered loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Bank's Credit Quality Group is charged with monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures across the Bank. Reviews of non-performing, past due non-covered loans and larger credits, designed to identify potential charges to the allowance for loan and lease losses, and to determine the adequacy of the allowance, are conducted on an ongoing basis. These reviews consider such factors as the financial strength of borrowers, the value of the applicable collateral, loan loss experience, estimated loan losses, growth in the loan portfolio, prevailing economic conditions and other factors.

A loan is considered impaired when, based on current information and events, we determine it is probable that we will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. Generally, when non-covered loans are identified as impaired, they are moved to our Special Assets Division. When we identify a loan as impaired, we measure the loan for potential impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of collateral, less selling costs. The starting point for determining the fair value of collateral is through obtaining external appraisals. Generally, external appraisals are updated every six to nine months. We obtain appraisals from a pre-approved list of independent, third party, local appraisal firms. Approval and addition to the list is based on experience, reputation, character, consistency and knowledge of the respective real estate market. At a minimum, it is ascertained that the appraiser is: (a) currently licensed in the state in which the property is located, (b) is experienced in the appraisal of properties similar to the property being appraised, (c) is actively engaged in the appraisal work, (d) has knowledge of current real estate market conditions and financing trends, (e) is reputable, and (f) is not on Freddie Mac's or the Bank's Exclusionary List of appraisers and brokers. In certain cases appraisals will be reviewed by our Real Estate Valuation Services Group to ensure the quality of the appraisal and the expertise and independence of the appraiser. Upon receipt and review, an external appraisal is utilized to measure a loan for potential impairment. Our impairment analysis documents the date of the appraisal used in the analysis, whether the officer preparing the report deems it current, and, if not, allows for internal valuation adjustments with justification. Typical justified adjustments might include discounts for continued market deterioration subsequent to appraisal date, adjustments for the release of collateral contemplated in the appraisal, or the value of other collateral or consideration not contemplated in the appraisal. An appraisal over one year old in most cases will be considered stale dated and an updated or new appraisal will be required. Any adjustments from appraised value to net realizable value are detailed and justified in the impairment analysis, which is reviewed and approved by senior credit quality officers and the Company's Allowance for Loan and Lease Losses ("ALLL") Committee. Although an external appraisal is the primary source to value collateral dependent loans, we may also utilize values obtained through purchase and sale agreements, negotiated short sales, broker price opinions, or the sales price of the note. These alternative sources of value are used only if deemed to be more representative of value based on updated information regarding collateral resolution. Impairment analyses are updated, reviewed and approved on a quarterly basis at or near the end of each reporting period. Appraisals or other alternative sources of value received subsequent to the reporting period, but prior to our filing of periodic reports, are considered and evaluated to ensure our periodic filings are materially correct and not misleading. Based on these processes, we do not believe there are significant time lapses for the recognition of additional loan loss provisions or charge-offs from the date they become known.

Loans are classified as non-accrual when collection of principal or interest is doubtful—generally if they are past due as to maturity or payment of principal or interest by 90 days or more—unless such loans are well-secured and in the process of collection. Additionally, all loans that are impaired are considered for non-accrual status. Loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement appear relatively certain.

Loans are reported as restructured when the Bank grants a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include a reduction in the loan rate, forgiveness of principal or accrued interest, extending the maturity date or providing a lower interest rate than would be normally available for a transaction of similar risk. As a result of these concessions, restructured loans are impaired as the Bank will not collect all amounts due, both principal and interest, in accordance with the terms of the original loan agreement. Impairment reserves on non-collateral dependent restructured loans are measured by comparing the present value of expected future cash flows on the restructured loans discounted at the interest rate of the original loan agreement to the loan's carrying value. These impairment reserves are recognized as a specific component to be provided for in the allowance for loan and lease losses.

Loans are reported as past due when installment payments, interest payments, or maturity payments are past due based on contractual terms. All loans determined to be impaired are individually assessed for impairment except for impaired consumer loans which are collectively evaluated for impairment in accordance with FASB ASC 450, *Contingencies* ("ASC 450"). The specific factors considered in determining that a loan is impaired include borrower financial capacity, current economic, business and market conditions, collection efforts, collateral position and other factors deemed relevant. Generally, impaired loans are placed on non-accrual status and all cash receipts are applied to the principal balance. Continuation of accrual status and recognition of interest income is generally limited to performing restructured loans.

The Company has written down impaired, non-accrual loans as of December 31, 2012 to their estimated net realizable value, generally based on disposition value, and expects resolution with no additional material loss, absent further decline in market prices.

Non-Covered Non-Accrual Loans and Loans Past Due

The following table summarizes our non-covered non-accrual loans and loans past due by loan class as of December 31, 2012 and December 31, 2011:

(in thousands)

	December 31, 2012						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days and Accruing	Total Past Due	Nonaccrual	Current	Total Non-covered Loans and Leases
Commercial real estate							
Term & multifamily	$ 7,747	$2,784	$ —	$10,531	$43,290	$3,884,622	$3,938,443
Construction & development	283	—	—	283	4,177	197,658	202,118
Residential development	479	—	—	479	5,132	51,598	57,209
Commercial							
Term	3,009	746	81	3,836	7,040	786,926	797,802
LOC & other	1,647	1,503	—	3,150	7,027	913,151	923,328
Residential							
Mortgage	2,906	602	3,303	6,811	—	469,768	476,579
Home equity loans & lines	1,398	214	758	2,370	49	258,378	260,797
Consumer & other	282	191	90	563	21	36,743	37,327
Total	$17,751	$6,040	$4,232	$28,023	$66,736	$6,598,844	$6,693,603
Deferred loan fees, net							(12,523)
Total							$6,681,080

(in thousands)

	December 31, 2011						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days and Accruing	Total Past Due	Nonaccrual	Current	Total Non-covered Loans and Leases
Commercial real estate							
Term & multifamily	$ 7,319	$11,184	$ —	$18,503	$44,486	$3,495,306	$3,558,295
Construction & development	—	662	575	1,237	3,348	160,481	165,066
Residential development	4,171	—	—	4,171	15,836	70,066	90,073
Commercial							
Term	2,075	738	1,179	3,992	8,120	613,654	625,766
LOC & other	5,435	1,697	1,397	8,529	8,772	815,698	832,999
Residential							
Mortgage	215	965	4,343	5,523	—	310,404	315,927
Home equity loans & lines	492	191	2,648	3,331	—	268,861	272,192
Consumer & other	67	16	679	762	—	38,098	38,860
Total	$19,774	$15,453	$10,821	$46,048	$80,562	$5,772,568	$5,899,178
Deferred loan fees, net							(11,080)
Total							$5,888,098

Non-Covered Impaired Loans

Loans with no related allowance reported generally represent non-accrual loans. The Company recognizes the charge-off of impairment reserves on impaired loans in the period it arises for collateral dependent loans. Therefore, the non-accrual loans as of December 31, 2012 have already been written-down to their estimated net realizable value, based on disposition value, and are expected to be resolved with no additional material loss, absent further decline in market prices. The valuation allowance on impaired loans primarily represents the impairment reserves on performing restructured loans, and is measured by comparing the present value of expected future cash flows on the restructured loans discounted at the interest rate of the original loan agreement to the loan's carrying value.

At December 31, 2012 and December 31, 2011, impaired loans of $70.6 million and $80.6 million were classified as accruing restructured loans, respectively. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. The restructured loans on accrual status represent the only impaired loans accruing interest at December 31, 2012. The restructured loans on accrual status and two loans included in loans past due 30+ days and accruing represent the only impaired loans accruing interest at December 31, 2011. In order for a restructured loan to be considered for accrual status, the loan's collateral coverage generally will be greater than or equal to 100% of the loan balance, the loan is current on payments, and the borrower must either prefund an interest reserve or demonstrate the ability to make payments from a verified source of cash flow. The Company had no obligation to lend additional funds on the restructured loans as of December 31, 2012.

The following table summarizes our non-covered impaired loans, including average recorded investment and interest income recognized on impaired non-covered loans, by loan class for the years ended December 31, 2012 and 2011:

(in thousands)

	December 31, 2012				
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate					
Term & multifamily	$ 49,953	$ 43,406	$ —	$ 45,051	$ —
Construction & development	18,526	15,638	—	17,899	—
Residential development	9,293	6,091	—	15,518	—
Commercial					
Term	13,729	10,532	—	11,966	—
LOC & other	10,778	7,846	—	7,949	—
Residential					
Mortgage	—	—	—	—	—
Home equity loans & lines	50	49	—	301	—
Consumer & other	21	21	—	4	—
With an allowance recorded:					
Commercial real estate					
Term & multifamily	41,016	41,016	1,198	28,936	1,113
Construction & development	1,091	1,091	14	2,400	672
Residential development	16,593	16,593	184	18,417	747
Commercial					
Term	—	—	—	443	182
LOC & other	—	—	—	795	9
Residential					
Mortgage	—	—	—	—	—
Home equity loans & lines	126	126	5	127	6
Consumer & other	—	—	—	—	—
Total:					
Commercial real estate	136,472	123,835	1,396	128,221	2,532
Commercial	24,507	18,378	—	21,153	191
Residential	176	175	5	428	6
Consumer & other	21	21	—	4	—
Total	$161,176	$142,409	$1,401	$149,806	$2,729

(in thousands)

	December 31, 2011				
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate					
Term & multifamily	$ 54,673	$ 44,486	$ —	$ 50,459	$ —
Construction & development	22,553	20,602	—	21,498	—
Residential development	30,575	23,473	—	33,864	—
Commercial					
Term	14,205	11,311	—	9,339	—
LOC & other	23,132	8,772	—	16,121	—
Residential					
Mortgage	—	—	—	—	—
Home equity loans & lines	—	—	—	—	—
Consumer & other	—	—	—	—	—
With an allowance recorded:					
Commercial real estate					
Term & multifamily	22,611	22,612	681	18,792	894
Construction & development	3,762	2,742	27	6,560	798
Residential development	26,326	26,326	464	32,810	1,120
Commercial					
Term	1,851	1,851	608	627	140
LOC & other	3,975	3,975	2,000	3,642	—
Residential					
Mortgage	—	—	—	143	—
Home equity loans & lines	129	129	4	52	3
Consumer & other	—	—	—	—	—
Total:					
Commercial real estate	160,500	140,241	1,172	163,983	2,812
Commercial	43,163	25,909	2,608	29,729	140
Residential	129	129	4	195	3
Consumer & other	—	—	—	—	—
Total	$203,792	$166,279	$3,784	$193,907	$2,955

The impaired loans for which these interest income amounts were recognized primarily relate to accruing restructured loans.

Non-Covered Credit Quality Indicators

As previously noted, the Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The Bank differentiates its lending portfolios into homogeneous loans (generally consumer loans) and non-homogeneous loans (generally all non-consumer loans). The 10 risk rating categories can be generally described by the following groupings for non-homogeneous loans:

Minimal Risk—A minimal risk loan, risk rated 1, is to a borrower of the highest quality. The borrower has an unquestioned ability to produce consistent profits and service all obligations and can absorb severe market disturbances with little or no difficulty.

Low Risk—A low risk loan, risk rated 2, is similar in characteristics to a minimal risk loan. Margins may be smaller or protective elements may be subject to greater fluctuation. The borrower will have a strong demonstrated ability to produce profits, provide ample debt service coverage and to absorb market disturbances.

Modest Risk—A modest risk loan, risk rated 3, is a desirable loan with excellent sources of repayment and no currently identifiable risk of collection. The borrower exhibits a very strong capacity to repay the credit in accordance with the repayment agreement. The borrower may be susceptible to economic cycles, but will have reserves to weather these cycles.

Average Risk—An average risk loan, risk rated 4, is an attractive loan with sound sources of repayment and no material collection or repayment weakness evident. The borrower has an acceptable capacity to pay in accordance with the agreement. The borrower is susceptible to economic cycles and more efficient competition, but should have modest reserves sufficient to survive all but the most severe downturns or major setbacks.

Acceptable Risk—An acceptable risk loan, risk rated 5, is a loan with lower than average, but still acceptable credit risk. These borrowers may have higher leverage, less certain but viable repayment sources, have limited financial reserves and may possess weaknesses that can be adequately mitigated through collateral, structural or credit enhancement. The borrower is susceptible to economic cycles and is less resilient to negative market forces or financial events. Reserves may be insufficient to survive a modest downturn.

Watch—A watch loan, risk rated 6, is still pass-rated, but represents the lowest level of acceptable risk due to an emerging risk element or declining performance trend. Watch ratings are expected to be temporary, with issues resolved or manifested to the extent that a higher or lower rating would be appropriate. The borrower should have a plausible plan, with reasonable certainty of success, to correct the problems in a short period of time. Borrowers rated watch are characterized by elements of uncertainty, such as:

- Borrower may be experiencing declining operating trends, strained cash flows or less-than anticipated performance. Cash flow should still be adequate to cover debt service, and the negative trends should be identified as being of a short-term or temporary nature.
- The borrower may have experienced a minor, unexpected covenant violation.
- Companies who may be experiencing tight working capital or have a cash cushion deficiency.
- Loans may also be a Watch if financial information is late, there is a documentation deficiency, the borrower has experienced unexpected management turnover, or if they face industry issues that, when combined with performance factors create uncertainty in their future ability to perform.
- Delinquent payments, increasing and material overdraft activity, request for bulge and/or out-of-formula advances may be an indicator of inadequate working capital and may suggest a lower rating.
- Failure of the intended repayment source to materialize as expected, or renewal of a loan (other than cash/ marketable security secured or lines of credit) without reduction are possible indicators of a watch or worse risk rating.

Special Mention—A special mention loan, risk rated 7, has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or the institution's credit position at some future date. They contain unfavorable characteristics and are generally undesirable. Loans in this category are currently protected but are potentially weak and constitute an undue and unwarranted credit risk, but not to the point of a Substandard classification. A special mention loan has potential weaknesses, which if not checked or corrected, weaken the asset or inadequately protect the Bank's position at some future date. Such weaknesses include:

- Performance is poor or significantly less than expected. There may be a temporary debt-servicing deficiency or inadequate working capital as evidenced by a cash cushion deficiency, but not to the extent that repayment is compromised. Material violation of financial covenants is common.

- Loans with unresolved material issues that significantly cloud the debt service outlook, even though a debt servicing deficiency does not currently exist.
- Modest underperformance or deviation from plan for real estate loans where absorption of rental/sales units is necessary to properly service the debt as structured. Depth of support for interest carry provided by owner/ guarantors may mitigate and provide for improved rating.
- This rating may be assigned when a loan officer is unable to supervise the credit properly, an inadequate loan agreement, an inability to control collateral, failure to obtain proper documentation, or any other deviation from prudent lending practices.
- Unlike a Substandard credit, there should be a reasonable expectation that these temporary issues will be corrected within the normal course of business, rather than liquidation of assets, and in a reasonable period of time.

Substandard—A substandard asset, risk rated 8, is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard. Loans are classified as substandard when they have unsatisfactory characteristics causing unacceptable levels of risk. A substandard loan normally has one or more well-defined weaknesses that could jeopardize repayment of the debt. The likely need to liquidate assets to correct the problem, rather than repayment from successful operations is the key distinction between special mention and substandard. The following are examples of well-defined weaknesses:

- Cash flow deficiencies or trends are of a magnitude to jeopardize current and future payments with no immediate relief. A loss is not presently expected, however the outlook is sufficiently uncertain to preclude ruling out the possibility.
- Borrower has been unable to adjust to prolonged and unfavorable industry or economic trends.
- Material underperformance or deviation from plan for real estate loans where absorption of rental/sales units is necessary to properly service the debt and risk is not mitigated by willingness and capacity of owner/ guarantor to support interest payments.
- Management character or honesty has become suspect. This includes instances where the borrower has become uncooperative.
- Due to unprofitable or unsuccessful business operations, some form of restructuring of the business, including liquidation of assets, has become the primary source of loan repayment. Cash flow has deteriorated, or been diverted, to the point that sale of collateral is now the Bank's primary source of repayment (unless this was the original source of repayment). If the collateral is under the Bank's control and is cash or other liquid, highly marketable securities and properly margined, then a more appropriate rating might be special mention or watch.
- The borrower is bankrupt, or for any other reason, future repayment is dependent on court action.
- There is material, uncorrectable faulty documentation or materially suspect financial information.

Doubtful—Loans classified as doubtful, risk rated 9, have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work towards strengthening of the asset, classification as a loss (and immediate charge-off) is deferred until more exact status may be determined. Pending factors include proposed merger, acquisition, liquidation procedures, capital injection, and perfection of liens on additional collateral and refinancing plans. In certain circumstances, a doubtful rating will be temporary, while the Bank is awaiting an updated collateral valuation. In these cases, once the collateral is valued and appropriate margin applied, the remaining un-collateralized portion will be charged off. The remaining balance, properly margined, may then be upgraded to Substandard, however must remain on non-accrual.

Loss—Loans classified as loss, risk rated 10, are considered un-collectible and of such little value that the continuance as an active Bank asset is not warranted. This rating does not mean that the loan has no recovery or salvage value, but rather that the loan should be charged off now, even though partial or full recovery may be possible in the future.

Impaired—Loans are classified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement, without unreasonable delay. This generally includes all loans classified as non-accrual and troubled debt restructurings. Impaired loans are risk rated for internal and regulatory rating purposes, but presented separately for clarification.

Homogeneous loans are not risk rated until they are greater than 30 days past due, and risk rating is based primarily on the past due status of the loan. The risk rating categories can be generally described by the following groupings for commercial and commercial real estate homogeneous loans:

Special Mention—A homogeneous special mention loan, risk rated 7, is 30-59 days past due from the required payment date at month-end.

Substandard—A homogeneous substandard loan, risk rated 8, is 60-119 days past due from the required payment date at month-end.

Doubtful—A homogeneous doubtful loan, risk rated 9, is 120-149 days past due from the required payment date at month-end.

Loss—A homogeneous loss loan, risk rated 10, is 150 days and more past due from the required payment date. These loans are generally charged-off in the month in which the 150 day time period elapses.

The risk rating categories can be generally described by the following groupings for residential and consumer and other homogeneous loans:

Special Mention—A homogeneous retail special mention loan, risk rated 7, is 30-89 days past due from the required payment date at month-end.

Substandard—A homogeneous retail substandard loan, risk rated 8, is an open-end loan 90-180 days past due from the required payment date at month-end or a closed-end loan 90-120 days past due from the required payment date at month-end.

Loss—A homogeneous retail loss loan, risk rated 10, is a closed-end loan that becomes past due 120 cumulative days or an open-end retail loan that becomes past due 180 cumulative days from the contractual due date. These loans are generally charged-off in the month in which the 120 or 180 day period elapses.

The following table summarizes our internal risk rating by loan class for the non-covered loan portfolio as of December 31, 2012 and December 31, 2011:

(in thousands)

							December 31, 2012
	Pass/Watch	Special Mention	Substandard	Doubtful	Loss	Impaired	Total
Commercial real estate							
Term & multifamily	$3,515,753	$203,643	$134,625	$—	$ —	$ 84,422	$3,938,443
Construction & development	166,660	12,666	6,063	—	—	16,729	202,118
Residential development	25,082	4,379	5,064	—	—	22,684	57,209
Commercial							
Term	718,122	22,255	46,893	—	—	10,532	797,802
LOC & other	880,385	19,521	15,576	—	—	7,846	923,328
Residential							
Mortgage	469,325	3,507	1,120	—	2,627	—	476,579
Home equity loans & lines	258,252	1,612	—	—	758	175	260,797
Consumer & other	36,797	419	57	—	33	21	37,327
Total	$6,070,376	$268,002	$209,398	$—	$3,418	$142,409	$6,693,603
Deferred loan fees, net							(12,523)
Total							$6,681,080

							December 31, 2011
	Pass/Watch	Special Mention	Substandard	Doubtful	Loss	Impaired	Total
Commercial real estate							
Term & multifamily	$3,068,803	$275,475	$146,919	$—	$ —	$ 67,098	$3,558,295
Construction & development	109,434	19,946	12,342	—	—	23,344	165,066
Residential development	24,801	6,740	8,733	—	—	49,799	90,073
Commercial							
Term	586,365	16,631	9,608	—	—	13,162	625,766
LOC & other	775,495	22,051	22,706	—	—	12,747	832,999
Residential							
Mortgage	309,478	2,106	296	—	4,047	—	315,927
Home equity loans & lines	268,731	683	773	—	1,876	129	272,192
Consumer & other	38,098	82	254	—	426	—	38,860
Total	$5,181,205	$343,714	$201,631	$—	$6,349	$166,279	$5,899,178
Deferred loan fees, net							(11,080)
Total							$5,888,098

The percentage of non-covered impaired loans classified as watch, special mention, and substandard was 9.0%, 1.7%, and 89.3%, respectively, as of December 31, 2012. The percentage of non-covered impaired loans classified as special mention, substandard, and loss was 3.8%, 96.0%, and 0.2%, respectively, as of December 31, 2011.

Troubled Debt Restructurings

At December 31, 2012 and December 31, 2011, impaired loans of $70.6 million and $80.6 million were classified as accruing restructured loans, respectively. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. The restructured loans on accrual status represent the only impaired loans accruing interest. In order for a restructured loan to be considered for accrual status, the loan's collateral coverage generally will be greater than or equal to 100% of the loan balance, the loan is current on payments, and the borrower must either prefund an interest reserve or demonstrate the ability to make payments from a verified source of cash flow. Impaired restructured loans carry a specific allowance and the allowance on impaired restructured loans is calculated consistently across the portfolios.

As a result of adopting the amendments in Accounting Standards Update No. 2011-02 on January 1, 2011, the Company reassessed all restructurings that occurred on or after the beginning of January 1, 2011 for identification as troubled debt restructurings. The Company identified as troubled debt restructurings certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as troubled debt restructurings, the Company identified them as impaired under the guidance in Section 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of December 31, 2012 and December 31, 2011, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under Section 310-10-35 was $0.3 million and $5.4 million, respectively and there was no allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, respectively. In evaluating concessions made during the year, the Company frequently obtained adequate compensation for concessions made. Adequate compensation includes any or a combination of additional collateral or guarantor(s), pre-funded payment reserves, shortened amortization, principal paydown and adjustment to or above current market interest rate. As a result, few loans qualified as troubled debt restructuring under the new definitions outlined in Section 310-10-35.

There were no available commitments for troubled debt restructurings outstanding as of December 31, 2012 and there were $205,000 as of December 31, 2011.

The following tables present troubled debt restructurings by accrual versus non-accrual status and by loan class as of December 31, 2012 and December 31, 2011:

(in thousands)

	December 31, 2012		
	Accrual Status	Non-Accrual Status	Total Modifications
Commercial real estate			
Term & multifamily	$39,613	$16,605	$ 56,218
Construction & development	12,552	3,516	16,068
Residential development	17,141	4,921	22,062
Commercial			
Term	350	4,641	4,991
LOC & other	820	1,493	2,313
Residential			
Mortgage	—	—	—
Home equity loans & lines	126	—	126
Consumer & other	—	—	—
Total	$70,602	$31,176	$101,778

(in thousands)

	December 31, 2011		
	Accrual Status	Non-Accrual Status	Total Modifications
Commercial real estate			
Term & multifamily	$22,611	$21,951	$ 44,562
Construction & development	19,996	921	20,917
Residential development	33,964	11,969	45,933
Commercial			
Term	3,863	1,762	5,625
LOC & other	—	6,973	6,973
Residential			
Mortgage	—	—	—
Home equity loans & lines	129	—	129
Consumer & other	—	—	—
Total	$80,563	$43,576	$124,139

The Bank's policy is that loans placed on non-accrual will typically remain on non-accrual status until all principal and interest payments are brought current and the prospect for future payment in accordance with the loan agreement appear relatively certain. The Bank's policy generally refers to six months of payment performance as sufficient to warrant a return to accrual status.

The types of modifications offered can generally be described in the following categories:

Rate Modification—A modification in which the interest rate is modified.

Term Modification —A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest Only Modification—A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification—A modification in which the payment amount is changed, other than an interest only modification described above.

Combination Modification—Any other type of modification, including the use of multiple types of modifications.

The following tables present newly non-covered restructured loans that occurred during the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	December 31, 2012					
	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total Modifications
Commercial real estate						
Term & multifamily	$14,920	$—	$—	$ —	$7,317	$22,237
Construction & development	—	—	—	—	—	—
Residential development	—	—	—	—	—	—
Commercial						
Term	—	—	—	—	—	—
LOC & other	—	—	—	820	—	820
Residential						
Mortgage	—	—	—	—	—	—
Home equity loans & lines	—	—	—	—	—	—
Consumer & other	—	—	—	—	—	—
Total	$14,920	$—	$—	$820	$7,317	$23,057

(in thousands)

						December 31, 2011
	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total Modifications
Commercial real estate						
Term & multifamily	$ —	$ —	$—	$ —	$34,943	$34,943
Construction & development	—	—	—	—	13,760	13,760
Residential development	279	354	—	—	9,090	9,723
Commercial						
Term	—	—	—	70	5,311	5,381
LOC & other	—	—	—	—	4,050	4,050
Residential						
Mortgage	—	—	—	—	—	—
Home equity loans & lines	—	130	—	—	—	130
Consumer & other	—	—	—	—	—	—
Total	$279	$484	$—	$ 70	$67,154	$67,987

For the periods presented in the tables above, the outstanding recorded investment was the same pre and post modification.

The following tables represent financing receivables modified as troubled debt restructurings within the previous 12 months for which there was a payment default during the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	2012	2011
Commercial real estate		
Term & multifamily	$217	$ 9,642
Construction & development	—	—
Residential development	633	1,767
Commercial		
Term	—	140
LOC & other	26	—
Residential		
Mortgage	—	—
Home equity loans & lines	—	—
Consumer & other	—	—
Total	$876	$11,549

NOTE 7. COVERED ASSETS AND INDEMNIFICATION ASSET

Covered Loans

Loans acquired in a FDIC-assisted acquisition that are subject to a loss-share agreement are referred to as "covered loans" and reported separately in our statements of financial condition. Covered loans are reported exclusive of the cash flow reimbursements expected from the FDIC.

Acquired loans are valued as of acquisition date in accordance with ASC 805. Loans purchased with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are accounted for under FASB ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality* ("ASC 310-30"). Because of the significant fair value discounts associated with the acquired portfolios, the concentration of real estate related loans (to finance or secured by real estate collateral) and the decline in real estate values in the regions serviced, and after considering the underwriting standards of the acquired originating bank, the Company elected to account for all acquired loans under ASC 310-30. Under ASC 805 and ASC 310-30, loans are to be recorded at fair value at acquisition date, factoring in credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for loan losses is not carried over or recorded as of the acquisition date. We have aggregated the acquired loans into various loan pools based on multiple layers of common risk characteristics for the purpose of determining their respective fair values as of their acquisition dates, and for applying the subsequent recognition and measurement provisions for income accretion and impairment testing.

The covered loans acquired are, and will continue to be, subject to the Company's internal and external credit review and monitoring. To the extent there is experienced or projected credit deterioration on the acquired loan pools subsequent to amounts estimated at the previous remeasurement date, this deterioration will be measured, and a provision for credit losses will be charged to earnings. Additionally, provision for credit losses will be recorded on advances on covered loans subsequent to acquisition date in a manner consistent with the allowance for non-covered loan and lease losses. These provisions will be mostly offset by an increase to the FDIC indemnification asset, which is recognized in non-interest income.

Covered Loans

The following table presents the major types of covered loans as of December 31, 2012 and December 31, 2011:

(in thousands)

	December 31, 2012			
	Evergreen	**Rainier**	**Nevada Security**	**Total**
Commercial real estate				
Term & multifamily	$ 72,888	$199,685	$105,436	$378,009
Construction & development	4,941	637	6,133	11,711
Residential development	3,840	—	5,954	9,794
Commercial				
Term	9,961	2,230	11,333	23,524
LOC & other	4,984	7,081	2,932	14,997
Residential				
Mortgage	3,948	22,059	1,818	27,825
Home equity loans & lines	3,478	17,178	2,786	23,442
Consumer & other	1,855	4,143	53	6,051
Total	$105,895	$253,013	$136,445	$495,353
Allowance for covered loans				(18,275)
Total				$477,078

	December 31, 2011			
	Evergreen	Rainier	Nevada Security	Total
Commercial real estate				
Term & multifamily	$ 99,346	$248,206	$126,502	$474,054
Construction & development	7,241	711	6,868	14,820
Residential development	7,809	227	9,727	17,763
Commercial				
Term	14,911	5,807	13,432	34,150
LOC & other	8,776	8,854	5,796	23,426
Residential				
Mortgage	6,320	27,320	1,863	35,503
Home equity loans & lines	4,660	21,055	3,370	29,085
Consumer & other	2,394	5,541	35	7,970
Total	$151,457	$317,721	$167,593	$636,771
Allowance for covered loans				(14,320)
Total				$622,451

The outstanding contractual unpaid principal balance, excluding purchase accounting adjustments, at December 31, 2012 was $137.7 million, $297.0 million and $198.4 million, for Evergreen, Rainier, and Nevada Security, respectively, as compared to $209.5 million, $379.0 million and $260.2 million, for Evergreen, Rainier, and Nevada Security, respectively, at December 31, 2011.

In estimating the fair value of the covered loans at the acquisition date, we (a) calculated the contractual amount and timing of undiscounted principal and interest payments and (b) estimated the amount and timing of undiscounted expected principal and interest payments. The difference between these two amounts represents the nonaccretable difference.

On the acquisition date, the amount by which the undiscounted expected cash flows exceed the estimated fair value of the acquired loans is the "accretable yield". The accretable yield is then measured at each financial reporting date and represents the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans.

The following table presents the changes in the accretable yield for the years ended December 31, 2012 and 2011 for each respective acquired loan portfolio:

(in thousands)

	December 31, 2012			
	Evergreen	Rainier	Nevada Security	Total
Balance, beginning of period	$ 56,479	$120,333	$ 61,021	$237,833
Accretion to interest income	(21,237)	(30,325)	(19,969)	(71,531)
Disposals	(9,688)	(19,705)	(5,214)	(34,607)
Reclassifications from nonaccretable difference	9,013	32,165	10,515	51,693
Balance, end of period	$ 34,567	$102,468	$ 46,353	$183,388

(in thousands)

	December 31, 2011			
	Evergreen	Rainier	Nevada Security	Total
Balance, beginning of period	$ 90,770	$172,614	$ 73,515	$336,899
Accretion to interest income	(26,240)	(35,382)	(22,580)	(84,202)
Disposals	(10,575)	(19,893)	(4,595)	(35,063)
Reclassifications from nonaccretable difference	2,524	2,994	14,681	20,199
Balance, end of period	$ 56,479	$120,333	$ 61,021	$237,833

Allowance for Covered Loan and Lease Losses

The following table summarizes activity related to the allowance for covered loan and lease losses by covered loan portfolio segment for the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	December 31, 2012				
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Balance, beginning of period	$ 8,939	$ 3,964	$ 991	$ 426	$14,320
Charge-offs	(2,921)	(1,613)	(596)	(659)	(5,789)
Recoveries	1,264	733	237	105	2,339
Provision	4,847	1,896	172	490	7,405
Balance, end of period	$12,129	$ 4,980	$ 804	$ 362	$18,275

(in thousands)

	December 31, 2011				
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Balance, beginning of period	$ 2,465	$ 176	$ 56	$ 24	$ 2,721
Charge-offs	(3,177)	(660)	(1,657)	(1,192)	(6,686)
Recoveries	1,348	512	142	142	2,144
Provision	8,303	3,936	2,450	1,452	16,141
Balance, end of period	$ 8,939	$3,964	$ 991	$ 426	$14,320

The following table presents the allowance and recorded investment in covered loans by portfolio segment as of December 31, 2012 and 2011:

(in thousands)

	December 31, 2012				
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Allowance for covered loans and leases:					
Loans acquired with deteriorated credit quality(1)	$ 11,756	$ 4,559	$ 755	$ 315	$ 17,385
Collectively evaluated for impairment(2)	373	421	49	47	890
Total	$ 12,129	$ 4,980	$ 804	$ 362	$ 18,275
Covered loans and leases:					
Loans acquired with deteriorated credit quality(1)	$393,464	$25,402	$46,382	$3,360	$468,608
Collectively evaluated for impairment(2)	6,050	13,119	4,885	2,691	26,745
Total	$399,514	$38,521	$51,267	$6,051	$495,353

					December 31, 2011
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Allowance for covered loans and leases:					
Loans acquired with deteriorated credit quality(1)	$ 8,491	$ 3,366	$ 955	$ 395	$ 13,207
Collectively evaluated for impairment(2)	448	598	36	31	1,113
Total	$ 8,939	$ 3,964	$ 991	$ 426	$ 14,320
Covered loans and leases:					
Loans acquired with deteriorated credit quality(1)	$503,575	$39,427	$59,980	$5,410	$608,392
Collectively evaluated for impairment(2)	3,062	18,149	4,608	2,560	28,379
Total	$506,637	$57,576	$64,588	$7,970	$636,771

(1) In accordance with ASC 310-30, the valuation allowance is netted against the carrying value of the covered loan and lease balance.

(2) The allowance on covered loan and lease losses includes an allowance on covered loan advances on acquired loans subsequent to acquisition.

The valuation allowance on covered loans was reduced by recaptured provision of $3.8 million and $3.5 million for the years ended December 31, 2012 and 2011, respectively.

Covered Credit Quality Indicators

Covered loans are risk rated in a manner consistent with non-covered loans. As previously noted, the Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The 10 risk rating groupings are described fully in Note 6. The below table includes both loans acquired with deteriorated credit quality accounted for under ASC 310-30 and covered loan advances on acquired loans subsequent to acquisition.

The following table summarizes our internal risk rating grouping by covered loans, net as of December 31, 2012 and December 31, 2011:

(in thousands)

						December 31, 2012
	Pass/Watch	Special Mention	Substandard	Doubtful	Loss	Total
Commercial real estate						
Term & multifamily	$243,723	$47,880	$62,811	$14,925	$—	$369,339
Construction & development	1,792	195	4,315	3,386	—	9,688
Residential development	—	391	6,658	1,309	—	8,358
Commercial						
Term	9,020	3,401	4,986	2,021	—	19,428
LOC & other	11,498	354	1,080	1,181	—	14,113
Residential						
Mortgage	27,596	—	—	—	—	27,596
Home equity loans & lines	22,790	—	77	—	—	22,867
Consumer & other	5,689	—	—	—	—	5,689
Total	$322,108	$52,221	$79,927	$22,822	$—	$477,078

	December 31, 2011					
	Pass/Watch	Special Mention	Substandard	Doubtful	Loss	Total
Construction & development						
Term & multifamily	$329,273	$58,610	$68,521	$12,343	$—	$468,747
Construction & development	1,552	1,410	6,733	3,410	—	13,105
Residential development	1,187	405	8,394	5,808	—	15,794
Commercial						
Term	18,006	1,661	8,244	3,228	—	31,139
LOC & other	13,605	2,756	5,607	556	—	22,524
Residential						
Mortgage	35,233	—	—	—	—	35,233
Home equity loans & lines	28,223	—	143	—	—	28,366
Consumer & other	7,543	—	—	—	—	7,543
Total	$434,622	$64,842	$97,642	$25,345	$—	$622,451

Covered Other Real Estate Owned

All other real estate owned ("OREO") acquired in FDIC-assisted acquisitions that are subject to a FDIC loss-share agreement are referred to as "covered OREO" and reported separately in our statements of financial position. Covered OREO is reported exclusive of expected reimbursement cash flows from the FDIC. Foreclosed covered loan collateral is transferred into covered OREO at the collateral's net realizable value, less selling costs.

Covered OREO was initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs. Subsequent to acquisition, loan collateral transferred to OREO is at its net realizable value. Any subsequent valuation adjustments due to declines in fair value will be charged to non-interest expense, and will be mostly offset by non-interest income representing the corresponding increase to the FDIC indemnification asset for the offsetting loss reimbursement amount. Any recoveries of previous valuation adjustments will be credited to non-interest expense with a corresponding charge to non-interest income for the portion of the recovery that is due to the FDIC.

The following table summarizes the activity related to the covered OREO for the years ended December 31, 2012 and 2011:

(in thousands)

	2012	2011
Balance, beginning of period	$ 19,491	$ 29,863
Additions to covered OREO	6,987	15,271
Dispositions of covered OREO	(11,458)	(16,934)
Valuation adjustments in the period	(4,646)	(8,709)
Balance, end of period	$ 10,374	$ 19,491

FDIC Indemnification Asset

The Company has elected to account for amounts receivable under the loss-share agreement as an indemnification asset in accordance with FASB ASC 805, *Business Combinations.* The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the present value and the undiscounted cash flows the Company expects to collect from the FDIC will be accreted into non-interest income over the life of the FDIC indemnification asset.

Subsequent to initial recognition, the FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of the covered assets. These adjustments are measured on the same basis as the related covered loans and covered other real estate owned. Any increases in cash flow of the covered assets over those expected will reduce the FDIC indemnification asset and any decreases in cash flow of the covered assets under those expected will increase the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to non-interest income. The resulting carrying value of the indemnification asset represents the amounts recoverable from the FDIC for future expected losses, and the amounts due from the FDIC for claims related to covered losses the Company have incurred less amounts due back to the FDIC relating to shared recoveries.

The following table summarizes the activity related to the FDIC indemnification asset for each respective acquired portfolio for years ended December 31, 2012 and 2011:

(in thousands)

	December 31, 2012			
	Evergreen	Rainier	Nevada Security	Total
Balance, beginning of period	$ 28,547	$28,272	$ 34,270	$ 91,089
Change in FDIC indemnification asset	(9,611)	(6,355)	732	(15,234)
Transfers to due from FDIC and other	(4,060)	(6,807)	(12,190)	(23,057)
Balance, end of period	$ 14,876	$15,110	$ 22,812	$ 52,798
	December 31, 2011			
	Evergreen	Rainier	Nevada Security	Total
Balance, beginning of period	$ 40,606	$43,726	$ 62,081	$146,413
Change in FDIC indemnification asset	1,357	(7,343)	(182)	(6,168)
Transfers to due from FDIC and other	(13,416)	(8,111)	(27,629)	(49,156)
Balance, end of period	$ 28,547	$28,272	$ 34,270	$ 91,089

NOTE 8. PREMISES AND EQUIPMENT

The following table presents the major components of premises and equipment at December 31, 2012 and 2011:

(in thousands)

	2012	2011
Land	$ 26,438	$ 24,855
Buildings and improvements	134,464	127,028
Furniture, fixtures and equipment	121,086	108,599
Construction in progress	10,488	10,360
Total premises and equipment	292,476	270,842
Less: Accumulated depreciation and amortization	(129,809)	(118,476)
Premises and equipment, net	$ 162,667	$ 152,366

Depreciation expense totaled $17.6 million, $16.5 million and $14.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Umpqua's subsidiaries have entered into a number of non-cancelable lease agreements with respect to premises and equipment. See Note 20 for more information regarding rental expense, net of rent income, and minimum annual rental commitments under non-cancelable lease agreements.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill and other intangible assets for the years ended December 31, 2009, 2010, 2011, and 2012. Goodwill is reflected by operating segment; all other intangible assets are related to the Community Banking segment.

(in thousands)

	Goodwill					
	Community Banking			Wealth Management		
	Gross	Accumulated Impairment	Total	Gross	Accumulated Impairment	Total
Balance, December 31, 2009	$719,255	$(111,952)	$607,303	$3,697	$(982)	$2,715
Net additions	45,954	—	45,954	—	—	—
Reductions	(96)	—	(96)	—	—	—
Balance, December 31, 2010	765,113	(111,952)	653,161	3,697	(982)	2,715
Net additions	247	—	247	—	—	—
Reductions	(44)	—	(44)	—	—	—
Balance, December 31, 2011	765,316	(111,952)	653,364	3,697	(982)	2,715
Net additions	12,545	—	12,545	—	—	—
Reductions	(452)	—	(452)	—	—	—
Balance, December 31, 2012	$777,409	$(111,952)	$665,457	$3,697	$(982)	$2,715

	Other Intangible Assets		
	Gross	Accumulated Amortization	Net
Balance, December 31, 2009	$ 56,213	$ (26,597)	$ 29,616
Net additions	7,016	—	7,016
Reductions	(5,150)	—	(5,150)
Amortization	—	(5,389)	(5,389)
Balance, December 31, 2010	58,079	(31,986)	26,093
Net additions	—	—	—
Amortization	—	(4,948)	(4,948)
Balance, December 31, 2011	58,079	(36,934)	21,145
Net additions	830	—	830
Amortization	—	(4,816)	(4,816)
Balance, December 31, 2012	$ 58,909	$ (41,750)	$ 17,159

Goodwill additions in 2012 relate to the Circle acquisition and represent the excess of the total purchase price paid over the fair value of the assets acquired, net of the fair values of liabilities assumed. Additional information on the acquisition and purchase price allocation is provided in Note 2. Goodwill additions in 2011 relate to purchase accounting adjustments finalized relating to the Rainier acquisition. Goodwill additions in 2010 relate to the Evergreen, Rainier and Nevada Security acquisitions and represent the excess of the total purchase price paid over the fair values of the assets acquired, net of the fair values of liabilities assumed. The reductions to goodwill include decreases of $452,000, $44,000, and $96,000 in 2012, 2011, and 2010, respectively, due to the recognition of tax benefits upon exercise of fully vested acquired stock options.

Intangible additions in 2012 relate to the Circle acquisition and represent core deposits, which includes all deposits except certificates of deposit. Intangible additions in 2010 relate to the Evergreen, Rainier, and Nevada Security acquisitions and represent core deposits, which includes all deposits except certificates of deposit, and an insurance related customer relationship, which was sold in the second quarter of 2010 for the same value recorded in the purchase price allocation. The values of the core deposit intangible assets were determined by an analysis of the cost differential between the core deposits and alternative funding sources. The value of the insurance related customer relationship was determined based on market indicators. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and are also reviewed for impairment. We amortize other intangible assets on an accelerated or straight-line basis over an estimated ten to fifteen year life. No impairment losses separate from the scheduled amortization have been recognized in the periods presented.

The Company conducted its annual evaluation of goodwill for impairment at both December 31, 2012 and 2011, respectively. At both dates, in the first step of the goodwill impairment test, the Company determined that the fair value of the Community Banking and Wealth Management reporting units exceeded its carrying amount. The significant assumptions and methodology utilized to test for goodwill impairment as of December 31, 2012 were consistent with those used at December 31, 2011.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; adverse action or assessment by a regulator; and unanticipated competition.

Under recently issued guidance, the Company has the option to perform a qualitative assessment before completing the goodwill impairment test two-step process. The first step compares the fair value of a reporting unit to its carrying value. If the reporting unit's fair value is less than its carrying value, the Company would be required to proceed to the second step. In the second step the Company calculates the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The estimated fair value of the Company is allocated to all of the Company's assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the reporting unit is the price paid to acquire it. The allocation process is performed only for purposes of determining the amount of goodwill impairment. No assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process. Any excess of the estimated purchase price over the fair value of the reporting unit's net assets represents the implied fair value of goodwill. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss would be recognized as a charge to earnings in an amount equal to that excess. The Company performs the first step on an annual basis and in between if certain events or circumstances indicate goodwill may be impaired.

The table below presents the forecasted amortization expense for intangible assets acquired in all mergers:

(in thousands)

Year	Expected Amortization
2013	$ 4,782
2014	4,529
2015	4,286
2016	2,520
2017	549
Thereafter	493
	$17,159

NOTE 10. MORTGAGE SERVICING RIGHTS

The following table presents the changes in the Company's mortgage servicing rights ("MSR") for the years ended December 31, 2012, 2011 and 2010:

(in thousands)

	2012	2011	2010
Balance, beginning of year	$18,184	$14,454	$12,625
Additions for new mortgage servicing rights capitalized	17,710	6,720	5,645
Acquired mortgage servicing rights	—	—	62
Changes in fair value:			
Due to changes in model inputs or assumptions(1)	(4,651)	(858)	(1,598)
Other(2)	(3,815)	(2,132)	(2,280)
Balance, end of year	$27,428	$18,184	$14,454

(1) Principally reflects changes in discount rates and prepayment speed assumptions, which are primarily affected by changes in interest rates.

(2) Represents changes due to collection/realization of expected cash flows over time.

Information related to our serviced loan portfolio as of December 31, 2012, 2011, and 2010 is as follows:

(dollars in thousands)

	December 31, 2012	December 31, 2011	December 31, 2010
Balance of loans serviced for others	$3,162,080	$2,009,849	$1,603,414
MSR as a percentage of serviced loans	0.87%	0.90%	0.90%

The amount of contractually specified servicing fees, late fees and ancillary fees earned, recorded in mortgage banking revenue on the *Consolidated Statements of Income*, was $6.6 million, $4.7 million and $3.9 million for the years ended December 31, 2012, 2011 and 2010.

NOTE 11. NON-COVERED OTHER REAL ESTATE OWNED, NET

The following table presents the changes in non-covered other real estate owned ("OREO") for the years ended December 31, 2012, 2011 and 2010:

(in thousands)

	2012	2011	2010
Balance, beginning of period	$ 34,175	$ 32,791	$ 24,566
Additions to OREO due to acquisition	1,602	—	—
Additions to OREO	17,699	47,414	41,491
Dispositions of OREO	(29,442)	(37,083)	(29,192)
Valuation adjustments in the period	(6,896)	(8,947)	(4,074)
Balance, end of period	$ 17,138	$ 34,175	$ 32,791

OREO properties are recorded at the lower of the recorded investment in the loan (prior to foreclosure) or the fair market value of the property less expected selling costs. The Company recognized valuation allowances of $1.8 million, $5.1 million, and $2.4 million on its non-covered OREO balances as of December 31, 2012, 2011 and 2010, respectively. Valuation allowances on non-covered OREO balances are based on updated appraisals of the underlying properties as received during a period or management's authorization to reduce the selling price of a property during the period.

NOTE 12. OTHER ASSETS

Other assets consisted of the following at December 31, 2012 and 2011:

(in thousands)

	2012	2011
Cash surrender value of life insurance policies	$ 93,831	$ 92,555
Accrued interest receivable	26,998	30,617
Derivative assets	23,942	7,955
Income taxes receivable	12,859	14,715
Due from FDIC	12,606	26,510
Prepaid FDIC deposit assessment	12,307	18,739
Equity method investments	11,031	12,400
Investment in unconsolidated Trusts	6,933	6,934
Deferred tax assets, net	3,529	—
Other	32,025	33,277
Total	$236,061	$243,702

The amount due from the FDIC relates to the FDIC-assisted acquisitions of Evergreen, Rainier, and Nevada Security. See further discussion at Note 7.

The Company invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Company accounts for the investments under the equity method. The Company's remaining capital commitments to these partnerships at December 31, 2012 and 2011 were approximately $4.1 million and $6.9 million, respectively. Such amounts are included in other liabilities on the consolidated balance sheets.

Also see Note 18 for information on the Company's investment in Trusts and Note 21 for information on the Company's derivatives.

NOTE 13. INCOME TAXES

The following table presents the components of income tax expense (benefit) attributable to continuing operations included in the *Consolidated Statements of Income* for the years ended December 31:

	Current	Deferred	Total
YEAR ENDED DECEMBER 31, 2012:			
Federal	$44,268	$ (426)	$43,842
State	2,632	6,847	9,479
	$46,900	$ 6,421	$53,321
YEAR ENDED DECEMBER 31, 2011:			
Federal	$29,932	$ (40)	$29,892
State	4,810	2,040	6,850
	$34,742	$ 2,000	$36,742
YEAR ENDED DECEMBER 31, 2010:			
Federal	$ (1,714)	$ 6,364	$ 4,650
State	3,126	(1,971)	1,155
	$ 1,412	$ 4,393	$ 5,805

The following table presents a reconciliation of income taxes computed at the Federal statutory rate to the actual effective rate for the years ended December 31:

	2012	2011	2010
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State tax, net of Federal income tax	4.4%	3.8%	2.5%
Tax-exempt income	-3.0%	-3.7%	-13.6%
Tax credits	-1.1%	-1.5%	-5.5%
Other	-0.9%	-0.6%	-1.4%
Effective income tax rate	34.4%	33.0%	17.0%

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax assets (liabilities) (recorded in other liabilities or/and other assets on the consolidated balance sheets) as of December 31:

(in thousands)

	2012	2011
DEFERRED TAX ASSETS:		
Allowance for loan and lease losses	$ 33,782	$ 36,221
Covered loans	28,610	38,812
Accrued severance and deferred compensation	13,376	10,976
Covered other real estate owned	5,120	6,284
Non-covered loans	4,759	2,607
Tax credits	3,655	6,815
Discount on trust preferred securities	2,450	2,535
Non-covered other real estate owned	1,974	6,566
Basis differences of stock and securities	1,527	2,335
Net operating loss carryforwards	—	1,291
Other	10,725	9,826
Total gross deferred tax assets	105,978	124,268
DEFERRED TAX LIABILITIES:		
FDIC indemnification asset	25,912	45,817
Fair market value adjustment on junior subordinated debentures	19,567	20,099
Unrealized gain on investment securities	16,306	22,713
Mortgage servicing rights	10,847	7,058
Premises and equipment depreciation	8,834	8,789
Deferred loan fees	5,706	4,983
Intangibles	5,161	4,928
Leased assets	3,930	4,251
Other	6,186	6,063
Total gross deferred tax liabilities	102,449	124,701
Net deferred tax assets (liabilities)	$ 3,529	$ (433)

The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax assets of $106.0 million and $124.3 million at December 31, 2012 and 2011, respectively, will be realized principally through future reversals of existing taxable temporary differences. Management further believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carry-back to prior years or through the reversal of future temporary taxable differences.

The tax credits consist entirely of state tax credits at December 31, 2012 and 2011. The state tax credits, comprised primarily of State of Oregon Business Energy Tax Credits ("BETC"), will be utilized to offset future state income taxes. Most of the state tax credits benefit a five-year period, with an eight-year carry-forward allowed. Management believes, based upon the Company's historical performance that the deferred tax assets relating to these tax credits will be realized in the normal course of operations, and, accordingly, management has not reduced these deferred tax assets by a valuation allowance.

The Company's California state net operating loss carry forward of $1.3 million at December 31, 2011 is expected to be realized in the normal course of operations.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as the Oregon and California state jurisdictions. The Company is no longer subject to U.S. federal and Oregon state tax authorities examinations for years before 2009 and California state tax authority examinations for years before 2005.

In accordance with the provisions of FASB 740, *Income Taxes*, ("ASC 740"), relating to the accounting for uncertainty in income taxes, the Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities' examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment.

The Company recorded an increase in its liability for unrecognized tax benefits relating to California tax incentives and temporary differences in the amount of $47,000 during 2012 and a reduction of $39,000 during 2011. The Company had gross unrecognized tax benefits recorded as of December 31, 2012 and 2011 in the amounts of $598,000 and $550,000, respectively. If recognized the unrecognized tax benefit would reduce the 2012 annual effective tax rate by 0.3%. The Company recognized a benefit of $6,000 and $4,000 during 2012 and 2011 in interest reversed primarily due to the reductions of its liability for unrecognized tax benefits. Interest benefit is reported by the Company as a component of tax expense. As of December 31, 2012 and 2011, the accrued interest related to unrecognized tax benefits is $168,000 and $167,000, respectively.

Detailed below is a reconciliation of the Company's unrecognized tax benefits, gross of any related tax benefits, for the years ended December 31, 2012 and 2011, respectively:

(in thousands)

	2012	2011
Balance, beginning of period	$550	$589
Effectively settled positions	(39)	—
Changes for tax positions of prior years	87	(39)
Balance, end of period	$598	$550

NOTE 14. INTEREST BEARING DEPOSITS

The following table presents the major types of interest bearing deposits at December 31, 2012 and 2011:

(in thousands)

	2012	2011
Interest bearing demand	$1,215,002	$ 993,579
Money market	3,407,047	3,661,785
Savings	475,325	386,528
Time, $100,000 and over	1,429,153	1,629,505
Time less than $100,000	573,834	652,172
Total interest bearing deposits	$7,100,361	$7,323,569

The following table presents interest expense for each deposit type for the years ended December 31, 2012, 2011 and 2010:

(in thousands)

	2012	2011	2010
Interest bearing demand	$ 1,980	$ 3,056	$ 4,677
Money market	7,193	17,236	26,412
Savings	291	356	543
Time, $100,000 and over	16,067	25,771	31,735
Other time less than $100,000	5,602	9,324	12,874
Total interest on deposits	$31,133	$55,743	$76,241

The following table presents the scheduled maturities of time deposits as of December 31, 2012:

(in thousands)

Year	Amount
2013	$1,398,213
2014	288,655
2015	85,305
2016	149,341
2017	78,616
Thereafter	2,857
Total time deposits	$2,002,987

The following table presents the remaining maturities of time deposits of $100,000 or more as of December 31, 2012:

(in thousands)

	Amount
Three months or less	$ 336,783
Over three months through six months	205,786
Over six months through twelve months	438,500
Over twelve months	448,084
Time, $100,000 and over	$1,429,153

NOTE 15. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following table presents information regarding securities sold under agreements to repurchase at December 31, 2012 and 2011:

(dollars in thousands)

	Repurchase Amount	Weighted Average Interest Rate	Carrying Value of Underlying Assets	Market Value of Underlying Assets
December 31, 2012	$137,075	0.14%	$139,373	$139,373
December 31, 2011	$124,605	0.35%	$129,810	$129,810

The securities underlying agreements to repurchase entered into by the Bank are for the same securities originally sold, with a one-day maturity. In all cases, the Bank maintains control over the securities. Securities sold under agreements to repurchase averaged approximately $142.4 million, $113.1 million, and $54.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. The maximum amount outstanding at any month end for the years ended December 31, 2012, 2011 and

2010, was $166.3 million, $148.2 million, and $73.8 million, respectively. Investment securities are pledged as collateral in an amount equal to or greater than the repurchase agreements.

NOTE 16. FEDERAL FUNDS PURCHASED

At December 31, 2012 and 2011, the Company had no outstanding federal funds purchased balances. The Bank had available lines of credit with the FHLB totaling $1.9 billion at December 31, 2012. The Bank had available lines of credit with the Federal Reserve totaling $425.2 million subject to certain collateral requirements, namely the amount of certain pledged loans at December 31, 2012. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $185.0 million at December 31, 2012. At December 31, 2012, the lines of credit had interest rates ranging from 0.3% to 0.8%. Availability of the lines is subject to federal funds balances available for loan and continued borrower eligibility and are reviewed and renewed periodically throughout the year. These lines are intended to support short-term liquidity needs, and the agreements may restrict consecutive day usage.

NOTE 17. TERM DEBT

The Bank had outstanding secured advances from the FHLB and other creditors at December 31, 2012 and 2011 with carrying values of $253.6 million and $255.7 million, respectively.

The following table summarizes the future contractual maturities of borrowed funds (excluding the remaining unamortized purchase accounting adjustments relating to the Rainier acquisition of $8.1 million) as of December 31, 2012:

(in thousands)

Year	Amount
2013	$ —
2014	—
2015	—
2016	190,016
2017	55,000
Thereafter	527
Total borrowed funds	$245,543

The maximum amount outstanding from the FHLB under term advances at month end during 2012 and 2011 was $245.0 million and $250.0 million, respectively. The average balance outstanding on FHLB term advances during 2012 and 2011 was $245.0 and $245.8 million, respectively. The average interest rate on the borrowings (excluding the accretion of purchase accounting adjustments) was 4.6% in 2012 and 2011. The FHLB requires the Bank to maintain a required level of investment in FHLB and sufficient collateral to qualify for notes. The Bank has pledged as collateral for these notes all FHLB stock, all funds on deposit with the FHLB, and its investments and commercial real estate portfolios, accounts, general intangibles, equipment and other property in which a security interest can be granted by the Bank to the FHLB.

NOTE 18. JUNIOR SUBORDINATED DEBENTURES

Following is information about the Trusts as of December 31, 2012:

(dollars in thousands)

Trust Name	Issue Date	Issued Amount	Carrying Value (1)	Rate (2)	Effective Rate (3)	Maturity Date	Redemption Date
AT FAIR VALUE:							
Umpqua Statutory Trust II	October 2002	$ 20,619	$ 14,478	Floating(4)	5.22%	October 2032	October 2007
Umpqua Statutory Trust III	October 2002	30,928	21,933	Floating(5)	5.30%	November 2032	November 2007
Umpqua Statutory Trust IV	December 2003	10,310	6,808	Floating(6)	4.83%	January 2034	January 2009
Umpqua Statutory Trust V	December 2003	10,310	6,791	Floating(6)	4.79%	March 2034	March 2009
Umpqua Master Trust I	August 2007	41,238	21,912	Floating(7)	3.12%	September 2037	September 2012
Umpqua Master Trust IB	September 2007	20,619	13,159	Floating(8)	4.79%	December 2037	December 2012
		134,024	85,081				
AT AMORTIZED COST:							
HB Capital Trust I	March 2000	5,310	6,273	10.875%	8.31%	March 2030	March 2010
Humboldt Bancorp Statutory Trust I	February 2001	5,155	5,858	10.200%	8.31%	February 2031	February 2011
Humboldt Bancorp Statutory Trust II	December 2001	10,310	11,324	Floating(9)	3.08%	December 2031	December 2006
Humboldt Bancorp Statutory Trust III	September 2003	27,836	30,475	Floating(10)	2.55%	September 2033	September 2008
CIB Capital Trust	November 2002	10,310	11,175	Floating(5)	3.08%	November 2032	November 2007
Western Sierra Statutory Trust I	July 2001	6,186	6,186	Floating(11)	3.89%	July 2031	July 2006
Western Sierra Statutory Trust II	December 2001	10,310	10,310	Floating(9)	3.91%	December 2031	December 2006
Western Sierra Statutory Trust III	September 2003	10,310	10,310	Floating(12)	3.89%	September 2033	September 2008
Western Sierra Statutory Trust IV	September 2003	10,310	10,310	Floating(12)	3.91%	September 2033	September 2008
New West Statutory Trust I	September 2003	3,609	3,609	Floating(13)	3.41%	June 2033	February 2009
New West Statutory Trust II	September 2003	5,155	5,155	Floating(6)	3.16%	February 2034	June 2008
		104,801	110,985				
	Total	$238,825	$196,066				

(1) Includes purchase accounting adjustments, net of accumulated amortization, for junior subordinated debentures assumed in connection with previous mergers as well as fair value adjustments related to trusts recorded at fair value.
(2) Contractual interest rate of junior subordinated debentures.
(3) Effective interest rate based upon the carrying value as of December 2012.
(4) Rate based on LIBOR plus 3.35%, adjusted quarterly.
(5) Rate based on LIBOR plus 3.45%, adjusted quarterly.
(6) Rate based on LIBOR plus 2.85%, adjusted quarterly.
(7) Rate based on LIBOR plus 1.35%, adjusted quarterly.
(8) Rate based on LIBOR plus 2.75%, adjusted quarterly.
(9) Rate based on LIBOR plus 3.60%, adjusted quarterly.
(10) Rate based on LIBOR plus 2.95%, adjusted quarterly.
(11) Rate based on LIBOR plus 3.58%, adjusted quarterly.
(12) Rate based on LIBOR plus 2.90%, adjusted quarterly.
(13) Rate based on LIBOR plus 3.10%, adjusted quarterly.

The Trusts are reflected as junior subordinated debentures in the *Consolidated Balance Sheets*. The common stock issued by the Trusts is recorded in other assets in the *Consolidated Balance Sheets*, and totaled $7.2 million at December 31, 2012 and $6.9 million at December 31, 2011.

On January 1, 2007, the Company selected the fair value measurement option for certain pre-existing junior subordinated debentures (the Umpqua Statutory Trusts). The remaining junior subordinated debentures as of the adoption date were acquired through business combinations and were measured at fair value at the time of acquisition. In 2007, the Company issued two series of trust preferred securities and elected to measure each instrument at fair value. Accounting for the junior subordinated debentures originally issued by the Company at fair value enables us to more closely align our financial performance with the economic value of those liabilities. Additionally, we believe it improves our ability to manage the market and interest rate risks associated with the junior subordinated debentures. The junior subordinated debentures measured at fair value and amortized cost are presented as separate line items on the balance sheet. The ending carrying (fair) value of the junior subordinated debentures measured at fair value represents the estimated amount that would be paid to transfer these liabilities in an orderly transaction amongst market participants under current market conditions as of the measurement date.

The significant inputs utilized in the estimation of fair value of these instruments are the credit risk adjusted spread and three month LIBOR. The credit risk adjusted spread represents the nonperformance risk of the liability, contemplating the inherent risk of the obligation. Generally, an increase in the credit risk adjusted spread and/or a decrease in the three month LIBOR will result in positive fair value adjustments. Conversely, a decrease in the credit risk adjusted spread and/or an increase in the three month LIBOR will result in negative fair value adjustments.

Through the first quarter of 2010 we obtained valuations from a third-party pricing service to assist with the estimation and determination of fair value of these liabilities. In these valuations, the credit risk adjusted interest spread for potential new issuances through the primary market and implied spreads of these instruments when traded as assets on the secondary market, were estimated to be significantly higher than the contractual spread of our junior subordinated debentures measured at fair value. The difference between these spreads has resulted in the cumulative gain in fair value, reducing the carrying value of these instruments as reported on our *Consolidated Balance Sheets.* In July 2010, the Dodd-Frank Act was signed into law which, among other things, limits the ability of certain bank holding companies to treat trust preferred security debt issuances as Tier 1 capital. This law may require many banks to raise new Tier 1 capital and is expected to effectively close the trust-preferred securities markets from offering new issuances in the future. As a result of this legislation, our third-party pricing service noted that they were no longer able to provide reliable fair value estimates related to these liabilities given the absence of observable or comparable transactions in the market place in recent history or as anticipated into the future.

Due to inactivity in the junior subordinated debenture market and the inability to obtain observable quotes of our, or similar, junior subordinated debenture liabilities or the related trust preferred securities when traded as assets, we utilize an income approach valuation technique to determine the fair value of these liabilities using our estimation of market discount rate assumptions. The Company monitors activity in the trust preferred and related markets, to the extent available, changes related to the current and anticipated future interest rate environment, and considers our entity-specific creditworthiness, to validate the reasonableness of the credit risk adjusted spread and effective yield utilized in our discounted cash flow model. Regarding the activity in and condition of the junior subordinated debt market, we noted no observable changes in the current period as it relates to companies comparable to our size and condition, in either the primary or secondary markets. Relating to the interest rate environment, we considered the change in slope and shape of the forward LIBOR swap curve in the current period, the effects of which did not result in a significant change in the fair value of these liabilities.

The Company's specific credit risk is implicit in the credit risk adjusted spread used to determine the fair value of our junior subordinated debentures. As our Company is not specifically rated by any credit agency, it is difficult to specifically attribute changes in our estimate of the applicable credit risk adjusted spread to specific changes in our own creditworthiness versus changes in the market's required return from similar companies. As a result, these considerations must be largely based off of qualitative considerations as we do not have a credit rating and we do not regularly issue senior or subordinated debt that would provide us an independent measure of the changes in how the market quantifies our perceived default risk.

On a quarterly basis we assess entity-specific qualitative considerations that if not mitigated or if they represent a material change from the prior reporting period may result in a change to the perceived creditworthiness and ultimately the estimated credit risk adjusted spread utilized to value these liabilities. Entity-specific considerations that positively impact our creditworthiness include: our strong capital position resulting from our successful public stock offerings in 2009 and 2010 that offers us flexibility to pursue business opportunities such as mergers and acquisitions, or expand our footprint and product offerings; having significant levels of on and off-balance sheet liquidity; being profitable; and, having an experienced management team. However, these positive considerations are mitigated by significant risks and uncertainties that impact our creditworthiness and ability to maintain capital adequacy in the future. Specific risks and concerns include: given our concentration of loans secured by real estate in our loan portfolio, a continued and sustained deterioration of the real estate market may result in declines in the value of the underlying collateral and increased delinquencies that could result in an increase of charge-offs; despite recent improvement, our credit quality metrics remain negatively elevated since 2007 relative to historical standards; the continuation of current economic downturn that has been particularly severe in our primary markets could adversely affect our business; recent increased regulation facing our industry, such as the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009 and the Dodd-Frank Act, will increase the cost of compliance and restrict our ability to conduct business consistent with historical practices, and could negatively impact profitability; we have a significant amount of goodwill and other intangible assets that dilute our available tangible common equity; and the carrying value of certain material, recently recorded assets on our balance sheet, such as the FDIC loss-sharing indemnification asset, are highly reliant on management estimates, such as the timing or amount of losses that are estimated to be covered, and the assumed continued compliance with the provisions of the applicable loss-share agreement. To the extent assumptions ultimately prove incorrect or should we consciously forego or unknowingly violate the guidelines of the agreement, an impairment of the asset may result which would reduce capital.

Additionally, the Company periodically utilizes an external valuation firm to determine or validate the reasonableness of the assessments of inputs and factors that ultimately determines the estimated fair value of these liabilities. The extent we involve or engage these external third parties correlates to management's assessment of the current subordinated debt market, how the current environment and market compares to the preceding quarter, and perceived changes in the Company's own creditworthiness during the quarter. In periods of potential significant valuation changes and at year-end reporting periods we typically engage third parties to perform a full independent valuation of these liabilities. For periods where management has assessed the market and other factors impacting the underlying valuation assumptions of these liabilities, and has determined significant changes to the valuation of these liabilities in the current period are remote, the scope of the valuation specialist's review is limited to a review of the reasonableness of Management's assessment of inputs. In the fourth quarter of 2012, the Company engaged an external valuation firm to prepare an independent valuation of our junior subordinated debentures measured at fair value and the results were consistent with the Company's valuation.

Absent changes to the significant inputs utilized in the discounted cash flow model used to measure the fair value of these instruments at each reporting period, the cumulative discount for each junior subordinated debenture will reverse over time, ultimately returning the carrying values of these instruments to their notional values at their expected redemption dates, in a manner similar to the effective yield method as if these instruments were accounted for under the amortized cost method. For the year ended December 31, 2012, 2011, and 2010, we recorded a loss of $2.2 million, a loss of $2.2 million, and a gain of $5.0 million, respectively, resulting from the change in fair value of the junior subordinated debentures recorded at fair value. Observable activity in the junior subordinated debenture and related markets in future periods may change the effective rate used to discount these liabilities, and could result in additional fair value adjustments (gains or losses on junior subordinated debentures measured at fair value) outside the expected periodic change in fair value had the fair value assumptions remained unchanged.

As noted above, the Dodd-Frank Act limits the ability of certain bank holding companies to treat trust preferred security debt issuances as Tier 1 capital. As the Company had less than $15 billion in assets at December 31, 2009, under the Dodd-Frank Act, the Company will be able to continue to include its existing trust preferred securities, less the common stock of the Trusts, in Tier 1 capital. However, under a recently issued notice of proposed rulemaking by federal banking regulators to revise the regulatory capital rules to incorporate certain revisions by the Basel Committee on Banking Supervision to the Basel capital framework (Basel III), the trust preferred security debt issuances would be phased out of Tier 1 capital into Tier 2 capital over a 10 year period. If the proposed rulemaking becomes effective, it is possible the Company may accelerate redemption of the existing junior subordinated debentures. This could result in adjustments to the fair value of these instruments including the acceleration of losses on junior subordinated debentures carried at fair value within non-interest income. At December 31, 2012, the Company's restricted core capital elements were 18.2% of total core capital, net of goodwill and any associated deferred tax liability.

NOTE 19. EMPLOYEE BENEFIT PLANS

Employee Savings Plan—Substantially all of the Bank's and Umpqua Investments' employees are eligible to participate in the Umpqua Bank 401(k) and Profit Sharing Plan (the "Umpqua 401(k) Plan"), a defined contribution and profit sharing plan sponsored by the Company. Employees may elect to have a portion of their salary contributed to the plan in conformity with Section 401(k) of the Internal Revenue Code. At the discretion of the Company's Board of Directors, the Company may elect to make matching and/or profit sharing contributions to the Umpqua 401(k) Plan based on profits of the Bank. The Company's contributions under the plan charged to expense amounted to $3.0 million, $2.7 million, and $2.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Supplemental Retirement Plan—The Company has established the Umpqua Holdings Corporation Deferred Compensation & Supplemental Retirement Plan (the "DC/SRP"), a nonqualified deferred compensation plan to help supplement the retirement income of certain highly compensated executives selected by resolution of the Company's Board of Directors. The DC/SRP has two components, a supplemental retirement plan ("SRP") and a deferred compensation plan ("DCP"). The Company may make discretionary contributions to the SRP. For the years ended December 31, 2012, 2011 and 2010, the Company's matching contribution charged to expense for these supplemental plans totaled $116,000, $96,000, and $56,000, respectively. The SRP plan balances at December 31, 2012 and 2011 were $566,000 and $530,000, respectively, and are recorded in other liabilities. Under the DCP, eligible officers may elect to defer up to 50% of their salary into a plan account. The DCP plan balance was $1.1 million and $532,000 at December 31, 2012 and 2011, respectively.

Salary Continuation Plans—The Bank sponsors various salary continuation plans for the CEO and certain retired employees. These plans are unfunded, and provide for the payment of a specified amount on a monthly basis for a specified period (generally 10 to 20 years) after retirement. In the event of a participant employee's death prior to or during retirement, the Bank is obligated to pay to the designated beneficiary the benefits set forth under the plan. At December 31, 2012 and 2011, liabilities recorded for the estimated present value of future salary continuation plan benefits totaled $19.5 million and $16.9 million, respectively, and are recorded in other liabilities. For the years ended December 31, 2012, 2011 and 2010, expense recorded for the salary continuation plan benefits totaled $2.5 million, $1.8 million, and $1.8 million, respectively.

Deferred Compensation Plans and Rabbi Trusts—The Bank from time to time adopts deferred compensation plans that provide certain key executives with the option to defer a portion of their compensation. In connection with prior acquisitions, the Bank assumed liability for certain deferred compensation plans for key employees, retired employees and directors. Subsequent to the effective date of the acquisitions, no additional contributions were made to these plans. At December 31, 2012 and 2011, liabilities recorded in connection with deferred compensation plan benefits totaled $2.3 million and $2.5 million, respectively, and are recorded in other liabilities.

The Bank has established and sponsors, for some deferred compensation plans assumed in connection with prior mergers, irrevocable trusts commonly referred to as "Rabbi Trusts." The trust assets (generally cash and trading assets) are consolidated in the Company's balance sheets and the associated liability (which equals the related asset balances) is included in other liabilities. The asset and liability balances related to these trusts as of December 31, 2012 and 2011 were $2.9 million and $2.4 million, respectively.

The Bank has purchased, or acquired through mergers, life insurance policies in connection with the implementation of certain executive supplemental income, salary continuation and deferred compensation retirement plans. These policies provide protection against the adverse financial effects that could result from the death of a key employee and provide tax-exempt income to offset expenses associated with the plans. It is the Bank's intent to hold these policies as a long-term investment. However, there will be an income tax impact if the Bank chooses to surrender certain policies. Although the lives of individual current or former management-level employees are insured, the Bank is the owner and sole or partial beneficiary. At December 31, 2012 and 2011, the cash surrender value of these policies was $93.8 million and $92.6 million, respectively. At December 31, 2012 and 2011, the Bank also had liabilities for post-retirement benefits payable to other partial beneficiaries under some of these life insurance policies of $1.9 million and $1.5 million, respectively. The Bank is exposed to credit risk to the extent an insurance company is unable to fulfill its financial obligations under a policy. In order to mitigate this risk, the Bank uses a variety of insurance companies and regularly monitors their financial condition.

NOTE 20. COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company leases 155 sites under non-cancelable operating leases. The leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule. Substantially all of the leases provide the Company with the option to extend the lease term one or more times following expiration of the initial term.

Rent expense for the years ended December 31, 2012, 2011 and 2010 was $17.3 million, $16.6 million, and $15.3 million, respectively. Rent expense was offset by rent income of $1.0 million, $1.0 million, and $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table sets forth, as of December 31, 2012, the future minimum lease payments under non-cancelable operating leases and future minimum income receivable under non-cancelable operating subleases:

(in thousands)

	Lease Payments	Sublease Income
2013	$16,770	$ 653
2014	15,525	352
2015	13,691	278
2016	11,480	172
2017	7,452	99
Thereafter	24,141	13
Total	$89,059	$1,567

Financial Instruments with Off-Balance-Sheet Risk—The Company's financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of the Bank's business and involve elements of credit, liquidity, and interest rate risk.

The following table presents a summary of the Bank's commitments and contingent liabilities:

(in thousands)

	As of December 31, 2012
Commitments to extend credit	$1,435,027
Commitments to extend overdrafts	$ 204,294
Forward sales commitments	$ 446,951
Commitments to originate loans held for sale	$ 209,562
Standby letters of credit	$ 58,052

The Bank is a party to financial instruments with off-balance-sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve elements of credit and interest-rate risk similar to the risk involved in on-balance sheet items recognized in the *Consolidated Balance Sheets.* The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any covenant or condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. While most standby letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include cash, accounts receivable, inventory, premises and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including international trade finance, commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary. The Bank has not been required to perform on any financial guarantees and incurred $2.2 million losses in connection with standby letters of credit during the year ended December 31, 2012. The Bank has not been required to perform on any financial guarantees but did incur losses of $110,000 in connection with standby letters of credit during the year ended December 31, 2011. The Bank has not been required to perform on any financial guarantees and incurred no losses in connection with standby letters of credit during the year ended December 31, 2010. At December 31, 2012, approximately $35.9 million of standby letters of credit expire within one year, and $22.2 million expire thereafter. Upon issuance, the Bank recognizes a liability equivalent to the amount of fees received from the customer for these standby letter of credit commitments. Fees are recognized ratably over the term of the standby letter of credit. The estimated fair value of guarantees associated with standby letters of credit was $220,000 as of December 31, 2012.

Mortgage loans sold to investors may be sold with servicing rights retained, for which the Bank makes only standard legal representations and warranties as to meeting certain underwriting and collateral documentation standards. In the past two years, the Bank has had to repurchase fewer than 20 loans due to deficiencies in underwriting or loan documentation and has not realized significant losses related to these repurchases. Management believes that any liabilities that may result from such recourse provisions are not significant.

Legal Proceedings—The Bank owns 468,659 shares of Class B common stock of Visa Inc. which are convertible into Class A common stock at a conversion ratio of 0.4206 per Class A share. As of December 31, 2012, the value of the Class A shares was $151.58 per share. Utilizing the conversion ratio, the value of unredeemed Class A equivalent shares owned by the Bank was $29.9 million as of December 31, 2012, and has not been reflected in the accompanying financial statements. The shares of Visa Class B common stock are restricted and may not be transferred. Visa member banks are required to fund an escrow account to cover settlements, resolution of pending litigation and related claims. If the funds in the escrow account are insufficient to settle all the covered litigation, Visa may sell additional Class A shares and use the proceeds to settle litigation, and thereby reducing the conversion ratio. If funds remain in the escrow account after all litigation is settled, the Class B conversion ratio will be increased to reflect that surplus.

On July 13, 2012, Visa, Inc. announced that it had entered into a memorandum of understanding obligating it to enter into a settlement agreement to resolve the multi-district interchange litigation brought by the class plaintiffs in the matter styled *In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation*, Case No. 05-MD-1720 (JG) (JO) pending in the U.S. District Court for the Eastern District of New York. The claims originally were brought by a class of U.S. retailers in 2005. The proposed settlement is subject to court approval and Visa's share of the settlement to be paid is estimated to be approximately $4.4 billion. However, certain trade associations and merchants are actively opposing the proposed settlement and it is unknown when or if the proposed settlement will be approved. The effect of this proposed settlement on the value of the Bank's Class B common stock is unknown at this time.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company, the Bank and Umpqua Investments. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's consolidated financial condition or results of operations.

Concentrations of Credit Risk—The Company grants real estate mortgage, real estate construction, commercial, agricultural and installment loans and leases to customers throughout Oregon, Washington, California, and Nevada. In management's judgment, a concentration exists in real estate-related loans, which represented approximately 79% and 80% of the Bank's non-covered loan and lease portfolio at December 31, 2012 and December 31, 2011. Commercial real estate concentrations are managed to assure wide geographic and business diversity. Although management believes such concentrations have no more than the normal risk of collectability, a substantial decline in the economy in general, material increases in interest rates, changes in tax policies, tightening credit or refinancing markets, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the repayment of these loans. Personal and business incomes, proceeds from the sale of real property, or proceeds from refinancing, represent the primary sources of repayment for a majority of these loans.

The Bank recognizes the credit risks inherent in dealing with other depository institutions. Accordingly, to prevent excessive exposure to any single correspondent, the Bank has established general standards for selecting correspondent banks as well as internal limits for allowable exposure to any single correspondent. In addition, the Bank has an investment policy that sets forth limitations that apply to all investments with respect to credit rating and concentrations with an issuer.

NOTE 21. DERIVATIVES

The Company may use derivatives to hedge the risk of changes in the fair values of interest rate lock commitments, residential mortgage loans held for sale, and mortgage servicing rights. None of the Company's derivatives are designated as hedging instruments. Rather, they are accounted for as free-standing derivatives, or economic hedges, with changes in the fair value of the derivatives reported in income. The Company primarily utilizes forward interest rate contracts in its derivative risk management strategy.

The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. Credit risk associated with forward contracts is limited to the replacement cost of those forward contracts in a gain position. There were no counterparty default losses on forward contracts in 2012, 2011, and 2010. Market risk with respect to forward contracts arises principally from changes in the value of contractual positions due to changes in interest rates. The Bank limits its exposure to market risk by monitoring differences between commitments to customers and forward contracts with broker/dealers. In the event the Company has forward delivery contract commitments in excess of available mortgage loans, the Company completes the transaction by either paying or receiving a fee to or from the broker/dealer equal to the increase or decrease in the market value of the forward contract. At December 31, 2012, the Bank had commitments to originate mortgage loans held for sale totaling $209.6 million and forward sales commitments of $447.0 million.

The Company's mortgage banking derivative instruments do not have specific credit risk-related contingent features. The forward sales commitments do have contingent features that may require transferring collateral to the broker/dealers upon their request. However, this amount would be limited to the net unsecured loss exposure at such point in time and would not materially affect the Company's liquidity or results of operations.

Effective in the second quarter of 2011, the Bank began executing interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting the interest rate swaps that the Bank executes with a third party, such that the Bank minimizes its net risk exposure. As of December 31, 2012, the Bank had 164 interest rate swaps with an aggregate notional amount of $912.0 million related to this program. As of December 31, 2011, the Bank had 38 interest rate swaps with an aggregate notional amount of $194.3 million related to this program.

In connection with the interest rate swap program with commercial customers, the Bank has agreements with its derivative counterparties that contain a provision where if the Bank defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Bank could also be declared in default on its derivative obligations. The Bank also has agreements with its derivative counterparties that contain a provision where if the Bank fails to maintain its status as a well/adequately capitalized institution, then the counterparty could terminate the derivative positions and the Bank would be required to settle its obligations under the agreements. Similarly, the Bank could be required to settle its obligations under certain of its agreements if specific regulatory events occur, such as if the Bank were issued a prompt corrective action directive or a cease and desist order, or if certain regulatory ratios fall below specified levels.

The termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $21.8 million as of December 31, 2012 and $6.6 million as of December 31, 2011. The Bank has minimum collateral posting thresholds with certain of its derivative counterparties, and has been required to post collateral against its obligations under these agreements of $22.5 million as of December 31, 2012 and $5.8 million as of December 31, 2011. If the Bank had breached any of these provisions at December 31, 2012, it could have been required to settle its obligations under the agreements at the termination value.

The fair value of the interest rate swaps is determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. In addition, to comply with the provisions of ASC 820, the Bank incorporates credit valuation adjustments ("CVA") to appropriately reflect nonperformance risk in the fair value measurements of its derivatives. The CVA is calculated by determining the total expected exposure of the derivatives (which incorporates both the current and potential future exposure) and then applying the counterparties' credit spreads to the exposure. For derivatives with two-way exposure, specifically, the Bank's interest rate swaps, the counterparty's credit spread is applied to the Bank's exposure to the counterparty, and the Bank's own credit spread is applied to the counterparty's exposure to the Bank, and the net CVA is reflected in the Bank's derivative valuations. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. For the Bank's own credit spread and for counterparties having publicly available credit information, the credit spreads over LIBOR used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. For counterparties without publicly available credit information, which are primarily commercial banking customers, the credit spreads over LIBOR used in the calculations are estimated by the Bank based on current market conditions, including consideration of current borrowing spreads for similar customers and transactions, review of existing collateralization or other credit enhancements, and changes in credit sector and entity-specific credit information. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Bank has considered the impact of netting and any applicable credit enhancements.

As of December 31, 2012, the net CVA decreased the settlement values of the Bank's derivative assets by $45,000. During 2012 and 2011, the Bank recognized a gain of $336,000 and a loss of $187,000 related to credit valuation adjustments on nonhedge derivative instruments, which is included in noninterest income. Various factors impact changes in the CVA over time, including changes in the credit spreads of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments.

Although the Bank has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the CVA associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2012, the Bank has assessed the significance of the impact of the CVA on the overall valuation of its derivative positions and has determined that the CVA are not significant to the overall valuation of its derivatives. As a result, the Bank has classified its derivative valuations in Level 2 of the fair value hierarchy.

Effective January 1, 2012, the Company made an accounting policy election to use the exception commonly referred to as the "portfolio exception" with respect to measuring counterparty credit risk for its interest rate swap derivative instruments with commercial banking customers that are hedged with offsetting interest rate swaps with third parties.

The following tables summarize the types of derivatives, separately by assets and liabilities, their locations on the *Consolidated Balance Sheets*, and the fair values of such derivatives as of December 31, 2012 and December 31, 2011:

(in thousands)

		Asset Derivatives		Liability Derivatives	
		December 31,		December 31,	
Derivatives not designated as hedging instrument	Balance Sheet Location	2012	2011	2012	2011
Interest rate lock commitments	Other assets/Other liabilities	$ 1,496	$1,752	$ 18	$ 3
Interest rate forward sales commitments	Other assets/Other liabilities	133	—	905	90
Interest rate swaps	Other assets/Other liabilities	22,213	6,203	22,048	6,416
Total		$23,842	$7,955	$22,971	$6,509

The following table summarizes the types of derivatives, their locations within the *Consolidated Statements of Income*, and the gains (losses) recorded in 2012, 2011, and 2010:

(in thousands)

		December 31,		
Derivatives not designated as hedging instrument	Income Statement Location	2012	2011	2010
Interest rate lock commitments	Mortgage banking revenue	$ (271)	$ 1,613	$ 146
Interest rate forward sales commitments	Mortgage banking revenue	(21,281)	(10,579)	(3,034)
Interest rate swaps	Other income	336	(187)	—
Total		$(21,216)	$ (9,153)	$(2,888)

NOTE 22. SHAREHOLDERS' EQUITY

Stock Plans—The Company's 2007 Long Term Incentive Plan ("2007 LTI Plan") authorizes the award of up to 1 million restricted stock unit grants, which are subject to performance-based vesting as well as other approved vesting conditions. The Company's 2003 Stock Incentive Plan ("2003 Plan") provides for grants of up to 4 million shares. The 2003 Plan terminates June 30, 2015, but it may be extended with the approval of the board and shareholders. The 2003 Plan further provides that no grants may be issued if existing options and subsequent grants under the 2003 Plan exceed 10% of the Company's outstanding shares on a diluted basis. Under the terms of the 2003 Plan, options and awards generally vest ratably over a period of three to five years, the exercise price of each option equals the market price of the Company's common stock on the date of the grant, and the maximum term is ten years.

The Company has options outstanding under two prior plans adopted in 1995 and 2000, respectively. With the adoption of the 2003 Plan, no additional grants can be issued under the previous plans. The Company also assumed various plans in connection with mergers and acquisitions but does not make grants under those plans.

On June 17, 2011, the Company's Compensation Committee modified restricted stock awards and option grants that were originally issued to fourteen executive officers on January 31, 2011, as follows:

- Added performance vesting conditions linking total shareholder return, compared to the return of a regional bank stock total return index;
- Awards will cliff vest after three years instead of time vest over a four year period, but only to the extent that the performance conditions are met; and
- The modified grants will vest in whole or in part only if total shareholder return achieves specified targets, subject to prorated vesting upon death, disability, qualifying retirement, termination for good reason or a change of control.

As a result of the modification, there was no incremental compensation cost.

The following table summarizes information about stock option activity for the years ended December 31, 2012, 2011 and 2010:

(shares in thousands)

	2012		2011		2010	
	Options Outstanding	Weighted-Avg Exercise Price	Options Outstanding	Weighted-Avg Exercise Price	Options Outstanding	Weighted-Avg Exercise Price
Balance, beginning of year	2,151	$14.48	2,067	$14.82	1,763	$15.05
Granted	20	$11.98	237	$11.01	450	$12.39
Exercised	(174)	$ 5.63	(40)	$ 7.67	(112)	$ 8.97
Forfeited/expired	(147)	$13.45	(113)	$15.72	(34)	$13.83
Balance, end of year	1,850	$15.37	2,151	$14.48	2,067	$14.82
Options exercisable, end of year	1,263	$17.11	1,334	$16.13	1,217	$16.65

The following table summarizes information about outstanding stock options issued under all plans as of December 31, 2012:

(shares in thousands)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$4.58 to $11.59	592	6.7	$10.52	274	$10.31
$11.89 to $15.50	681	6.3	$13.62	412	$14.20
$16.93 to $24.71	502	1.4	$21.74	502	$21.74
$26.12 to $28.43	75	3.8	$26.89	75	$26.89
	1,850	5.0	$15.37	1,263	$17.11

The compensation cost related to stock options, including costs related to unvested options assumed in connection with acquisitions, that has been charged against income (included in salaries and employee benefits) was $1.1 million, $1.2 million, and $861,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The total income tax benefit recognized in the income statement related to stock options was $448,000, $463,000, and $344,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2012, was $749,000 and $404,000, respectively. The weighted average remaining contractual term of options exercisable was 3.9 years as of December 31, 2012. The total intrinsic value of options exercised was $1.2 million, $147,000, and $420,000, in the years ended December 31, 2012, 2011 and 2010, respectively. During the years ended December 31, 2012, 2011 and 2010, the amount of cash received from the exercise of stock options was $981,000, $309,000, and $1.0 million, respectively. As of December 31, 2012, there was $1.6 million of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized over a weighted-average period of 1.6 years.

The Company grants restricted stock awards periodically as a part of the 2003 Plan for the benefit of employees. Restricted shares issued prior to 2011 generally vest on an annual basis over five years. Restricted shares issued since 2011 generally vest over a three year period, subject to performance conditions stated above. A deferred restricted stock award was granted to an executive in 2007 and is now fully vested. The Company will issue certificates for the vested award within the seventh month following termination of the executive's employment. The following table summarizes information about nonvested restricted shares outstanding at December 31:

(shares in thousands)

	2012		2011		2010	
	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of year	585	$12.98	401	$15.29	187	$21.46
Granted	369	$11.80	282	$11.02	274	$12.16
Released	(147)	$13.50	(82)	$17.58	(46)	$22.23
Forfeited/expired	(44)	$11.52	(16)	$12.91	(14)	$13.32
Balance, end of year	763	$12.39	585	$12.98	401	$15.29

The compensation cost related to restricted stock awards that has been charged against income (included in salaries and employee benefits) was $2.7 million, $2.3 million, and $1.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. The total income tax benefit recognized in the income statement related to restricted stock awards was $1.1 million, $899,000, and $746,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The total fair value of restricted shares vested was $1.9 million, $919,000, and $571,000, for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $4.8 million of total unrecognized compensation cost related to nonvested restricted stock awards which is expected to be recognized over a weighted-average period of 1.9 years.

The Company grants restricted stock units as a part of the 2007 Long Term Incentive Plan for the benefit of certain executive officers. Restricted stock unit grants are subject to performance-based vesting as well as other approved vesting conditions. In the first quarter of 2008, 2009 and 2011, restricted stock units were granted to executives that cliff vest after three years based on performance and service conditions. The total number of restricted stock units granted represents the maximum number of restricted stock units eligible to vest based upon the performance and service conditions set forth in the grant agreements. The following table summarizes information about restricted stock units outstanding at December 31:

(shares in thousands)

	2012		2011		2010	
	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of period	219	$ 9.17	225	$11.13	335	$15.54
Granted	25	$10.39	105	$10.42	—	$ —
Released	—	$ —	(63)	$14.33	(16)	$24.52
Forfeited/expired	(114)	$ 8.01	(48)	$14.33	(94)	$24.52
Balance, end of period	130	$10.41	219	$ 9.17	225	$11.13

The compensation cost related to restricted stock units that has been charged against income (included in salaries and employee benefits) was $237,000, $391,000, and $778,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The total income tax benefit recognized in the income statement related to restricted stock units was $95,000, $156,000 and $311,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The total fair value of restricted stock units vested and released was none, $677,000 and $213,000 for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $549,000 of total unrecognized compensation cost related to nonvested restricted stock units which is expected to be recognized over a weighted-average period of 1.3 years, assuming the current expectation of performance conditions are met.

For the years ended December 31, 2012, 2011 and 2010, the Company received income tax benefits of $1.2 million, $694,000, and $406,000, respectively, related to the exercise of non-qualified employee stock options, disqualifying dispositions in the exercise of incentive stock options, the vesting of restricted shares and the vesting of restricted stock units. For the year ended

December 31, 2012, the Company had net tax deficiencies (tax deficiency resulting from tax deductions less than the compensation cost recognized) of $59,000, compared to net tax deficiencies of $261,000 and $216,000 for the years ended December 31, 2011 and 2010, respectively. Only cash flows from gross excess tax benefits are classified as financing cash flows.

Share Repurchase Plan—The Company's share repurchase plan, which was first approved by the Board and announced in August 2003, was amended on September 29, 2011 to increase the number of common shares available for repurchase under the plan to 15 million shares. The repurchase program will run through June 2013. As of December 31, 2012, a total of 12.1 million shares remained available for repurchase. The Company repurchased 512,280 shares under the repurchase plan in 2012, 2.5 million shares under the repurchase plan in 2011 and no shares in 2010. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, and our capital plan.

We also have certain stock option and restricted stock plans which provide for the payment of the option exercise price or withholding taxes by tendering previously owned or recently vested shares. During the years ended December 31, 2012 and 2011, there were 37,720 and 8,135 shares tendered in connection with option exercises, respectively. Restricted shares cancelled to pay withholding taxes totaled 45,873 and 23,158 shares during the years ended December 31, 2012 and 2011, respectively. There were no restricted stock units cancelled to pay withholding taxes for the year ended December 31, 2012 and 22,439 during the year ended December 31, 2011.

NOTE 23. REGULATORY CAPITAL

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined in the regulations). Management believes, as of December 31, 2012, that the Company meets all capital adequacy requirements to which it is subject.

The Company's capital amounts and ratios as of December 31, 2012 and December 31, 2011 are presented in the following table:

(dollars in thousands)

	Actual		For Capital Adequacy purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2012						
Total Capital						
(to Risk Weighted Assets)						
Consolidated	$1,357,206	16.52%	$657,243	8.00%	$821,553	10.00%
Umpqua Bank	$1,234,010	15.03%	$656,825	8.00%	$821,031	10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Consolidated	$1,254,514	15.27%	$328,622	4.00%	$492,933	6.00%
Umpqua Bank	$1,131,373	13.78%	$328,410	4.00%	$492,615	6.00%
Tier I Capital						
(to Average Assets)						
Consolidated	$1,254,514	11.44%	$438,641	4.00%	$548,302	5.00%
Umpqua Bank	$1,131,373	10.32%	$438,517	4.00%	$548,146	5.00%
AS OF DECEMBER 31, 2011						
Total Capital						
(to Risk Weighted Assets)						
Consolidated	$1,287,560	17.16%	$600,261	8.00%	$750,326	10.00%
Umpqua Bank	$1,163,611	15.53%	$599,413	8.00%	$749,267	10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Consolidated	$1,193,740	15.91%	$300,123	4.00%	$450,185	6.00%
Umpqua Bank	$1,069,914	14.28%	$299,696	4.00%	$449,544	6.00%
Tier I Capital						
(to Average Assets)						
Consolidated	$1,193,740	10.91%	$437,668	4.00%	$547,085	5.00%
Umpqua Bank	$1,069,914	9.78%	$437,593	4.00%	$546,991	5.00%

The Company is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), and is subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is an Oregon state chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"), and is subject to the supervision and regulation of the Director of the Oregon Department of Consumer and Business Services, administered through the Division of Finance and Corporate Securities, and to the supervision and regulation of the California Department of Financial Institutions, the Washington Department of Financial Institutions and the FDIC. As of December 31, 2012, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. The Company is not subject to the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

NOTE 24. FAIR VALUE MEASUREMENT

The following table presents estimated fair values of the Company's financial instruments as of December 31, 2012 and December 31, 2011, whether or not recognized or recorded at fair value in the *Consolidated Balance Sheets*:

(in thousands)

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
FINANCIAL ASSETS:				
Cash and cash equivalents	$ 543,787	$ 543,787	$ 598,766	$ 598,766
Trading securities	3,747	3,747	2,309	2,309
Securities available for sale	2,625,229	2,625,229	3,168,578	3,168,578
Securities held to maturity	4,541	4,732	4,714	4,759
Loans held for sale	320,132	320,132	102,098	102,098
Non-covered loans and leases, net	6,595,689	6,652,179	5,795,130	5,816,714
Covered loans and leases, net	477,078	543,628	622,451	722,295
Restricted equity securities	33,443	33,443	32,581	32,581
Mortgage servicing rights	27,428	27,428	18,184	18,184
Bank owned life insurance assets	93,831	93,831	92,555	92,555
FDIC indemnification asset	52,798	18,714	91,089	47,008
Derivatives	23,842	23,842	7,955	7,955
Visa Class B common stock	—	28,385	—	19,230
FINANCIAL LIABILITIES:				
Deposits	$9,379,275	$9,396,646	$9,236,690	$9,260,327
Securities sold under agreements to repurchase	137,075	137,075	124,605	124,605
Term debt	253,605	289,404	255,676	284,911
Junior subordinated debentures, at fair value	85,081	85,081	82,905	82,905
Junior subordinated debentures, at amortized cost	110,985	78,529	102,544	68,698
Derivatives	22,971	22,971	6,509	6,509

Fair Value of Assets and Liabilities Not Measured at Fair Value

The following table presents information about the level in the fair value hierarchy for the Company's assets and liabilities that are not measured at fair value as of December 31, 2012:

(in thousands)

Description	Fair Value at December 31, 2012			
	Total	Level 1	Level 2	Level 3
ASSETS				
Cash and cash equivalents	$ 543,787	$ 543,787	$ —	$ —
Securities held to maturity	4,732	—	—	4,732
Non-covered loans and leases, net	6,652,179	—	—	6,652,179
Covered loans and leases, net	543,628	—	—	543,628
Restricted equity securities	33,443	33,443	—	—
Bank owned life insurance assets	93,831	93,831	—	—
FDIC indemnification asset	18,714	—	—	18,714
Visa Class B common stock	28,385	—	—	28,385
Deposits				
Non-maturity deposits	$7,376,288	$7,376,288	$ —	$ —
Deposits with stated maturities	2,020,358	—	2,020,358	—
Securities sold under agreements to repurchase	137,075	—	137,075	—
Term debt	289,404	—	289,404	—
Junior subordinated debentures, at amortized cost	78,529	—	—	78,529

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011:

(in thousands)

Description	Fair Value at December 31, 2012			
	Total	Level 1	Level 2	Level 3
Trading securities				
Obligations of states and political subdivisions	$ 1,216	$ —	$ 1,216	$ —
Equity securities	123	123	—	—
Other investments securities(1)	2,408	2,408	—	—
Available for sale securities				
U.S. Treasury and agencies	45,820	—	45,820	—
Obligations of states and political subdivisions	263,725	—	263,725	—
Residential mortgage-backed securities and collateralized mortgage obligations	2,313,376	—	2,313,376	—
Other debt securities	222	—	222	—
Investments in mutual funds and other equity securities	2,086	—	2,086	—
Loans held for sale	320,132	—	320,132	—
Mortgage servicing rights, at fair value	27,428	—	—	27,428
Derivatives				
Interest rate lock commitments	1,496	—	1,496	—
Interest rate forward sales commitments	133	—	133	—
Interest rate swaps	22,213	—	22,213	—
Total assets measured at fair value	$3,000,378	$2,531	$2,970,419	$27,428
Junior subordinated debentures, at fair value	$ 85,081	$ —	$ —	$85,081
Derivatives				
Interest rate lock commitments	18	—	18	—
Interest rate forward sales commitments	905	—	905	—
Interest rate swaps	22,048	—	22,048	—
Total liabilities measured at fair value	$ 108,052	$ —	$ 22,971	$85,081

(in thousands)

Description	Fair Value at December 31, 2011 Total	Level 1	Level 2	Level 3
Trading securities				
Obligations of states and political subdivisions	$ 296	$ —	$ 296	$ —
Equity securities	1,918	1,918	—	—
Other investments securities(1)	95	95	—	—
Available for sale securities				
U.S. Treasury and agencies	118,465	—	118,465	—
Obligations of states and political subdivisions	253,553	—	253,553	—
Residential mortgage-backed securities and collateralized mortgage obligations	2,794,355	—	2,794,355	—
Other debt securities	134	—	134	—
Investments in mutual funds and other equity securities	2,071	—	2,071	—
Loans held for sale	102,098		102,098	
Mortgage servicing rights, at fair value	18,184	—	—	18,184
Derivatives				
Interest rate lock commitments	1,752	—	1,752	—
Interest rate forward sales commitments	—	—	—	—
Interest rate swaps	6,203	—	6,203	—
Total assets measured at fair value	$3,299,124	$2,013	$3,278,927	$18,184
Junior subordinated debentures, at fair value	$ 82,905	$ —	$ —	$82,905
Derivatives				
Interest rate lock commitments	3	—	3	—
Interest rate forward sales commitments	90	—	90	—
Interest rate swaps	6,416	—	6,416	—
Total liabilities measured at fair value	$ 89,414	$ —	$ 6,509	$82,905

(1) Principally represents U.S. Treasury and agencies or residential mortgage-backed securities issued or guaranteed by governmental agencies.

The following methods were used to estimate the fair value of each class of financial instrument above:

Cash and Cash Equivalents—For short-term instruments, including cash and due from banks, and interest bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

Securities— Fair values for investment securities are primarily measured using information from a third-party pricing service. The pricing service uses evaluated pricing models and quoted prices based on market data. In the event that limited or less transparent information is provided by the third-party pricing service, fair value is estimated using secondary pricing services or non-binding third-party broker quotes. Management periodically reviews the pricing information received from the third-party pricing service and compares it to secondary pricing service, evaluating significant price variances between services to determine an appropriate estimate of fair value to report.

Loans Held For Sale—Fair value is determined based on quoted secondary market prices for similar loans, including the implicit fair value of embedded servicing rights.

Non-covered Loans and Leases—Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including commercial, real estate and consumer loans. Each loan category is further segregated by fixed and variable rate. For variable rate loans, carrying value approximates fair value. The fair value of fixed rate loans is calculated by discounting contractual cash flows at rates which similar loans are currently being made. These amounts are discounted further by embedded probable losses expected to be realized in the portfolio.

Covered Loans and Leases—Covered loans are initially measured at their estimated fair value on their date of acquisition as described in Note 7. Subsequent to acquisition, the fair value of covered loans is measured using the same methodology as that of non-covered loans.

Restricted Equity Securities—The carrying value of restricted equity securities approximates fair value as the shares can only be redeemed by the issuing institution at par.

Mortgage Servicing Rights—The fair value of mortgage servicing rights is estimated using a discounted cash flow model. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available. Due to the limited observability of all significant inputs utilized in the valuation model, particularly the discount rate and projected constant prepayment rate, and how changes in these assumptions could potentially impact the ending valuation of this asset, as well as the lack of readily available quotes or observable trades of similar assets in the current period, we classify this as a Level 3 fair value measure. Management believes the significant inputs utilized are indicative of those that would be used by market participants.

Bank Owned Life Insurance Assets—Fair values of insurance policies owned are based on the insurance contract's cash surrender value.

FDIC Indemnification Asset—The FDIC indemnification asset is calculated as the expected future cash flows under the loss-share agreement discounted by a rate reflective of the creditworthiness of the FDIC as would be required from the market.

Visa Class B Common Stock—The fair value of Visa Class B common stock is estimated by applying a 5% discount to the value of the unredeemed Class A equivalent shares. The discount primarily represents the risk related to the further potential reduction of the conversion ratio between Class B and Class A shares and a liquidity risk premium.

Deposits—The fair value of deposits with no stated maturity, such as non-interest bearing deposits, savings and interest checking accounts, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold under Agreements to Repurchase and Federal Funds Purchased—For short-term instruments, including securities sold under agreements to repurchase and federal funds purchased, the carrying amount is a reasonable estimate of fair value.

Term Debt—The fair value of medium term notes is calculated based on the discounted value of the contractual cash flows using current rates at which such borrowings can currently be obtained.

Junior Subordinated Debentures—The fair value of junior subordinated debentures is estimated using an income approach valuation technique. The ending carrying (fair) value of the junior subordinated debentures measured at fair value represents the estimated amount that would be paid to transfer these liabilities in an orderly transaction amongst market participants. Due to credit concerns in the capital markets and inactivity in the trust preferred markets that have limited the observability of market spreads, we have classified this as a Level 3 fair value measure. For further discussion of the valuation technique and inputs, see Note 18.

Derivative Instruments—The fair value of the interest rate lock commitments and forward sales commitments are estimated using quoted or published market prices for similar instruments, adjusted for factors such as pull-through rate assumptions based on historical information, where appropriate. The fair value of the interest rate swaps is determined using a discounted cash flow technique incorporating credit valuation adjustments to reflect nonperformance risk in the measurement of fair value. For further discussion of the valuation technique and inputs, see Note 21. The Company has made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)
The following table provides a description of the valuation technique, unobservable input, and qualitative information about the unobservable inputs for the Company's assets and liabilities classified as Level 3 and measured at fair value on a recurring basis at December 31, 2012:

(in thousands)

Financial Instrument	Valuation Technique	Unobservable Input	Weighted Average
Mortgage servicing rights	Discounted cash flow		
		Constant Prepayment Rate	21.39%
		Discount Rate	8.65%
Junior subordinated debentures	Discounted cash flow		
		Credit Spread	6.21%

Generally, any significant increases in the constant prepayment rate and discount rate utilized in the fair value measurement of the mortgage servicing rights will result in negative fair value adjustments (and a decrease in the fair value measurement). Conversely, a decrease in the constant prepayment rate and discount rate will result in a positive fair value adjustment (and increase in the fair value measurement). An increase in the weighted average life assumptions will result in a decrease in the constant prepayment rate and conversely, a decrease in the weighted average life will result in an increase of the constant prepayment rate.

Management believes that the credit risk adjusted spread utilized in the fair value measurement of the junior subordinated debentures carried at fair value is indicative of the nonperformance risk premium a willing market participant would require under current market conditions, that is, the inactive market. Management attributes the change in fair value of the junior subordinated debentures during the period to market changes in the nonperformance expectations and pricing of this type of debt, and not as a result of changes to our entity-specific credit risk. The widening of the credit risk adjusted spread above the Company's contractual spreads has primarily contributed to the positive fair value adjustments. Future contractions in the credit risk adjusted spread relative to the spread currently utilized to measure the Company's junior subordinated debentures at fair value as of December 31, 2012, or the passage of time, will result in negative fair value adjustments. Generally, an increase in the credit risk adjusted spread and/or a decrease in the three month LIBOR swap curve will result in positive fair value adjustments (and decrease the fair value measurement). Conversely, a decrease in the credit risk adjusted spread and/or an increase in the three month LIBOR swap curve will result in negative fair value adjustments (and increase the fair value measurement).

The following table provides a reconciliation of assets and liabilities measured at fair value using significant unobservable inputs (Level 3) on a recurring basis during the years ended December 31, 2012 and December 31, 2011:

(in thousands)

	Beginning Balance	Change included in earnings	Purchases and issuances	Sales and settlements	Ending Balance	Net change in unrealized gains or (losses) relating to items held at end of period
2012						
Mortgage servicing rights	$18,184	$(8,466)	$17,710	$ —	$27,428	$(3,778)
Junior subordinated debentures	82,905	6,350	—	(4,174)	85,081	6,350
2011						
Mortgage servicing rights	$14,454	$(2,990)	$ 6,720	$ —	$18,184	$ (961)
Junior subordinated debentures	80,688	6,134	—	(3,917)	82,905	6,134

Losses on mortgage servicing rights carried at fair value are recorded in mortgage banking revenue within other non-interest income. Gains (losses) on junior subordinated debentures carried at fair value are recorded within other non-interest income. The contractual interest expense on the junior subordinated debentures is recorded on an accrual basis as interest on junior subordinated debentures within interest expense. Settlements related to the junior subordinated debentures represent the payment of accrued interest that is embedded in the fair value of these liabilities.

Additionally, from time to time, certain assets are measured at fair value on a nonrecurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment.

Fair Value of Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following table presents information about the Company's assets and liabilities measured at fair value on a nonrecurring basis for which a nonrecurring change in fair value has been recorded during the years ended December 31, 2012 and 2011. The amounts disclosed below represent the fair values at the time the nonrecurring fair value measurements were made, and not necessarily the fair value as of the dates reported upon.

(in thousands)

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Investment securities, held to maturity				
Residential mortgage-backed securities and collateralized mortgage obligations	$ 432	$—	$—	$ 432
Non-covered loans and leases	34,007	—	—	34,007
Non-covered other real estate owned	4,671	—	—	4,671
Covered other real estate owned	8,957	—	—	8,957
	$48,067	$—	$—	$48,067

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Investment securities, held to maturity				
Residential mortgage-backed securities and collateralized mortgage obligations	$ 487	$—	$—	$ 487
Non-covered loans and leases	53,847	—	—	53,847
Non-covered other real estate owned	11,321	—	—	11,321
Covered other real estate owned	12,561	—	—	12,561
	$78,216	$—	$—	$78,216

The following table presents the losses resulting from nonrecurring fair value adjustments for the years ended December 31, 2012, 2011 and 2010:

(in thousands)

	2012	2011	2010
Investment securities, held to maturity			
Residential mortgage-backed securities and collateralized mortgage obligations	$ 155	$ 359	$ 414
Non-covered loans and leases	37,897	51,883	119,240
Non-covered other real estate owned	6,896	8,947	4,074
Covered other real estate owned	4,646	8,709	1,941
Total loss from nonrecurring measurements	$49,594	$69,898	$125,669

The investment securities held to maturity above relate to non-agency collateralized mortgage obligations where other-than-temporary impairment ("OTTI") has been identified and the investments have been adjusted to fair value. The fair value of these investment securities were obtained from third-party pricing services using matrix or model pricing methodologies and were corroborated by broker indicative bids. While we do not expect to recover the entire amortized cost basis of these securities, as we do not intend to sell these securities and it is not likely that we will be required to sell these securities before maturity, only the credit loss component of the impairment is recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. The remaining impairment loss related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to a separate component other comprehensive income ("OCI"). We estimate the cash flows of the underlying collateral within each security considering credit, interest and prepayment risk models that incorporate management's estimate of projected key assumptions including prepayment rates, collateral default rates and loss severity. Assumptions utilized vary from security to security, and are influenced by factors such as loan interest rates, geographic location, borrower characteristics and vintage, and historical experience. We then use a third party to obtain information about the structure of each security, including subordination and other credit enhancements, in order to determine how the underlying collateral cash flows will be distributed to each security issued in the structure. These cash flows are then discounted at the interest rate used to recognize interest income on each security.

The non-covered loans and leases amount above represents impaired, collateral dependent loans that have been adjusted to fair value. When we identify a collateral dependent loan as impaired, we measure the impairment using the current fair value of the collateral, less selling costs. Depending on the characteristics of a loan, the fair value of collateral is generally estimated by obtaining external appraisals. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses. The loss represents charge-offs or impairments on collateral dependent loans for fair value adjustments based on the fair value of collateral. The carrying value of loans fully charged-off is zero.

The non-covered and covered other real estate owned amount above represents impaired real estate that has been adjusted to fair value. Non-covered other real estate owned represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Fair value adjustments on other real estate owned are recognized within net loss on real estate owned. The loss represents impairments on non-covered other real estate owned for fair value adjustments based on the fair value of the real estate.

During the year ended December 31, 2012, the Bank transferred $767,000 of trading securities from Level 1 to Level 2 under the fair value hierarchy due to a refinement in the fair value methodology.

Fair Value Option

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale accounted for under the fair value option as of December 31, 2012 and 2011:

(in thousands)

	2012			2011		
	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance
Loans held for sale	$320,132	$302,760	$17,372	$102,098	$98,691	$3,407

Loans held for sale accounted for under the fair value option are measured initially at fair value with subsequent changes in fair value recognized in earnings. Gains and losses from such changes in fair value are reported as a component of Mortgage Banking Revenue, net in the *Consolidated Statements of Income*. As of December 31, 2012, the Company recorded a net gain of $14.0 million representing the change in fair value in earnings. As of December 31, 2011, the Company recorded a net gain of $3.4 million representing the change in fair value in earnings. As of December 31, 2010, the Company recorded a net gain of $247,000 representing the change in fair value in earnings.

There were no nonaccrual mortgage loans held for sale or mortgage loans held for sale 90 days or more past due and still accruing interest as of December 31, 2012 and 2011, respectively.

NOTE 25. EARNINGS PER COMMON SHARE

The following is a computation of basic and diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010:

(in thousands, except per share data)

	2012	2011	2010
NUMERATORS:			
Net income	$101,891	$ 74,496	$ 28,326
Preferred stock dividends	—	—	12,192
Dividends and undistributed earnings allocated to participating securities(1)	682	356	67
Net earnings available to common shareholders	$101,209	$ 74,140	$ 16,067
DENOMINATORS:			
Weighted average number of common shares outstanding—basic	111,935	114,220	107,922
Effect of potentially dilutive common shares(2)	216	189	231
Weighted average number of common shares outstanding—diluted	112,151	114,409	108,153
EARNINGS PER COMMON SHARE:			
Basic	$ 0.90	$ 0.65	$ 0.15
Diluted	$ 0.90	$ 0.65	$ 0.15

(1) Represents dividends paid and undistributed earnings allocated to nonvested restricted stock awards.
(2) Represents the effect of the assumed exercise of warrants, assumed exercise of stock options, vesting of non-participating restricted shares, and vesting of restricted stock units, based on the treasury stock method.

The following table presents the weighted average outstanding securities that were not included in the computation of diluted earnings per common share because their effect would be anti-dilutive for the years ended December 31, 2012, 2011 and 2010.

(in thousands)

	2012	2011	2010
Stock options	1,306	1,815	1,450
CPP warrant	—	—	274
Non-participating, nonvested restricted shares	—	—	9
	1,306	1,815	1,733

The weighted average number of outstanding common stock underlying the CPP warrant in 2010 reflects the repurchase of the warrants in connection with the Company's full repayment of TARP obligations and cancellation of all equity interests in the Company held by the U.S. Treasury.

NOTE 26. OPERATING SEGMENTS

The Company operates three primary segments: Community Banking, Home Lending and Wealth Management. The Community Banking segment's principal business focus is the offering of loan and deposit products to business and retail customers in its primary market areas. As of December 31, 2012, the Community Banking segment operated 200 locations throughout Oregon, California, Washington, and Northern Nevada.

The Home Lending segment, which operates as a division of the Bank, originates, sells and services residential mortgage loans.

The Wealth Management segment consists of the operations of Umpqua Investments, Inc. an affiliate of the Bank, which offers a full range of retail brokerage services and products to its clients who consist primarily of individual investors, and Umpqua Private Bank, which serves high net worth individuals with liquid investable assets and provides customized financial solutions and offerings. The Company accounts for intercompany fees and services between Umpqua Investments and the Bank at estimated fair value according to regulatory requirements for services provided. Intercompany items relate primarily to management services, referral fees and deposit rebates.

Summarized financial information concerning the Company's reportable segments and the reconciliation to the consolidated financial results is shown in the following tables:

Year Ended December 31, 2012
(in thousands)

	Community Banking	Wealth Management	Home Lending	Consolidated
Interest income	$ 420,622	$ 15,192	$ 20,271	$ 456,085
Interest expense	45,240	865	2,744	48,849
Net interest income	375,382	14,327	17,527	407,236
Provision for non-covered loan and lease losses	21,796	—	—	21,796
Provision for covered loan and lease losses	7,405	—	—	7,405
Non-interest income	38,272	13,759	84,798	136,829
Non-interest expense	307,089	15,108	37,455	359,652
Income before provision for income taxes	77,364	12,978	64,870	155,212
Provision for income taxes	22,202	5,171	25,948	53,321
Net income	55,162	7,807	38,922	101,891
Dividends and undistributed earnings allocated to participating securities	682	—	—	682
Net earnings available to common shareholders	$ 54,480	$ 7,807	$ 38,922	$ 101,209
Total assets	$10,984,996	$ 90,370	$720,077	$11,795,443
Total loans and leases (covered and non-covered)	$ 6,713,792	$ 74,132	$370,234	$ 7,158,158
Total deposits	$ 8,968,867	$382,033	$ 28,375	$ 9,379,275

Year Ended December 31, 2011
(in thousands)

	Community Banking	Wealth Management	Home Lending	Consolidated
Interest income	$ 474,167	$ 13,362	$ 14,224	$ 501,753
Interest expense	68,751	2,067	2,483	73,301
Net interest income	405,416	11,295	11,741	428,452
Provision for non-covered loan and lease losses	46,220	—	—	46,220
Provision for covered loan and lease losses	16,141	—	—	16,141
Non-interest income	43,282	13,963	26,873	84,118
Non-interest expense	302,883	15,630	20,458	338,971
Income before provision for income taxes	83,454	9,628	18,156	111,238
Provision for income taxes	26,023	3,457	7,262	36,742
Net income	57,431	6,171	10,894	74,496
Dividends and undistributed earnings allocated to participating securities	356	—	—	356
Net earnings available to common shareholders	$ 57,075	$ 6,171	$ 10,894	$ 74,140
Total assets	$11,086,493	$ 53,044	$423,321	$11,562,858
Total loans and leases (covered and non-covered)	$ 6,171,368	$ 38,810	$300,371	$ 6,510,549
Total deposits	$ 8,830,353	$390,992	$ 15,345	$ 9,236,690

Year Ended December 31, 2010
(in thousands)

	Community Banking	Wealth Management	Home Lending	Consolidated
Interest income	$ 466,054	$ 9,978	$ 12,564	$ 488,596
Interest expense	89,622	1,435	2,755	93,812
Net interest income	376,432	8,543	9,809	394,784
Provision for non-covered loan and lease losses	113,668	—	—	113,668
Provision for covered loan and lease losses	5,151	—	—	5,151
Non-interest income	41,534	12,967	21,403	75,904
Non-interest expense	286,629	15,503	15,606	317,738
Income before provision for income taxes	12,518	6,007	15,606	34,131
Provision for income taxes	(2,342)	1,905	6,242	5,805
Net income	14,860	4,102	9,364	28,326
Preferred stock dividends	12,192	—	—	12,192
Dividends and undistributed earnings allocated to participating securities	67	—	—	67
Net earnings available to common shareholders	$ 2,601	$ 4,102	$ 9,364	$ 16,067
Total assets	$11,314,681	$ 37,757	$316,272	$11,668,710
Total loans and leases (covered and non-covered)	$ 6,198,532	$ 23,631	$222,722	$ 6,444,885
Total deposits	$ 9,160,058	$262,148	$ 11,599	$ 9,433,805

NOTE 27. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has made loans to its directors and executive officers (and their associated and affiliated companies). All such loans have been made on the same terms as those prevailing at the time of origination to other borrowers.

The following table presents a summary of aggregate activity involving related party borrowers for the years ended December 31, 2012, 2011 and 2010:

(in thousands)

	2012	2011	2010
Loans outstanding at beginning of year	$12,245	$ 9,264	$12,301
New loans and advances	2,697	10,041	1,409
Less loan repayments	(2,113)	(7,060)	(3,467)
Reclassification(1)	(557)	—	(979)
Loans outstanding at end of year	$12,272	$12,245	$ 9,264

(1) Represents loans that were once considered related party but are no longer considered related party, or loans that were not related party that subsequently became related party loans.

At December 31, 2012 and 2011 deposits of related parties amounted to $16.3 million and $18.9 million, respectively.

NOTE 28. PARENT COMPANY FINANCIAL STATEMENTS

Condensed Balance Sheets

December 31,
(in thousands)

	2012	2011
ASSETS		
Non-interest bearing deposits with subsidiary banks	$ 82,383	$ 82,133
Investments in:		
Bank subsidiary	1,829,305	1,772,003
Nonbank subsidiaries	25,308	24,486
Other assets	1,498	5,713
Total assets	$1,938,494	$1,884,335
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to bank subsidiary	$ 49	$ 32
Other liabilities	18,340	26,441
Junior subordinated debentures, at fair value	85,081	82,905
Junior subordinated debentures, at amortized cost	110,985	102,544
Total liabilities	214,455	211,922
Shareholders' equity	1,724,039	1,672,413
Total liabilities and shareholders' equity	$1,938,494	$1,884,335

Condensed Statements of Income

Year Ended December 31, (in thousands)	2012	2011	2010
INCOME			
Dividends from subsidiaries	$ 78,755	$17,743	$ 245
Other income	(2,174)	(2,127)	5,081
Total income	76,581	15,616	5,326
EXPENSES			
Management fees paid to subsidiaries	459	469	291
Other expenses	9,189	9,072	9,116
Total expenses	9,648	9,541	9,407
Income (loss) before income tax benefit and equity in undistributed earnings of subsidiaries	66,933	6,075	(4,081)
Income tax benefit	(4,904)	(4,325)	(1,594)
Net income (loss) before equity in undistributed earnings of subsidiaries	71,837	10,400	(2,487)
Equity in undistributed earnings of subsidiaries	30,054	64,096	30,813
Net income	101,891	74,496	28,326
Preferred stock dividends	—	—	12,192
Dividends and undistributed earnings allocated to participating securities	682	356	67
Net earnings available to common shareholders	$101,209	$74,140	$16,067

Condensed Statements of Cash Flows

Year Ended December 31,
(in thousands)

	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	$101,891	$ 74,496	$ 28,326
Adjustment to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(30,054)	(64,096)	(30,813)
Depreciation, amortization and accretion	(322)	(322)	(322)
Change in fair value of junior subordinated debentures	2,182	2,217	(4,978)
Net decrease (increase) in other assets	4,925	(3,933)	3,717
Net (decrease) increase in other liabilities	(1,184)	3,736	(1,930)
Net cash provided (used) by operating activities	77,438	12,098	(6,000)
INVESTING ACTIVITIES:			
Investment in subsidiaries	(24,970)	(3,668)	(126,500)
Acquisitions	419	—	—
Net decrease (increase) in receivables from nonbank subsidiaries	—	8	(8)
Net cash used by investing activities	(24,551)	(3,660)	(126,508)
FINANCING ACTIVITIES:			
Net increase (decrease) in payables to subsidiaries	17	7	(34)
Proceeds from issuance of preferred stock	—	—	198,289
Redemption of preferred stock	—	—	(214,181)
Redemption of warrants	—	—	(4,500)
Net proceeds from issuance of common stock	—	—	89,786
Dividends paid on preferred stock	—	—	(3,686)
Dividends paid on common stock	(46,201)	(25,317)	(20,626)
Stock repurchased	(7,433)	(29,754)	(284)
Proceeds from exercise of stock options	980	309	1,004
Net cash (used) provided by financing activities	(52,637)	(54,755)	45,768
Change in cash and cash equivalents	250	(46,317)	(86,740)
Cash and cash equivalents, beginning of year	82,133	128,450	215,190
Cash and cash equivalents, end of year	$ 82,383	$ 82,133	$ 128,450

NOTE 29. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables present the summary results for the eight quarters ending December 31, 2012:

(in thousands, except per share information)

					2012
	December 31	September 30	June 30	March 31	Four Quarters
Interest income	$112,741	$114,108	$113,594	$115,642	$456,085
Interest expense	10,912	12,068	12,582	13,287	48,849
Net interest income	101,829	102,040	101,012	102,355	407,236
Provision for non-covered loan and lease losses	4,913	7,078	6,638	3,167	21,796
Provision for covered loan and lease losses	3,103	2,927	1,406	(31)	7,405
Non-interest income	46,987	33,679	28,926	27,237	136,829
Non-interest expense	98,046	86,974	86,936	87,696	359,652
Income before provision for income taxes	42,754	38,740	34,958	38,760	155,212
Provision for income taxes	14,796	13,587	11,681	13,257	53,321
Net income	27,958	25,153	23,277	25,503	101,891
Dividends and undistributed earnings allocated to participating securities	183	170	162	167	682
Net earnings available to common shareholders	$ 27,775	$ 24,983	$ 23,115	$ 25,336	$101,209
Basic earnings per common share	$ 0.25	$ 0.22	$ 0.21	$ 0.23	
Diluted earnings per common share	$ 0.25	$ 0.22	$ 0.21	$ 0.23	
Cash dividends declared per common share	$ 0.09	$ 0.09	$ 0.09	$ 0.07	

(in thousands, except per share information)

					2011
	December 31	September 30	June 30	March 31	Four Quarters
Interest income	$121,917	$126,527	$128,417	$124,892	$501,753
Interest expense	15,262	18,993	19,056	19,990	73,301
Net interest income	106,655	107,534	109,361	104,902	428,452
Provision for non-covered loan and lease losses	6,642	9,089	15,459	15,030	46,220
Provision for covered loan and lease losses	698	4,420	3,755	7,268	16,141
Non-interest income	18,128	24,778	19,627	21,585	84,118
Non-interest expense	85,339	86,224	83,207	84,201	338,971
Income before provision for income taxes	32,104	32,579	26,567	19,988	111,238
Provision for income taxes	10,722	10,717	8,782	6,521	36,742
Net income	21,382	21,862	17,785	13,467	74,496
Dividends and undistributed earnings allocated to participating securities	103	105	86	62	356
Net earnings available to common shareholders	$ 21,279	$ 21,757	$ 17,699	$ 13,405	$ 74,140
Basic earnings per common share	$ 0.19	$ 0.19	$ 0.15	$ 0.12	
Diluted earnings per common share	$ 0.19	$ 0.19	$ 0.15	$ 0.12	
Cash dividends declared per common share	$ 0.07	$ 0.07	$ 0.05	$ 0.05	

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

On a quarterly basis, we carry out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934. As of December 31, 2012, our management, including our Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer, concluded that our disclosure controls and procedures were effective in timely alerting them to material information relating to us, that is required to be included in our periodic SEC filings.

Although we change and improve our internal controls over financial reporting on an ongoing basis, we do not believe that any such changes occurred in the fourth quarter 2012 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Umpqua Holdings Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment and those criteria, we believe that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

The Company's registered public accounting firm has audited the Company's consolidated financial statements and the effectiveness of our internal control over financial reporting as of and for the year ended December 31, 2012 that are included in this annual report and issued their Report of Independent Registered Public Accounting Firm, appearing under Item 8. The attestation report expresses an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2012.

February 15, 2013

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this item is incorporated by reference to Umpqua's Proxy Statement for the 2013 annual meeting of shareholders under the captions "Annual Meeting Business"- "Item 1, Election of Directors", "Information About Executive Officers", "Corporate Governance Overview" and "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Compensation Discussion and Analysis."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is set forth in Part II, Item 5, "Equity Compensation Plan Information" and is incorporated by reference to the Proxy Statement, under the caption "Security Ownership of Management and Others."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The response to this item is incorporated by reference to the Proxy Statement, under the captions "Annual Meeting Business-Item 1, Election of Directors" and "Related Party Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The response to this item is incorporated by reference to the Proxy Statement, Item2-Ratificaton of Auditor Appointment under the caption "Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(1) Financial Statements:

The consolidated financial statements are included as Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

All schedules have been omitted because the information is not required, not applicable, not present in amounts sufficient to require submission of the schedule, or is included in the financial statements or notes thereto.

(3) The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed on the Index of Exhibits to this annual report on Form 10-K on sequential page 176.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Umpqua Holdings Corporation has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 15, 2013.

UMPQUA HOLDINGS CORPORATION (Registrant)

/s/ Raymond P. Davis

Raymond P. Davis, President and Chief Executive Officer

Date: February 15, 2013

Signature	Title	Date
/s/ Raymond P. Davis Raymond P. Davis	President, Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2013
/s/ Ronald L. Farnsworth Ronald L. Farnsworth	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 15, 2013
/s/ Neal T. McLaughlin Neal T. McLaughlin	Executive Vice President, Treasurer (Principal Accounting Officer)	February 15, 2013
/s/ Peggy Y. Fowler Peggy Y. Fowler	Director	February 15, 2013
/s/ Stephen M. Gambee Stephen M. Gambee	Director	February 15, 2013
/s/ James S. Greene James S. Greene	Director	February 15, 2013
/s/ William A. Lansing William A. Lansing	Director	February 15, 2013
/s/ Luis F. Machuca Luis F. Machuca	Director	February 15, 2013
/s/ Diane D. Miller Diane D. Miller	Director	February 15, 2013
/s/ Laureen E. Seeger Laureen E. Seeger	Director	February 15, 2013
/s/ Dudley R. Slater Dudley R. Slater	Director	February 15, 2013

Signature	Title	Date
/s/ Susan F. Stevens Susan F. Stevens	Director	February 15, 2013
/s/ Hilliard C. Terry, III Hilliard C. Terry, III	Director	February 15, 2013
/s/ Bryan L. Timm Bryan L. Timm	Director	February 15, 2013
/s/ Frank R. J. Whittaker Frank R. J. Whittaker	Director	February 15, 2013

EXHIBIT INDEX

Exhibit		
3.1	(a)	Restated Articles of Incorporation with designation of Fixed Rate Cumulative Perpetual Preferred Stock, Series A and designation of Series B Common Stock Equivalent preferred stock
3.2	(b)	Bylaws, as amended
4.1	(c)	Specimen Common Stock Certificate
4.2	(d)	Amended and Restated Declaration of Trust for Umpqua Master Trust I, dated August 9, 2007
4.3	(e)	Indenture, dated August 9, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.4	(f)	Series A Guarantee Agreement, dated August 9, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.5	(g)	Series B Guarantee Agreement, dated September 6, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.6	(h)	Series B Supplement pursuant to Amended and Restated Declaration of Trust dated August 9, 2007
10.1**	(i)	Third Restated Supplemental Executive Retirement Plan effective April 16, 2008 between the Company and Raymond P. Davis
10.2**	(j)	Employment Agreement dated July 1, 2003, between the Company and Raymond P. Davis
10.3**	(k)	Umpqua Holdings Corporation 2005 Performance-Based Executive Incentive Plan
10.4**	(l)	2003 Stock Incentive Plan, as amended, effective March 5, 2007
10.5**	(m)	2007 Long Term Incentive Plan effective March 5, 2007
10.6**	(n)	Employment Agreement with Brad Copeland dated March 10, 2006
10.7**	(o)	Employment Agreement with Kelly J. Johnson dated January 15, 2009
10.8**	(q)	Form of Employment Agreement with Ronald L. Farnsworth, Steven L. Philpott and Neal T. McLaughlin, each dated March 5, 2008
10.9**	(r)	Form of Long Term Incentive Restricted Stock Unit Agreement
10.10**	(s)	Split-Dollar Insurance Agreement dated April 16, 2008 between the Company and Raymond P. Davis
10.11**	(t)	Form of First Amendment to Employment Agreement effective September 16, 2008 between the Company and Brad Copeland and between the Company and Barbara Baker
10.12**	(u)	Employment Agreement dated effective March 21, 2010 between the Company and Cort O'Haver
10.13**	(v)	Employment Agreement dated effective June 1, 2010 between the Company and Mark Wardlow
10.14**	(w)	Employment Agreement dated effective November 15, 2010 between the Company and Ulderico (Rick) Calero, Jr.
10.15**	(x)	Form of Amendment No. 1 to Nonqualified Stock Option Agreements between Company and Executive Officers that were originally issued January 31, 2011
10.16**	(y)	Form of Amendment No. 1 to Restricted Stock Agreements between the Company and Executive Officers that were originally issued January 31, 2011
10.17**	(z)	Form of Amendment to Employment Agreement effective January 9, 2013, between the Company and Ronald L. Farnsworth, Steven L. Philpott and Neal T. McLaughlin
12		Ratio of Earnings to Fixed Charges
21.1		Subsidiaries of the Registrants
23.1		Consent of Independent Registered Public Accounting Firm – Moss Adams LLP
31.1		Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2		Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.3		Certification of Principal Accounting Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32		Certification of Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS XBRL Instance Document *
101.SCH XBRL Taxonomy Extension Schema Document *
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB XBRL Taxonomy Extension Label Linkbase Document *
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document *

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

** Indicates compensatory plan or arrangement

(a) Incorporated by reference to Exhibit 3.1 to Form 10-Q filed May 7, 2010
(b) Incorporated by reference to Exhibit 3.2 to Form 8-K filed April 22, 2008
(c) Incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8 (No. 333-77259) filed with the SEC on April 28, 1999
(d) Incorporated by reference to Exhibit 4.1 to Form 8-K filed August 10, 2007
(e) Incorporated by reference to Exhibit 4.2 to Form 8-K filed August 10, 2007
(f) Incorporated by reference to Exhibit 4.3 to Form 8-K filed August 10, 2007
(g) Incorporated by reference to Exhibit 4.3 to Form 8-K filed September 7, 2007
(h) Incorporated by reference to Exhibit 4.4 to Form 8-K filed September 7, 2007
(i) Incorporated by reference to Exhibit 99.1 to Form 8-K/A filed April 22, 2008
(j) Incorporated by reference to Exhibit 10.4 to Form 10-Q filed August 14, 2003
(k) Incorporated by reference to Appendix B to Form DEF 14A filed March 31, 2005
(l) Incorporated by reference to Appendix A to Form DEF 14A filed March 14, 2007
(m) Incorporated by reference to Appendix B to Form DEF 14A filed March 14, 2007
(n) Incorporated by reference to Exhibit 10.2 to Form 8-K filed March 21, 2006
(o) Incorporate by reference to Exhibit 10.7 to Form 10-K filed February 19, 2010
(p) Incorporated by reference to Exhibit 10.8 to Form 10-K filed February 19, 2010
(q) Incorporated by reference to Exhibit 99.1 to Form 8-K filed March 7, 2008
(r) Incorporated by reference to Exhibit 10.4 to Form 10-Q filed August 3, 2007
(s) Incorporated by reference to Exhibit 99.2 to Form 8-K filed April 22, 2008
(t) Incorporated by reference to Exhibit 99.1 to Form 8-K filed October 8, 2008
(u) Incorporated by reference to Exhibit 10.1 to Form 10-Q filed November 4, 2010
(v) Incorporated by reference to Exhibit 10.2 to Form 10-Q filed November 4, 2010
(w) Incorporated by reference to Exhibit 99.1 to Form 8-K filed February 4, 2011
(x) Incorporated by reference to Exhibit 10.1 to Form 8-K filed June 20, 2011
(y) Incorporated by reference to Exhibit 10.2 to Form 8-K filed June 20, 2011
(z) Incorporated by reference to Exhibit 99.1 to Form 8-K filed January 14, 2013


FSC
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999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

celebrating 60 years

UMPQUA HOLDINGS
CORPORATION



to my fellow shareholders,

I'm pleased to report that in a year in which the national economy remained sluggish, your company performed well. In 2012, Umpqua Holdings Corporation earned $101 million in net income, an increase of 37% from the $74 million reported in 2011.

These results included an enviable balance sheet, much stronger earnings and a 42% increase in our common stock cash dividends. This is the result of actions management has taken in recent years to position the company for the eventual economic recovery that is now slowly emerging. It is also due to the commitment and hard work of our more than 2,400 associates who continue to embrace and enhance our company culture.

Despite the progress made last year, the market value of our common stock didn't respond accordingly, and management and the board of directors were disappointed in the return we delivered to you, our shareholders. However, both management and the board are encouraged by our prospects and remain focused on implementing initiatives that will advance shareholder returns now and for the long term.

Here we outline results and actions taken last year within all major areas of the company to ensure that we continue to improve your company's performance.

capital

Maintaining strong capital levels is an essential part of the company's long-term success, providing us with the financial capacity to take advantage of strategic opportunities that lead to future growth. Umpqua remains extremely well capitalized, with our total shareholder equity at $1.7 billion, comprised entirely of common equity. Our ratio of tangible common equity to tangible assets at year-end was 9.35% compared to 9.14% at the end of 2011, and Umpqua's total risk-based capital level of 16.52% is substantially higher than the regulatory definition of "well capitalized" of 10%.

We understand that there are trade-offs for having such a rich capital level. Namely, excess capital applies pressure to our returns until it's put to work. Management has the experience to proactively deploy capital when the appropriate opportunity arises and/or when we are able to return it to our shareholders through higher dividends or share repurchases.

credit quality

Our credit quality teams once again demonstrated incredible skill, discipline and hard work, and the results of their efforts are clear in our credit metrics, which continue the steady improvement we've seen in recent years. Umpqua's total non-covered, non-performing assets to total assets ended the year at 0.75%, the lowest reported ratio in more than five years and significantly lower than those of our Northwest regional peers.

Our credit metrics play an important role in strengthening shareholder returns. As they improve, it creates a corresponding reduction in credit workout costs, which, in turn, increases the company's earnings. We are already beginning to see positive results of this progress – last year, our credit quality workout costs were $21 million, down 12% from $24 million in 2011. We expect this trend to continue.

strategic expansion

Because of the company's strong capital position, management is able to focus on our overall growth strategy, actively seeking expansion opportunities that advance our shareholder return and geographic reach, whether organically or through acquisition.

In 2012, this included the continuation of our San Francisco Bay Area expansion, with:

- **The acquisition of California-based Circle Bank, which added six new locations; and**
- **The announcement of new flagship stores in San Jose and San Francisco, which will open in the first half of 2013.**

We also added and expanded key divisions, including:

- **A new Agriculture and Commercial Banking Center in California's Central Coast;**
- **An expanded Commercial Real Estate Division; and**
- **An expanded Home Lending Division with four new Home Lending centers in Oregon, Washington and California.**

This growth allows us to leverage the company's reputation and size, reinforcing our presence in existing markets and enhancing our ability to serve both consumers and businesses.



Seattle
Gig Harbor
Kent
Olympia
washington
Vancouver
Portland
Salem
oregon
Eugene
Springfield
Bend
Roseburg
Medford
california
nevada
Eureka
Redding
Chico
Reno
Yuba City
Santa Rosa
Napa
Sacramento
San Rafael
Sonora
San Francisco
San Jose
Santa Cruz

loan growth

Umpqua's capital strength also means that we've continued to lend actively to businesses and consumers in the markets we serve. In 2012, our total loan production exceeded $3.8 billion, a 54% increase over 2011. This is reflected in our loan-to-deposit ratio, which improved from its low of 68% in 2010 to 76% last year. For the year, our total non-covered loans grew by $793 million, or 13%.

The company's commercial lending continues to be a significant source of loan growth, with $1.6 billion in production in 2012, an increase of 14% over 2011. This is due to the talent and discipline of our commercial teams and the investments we've made to add professional commercial bankers in strategic markets.

A couple of years ago, management recognized that a protracted low interest rate environment would provide opportunities for our Home Lending Division and began expanding the group to meet demand. That expansion is paying off; in 2012, our Home Lending Division produced $84.2 million in revenue on $2.2 billion in loan production, both record numbers. We continue to expand this division into markets where Umpqua's brand and reputation provide a competitive advantage that we can leverage quickly.

In this low rate environment, we are also focused on expanding our product and service offerings for customers in ways that also diversify our revenue streams. Examples of this include the success of our Capital Markets team, which has generated more than $12 million in revenue in less than two years, and the expansion of our Wealth Management Division into the attractive Puget Sound and San Francisco markets.

community banking

Umpqua's network of 200 bank stores adds to the strength of our Commercial Banking and Home Lending centers as we continue to emphasize organic growth throughout our footprint. Now located in four states and expanding, Umpqua is taking advantage of our market position as an institution of regional size that continues to operate as a community bank.

As a result of the low interest rate environment, we continue to manage our deposit portfolio carefully, with an emphasis on increasing our low-cost, non-interest-bearing deposits. These products are an important measure of our relationship banking approach, which leverages our store concept and customer experience strategy. Last year we increased non-interest-bearing deposits from 21% to 24% of total deposits. We also successfully transitioned our customers into a new suite of checking products that more closely reflects consumer banking preferences.

Due to the strength of our brand, our reputation and our unique culture, we have made Umpqua a bank of choice for businesses and consumers. The opportunity now is to continue expanding our reach and market share in new and existing markets.

culture and value

The value proposition we began building nearly 20 years ago is more relevant now than ever before. We're building a financial institution that combines the service and community engagement of a small community bank with the sophisticated products and financial expertise of the big banks. This sets us apart from virtually every other financial institution in our markets and gives us a powerful competitive advantage.

Our culture is critical to the success of this model and our value proposition, and we consider it our most valuable asset.

We're pleased to report that Umpqua's culture remains strong and vibrant, as the following regional and national recognition demonstrates:

- **Named one of *Fortune's* "100 Best Companies to Work For" for the 7th consecutive year;**
- **Named Most Admired Financial Services Company in Oregon by the Portland Business Journal for the 8th consecutive year;**
- **Ranked as the best Oregon-based bank and 28th overall on Forbes magazine's ranking of America's 100 largest banks;**
- **Placed 5th of large companies on the inaugural Oregonian's Top Workplaces list;**
- **Finalist for Best Places to Work in Washington named by the Puget Sound Business Journal;**
- **Ranked in the Sacramento Business Journal's list of Top 10 in Corporate Giving.**

We also believe that remaining a community bank means supporting and giving back to the communities we serve in meaningful ways. Umpqua's Connect Volunteer Network provides each of our associates with up to 40 hours a year of paid time off to volunteer for youth-focused organizations, schools or community development programs of their choice.

Connect is regularly named by our associates as one of the benefits they value most, and in 2012 Umpqua associates achieved a new industry standard in corporate volunteerism. Last year, our associates provided more than 46,000 combined volunteer hours to 1,757 nonprofit organizations in our communities.

Umpqua's Connect program is an essential resource for non-profit organizations and the communities we serve. It's also a daily reminder for each of our participating associates of our obligations as a community bank.

our customers and innovation

Umpqua Bank has always been a customer-centric company, one focused on providing our customers with an extraordinary experience.

This is an essential part of our DNA – it is baked into our culture and part of what inspires each of us to strive for excellence. In the age of digital and social media and rapid technological change, it's more important than ever before.

As technology continues to create new tools and resources for consumers, the banking environment must evolve as well. We're actively investing in new technologies that integrate the delivery of our products and services across all channels, including new mobile banking apps, improved ATM capabilities and augmented digital services.

Our innovation in new channels will complement and enhance the in-store experience, and we continue to advance the store as well. Our new flagship location in San Francisco will serve as the evolution of our store concept, incorporating digital and mobile technology in new ways to create an experience that exceeds customer expectations. We look forward to accelerating our initiatives in this area over the next several years – and to continuing to challenge how a bank can and should operate.

the new normal

The financial industry is facing costly new regulations and a challenging interest rate environment, and continues to search for its "new normal" for financial performance. In this reality, size and the ability to leverage economies of scale are more important than ever. We expect this environment will lead to more consolidation within the industry as financial institutions' boards of directors recognize that increasing shareholder return will be more challenging and, in some cases, simply not possible.

Umpqua is well positioned to take advantage of opportunities this situation presents. At almost $12 billion in assets, we believe that our size, financial strength and reputation make us an attractive alternative for smaller banks looking for a "safe harbor."

your board of directors

Over the years, our board's willingness to evolve and our ability to attract top talent have been essential to Umpqua's strength and continued growth.

2012 was no exception, with the addition of exceptional new directors and leadership. Their continued guidance is outstanding and demonstrated clearly in Umpqua Bank's success.

In this, the start of Umpqua's 60th year, we are pleased to report that despite the economic challenges that remain, the future of your company is strong. On behalf of Umpqua's associates and our Board of Directors, thank you for your continued support.



Raymond P. Davis
President and CEO



Peggy Fowler
Board Chair

This letter includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in our filings with the SEC. You should not place undue reliance on forward-looking statements and we do not intend to correct or update any such statements. In this letter, we make forward-looking statements about deploying capital to improve shareholder returns, seeking strategic growth opportunities, reducing credit workout costs, diversifying sources of revenue, investing in new technologies, continuing to reinvent our customer experience through technology and new delivery channels and taking advantage of industry consolidation. Specific risks that could cause results to differ from the forward-looking statements include those that are set forth in our filings with the SEC, deterioration of the economy, internal and external events that would negatively impact loan growth, credit costs and earnings, delays in siting and building new stores, unsuccessful capital deployment, unanticipated changes in our competitive environment and delay or inability to implement new technologies.

financial highlights

(dollars in thousands, except per-share data)

Reconciliation of Net Earnings Available to Common Shareholders to Operating Earnings	2012	2011	% Change
Net earnings available to common shareholders	$101,209	$74,140	37%
Net loss on junior subordinated debentures carried at fair value, net of tax	1,322	1,318	0%
Merger-related expenses, net of tax	1,403	216	550%
Operating earnings	$103,934	$75,674	37%
Basic earnings per common share	$0.90	$0.65	38%
Basic operating earnings per common share	0.93	0.66	41%
Diluted earnings per common share	0.90	0.65	38%
Diluted operating earnings per common share	0.93	0.66	41%

	2012	2011	% Change
Total assets	$11,795,443	$11,562,858	2%
Total non-covered loans	6,681,080	5,888,098	13%
Total covered loans	477,078	622,451	-23%
Total deposits	9,379,275	9,236,690	2%
Total shareholders' equity	1,724,039	1,672,413	3%

Selected Performance Ratios	2012	2011	2010
Return on average assets	0.88%	0.64%	0.15%
Return on average common shareholders' equity	5.95%	4.43%	1.01%
Return on average assets - operating basis (1)	0.90%	0.65%	0.12%
Return on average common shareholders' equity - operating basis (1)	6.11%	4.53%	0.83%
Net interest margin (fully tax equivalent)	4.02%	4.19%	4.17%
Total loans as a percentage of deposits	76.32%	70.49%	68.32%
Dividend payout ratio	37.78%	36.92%	133.33%

Asset Quality Ratios	2012	2011	2010
Allowance for non-covered credit losses to total non-covered loans	1.30%	1.59%	1.82%
Non-covered, non-performing assets to total assets	0.75%	1.09%	1.53%
Net charge-offs to average non-covered loans	0.48%	0.96%	2.06%

(1) Based on operating earnings.



UMPQUA HOLDINGS
C O R P O R A T I O N

2012 annual report

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Stock Trading Market
Umpqua Holdings Corporation trades on the NASDAQ Global Select Market under the symbol UMPQ.

Headquarters and Investor Information
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, OR 97258
503.268.6675
www.umpquaholdingscorp.com

Transfer Agent
Computershare
PO Box 43006
Providence, RI 02940-3006
1.800.922.2641
www.computershare.com

Annual Shareholders' Meeting
The annual meeting of Umpqua Holdings Corporation will be held at 6:00 pm, local time, on April 16, 2013 at the RiverPlace Hotel, 1510 SW Harbor Way, Portland, Oregon


UMPQUA
B·A·N·K


umpqua investments inc.


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